As filed with the Securities and Exchange Commission on July 5, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

TransUnion Corp.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7320 (Primary Standard Industrial Classification Code Number)	74-3135689 (I.R.S. Employer Identification Number)

555 West Adams Street

Chicago, Illinois 60661

Telephone: (312) 985-2000

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

John W. Blenke

Executive Vice President, Corporate General Counsel and Corporate Secretary

TransUnion Corp.

555 West Adams Street

Chicago, Illinois 60661

Telephone: (312) 985-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Michael A. Pucker Cathy A. Birkeland Roderick O. Branch Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Samuel A. Hamood Executive Vice President and Chief Financial Officer TransUnion Corp. 555 West Adams Street Chicago, Illinois 60661 (312) 985-2000	Andrew J. Pitts Craig F. Arcella Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$ 325,000,000	$ 37,732.50

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(0) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Includes additional shares that the Underwriters have the option to purchase to cover over-allotments, if any. See “Underwriting.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated July 5, 2011

PROSPECTUS

            Shares

TransUnion Corp.

Common Stock

This is TransUnion’s initial public offering. We are selling             shares of our common stock.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on                     under the symbol “             .”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also exercise their option to purchase up to an additional             shares from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2011.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	Deutsche Bank Securities

Credit Suisse	Morgan Stanley

The date of this prospectus is                     , 2011.

TransUnion

Providing the Power to Achieve

Delivering high-quality data and advanced analytics and decisioning capabilities

Empowering consumers to better understand and proactively manage their personal finances

Helping build credit economies worldwide

23-955

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information from that contained in this prospectus or in any free writing prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus may only be accurate on the date of this prospectus.

Industry and Market Data

This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources.

i

PROSPECTUS SUMMARY

This summary contains selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider in making your investment decision. You should carefully read this entire prospectus, including the information set forth under the headings “Risk Factors,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes thereto appearing elsewhere in this prospectus before deciding to invest in our common stock.

Unless we indicate otherwise or the context otherwise requires, all references to “TransUnion,” the “Company,” “we,” “us” and “our” refer collectively to TransUnion Corp. and its consolidated subsidiaries. References in this prospectus to years are to our fiscal years, which end on December 31.

Overview

We are a leading global provider of information and risk management solutions. We provide these solutions to businesses across multiple industries and to individual consumers. Our technology and services enable businesses to make more timely and informed credit granting, risk management, underwriting, fraud protection and customer acquisition decisions by delivering high quality data, and by integrating advanced analytics and enhanced decision-making capabilities. Our interactive website provides consumers with real-time access to their personal credit information and analytical tools that help them understand and proactively manage their personal finances. Over a million unique consumers visit our website each month. We have operations in the United States, Africa, Canada, Latin America, East Asia and India and provide services in 23 countries. Since our founding in 1968, we have built a stable and highly diversified customer base of approximately 45,000 businesses in multiple industries, including financial services, insurance, healthcare, automotive, retail and communications.

High quality data is the cornerstone of our business. Businesses depend on our data for their daily risk-management processes. Consumers seek our data to help them understand their credit profile and protect themselves against identity theft. Together with our unconsolidated subsidiaries, we maintain credit files on approximately 500 million consumers and businesses worldwide. We refine and enhance the financial, credit, identity, insurance claims, bankruptcy and other data we obtain from thousands of sources and use our sophisticated matching algorithms to create proprietary databases. We combine our data with our analytics and decisioning technology to deliver additional value to our customers. Our analytics, such as predictive modeling and scoring, customer segmentation, benchmarking and forecasting, enable businesses and consumers to efficiently monitor and manage risk. Our decisioning technology, which is delivered on a software-as-a-service platform, enables businesses to interpret data and scores and apply their specific qualifying criteria to make real-time decisions at the point of interaction with their customers.

We have a diverse and stable global customer base, which includes many of the largest companies in each of the primary industries we serve. For example, in the United States, we contract with nine of the ten largest banks, all of the major credit card issuers and eight of the ten largest property and casualty insurance carriers and we provide services to thousands of healthcare providers. In addition, we provide subscription-based interactive services to a growing base of over a million consumers. Our deep industry knowledge and experience allow us to craft solutions tailored to our customers’ specific needs. We maintain long-standing relationships with the majority of our largest customers, including relationships of over ten years with each of our top ten global financial services customers. We attribute the length of our customer relationships to the critical nature of the services we provide, our consistency and reliability, and our innovative and collaborative approach to meeting our customers’ continually changing needs.

We manage our business through three operating segments. U.S. Information Services, (“USIS”), which represented approximately 65% of our revenue for the three months ended March 31, 2011, provides consumer reports, credit scores, verification services, analytical services and decisioning technology to businesses in the United States. USIS offers these services to customers in the financial services, insurance, healthcare and other industries, and delivers them through both direct and indirect channels. International, which represented approximately 20% of our revenue for the three months ended March 31, 2011, provides services similar to our USIS and Interactive segments in several countries outside the United States. Interactive, which represented approximately 15% of our revenue for the three months ended March 31, 2011, provides services to consumers that help them understand and proactively manage their personal finances and protect them from identity theft.

We had revenues of $956.5 million for the year ended December 31, 2010, and $245.9 million for the three months ended March 31, 2011. We had Adjusted EBITDA of $326.6 million for the year ended December 31, 2010, and $79.3 million for the three months ended March 31, 2011. See “—Summary Historical Consolidated Financial Data” for a reconciliation of Adjusted EBITDA to its most comparable GAAP measure, net income (loss) attributable to TransUnion Corp.

Market Opportunity

We believe several important trends in the global macroeconomic environment, as well as within the key industries we serve, are driving market growth for information and risk management solutions.

•

Large and Growing Market for Data and Analytics. We believe that the business information services market is large and growing. According to a 2010 forecast from Veronis Suhler Stevenson, spending on business information in the United States reached $51.6 billion in 2009 and is projected to grow at a compounded annual growth rate (“CAGR”) of 7.0% from 2009 through 2014. For 2009, $11.0 billion of this amount was attributed to credit and risk information. Spending in this category of information is projected to grow at a CAGR of 6.4% from 2009 through 2014. We believe that the demand for targeted data and sophisticated analytical tools will continue to grow meaningfully as businesses seek real time access to more granular data in order to better understand their customers.

•

Substantial Focus on Risk Management. As a result of the recent economic downturn, new regulatory requirements and a heightened focus on reducing fraud and losses, we believe there is a growing demand for risk-based pricing and underwriting strategies as well as ongoing reviews of existing customers’ risk profiles. For example, since 2008 insurance carriers have seen double-digit percentage increases in the number of quotes requested, leading to increased underwriting and administrative costs. In addition, financial institutions are utilizing more robust account and portfolio management strategies in order to manage losses within their existing customer base. Changing regulations in the credit card industry are motivating issuers to use more advanced customer segmentation and scoring tools to match customers to appropriate products.

•

Growth Driven by Non-traditional Users of Consumer Data. Non-traditional users of consumer data are recognizing the value of credit information and analytical tools. Healthcare companies use these tools to manage their revenue cycle, capital markets participants use them to develop better valuations of securitized loan portfolios, and for-profit education companies use them to reduce loan defaults. In the healthcare industry, for example, increases in high-deductible health plans and the number of uninsured and under-insured consumers have increased collection risks for healthcare providers. Currently, according to the Centers of Disease Control and Prevention, there are 1 billion patient visits annually to physician offices, hospital outpatient and emergency departments. To manage costs associated with these visits, healthcare providers are increasingly seeking information about their patients at the time of registration through modernized healthcare technology and electronic records. We believe companies that can offer real-time, reliable data and technology will be best positioned to benefit from the increasing demand for and use of consumer data by non-traditional users.

•

Growth in Emerging International Markets. Economic growth in emerging markets continues to outpace the global average. According to the International Monetary Fund, for 2012, the average GDP of emerging markets is projected to grow over 2.5 times faster than that of developed markets. As economies in emerging markets continue to develop and mature, we believe there will continue to be a rise in favorable socio-economic trends, such as an increase in the size of middle and affluent classes, and a significant increase in the use of financial services. In addition, credit penetration is relatively low in emerging markets compared to developed markets. For example, using our database of information compiled from financial institutions as a benchmark of credit activity, we estimate that less than 20% of the adult population in India is currently credit active. We expect the populations in emerging markets to become more credit active, resulting in increased demand for our services.

•

Increased Consumer Focus on Managing Personal Finances and Protecting Against Identity Theft. Consumers are increasingly focused on proactively managing their finances and protecting their identities. According to Javelin Research, a third-party industry source, the annual market for online credit monitoring and identity theft protection services is $2.4 billion. According to the Federal Trade Commission, identity theft was the top consumer complaint received by the agency in 2010. Tighter availability of credit and stricter lending practices are prompting individual consumers to seek a better understanding of their credit profile. As a result of these factors, an increasing number of consumers are accessing their credit reports and purchasing credit monitoring services.

Our Competitive Strengths

•

Global Leader in Information Management Solutions. We are one of only three leading global participants in the consumer credit and information management industry. Over the past 40 years, we have established comprehensive proprietary databases and information management solutions and developed the ability to rapidly and reliably deliver high quality consumer information, creating what we believe is a sustainable competitive advantage. We have a diverse and stable global customer base, which includes many of the largest companies in each of our primary industries. We believe that our scale, global footprint, reputation and strong market positions will allow us to capitalize on business opportunities in countries and regions around the world and contribute to our long-term growth.

•

Innovative and Differentiated Information Solutions. We have developed innovative and differentiated service offerings to meet the evolving needs of our customers. Our industry-leading triggers platform notifies our business customers of changes to consumer profiles on a daily basis. Our decisioning technology helps businesses interpret both data and predictive model results, and applies customer-specific criteria to facilitate real-time, automated decisions at the point of consumer interaction. We develop industry studies and provide a source of market intelligence that we believe provide a more holistic perspective on macroeconomic and market trends than comparable offerings of our competitors. We believe our specialized data, analytics and decisioning services differentiate us from our competitors.

•	Deep and Specialized Industry Expertise. We have developed substantial expertise in a number of industries, including financial services, insurance and healthcare, and have placed industry experts in key leadership positions throughout our organization. Our thought leadership and published studies have enhanced our reputation within these industries. In addition, we have been able to apply our industry knowledge and high-quality data assets to form strategic partnerships with other leading companies in key industries to develop new solutions and revenue opportunities. We believe that our industry knowledge base, coupled with our collaborative customer approach, has made it possible for us to anticipate and address our customers’ needs and enables us to offer additional proprietary value-added services.

•

Strong Presence in Attractive International Markets. We currently provide services in 22 countries outside the United States in both developed and emerging markets with significant growth potential. We have a strong presence in our developed markets, where we hold a leading market position. We are also well-positioned as a first mover in several fast-growing emerging markets, such as India, a market we entered in 2003. Since 1993, we have hosted the most extensive credit database in South Africa, which positions us well for expansion into the rest of the African continent. In addition, we have become a significant credit information and analytics provider in Latin America through partnerships and acquisitions, such as our recent acquisition in Chile. We believe that our flexible approach to forming local partnerships has allowed us to establish a foothold in certain markets ahead of our major competitors.

•

Attractive Business Model. Data, analytics and technology are the three key components of our business model, which is characterized by diversified, predictable revenue streams, low working capital requirements and operating leverage. We own 100% of our U.S. consumer credit data base and we typically obtain information at little or no cost, which provides us with an efficient cost structure and allows us to benefit from economies of scale. Our significant investments to upgrade and improve our technology provide us with the ability to address our customers’ needs with minimal and predictable capital investment. Additionally, our ongoing Operational Excellence program, which is aimed at creating a long-term competitive and efficient cost structure, has institutionalized our cost-management practices.

•

Proven and Experienced Management Team. We have a seasoned senior management team with an average of 15 years of experience in a variety of industries, including the credit and information management, financial services and information technology industries. Our senior management team has a track record of strong performance and depth of expertise in the markets we serve. This team has overseen our expansion into new industries and geographies while managing ongoing cost-saving initiatives. As a result of the sustained focus of our management team, we have maintained stable operating performance despite the recent economic downturn.

Our Growth Strategy

•

Develop Innovative Solutions to Meet Market Challenges. We have a culture of innovation. Our industry expertise and collaborative approach allow us to prioritize investments in new data sources and development of additional services to provide integrated solutions to meet our customers’ needs. In addition, we plan to take advantage of strategic partnerships to develop innovative services that differentiate us from our competitors. As the needs of our customers evolve, we plan to continue to provide creative solutions to meet their challenges and further expand our relationships with them.

•

Expand Internationally. We believe international markets present a significant opportunity for growth, as these economies continue to develop and their populations become more credit active. Given our incumbent position in many fast-growing emerging markets, we are well positioned to benefit from the ongoing expansion of consumer credit in these regions. We will continue to focus on expanding into new industries in developed international markets with the introduction of new solutions and lines of business. We will continue to expand globally by forming alliances with local partners, pursuing strategic acquisitions and developing operations in new markets.

•

Focus on Underpenetrated and Growth Industries. We continue to focus on underpenetrated and growth industries in the United States, such as insurance and healthcare, where we believe that the use of information-based analytics and decisioning technology is low. Insurers have seen an increase in claims dollars paid, reinforcing their need to price risk appropriately. We offer a range of solutions, including new fraud detection tools and predictive scores, that help insurers price risk appropriately in the quoting and underwriting process. Similarly, we expect providers and payers in the growing healthcare market to utilize more of our data and analytics as they manage collection risks and respond to new regulations that require them to measure the quality of their care in order to be eligible for full reimbursement by the government. We expect that these industries will continue to be a source of growing revenue and profitability for us.

•

Expand Interactive Business. Consumers are becoming increasingly aware of the need to proactively manage their personal finances and protect their identities. We will continue to invest in consumer-driven product enhancements and utilize our data-driven customer acquisition strategy through advertising and mobile and social media. In addition to our direct-to-consumer offerings, we will continue our low capital intensive strategy of test marketing new product enhancements and configurations through strategic partners who combine our services with their own offerings. We also plan to leverage the success of our U.S. based Interactive business to offer similar services in our international markets.

•

Pursue Strategic Acquisitions. We will evaluate and pursue strategic acquisitions in order to accelerate growth within our existing businesses and diversify into new businesses. We are focused on opportunities to expand our geographic footprint and the breadth and depth of our services, including acquiring proprietary datasets and industry expertise, in our key industries. We may also increase our investments in foreign entities where we hold a minority interest, as we recently did in India with the purchase of an additional interest in Credit Information Bureau (India) Limited. We plan to maintain our disciplined fiscal approach to any acquisition.

Our History

Our business was founded in 1968 as a Delaware corporation and, in 1969, we acquired the Credit Bureau of Cook County, located in Chicago, Illinois, to provide regional credit reporting services. In the early 1970s, we began expanding on a national scale by acquiring and partnering with other regional credit bureaus, and by 1988, we had collected consumer credit information covering the United States. We were acquired by Marmon Holdings, Inc. (“Marmon”) in 1981 and continued to operate within Marmon’s corporate structure until 2005, when we were spun-off to the Pritzker family business interests (the stockholders of Marmon at that time). Since the spin-off, we have operated as a stand-alone corporate group.

On June 15, 2010, an affiliate of Madison Dearborn Partners, LLC (“Madison Dearborn” or the “Sponsor”), on behalf of certain of its investment funds, acquired 51.0% of our outstanding common stock from Pritzker family business interests. We refer to this transaction as the “Change in Control Transaction.” Madison Dearborn, based in Chicago, is an experienced and successful private equity investment firm that has raised over $18 billion of capital. Since its formation in 1992, the Sponsor’s investment funds have invested in approximately 120 companies. The Sponsor’s investment funds invest in businesses across a broad spectrum of industries, including basic industries, communications, consumer, financial services and healthcare. Madison

Dearborn’s objective is to invest in companies with strong competitive characteristics that it believes have the potential for significant long-term equity appreciation. To achieve this objective, the Sponsor seeks to partner with outstanding management teams that have a solid understanding of their businesses as well as track records of building shareholder value.

Corporate Information

Our principal executive offices are located at 555 West Adams Street, Chicago, Illinois 60661. Our telephone number is (312) 985-2000. Our website address is www.transunion.com. The information on, or that may be accessed through, our website is not a part of this prospectus.

This prospectus includes our trademarks such as “TransUnion,” which are protected under applicable intellectual property laws and are the property of TransUnion Corp. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

THE OFFERING

Common Stock offered by us	shares

Common Stock to be outstanding immediately after this offering	shares

Overallotment option	We have granted the underwriters an option to purchase up to additional shares of our common stock at the initial public offering price for a period of 30 days after the date of this prospectus.

Use of Proceeds	We intend to use the net proceeds from the sale of shares by us to reduce our outstanding indebtedness and for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page 12 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed symbol for trading on

The total number of shares of common stock to be outstanding immediately after this offering is based on 29,774,592 shares of our common stock outstanding as of March 31, 2011, and excludes:

•

3,074,658 shares of common stock issuable upon exercise of options outstanding as of March 31, 2011, at an exercise price of $24.37 per share, of which no options to purchase shares were exercisable as of that date;

•

340,287 additional shares of common stock reserved for issuance under our TransUnion Corp. 2010 Management Equity Plan (as amended and restated effective February 9, 2011) (our “2010 Management Equity Plan”) (see “Compensation Discussion and Analysis”); and

•	53,275 shares of common stock issued and sold to two of our directors in private placement transactions on April 8, 2011, and May 3, 2011, at a purchase price of $24.37 per share.

Except as otherwise indicated, information in this prospectus:

•	reflects the automatic conversion of all outstanding shares of our non-voting common stock into 304,951 shares of voting common stock immediately prior to the consummation of this offering;

•

assumes (1) no exercise by the underwriters of their option to purchase up to            additional shares from us and (2) an initial public offering price of $             per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus; and

•	assumes filing of our amended and restated certificate of incorporation and adoption of our amended and restated bylaws, which will occur at or prior to the consummation of the offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary historical consolidated financial data for the periods ended and as of the dates indicated below.

We have derived the summary historical consolidated financial data as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the summary historical consolidated financial data for the three months ended March 31, 2011, and March 31, 2010, and the summary historical consolidated balance sheet data as of March 31, 2011, from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and, in our opinion, reflect all adjustments, including normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations for the three months ended March 31, 2011. Our results of operations for the three months ended March 31, 2011, are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

The summary historical financial data set forth below is only a summary and should be read in conjunction with “Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Three Months Ended March 31,		Twelve Months Ended December 31,
(in millions, except per share data)	2011	2010	2010	2009	2008
	(Unaudited)
Income Statement Data:
Revenue	$245.9	$227.0	$956.5	$924.8	$1,015.9
Operating expenses:
Cost of services	101.7	99.1	395.8	404.2	432.2
Selling, general and administrative	67.4	61.6	263.0	234.6	305.5
Depreciation and amortization	21.7	20.2	81.6	81.6	85.7

Total operating expenses(1)	190.8	180.9	740.4	720.4	823.4
Operating income	55.1	46.1	216.1	204.4	192.5
Non-operating income and expense(2)	(92.3)	(4.2)	(133.1)	1.3	17.4

Income (loss) from continuing operations before income tax	(37.2)	41.9	83.0	205.7	209.9
Benefit (provision) for income tax	13.9	(15.1)	(46.3)	(73.4)	(75.5)

Income (loss) from continuing operations	(23.3)	26.8	36.7	132.3	134.4
Discontinued operations, net of tax	(0.1)	(4.2)	8.2	1.2	(15.9)

Net income (loss)	(23.4)	22.6	44.9	133.5	118.5
Less: net income attributable to noncontrolling interests	(2.1)	(1.8)	(8.3)	(8.1)	(9.2)

Net income (loss) attributable to TransUnion Corp.	$(25.5)	$20.8	$36.6	$125.4	$109.3

Income (loss) from continuing operations attributable to TransUnion Corp. common stockholders per share, basic	$(0.85)	$0.33	$0.55	$1.13	$1.01
Income (loss) from continuing operations attributable to TransUnion Corp. common stockholders per share, diluted	$(0.85)	$0.32	$0.55	$1.13	$1.00
Weighted average shares, basic	29.8	76.7	51.1	109.5	124.5
Weighted average shares, diluted	29.8	77.1	51.3	109.8	125.0

	Three Months Ended March 31,		Twelve Months Ended December 31,
(in millions)	2011	2010	2010	2009	2008
	(Unaudited)
Other Financial Data:
Adjusted EBITDA(3)	$79.3	$71.1	$326.6	$299.8	$343.7
Cash provided by operating activities of continuing operations	25.9	25.1	204.6	251.8	230.4
Capital expenditures of continuing operations(4)	26.7	5.4	46.8	56.3	93.5

	As of March 31, 2011		As of December 31,
(in millions)	Actual	As Adjusted(5)(6)	2010	2009
	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$116.7	$	$131.2	$137.5
Total assets	919.1		954.2	1,010.0
Total debt	1,606.2		1,606.0	591.3
Total stockholders’ equity(7)	(883.6)		(862.0)	249.4

(1)

For the twelve months ended December 31, 2010, total operating expenses included $21.4 million of accelerated stock-based compensation and related expenses resulting from the Change in Control Transaction and a gain of $3.9 million on the trade in of mainframe computers. See Note 2, “Change in Control,” and Note 16, “Stock-Based Compensation,” of our audited financial statements appearing elsewhere in this prospectus for further information about the impact of the Change in Control Transaction.

(2)

For the three months ended March 31, 2011, non-operating income and expense included $33.6 million of interest expense and, as a result of refinancing our senior secured credit facility in February 2011, a $9.5 million prepayment penalty and $49.8 million write-off of unamortized loan costs incurred in connection with financing the Change in Control Transaction in June 2010. For the twelve months ended December 31, 2010, non-operating income and expense included $90.1 million of interest expense, $28.7 million of acquisition fees and $20.5 million of loan fees, primarily related to the Change in Control Transaction. See Note 2, “Change in Control,” of our audited financial statements appearing elsewhere in this prospectus for further information about the impact of the Change in Control Transaction. See Note 8, “Debt,” of our unaudited financial statements and Note 13, “Debt,” of our audited financial statements appearing elsewhere in this prospectus for further information about interest expense and the refinancing.

(3)

Adjusted EBITDA is a non-GAAP measure. We present Adjusted EBITDA as a supplemental measure of our operating performance because it eliminates the impact of certain items that we do not consider indicative of our ongoing operating performance. In addition, Adjusted EBITDA does not reflect our capital expenditures, interest, income tax, depreciation, amortization or stock-based compensation. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

In addition to its use as a measure of our operating performance, our board of directors and executive management team focus on Adjusted EBITDA as a compensation measure. The annual variable compensation for certain members of our management is based in part on Adjusted EBITDA.

Adjusted EBITDA is not a measure of financial condition or profitability under GAAP and should not be considered an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to operating income or net income as an indicator of operating performance. We believe that the most directly comparable GAAP measure to Adjusted EBITDA is net income (loss) attributable to TransUnion Corp. The reconciliation of net income (loss) attributable to TransUnion Corp. to Adjusted EBITDA, is as follows:

	Three Months Ended March 31,		Twelve Months Ended December 31,
(in millions)	2011	2010	2010	2009	2008
	(Unaudited)
Net income (loss) attributable to TransUnion Corp	$(25.5)	$20.8	$36.6	$125.4	$109.3
Discontinued operations	0.1	4.2	(8.2)	(1.2)	15.9

Net income (loss) from continuing operations attributable to TransUnion Corp.	$(25.4)	$25.0	$28.4	$124.2	$125.2
Net interest expense (income)	33.4	5.0	89.1	—	(20.6)
Income taxes	(13.9)	15.1	46.3	73.4	75.5
Depreciation and amortization	21.7	20.2	81.6	81.6	85.7
Stock-based compensation	1.2	5.1	10.8	16.1	20.1
Other (income) and expense(A)	62.3	0.7	52.9	4.5	10.5
Adjustments(B)	—	—	17.5	—	47.3

Adjusted EBITDA	$79.3	$71.1	$326.6	$299.8	$343.7

(A)

For the three months ended March 31, 2011, as a result of refinancing our senior secured credit facility in February 2011, other income and expense included a $59.3 million write-off of unamortized loan costs incurred in connection with financing the Change in Control Transaction in June 2010 and $3.0 million of other income and expense. See Note 8, “Debt,” of our unaudited financial statements appearing elsewhere in this prospectus for further information about the refinancing. For the twelve months ended December 31, 2010, other income and expense included $28.7 million of acquisition fees and $20.5 million of loan fees, primarily related to the Change in Control Transaction, and $3.7 million of other income and expense. See Note 2, “Change in Control,” of our audited financial statements appearing elsewhere in this prospectus for further information about the impact of the Change in Control Transaction. For the twelve months ended December 31, 2008, other income and expense included a $7.7 million impairment loss on marketable securities and $2.8 million of other income and expense. Other income and expense included in the reconciliation of net income (loss) attributable to TransUnion Corp. to Adjusted EBITDA includes all amounts included in other income and expense, net, on our income statement except for earnings from equity method investments and dividends received from cost method investments.

(B)

For the twelve months ended December 31, 2010, adjustments included $21.4 million of accelerated stock-based compensation and related expenses resulting from the Change in Control Transaction and a gain of $3.9 million on the trade in of mainframe computers. See Note 2, “Change in Control,” and Note 16, “Stock-Based Compensation,” of our audited financial statements appearing elsewhere in this prospectus for further information about the impact of the Change in Control Transaction. For the twelve months ended December 31, 2008, adjustments comprised $47.3 million related to the settlement of the Privacy Litigation. See “Business—Legal Proceedings—Privacy Litigation.”

(4)	Capital expenditures for the three months ended March 31, 2011, included $18.8 million paid in the first quarter of 2011 for assets purchased and accrued for in the fourth quarter of 2010.
(5)	Reflects the issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the front cover of this prospectus, and our receipt of the net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses payable by us.
(6)

A $1.00 increase or decrease in the assumed initial public offering price of $            per share, the midpoint of the range set forth on the front cover of this prospectus, would result in an approximately $            million increase or decrease in each of cash and cash equivalents, total assets and total stockholders’ equity, assuming that the number of shares offered by us set forth on the front cover of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease in each of cash and cash equivalents, total assets and total stockholders’ equity by approximately $            million, assuming that the assumed initial public offering price of $            per share, the midpoint of the range set forth on the front cover of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and the other terms of this offering.

(7)

The balance of total stockholders’ equity decreased from December 31, 2009, to December 31, 2010, primarily due to the Change in Control Transaction. See Note 2, “Change in Control,” of our audited consolidated financial statements appearing elsewhere in this prospectus.

RISK FACTORS

You should consider carefully the risks and uncertainties described below and the other information in this prospectus before deciding to invest in our common stock. The following risks and uncertainties could materially affect our business, financial condition or results of operations. As a result, the market price of our common stock could decline, and you could lose part, or all, of your investment.

Risks Related to Our Business

Our revenues are concentrated in the U.S. consumer credit and financial services industries. When these industries or the broader financial markets experience a downturn, demand for our services, our revenues and the collectability of receivables may be adversely affected.

Our largest customers depend on favorable macroeconomic conditions and are impacted by the availability of credit, the level and volatility of interest rates, inflation, employment levels, consumer confidence and housing demand. When financial markets experience volatility, illiquidity and disruption, as they did beginning in 2008, our customer base suffers. These recent market developments and the potential for increased and continuing disruptions going forward present considerable risks to our businesses and operations. Changes in the economy have resulted, and may continue to result, in fluctuations in demand, and the volumes, pricing and operating margins for our services. For example, the banking and financial market downturn that began to affect our business in 2008 caused a greater focus on expense reduction by our customers and led to a decline in their account acquisition mailings, which resulted in reduced revenues from our credit marketing programs. In addition, financial institutions tightened lending standards and granted fewer mortgage loans, student loans, automobile loans and other consumer loans. As a result, we experienced a reduction in our credit report volumes. If businesses in these industries experience economic hardship, we cannot assure you that we will be able to generate future revenue growth or collect our receivables. In addition, if consumer demand for financial services and products and the number of credit applications decrease, the demand for our services could also be materially reduced. These types of disruptions could lead to a decline in the volumes of services we provide our customers and could negatively impact our revenue and results of operations.

Data security and integrity are critically important to our business, and breaches of security, unauthorized disclosure of confidential information or the perception that confidential information is not secure, could result in a material loss of business, substantial legal liability, or significant harm to our reputation.

We own a large amount of highly sensitive and confidential consumer financial and personal information. This data is often accessed through secure transmissions over public networks, including the internet. Despite our technical and contractual precautions to prevent the unauthorized access to and disclosure of our data, we cannot assure you that the networks that access our services and databases will not be compromised, whether as a result of criminal conduct, advances in computer hacking or otherwise. Several recent, highly publicized data security breaches have heightened consumer awareness of this issue. Unauthorized disclosure, loss or corruption of our data could disrupt our operations, subject us to substantial legal liability, result in a material loss of business, and significantly harm our reputation.

Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event that consumer information is accessed by unauthorized persons. In the United States, federal and state laws provide for over 40 disparate notification regimes, all of which we are subject to. Complying with such numerous and complex regulations in the event of unauthorized access will be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability.

If we experience system failures or capacity constraints, the delivery of our services to our customers could be delayed or interrupted, which could harm our business and reputation and result in the loss of revenues or customers.

Our ability to provide reliable service largely depends on the efficient and uninterrupted operation of our computer network, systems and data centers, some of which have been outsourced to third-party providers. In addition, we generate a significant amount of our revenues through channels that are dependent on links to telecommunications providers. Our systems and operations could be exposed to damage or interruption from fire, natural disasters, power loss, war, terrorist acts, telecommunication failures, computer viruses, denial of service attacks or human error. For example, in 2007, a service interruption occurring during a routine maintenance visit by one of our hardware vendors resulted in a disruption in our ability to deliver data and services for almost 24 hours. We may not have sufficient redundant operations to cover a loss or failure of our systems in a timely manner. Any significant interruption could severely harm our business and reputation and result in a loss of revenue and customers.

We could lose our access to data sources which could prevent us from providing our services.

Our services and products depend extensively upon continued access to and receipt of data from external sources, including data received from customers, strategic partners and various government and public records depositories. Our data providers could stop providing data or increase the costs for their data, for a variety of reasons, including a perception that our systems are insecure as a result of a data security breach or a desire to generate additional revenue. We could also become subject to legislative, regulatory or judicial restrictions on the collection or use of such data, in particular if such data is not collected by our providers in a way that allows us to legally use the data. In some cases, we compete with our data providers. If we lost access to this external data or if our access was restricted or became less economical, our ability to provide services could be negatively impacted, which would adversely affect our reputation, business, financial condition and results of operations. We cannot provide assurance that we will be successful in maintaining our relationships with these external data source providers or that we will be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we cannot provide assurance that we will be able to obtain data from alternative sources if our current sources become unavailable.

Our business is subject to various governmental regulations and laws, compliance with which may cause us to incur significant expenses, and if we fail to maintain satisfactory compliance with certain regulations, we could be subject to civil or criminal penalties.

Our business is subject to significant international, federal, state and local laws and regulations, including but not limited to privacy and consumer data protection, financial, tax and labor regulations. See “Business—Regulatory Matters” for a description of select regulatory regimes to which we are subject. These laws and regulations are complex, change frequently and have tended to become more stringent over time. We currently incur significant expenses in our attempt to ensure compliance with these laws. In addition, in the future we may be subject to significant additional expense to remedy violations of these laws and regulations. Any failure by us to comply with applicable laws or regulations could also result in significant liability to us, including liability to private plaintiffs as a result of individual or class-action litigation, or may result in the cessation of our operations or portions of our operations or impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our services are sold into regulated industries, we must comply with additional regulations in marketing our services into these industries, including, but not limited to, state insurance laws and regulations and the Health Insurance Portability and Accountability Act of 1996.

Certain of the laws and regulations governing our business are opaque and subject to interpretation by judges, juries and administrative bodies, creating substantial uncertainty for our business. In the past, we have incurred liability as a result of selling target marketing lists, a practice that was found by the Federal Trade Commission (the “FTC”) to be unlawful under the Fair Credit Reporting Act, despite a lack of statutory or regulatory guidance. We paid $75 million into a class-action settlement fund in connection with the Privacy Litigation as a result of this finding. See “Business—Legal Proceedings—Privacy Litigation.” We cannot predict what effect the interpretation of existing or new laws or regulations may have on our business.

The Dodd-Frank Act authorizes the newly created Bureau of Consumer Financial Protection (the “CFPB”) to adopt rules that could potentially have a serious impact on our and our customers’ businesses and it also empowers the CFPB and state officials to bring enforcement actions against companies that violate federal consumer financial laws.

In 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Title X of the Dodd-Frank Act establishes the Bureau of Consumer Financial Protection and significant portions of the Dodd-Frank Act related to the CFPB become effective on July 21, 2011. The CFPB has broad powers to promulgate, administer and enforce consumer financial regulations, including those applicable to us and our customers. Final regulations could place significant restrictions on our business and the businesses of our customers, particularly customers in the lending industry, and could increase the costs of or make the continuance of all or a portion of our current business impractical or unprofitable. Compliance with the Dodd-Frank Act, CFPB regulations, or other new laws, regulations or interpretations could result in substantial compliance costs or otherwise adversely impact our business, financial condition and our results of operations.

In addition to Dodd-Frank’s grant of regulatory and supervisory powers to the CFPB, Dodd-Frank gives the CFPB authority to conduct examinations and pursue administrative proceedings or litigation for violations of federal consumer financial laws, including the CFPB’s own rules. In these proceedings, the CFPB can obtain cease and desist orders, which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief, and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. Also, where a company has violated Title X of Dodd-Frank or CFPB regulations under Title X, Dodd-Frank empowers state attorneys general and state regulators to bring civil actions for the kind of cease and desist orders available to the CFPB (but not for civil penalties). Potentially, if the CFPB or one or more state officials believe we have violated the foregoing laws, they could exercise their enforcement powers in ways that would have a material adverse effect on us.

Changes in legislation or regulations governing consumer privacy may affect our ability to collect, manage and use personal information.

There has been an increasing public concern about the use of personal information, particularly Social Security numbers, dates of birth, financial information, medical information and department of motor vehicle data. As a result, there may be legislative or regulatory efforts to further restrict the use of this personal information. In addition, we provide credit reports and scores to consumers for a fee, and this income stream may be reduced or interrupted by legislation. For example, in 2003, the United States Congress passed a law requiring us to provide consumers with one credit report per year free of charge. Recently, legislation was introduced requiring us to provide credit scores to consumers without charge. Changes in applicable legislation or regulations that restrict our ability to collect and disseminate information, or that require us to provide services to customers or a segment of customers without charge, could result in decreased demand for our services, increase our compliance costs, restrict or eliminate our access to consumer data and adversely affect our business, financial position and results of operations.

The outcome of litigation or regulatory proceedings in which we are involved, or in which we may become involved, could subject us to significant monetary damages or restrictions on our ability to do business.

Legal proceedings arise frequently as part of the normal course of our business. These include individual consumer cases, class action lawsuits and actions brought by federal or state regulators. The outcome of these proceedings is difficult to assess or quantify. Plaintiffs in these lawsuits may seek recovery of large amounts and the cost to defend this litigation may be significant. There may also be adverse publicity associated with litigation that could decrease customer acceptance of our services. In addition, a court-ordered injunction or an administrative cease-and-desist order may require us to modify our business practices or may prohibit conduct that would otherwise be legal and in which our competitors may engage. Many of the technical and complex statutes to which we are subject, including state and federal credit reporting, medical privacy, and financial privacy requirements, may provide for civil and criminal penalties and may permit consumers to maintain individual or class actions against us and obtain statutorily prescribed damages. While we do not believe that the outcome of any pending or threatened litigation or regulatory enforcement action will have a material adverse effect on our financial position, litigation is inherently uncertain and adverse outcomes could result in significant monetary damages, penalties or injunctive relief against us. For example, in 2008, pursuant to the terms of a settlement agreement with respect to certain class action proceedings, which we refer to as the Privacy Litigation (as defined in “Business—Legal Proceedings”), we paid $75.0 million into a fund for the benefit of class members and provided approximately 600,000 individuals with up to 9 months of free credit monitoring services. Moreover, in 2009, pursuant to a settlement agreement we agreed with the other two defendants in a class action proceeding, which we refer to as the Bankruptcy Tradeline Litigation (as defined in “Business—Legal Proceedings”), to deposit $17.0 million, our share of the $51.0 million total settlement, into a settlement fund for the benefit of class members. The settlement is awaiting final court approval and is being challenged by certain class members, who allege that damages payable by each of the three credit reporting companies exceed $1.0 billion. Our insurance coverage may be insufficient to cover adverse judgments against us. See “Business—Legal Proceedings” for further information regarding the Privacy Litigation, the Bankruptcy Tradeline Litigation and other material pending litigation.

We depend, in part, on strategic alliances, joint ventures and acquisitions to grow our business. If we are unable to make strategic acquisitions and develop and maintain these strategic alliances and joint ventures, our growth may be adversely affected.

An important focus of our business is to identify business partners who can enhance our services and enable us to develop solutions that differentiate us from our competitors. We have entered into several alliance agreements or license agreements with respect to certain of our data sets and services and may enter into similar agreements in the future. These arrangements may require us to restrict our use of certain of our technologies among certain customer industries, or to grant licenses on terms that ultimately may prove to be unfavorable to us, either of which could reduce the value of our common stock. Relationships with our alliance agreement partners may include risks due to incomplete information regarding the marketplace and commercial strategies of our partners, and our alliance agreements or other licensing agreements may be the subject of contractual disputes. If we or our alliance agreements’ partners are not successful in commercializing the alliance agreements’ services, such commercial failure could adversely affect our business.

In addition, a significant strategy for our international expansion is to establish operations through strategic alliances or joint ventures with local financial institutions and other partners. We cannot provide assurance that these arrangements will be successful or that our relationships with our partners will continue to be mutually beneficial. If these relationships cannot be established or maintained it could negatively impact our business, financial condition and results of operations. Moreover, our ownership in and control of our foreign investments may be limited by local law.

We also selectively evaluate and consider acquisitions as a means of expanding our business and entering into new markets. We may not be able to acquire businesses we target due to a variety of factors such as competition from companies that are better positioned to make the acquisition. Our inability to make such strategic acquisitions could restrict our ability to expand our business and enter into new markets which would limit our ability to generate future revenue growth.

When we engage in acquisitions, investments in new businesses or divestitures of existing businesses, we will face risks that may adversely affect our business.

We may acquire or make investments in businesses that offer complementary services and technologies. Future acquisitions may not be completed on favorable terms and acquired assets, data or businesses may not be successfully integrated into our operations. Any acquisitions or investments will include risks commonly encountered in acquisitions of businesses, including:

•	failing to achieve the financial and strategic goals for the acquired business;

•	paying more than fair market value for an acquired company or assets;

•	failing to integrate the operations and personnel of the acquired businesses in an efficient and timely manner;

•	disrupting our ongoing businesses;

•	distracting management focus from our ongoing businesses;

•	acquiring unanticipated liabilities;

•	failing to retain key personnel;

•	incurring the expense of an impairment of assets due to the failure to realize expected benefits;

•	damaging relationships with employees, customers or strategic partners; and

•	diluting the share value of existing stockholders.

Any divestitures will be accompanied by the risks commonly encountered in the sale of businesses, which may include:

•	disrupting our ongoing businesses;

•	reducing our revenues;

•	losing key personnel;

•	distracting management focus from our ongoing businesses;

•	indemnification claims for breaches of representations and warranties in sale agreements;

•	damaging relationships with employees and customers as a result of transferring a business to new owners; and

•	failure to close a transaction due to conditions such as financing or regulatory approvals not being satisfied.

These risks could harm our business, financial condition or results of operations, particularly if they occur in the context of a significant acquisition or a divestiture. Acquisitions of businesses having a significant presence outside the United States will increase our exposure to the risks of conducting operations in international markets.

If we are unable to develop successful new services in a timely manner, or if the market does not adopt our new services, our ability to maintain or increase our revenue could be adversely affected.

In order to keep pace with customer demands for increasingly sophisticated service offerings, to sustain expansion into growth industries and to maintain our profitability, we must continue to innovate and introduce new services to the market. The process of developing new services is complex and uncertain. Our industry solutions require intense experience and knowledge from within the relevant industry. We must commit significant resources to this effort before knowing whether the market will accept new service offerings. We may not successfully execute on our new services because of challenges in planning or timing, technical hurdles, difficulty in predicting market demand, changes in regulation, or a lack of appropriate resources. Failure to successfully introduce new services to the market could adversely affect our reputation, business, financial condition and results of operations.

If we fail to keep up with rapidly changing technologies, demand for our services could be adversely affected.

In our markets, there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, database technology and the use of the internet. Changes in customer preferences or regulatory requirements may require changes in the technology used to deliver our services. Our future success will depend, in part, upon our ability to:

•	internally develop new and competitive technologies;

•	use leading third-party technologies effectively; and

•	respond to changing customer needs and regulatory requirements.

We cannot provide assurance that we will successfully implement new technologies or adapt our technology to customer, regulatory and competitive requirements. If we fail to respond to changes in technology, regulatory requirements or customer preferences, the demand for our services, or the delivery of our services, could be adversely affected.

Our ability to expand our operations in, and the portion of our revenue derived from, markets outside the United States is subject to economic, political and other inherent risks, which could adversely impact our growth rate and financial performance.

Over the last several years, we have derived a growing portion of our revenues from customers outside the United States, and it is our intent to continue to expand our international operations. We have sales and technical support personnel in numerous countries worldwide. We expect to continue to add international personnel to expand our abilities to deliver differentiated services to our international customers. Expansion into international markets will require significant resources and management attention and will subject us to new regulatory, economic and political risks. Moreover, the services we offer in developed and emerging markets must match our customers’ demand for those services. Due to price, limited purchasing power and differences in the development of consumer credit markets, there can be no assurance that our services will be accepted in any particular developed or emerging market, and we cannot be sure that our international expansion efforts will be successful. The results of our operations and our growth rate could be adversely affected by a variety of factors arising out of international commerce, some of which are beyond our control. These factors include:

•	currency exchange rate fluctuations;

•	foreign exchange controls that might prevent us from repatriating cash to the United States;

•	difficulties in managing and staffing international offices;

•	increased travel, infrastructure, legal and compliance costs of multiple international locations;

•	foreign laws and regulatory requirements;

•	terrorist activity, natural disasters and other catastrophic events;

•	restrictions on the import and export of technologies;

•	difficulties in enforcing contracts and collecting accounts receivable;

•	longer payment cycles;

•	failure to meet quality standards for outsourced work;

•	unfavorable tax rules;

•	political and economic conditions in foreign countries, particularly in emerging markets;

•	varying business practices in foreign countries; and

•	reduced protection for intellectual property rights.

As we continue to expand our business, our success will partially depend on our ability to anticipate and effectively manage these and other risks. Our failure to manage these risks could adversely affect our business, financial condition and results of operations.

We may not be able to effectively maintain our cost management strategy, which may adversely affect our ability to sustain our operating margins.

Our cost management strategy includes strategic sourcing, labor management, streamlining back-office functions and improving overall processes. Although we have implemented such plans and continue to explore means by which we can control or reduce expenses, we cannot assure you that we will be able to realize all the projected benefits of our cost management strategies. In addition, if we cannot maintain control of our cost structure, it will have a negative impact on our operating margins. Moreover, our operations and performance may be disrupted by our cost-management and facilities-integration efforts.

We are subject to significant competition in many of the markets in which we operate.

We may not be able to compete successfully against our competitors, which could impair our ability to sell our services. We compete on the basis of system availability, differentiated solutions, personalized customer service, breadth of services and price. Our regional and global competitors vary in size, financial and technical capability, and in the scope of the products and services they offer. Some of our competitors may be better positioned to develop, promote and sell their products. Larger competitors may benefit from greater cost efficiencies and may be able to win business simply based on pricing. Our competitors may also be able to respond to opportunities before we do, taking advantage of new technologies, changes in customer requirements, or market trends.

Our Interactive segment experiences competition from emerging companies. For example, prior to January 2008, Equifax and Experian were our top competitors for direct-to-consumer credit services, such as credit reports and identity theft protection services. In the past few years there has been an influx of non-bureau companies offering similar services, some leveraging the free services that we must provide by law. These developments have resulted in increased competition.

Many of our competitors have extensive customer relationships, including relationships with our current and potential customers. New competitors, or alliances among competitors, may emerge and gain significant market share. Existing or new competitors may develop products and services that are superior to ours or that achieve greater market acceptance. If we are unable to respond to changes in customer requirements as quickly and effectively as our competition, our ability to expand our business and sell our services may be adversely affected.

Our competitors may be able to sell services at lower prices than us, individually or as part of integrated suites of several related services. This ability may cause our customers to purchase from our competitors rather than us. Price reductions by our competitors could also negatively impact our operating margins or harm our ability to obtain new long-term contracts or renewals of existing contracts on favorable terms.

No assurance can be given that we will be able to compete effectively against current and future competitors. If we fail to successfully compete, our business, financial condition and results of operations may be adversely affected.

We have a substantial amount of indebtedness, which could adversely affect our financial position.

We have a substantial amount of indebtedness. As of March 31, 2011, we had total debt of $1,606.2 million consisting of $645.0 million of senior notes, $950.0 million of borrowings under our senior secured credit facility, and $11.2 million of other debt, of which $10.3 million was debt of TransUnion Corp. Our substantial indebtedness may:

•	make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on the senior notes and our other indebtedness;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

In addition, our borrowings under our senior secured credit facility are, and are expected to continue to be, at variable-rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable-rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease.

Despite our current level of indebtedness, we may still be able to incur substantial additional indebtedness. This could exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing our senior notes and the agreement governing our senior secured credit facility limit, but do not prohibit, us or our subsidiaries from incurring additional indebtedness. If we incur any additional indebtedness the holders of that indebtedness will be entitled to share ratably with the holders of the senior notes and the guarantees in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our business prior to any recovery by our equity holders. This may have the effect of reducing the amount of proceeds paid to you in such an event. If new indebtedness, including under our senior secured credit facility, is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify, especially with respect to the demands on our liquidity as a result of increased interest commitments.

Covenants in our debt agreements restrict our business in many ways.

The indenture governing our senior notes and the agreement governing our senior secured credit facility contain various covenants that limit our ability and/or our restricted subsidiaries’ ability to, among other things:

•	incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;

•	issue redeemable stock and preferred stock;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase debt;

•	make loans and investments;

•	enter into agreements that restrict distributions from our subsidiaries;

•	sell assets and capital stock of our subsidiaries;

•	enter into certain transactions with affiliates; and

•	consolidate or merge with or into, or sell substantially all of our assets to, another person.

As a condition to borrowing and as of the end of any fiscal quarter for which we have borrowings outstanding under our senior secured revolving line of credit, we must have a senior secured net leverage ratio equal to or less than 4.50 to 1 (reducing for certain periods after January 1, 2012), calculated on a pro forma basis. A breach of any of these covenants would limit our ability to borrow funds under our senior secured revolving line of credit and could result in a default under the senior secured credit facility and/or the senior notes. Upon the occurrence of an event of default under our senior secured credit facility or our senior notes, the lenders or the holders of our senior notes, as the case may be, could elect to declare all amounts outstanding under the applicable indebtedness to be immediately due and payable and the lenders could terminate all commitments to extend further credit under our secured credit facility. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets as collateral under the senior secured credit facility. If the lenders under the senior secured credit facility accelerate the repayment of borrowings or the holders of our senior notes accelerate repayment of our senior notes, we may not have sufficient assets to repay the senior secured credit facility and our other indebtedness, including the senior notes. See “Description of Certain Indebtedness.”

Changes in credit ratings issued by statistical rating organizations could adversely affect our costs of financing.

Credit rating agencies rate our indebtedness based on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of our indebtedness or placing us on a watch list for possible future downgrading could limit our ability to access the capital markets to meet liquidity needs and refinance maturing liabilities or, increase the interest rates and our cost of financing.

We are subject to losses from risks for which we do not insure.

For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of insurable risks, and in some cases retain our risk of loss completely, unforeseen or catastrophic losses in excess of insured limits could materially adversely affect our business, financial condition and results of operations.

We may be unable to protect our intellectual property adequately or cost-effectively, which may cause us to lose market share or force us to reduce our prices.

Our success depends, in part, on our ability to protect and preserve the proprietary aspects of our technology and services. If we are unable to protect our intellectual property, our competitors could use our intellectual property to market similar services, decreasing the demand for our services. We may be unable to prevent third parties from using our proprietary assets without our authorization. We rely on patents, copyrights, trademarks, and contractual and trade secret restrictions to protect and control access to our proprietary intellectual property. These measures afford limited protection, however, and may be inadequate. Enforcing our rights could be costly, time-consuming, distracting and harmful to significant business relationships. Additionally, others may develop non-infringing technologies that are similar or superior to ours. Any significant failure or inability to adequately protect and control our proprietary assets may harm our business and reduce our ability to compete.

We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain services.

There has been substantial litigation in the United States regarding intellectual property rights in the information technology industry. There is a risk that we may infringe on the intellectual property rights of third parties, including the intellectual property rights of third parties in other countries, which could result in a liability to us. In the event that claims are asserted against us, we may be required to obtain licenses from third parties. Intellectual property infringement claims against us could subject us to liability for damages and restrict us from providing services or require changes to certain services. Although our policy is to obtain licenses or other rights where necessary, we cannot provide assurance that we have obtained all required licenses or rights. If a successful claim of infringement is brought against us and we fail to develop non-infringing services, or to obtain licenses on a timely and cost-effective basis, our reputation, business, financial condition and results of operations could be adversely affected.

If our outside service providers and key vendors are not able to or do not fulfill their service obligations, our operations could be disrupted and our operating results could be harmed.

We depend on a number of service providers and key vendors such as telecommunication companies, software engineers, data processors, software and hardware vendors and providers of credit score algorithms, who are critical to our operations. These service providers and vendors are involved with our service offerings, communications and networking equipment, computer hardware and software and related support and maintenance. Although we have implemented service-level agreements and have established monitoring controls, our operations could be disrupted if we do not successfully manage relationships with our service providers, if they do not perform or are unable to perform to agreed upon service levels, or if they are unwilling to make their services available to us at reasonable prices. If our service providers and vendors do not perform their service obligations, it could adversely affect our reputation, business, financial condition and results of operations.

Our access to the capital and credit markets could be adversely affected by economic conditions.

Historically, we have relied on cash from operations to fund our working capital and business growth. We may require additional capital from equity or debt financing in the future. Our access to funds under short-term credit facilities is dependent on the ability of the participating banks to meet their funding commitments. Those banks may not be able to meet their funding commitments if they experience shortages of capital and liquidity, or due to changing or increased regulations.

Our relationships with key long-term customers may be materially diminished or terminated.

We have long-standing relationships with a number of our large customers, any of whom could terminate or materially reduce the amount of business they conduct with us. Market competition, customer requirements and customer consolidation through mergers or acquisitions could adversely affect our ability to continue these relationships. There is no guarantee that we will be able to retain or renew existing agreements or maintain relationships with these customers on acceptable terms or at all. Most of our customer agreements are terminable upon advance written notice, which provides our customers with the opportunity to renegotiate their contracts with us or to award more business to our competitors. The loss of one or more of our major customers could adversely affect our business, financial condition and results of operations.

There may be further consolidation in our end customer markets, which may adversely affect our revenues.

There has been, and we expect there will continue to be, merger, acquisition and consolidation activity in our customer markets. If our customers merge with, or are acquired by, other entities that are not our customers, or that use fewer of our services, our revenue may be adversely impacted. In addition, industry consolidation could affect the base of recurring transaction-based revenue if consolidated customers combine their operations under one contract, since most of our contracts provide for volume discounts.

To the extent the availability of free or relatively inexpensive consumer information increases, the demand for some of our services may decrease.

Public sources of free or relatively inexpensive consumer information have become increasingly available, particularly through the internet, and this trend is expected to continue. Governmental agencies in particular have increased the amount of information to which they provide free public access. Public sources of free or relatively inexpensive consumer information may reduce demand for our services. To the extent that our customers choose not to obtain services from us and instead rely on information obtained at little or no cost from these public sources, our business, financial condition and results of operations may be adversely affected.

Recently enacted health care reform and supporting stimulus funding may be overturned in the future, adversely affecting our anticipated growth in demand for our services by healthcare providers.

While the Health Care and Education Affordability Reconciliation Act of 2010 is estimated to result in approximately 32 million additional insured, this law and related health care reform may subsequently be overturned by future legislation or judicial ruling. Additionally, the American Recovery and Reinvestment Act, which is expected to generate $22.6 billion in stimulus dollars to support health care reform and the digitization of consumer medical files and other data, may also be overturned or curtailed by Congress. To the extent that future growth in our business is dependant on providing additional services to customers in the healthcare industry, the modification, repeal or nullification of these laws could put constraints on our ability to grow and extend our business.

If we experience changes in tax laws or adverse outcomes resulting from examination of our income tax returns, it could adversely affect our results of operations.

We are subject to federal, state and local income taxes in the United States and in foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in the tax laws or challenges from tax authorities under existing tax laws could adversely affect our business, financial condition and results of operations.

We may not be able to attract and retain the skilled employees that we need to support our business.

Our success depends on our ability to attract and retain experienced management, sales, research and development, analytics, marketing and technical support personnel. If any of our key personnel were unable or unwilling to continue in their present positions, it may be difficult to replace them and our business could be seriously harmed. The complexity of our services requires trained customer service and technical support personnel. We may not be able to hire and retain such personnel at compensation levels consistent with our compensation structure. Some of our competitors may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expense replacing employees and our ability to provide quality services could diminish, resulting in a material adverse effect on our business.

Risks Related to Share Ownership of Our Common Stock and this Offering

An active public market for our common stock may not develop following this offering, which could limit your ability to sell your shares of our common stock at an attractive price, or at all.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. We intend to apply to have our common stock listed on             , but we cannot assure you that our application will be accepted. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

After this offering, the Sponsor will continue to have substantial control over us, and their interests in our business may be different from yours.

Upon completion of this offering, the Sponsor will beneficially own approximately     % of our outstanding common stock, or approximately     % of our outstanding common stock if the underwriters fully exercise their overallotment option, and Pritzker family business interests will beneficially own approximately     % of our outstanding common stock, or approximately     % of our outstanding common stock if the underwriters fully exercise their overallotment option. For purposes of this prospectus, the term “Pritzker family business interests” refers to the following: (1) various lineal descendants of Nicholas J. Pritzker (deceased) and spouses and adopted children of such descendants; (2) various U.S. situs trusts for the benefit of the individuals described in clause (1) and trustees thereof; (3) various non-U.S. situs trusts for the benefit of the individuals described in clause (1) and trustees thereof; and (4) various entities owned and/or controlled, directly and/or indirectly, by the individuals and trusts described in (1), (2) and (3). The Sponsor will, for the foreseeable future, have significant influence over our reporting and corporate management and affairs, and virtually all matters requiring stockholder approval. In particular, the Sponsor will be able to exert a significant degree of influence over the election of directors and control actions to be taken by us and our board of directors, including amendments to our certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and the rules and regulations of             , to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. It is possible that the interests of the Sponsor may in some circumstances conflict with our interests and the interests of our other stockholders, including you. For example, the Sponsor may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its equity investments, even though such transactions might involve risks to you as a holder of our common stock or that could depress our stock price. See “Certain Relationships and Related Party Transactions” and “Principal Stockholders.”

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	quarterly variations in our operating results compared to market expectations;

•	changes in preferences of our customers;

•	announcements of new products or significant price reductions by us or our competitors;

•	size of the public float;

•	stock price performance of our competitors;

•	fluctuations in stock market prices and volumes;

•	default on our indebtedness;

•	actions by competitors;

•	changes in senior management or key personnel;

•	changes in financial estimates by securities analysts;

•	negative earnings or other announcements by us or other credit bureaus;

•	downgrades in our credit ratings or the credit ratings of our competitors;

•	issuances of capital stock; and

•	global economic, legal and regulatory factors unrelated to our performance.

The initial public offering price of our common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the consummation of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have             shares of common stock outstanding or             shares of common stock outstanding if the underwriters fully exercise their overallotment option. We and each of our officers and directors have agreed with the underwriters, other than shares being sold in this offering and subject to certain exceptions, not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, subject to certain exceptions and extensions. See “Underwriting.” The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by us, our directors, executive officers and other affiliates, as that term is defined in the

Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. Of the remaining             outstanding shares,             will be deemed restricted securities. All of these              shares will be subject to the lock-up period. Restricted securities may be sold in the public market only if they are registered under the Securities Act or they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized in “Shares Eligible for Future Sale.”

In the future, we may also issue our securities if we need to raise capital in connection with a capital expenditure or acquisition. The amount of shares of our common stock issued in connection with a capital expenditure or acquisition could constitute a material portion of our then-outstanding shares of common stock. Any perceived excess in the supply of our shares in the market could negatively impact our share price.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among others, requiring advance notice for raising business matters or nominating directors at stockholders’ meetings and authorizing preferred stock. Our board of directors may issue, in its sole discretion and without stockholder approval, one or more series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including convertible securities with no limitation on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Disputes among Pritzker family members or among Pritzker family members and the trustees of the Pritzker family trusts could have a negative effect on the trading price of our common stock or generate negative publicity about TransUnion.

In the past, disputes have arisen among certain Pritzker family members, and among beneficiaries of the Pritzker family trusts and the trustees of such trusts, with respect to, among other things, the ownership, operation, governance, and management of certain Pritzker family business interests. Such disputes may arise in the future. Although the Pritzker family business interests currently own, and will upon completion of this offering continue to own, a minority of our common stock, if such disputes were to occur in the future, they could have a negative effect on the trading price of our common stock or generate negative publicity about TransUnion.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business along with the service of our debt will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Additionally, our operating subsidiaries are currently restricted from paying cash dividends by the agreements governing our indebtedness, and we expect these restrictions to continue in the future. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Maintaining our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members, and any failure to maintain financial controls could result in our financial statements becoming unreliable.

In becoming a public company, we have incurred significant legal, accounting, insurance and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act of 2002 and related rules implemented by the Securities and Exchange Commission (“SEC”) and in the future will incur costs in connection with listing on              exchange. The expenses incurred by public companies for reporting and corporate governance purposes have been generally increasing.

Our efforts to comply with these rules and regulations have significantly increased our legal and financial reporting costs, including costs associated with the hiring of additional personnel. In addition, these laws and regulations could also make it more difficult and costly for us to obtain or renew certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations, our management is required to report on, and our independent registered public accounting firm is required to attest to, the effectiveness of our internal control over financial reporting. Both we and our independent registered public accounting firm will continue to test our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas for further attention or improvement. Any failure to maintain the adequacy of internal control over financial reporting, or any consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could cause the market value of our common stock to decline.

FORWARD-LOOKING STATEMENTS

Any statements made in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are “forward-looking statements.” Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plans and strategies. These statements often include words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “forecast,” “should,” “could,” “would,” “may,” “will” and other similar expressions. We base these forward-looking statements on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at the time such statements were made. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. Factors that may materially affect such forward-looking statements include:

•	macroeconomic and industry trends and adverse developments in the debt, consumer credit and financial services markets;

•	our ability to maintain the security and integrity of our data;

•	our ability to deliver services timely without interruption;

•	our ability to maintain our access to data sources;

•	government regulation and changes in the regulatory environment;

•	litigation or regulatory proceedings;

•	our ability to effectively develop and maintain strategic alliances and joint ventures;

•	our ability to make acquisitions and integrate the operations of other businesses;

•	our ability to timely develop new services;

•	our ability to manage and expand our operations and keep up with rapidly changing technologies;

•	our ability to manage expansion of our business into international markets;

•	economic and political stability in international markets where we operate;

•	our ability to effectively manage our costs;

•	our ability to provide competitive services and prices;

•	our ability to make timely payments of principal and interest on our indebtedness;

•	our ability to satisfy covenants in the agreements governing our indebtedness;

•	our ability to maintain our liquidity;

•	our ability to protect our intellectual property;

•	our ability to retain or renew existing agreements with long-term customers;

•	our ability to access the capital markets;

•	further consolidation in our end customer markets;

•	reliance on key management personnel; and

•	other factors described under “Risk Factors.”

Many of these factors are beyond our control. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements, to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. For further information or other factors which could affect our financial results and such forward-looking statements, see “Risk Factors.”

USE OF PROCEEDS

Based upon an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, we estimate we will receive net proceeds from the offering of approximately $             million after deducting underwriting discounts and estimated offering expenses payable by us.

We currently intend to use the net proceeds to us from this offering to reduce our outstanding indebtedness and for working capital and other general corporate purposes. Our management will have broad discretion over the uses of the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds we receive from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase or decrease by 1.0 million shares in the number of shares offered by us would increase or decrease the net proceeds to us by $             million assuming the assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

DIVIDEND POLICY

Since our spin-off from Marmon in 2005, we have not declared or paid cash dividends on our common stock. Additionally, because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness.” We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and to service our debt and, therefore, do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, capital requirements, restrictions contained in current or future financing instruments and such other factors as our board of directors deems relevant. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2011, on:

•	an actual basis; and

•

an as adjusted basis to give effect to (1) the filing of our amended and restated certificate of incorporation at or prior to the consummation of the offering, (2) our receipt of the estimated net proceeds from the sale of shares of common stock offered by us in this offering, at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us and (3) our use of the net proceeds from this offering to reduce our outstanding indebtedness as described in this prospectus.

This information should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2011
(in millions)	Actual	As Adjusted(1)
Cash and cash equivalents	$116.7	$
Debt:
Note payable for 2007 acquisition	0.9
Senior secured term loan	950.0
Senior secured revolving line of credit	0.0
Senior notes	645.0
Foreign cash loan (RFC loan)	10.3

Total debt	$1,606.2	$
Stockholders’ equity:
Preferred stock; $0.01 par value; 20.0 shares authorized and no shares issued and outstanding, actual; shares authorized and no shares issued and outstanding, as adjusted	—
Common stock; $0.01 par value; 180.0 shares authorized and 29.8 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	0.3
Additional paid-in capital	894.7
Retained earnings	(1,804.2)
Accumulated other comprehensive income	8.7
Noncontrolling interests	16.9

Total stockholders’ equity(2)	(883.6)

Total capitalization	$722.6	$

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $            per share, the midpoint of the range set forth on the front cover of this prospectus, would result in an approximately $            million increase or decrease in each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization, assuming that the number of shares offered by us set forth on the front cover of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Each 1.0 million increase or decrease in the number of shares offered by us would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $            million, assuming the initial public offering price of

$ per share, the midpoint of the range set forth on the front cover of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering.
(2)

Total stockholders’ equity is negative at March 31, 2011, because the Change in Control Transaction was accounted for as a recapitalization of the Company in accordance with Accounting Standards Codification (“ASC”) 805 Business Combinations, with the necessary adjustments reflected in the equity section of our balance sheet. See Note 2, “Change in Control,” of our audited consolidated financial statements appearing elsewhere in this prospectus for additional information regarding the Change in Control Transaction.

The number of shares of common stock in the table above excludes as of March 31, 2011:

•

3,074,658 shares of common stock issuable upon exercise of options outstanding as of March 31, 2011, at an exercise price of $24.37 per share, of which no options to purchase shares were exercisable as of that date;

•	340,287 additional shares of common stock reserved for issuance under our 2010 Management Equity Plan (see “Compensation Discussion and Analysis”); and

•	53,275 shares of common stock issued and sold to two of our directors in private placement transactions on April 8, 2011, and May 3, 2011, at a purchase price of $24.37 per share.

DILUTION

If you invest in our common stock in this offering, your ownership interest would be diluted if the amount per share paid by purchasers of shares of common stock in this initial public offering is higher than the adjusted net tangible book value per share of common stock immediately after completion of this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

The net tangible book value of our common stock as of March 31, 2011, was approximately $(1.2) billion, or approximately $(39.50) per share, based on 29,774,592 shares of our common stock outstanding as of March 31, 2011.

After giving effect to the sale of             shares of common stock in this offering by us at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, and the deduction of estimated offering expenses payable by us, the adjusted net tangible book value of our common stock as of March 31, 2011, would have been approximately $             billion, or approximately $             per share. This represents an immediate increase in net tangible book value per share of $             to our existing stockholders and an immediate dilution of $             per share to purchasers of common stock in this offering. If the initial public offering price is higher or lower than $             per share, the dilution to new stockholders will be higher or lower.

The following table illustrates this per share dilution:

Assumed initial public offering price per share	$

Net tangible book value per share as of as of March 31, 2011		$(39.50)
Increase in net tangible book value per share to existing stockholders attributable to this offering

As adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering	$

Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by a new investor.

If the underwriters exercise their overallotment option in full, net tangible book value after this offering would increase to $             per share, and there would be dilution per share to new investors of $            .

The following table sets forth as of March 31, 2011, on the adjusted basis described above, assuming an initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, before deducting the underwriting discount and estimated expenses payable by us:

•	the number of shares of common stock sold in this offering;

•	the total consideration paid and the average price per share paid to us by our existing stockholders during the past five years; and

•	the total consideration paid and the average price per share paid to us by the investors purchasing shares in this offering.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders
New investors
Totals

The discussion and tables above are based on 29,774,592 shares of our common stock outstanding as of March 31, 2011, and exclude:

•

3,074,658 shares of common stock issuable upon exercise of options outstanding as of March 31, 2011, at an exercise price of $24.37 per share, of which no options to purchase shares were exercisable as of that date;

•	340,287 additional shares of common stock reserved for issuance under our 2010 Management Equity Plan (see “Compensation Discussion and Analysis”); and

•	53,275 shares of common stock issued and sold to two of our directors in private placement transactions on April 8, 2011, and May 3, 2011, at a purchase price of $24.37 per share.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

On June 15, 2010, an affiliate of the Sponsor acquired 51.0% of our outstanding common stock. In connection with this Change in Control Transaction, we incurred $1,626.7 million of debt as discussed in Note 2, “Change in Control,” and Note 13, “Debt,” of our audited consolidated financial statements appearing elsewhere in this prospectus. Net income for the year ended December 31, 2010, includes interest expense on this debt from June 15, 2010, the date of the Change in Control Transaction.

Had the Change in Control Transaction, including the incurrence of the related debt financing, occurred on January 1, 2010, and assuming we had paid the required $2.4 million quarterly principal payments throughout 2010 with respect to the term loan portion of our senior secured credit facility and not borrowed additional funds under our senior secured revolving line of credit, 2010 total interest expense on all debt would have been approximately $58 million higher than our actual 2010 total interest expense, and net income would have been approximately $37 million less than our 2010 net income. The additional $58 million of interest expense would have included approximately $55 million of additional cash interest expense and $3 million of additional amortization of deferred financing fees.

You should read this “Unaudited Pro Forma Consolidated Financial Data” section together with “Selected Historical Consolidated Financial Data,” “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

On February 10, 2011, we amended the agreement governing our senior secured credit facilities at terms that are more favorable to us. This amendment resulted in a reduction in the interest rate, payment of additional financing fees that will be amortized over the life of the senior secured term loan facility and the write-off of previously unamortized financing fees associated with the original senior secured term loan facility. See “Description of Certain Indebtedness” and Note 8, “Debt,” of our unaudited consolidated financial statements appearing elsewhere in this prospectus. As a result of this amendment, and the application of the net proceeds of this offering as described elsewhere in this prospectus and assuming we do not borrow additional funds and interest rates do not increase, our annual interest expense will be less than our pro forma interest expense.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial data for the periods ended and as of the dates indicated below.

We have derived the selected historical consolidated financial data as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the selected historical consolidated balance sheet data as of December 31, 2008, 2007 and 2006, from our audited consolidated financial statements as of such dates, which are not included in this prospectus. We have derived the selected historical consolidated income statement data for each of the years ended December 31, 2007 and 2006, from our audited consolidated financial statements for such periods, which are not included in this prospectus. We have derived the selected historical consolidated financial data for the three months ended March 31, 2011, and March 31, 2010, and the selected historical consolidated balance sheet data as of March 31, 2011, from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and, in our opinion, reflect all adjustments, including normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations for the three months ended March 31, 2011. Our results of operations for the three months ended March 31, 2011, are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

You should read the following financial data together with “Unaudited Pro Forma Consolidated Financial Data,” “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Three Months Ended March 31,		Twelve Months Ended December 31,
(in millions, except per share data)	2011	2010	2010	2009	2008	2007	2006
	(Unaudited)
Income Statement Data:
Revenue	$245.9	$227.0	$956.5	$924.8	$1,015.9	$1,060.0	$1,003.4
Operating expense:
Cost of services	101.7	99.1	395.8	404.2	432.2	453.8	431.4
Selling, general and administrative	67.4	61.6	263.0	234.6	305.5	270.7	232.5
Depreciation and amortization	21.7	20.2	81.6	81.6	85.7	84.4	76.9

Total operating expense(1)	190.8	180.9	740.4	720.4	823.4	808.9	740.8
Operating income	55.1	46.1	216.1	204.4	192.5	251.1	262.6
Non-operating income and expense(2)	(92.3)	(4.2)	(133.1)	1.3	17.4	38.0	30.6

Income (loss) from continuing operations before income tax	(37.2)	41.9	83.0	205.7	209.9	289.1	293.2
Benefit (provision) for income tax	13.9	(15.1)	(46.3)	(73.4)	(75.5)	(98.9)	(98.2)

Income (loss) from continuing operations	(23.3)	26.8	36.7	132.3	134.4	190.2	195.0
Discontinued operations, net of tax	(0.1)	(4.2)	8.2	1.2	(15.9)	(34.7)	(2.0)

Net income (loss)	(23.4)	22.6	44.9	133.5	118.5	155.5	193.0
Less: net income attributable to noncontrolling interests	(2.1)	(1.8)	(8.3)	(8.1)	(9.2)	(7.5)	(6.9)

Net income (loss) attributable to TransUnion Corp.	$(25.5)	$20.8	$36.6	$125.4	$109.3	$148.0	$186.1

Income (loss) from continuing operations attributable to TransUnion Corp. common stockholders per share, basic	$(0.85)	$0.33	$0.55	$1.13	$1.01	$1.44	$1.51
Income (loss) from continuing operations attributable to TransUnion Corp. common stockholders per share, diluted	(0.85)	0.32	0.55	1.13	1.00	1.44	1.51
Weighted average shares, basic	29.8	76.7	51.1	109.5	124.5	125.9	125.1
Weighted average shares, diluted	29.8	77.1	51.3	109.8	125.0	126.2	125.6

	As of March 31, 2011		As of December 31,
(in millions)	Actual	As Adjusted(3)(4)	2010	2009	2008	2007	2006
	(Unaudited)
Balance sheet data:
Total assets(5)	$919.1		$954.2	$1,010.0	$1,169.3	$1,535.6	$1,370.7
Total debt	$1,606.2		$1,606.0	$591.3	$6.2	$5.6	$2.4
Total stockholders’ equity(5)	$(883.6)		$(862.0)	$249.4	$996.1	$1,306.6	$1,139.2

(1)

For the twelve months ended December 31, 2010, total operating expenses included $21.4 million of accelerated stock-based compensation and related expenses resulting from the Change in Control Transaction and a gain of $3.9 million on the trade in of mainframe computers. See Note 2, “Change in Control,” and Note 16, “Stock-Based Compensation,” of our audited financial statements appearing elsewhere in this prospectus for further information about the impact of the Change in Control Transaction.

(2)

For the three months ended March 31, 2011, non-operating income and expense included $33.6 million of interest expense and, as a result of refinancing our senior secured credit facility in February 2011, a $9.5 million prepayment premium and $49.8 million write-off of unamortized loan costs incurred in connection with financing the Change in Control Transaction in June 2010. For the twelve months ended December 31, 2010, non-operating income and expense included $90.1 million of interest expense, $28.7 million of acquisition fees and $20.5 million of loan fees, primarily related to the Change in Control Transaction. See Note 2, “Change in Control,” of our audited financial statements appearing elsewhere in this prospectus for further information about the impact of the Change in Control Transaction. See Note 8, “Debt,” of our unaudited financial statements and Note 13, “Debt,” of our audited financial statements appearing elsewhere in this prospectus for further information about interest expense and the refinancing.

(3)

Reflects the issuance and sale of             shares of our common stock in this offering at an assumed initial public offering price of $             per shares, the midpoint of the range set forth on the front cover of this prospectus, and our receipt of the net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses payable by us.

(4)

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, would result in an approximately $             million increase or decrease in each of cash and cash equivalents, total assets and total stockholders’ equity, assuming that the number of shares offered by us set forth on the front cover of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Each 1.0 million increase or decrease in the number of shares offered by us would increase or decrease each of cash and cash equivalents, total assets and total stockholders’ equity by approximately $             million, assuming that the initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering.

(5)

The decrease in total assets and stockholders equity at December 31, 2010, reflects the impact of the Change in Control Transaction. The decrease in total assets and stockholders equity at December 31, 2009, reflects the stock repurchase of approximately $900 million in December 2009. For total assets, this decrease was partially offset by loan proceeds of approximately $600 million received throughout 2009. The decrease in total assets and stockholders equity at December 31, 2008, reflects the stock repurchase of approximately $400 million in November 2008. See Note 2, “Change in Control,” Note 13, “Debt,” and Note 14, “Earnings Per Share,” of our audited consolidated financial statements appearing elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is provided as a supplement to, and should be read in conjunction with, “Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” “Risk Factors,” “Use of Proceeds,” “Capitalization” and our historical consolidated financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those discussed in “Forward-Looking Statements” and “Risk Factors.”

Overview

We are a leading global provider of information and risk management solutions. We provide these solutions to businesses across multiple industries and to individual consumers. Our technology and services enable businesses to make more timely and informed credit granting, risk management, underwriting, fraud protection and customer acquisition decisions by delivering high quality data, and by integrating advanced analytics and enhanced decision-making capabilities. Our interactive website provides consumers with real-time access to their personal credit information and analytical tools that help them understand and proactively manage their personal finances. Over a million unique consumers visit our website each month. We have operations in the United States, Africa, Canada, Latin America, East Asia and India and provide services in 23 countries. Since our founding in 1968, we have built a stable and highly diversified customer base of approximately 45,000 businesses in multiple industries, including financial services, insurance, healthcare, automotive, retail and communications.

We generate revenues primarily from the sale of credit reports, credit marketing services, portfolio reviews and other credit-related services to financial institutions, insurance companies and credit card issuers both in the U.S. and internationally through both direct and indirect channels. We maintain long-standing relationships with many of our largest customers, including relationships of over ten years with each of our top ten global financial services customers. We attribute the length of our customer relationships to the critical nature of the services we provide, our consistency and reliability and our innovative and collaborative approach to developing integrated solutions that meet our customers continually changing needs. We also generate revenues by providing subscription-based interactive services to consumers that help them understand and manage their personal finances and that protect them from identity theft.

Segments

We manage our business and report our financial results in three operating segments: U.S. Information Services (“USIS”), International and Interactive. Segment revenue for the three months ended March 31, 2011, and March 31, 2010, and the twelve months ended December 31, 2010 and 2009, was as follows:

(dollars in millions)	Three Months Ended March 31,				Twelve Months Ended December 31,
Segments	2011	%	2010	%	2010	%	2009	%
U.S. Information Services:
Online Data Services	$109.7	44.6%	$106.5	46.9%	$439.7	46.0%	$458.6	49.6%
Credit Marketing Services	31.3	12.7%	27.0	11.9%	120.4	12.6%	115.4	12.5%
Decision Services	18.6	7.6%	18.1	8.0%	75.9	7.9%	53.5	5.8%

Total U.S. Information Services	$159.6	64.9%	$151.6	66.8%	$636.0	66.5%	$627.5	67.9%

International:
Developed Markets	$20.8	8.5%	$20.7	9.1%	$86.6	9.1%	$79.4	8.6%
Emerging Markets	29.6	12.0%	24.3	10.7%	109.2	11.4%	90.7	9.8%

Total International	$50.4	20.5%	$45.0	19.8%	$195.8	20.5%	$170.1	18.4%

Interactive	$35.9	14.6%	$30.4	13.4%	$124.7	13.0%	$127.2	13.7%

Total Revenue	$245.9	100.0%	$227.0	100.0%	$956.5	100.0%	$924.8	100.0%

•

USIS provides consumer reports, credit scores, verification services, analytical services and decisioning technology to businesses in the United States through both direct and indirect channels. In this segment, we intend to focus on continued expansion into underpenetrated and growth industries, such as insurance and healthcare, and introduction of innovative and differentiated solutions in the financial services and other industries.

•

International provides services similar to our USIS and Interactive segments in several countries outside the United States. We believe our International segment represents a significant opportunity for growth as many of the economies in which we operate, such as India and Mexico, continue to develop their credit markets. We also seek to enter into and develop our business in new geographies.

•

Interactive provides primarily subscription-based interactive services to consumers, including credit reports, scores and credit and identity monitoring. As the U.S. economy continues to stabilize and improve, and consumer borrowing activity and concerns over identity theft continue to increase, we expect our Interactive segment to grow and to represent an increasing portion of our overall revenue.

In addition, certain costs that are not directly attributable to one or more of our operating segments are reported as corporate expenses, which we refer to as Corporate. These expenses are typically for enterprise level functions and are primarily administrative in nature.

Factors Affecting Our Results of Operations

The following are certain key factors that affect, or have recently affected, our results of operations:

Macroeconomic and Industry Trends

Our revenues are significantly influenced by general macroeconomic conditions, including the availability of affordable credit and capital, interest rates, inflation, employment levels, consumer confidence and housing demand. The economic downturn that began impacting our business in 2008 resulted in reduced revenues across all of our segments due to lower credit activity and to lower demand for our services. During the later half of 2010 and the first quarter of 2011 in the United States and other markets we saw signs of improved economic conditions and increased market stabilization. In the United States, we also saw a continuing gradual improvement in the consumer lending market and an increase in demand for our credit marketing services. These factors helped drive improved financial results in all of our segments since mid-year 2010. The economic and market improvements were tempered by continuing consumer uncertainty. During the first quarter of 2011, concerns remained over continuing high unemployment and a housing market that remained stagnant, resulting in a continued decrease in outstanding consumer credit. These concerns have pressured growth in all of our segments and will likely continue to do so until markets further improve and the uncertainty subsides.

Our revenues are also significantly influenced by industry trends, including the demand for the credit-related services we offer. Spending on credit and risk information in the United States is projected to have significant growth over the next three years. Companies increasingly rely on data and analytics to make more informed decisions, operate their businesses more efficiently and manage risk. Similarly, consumers seek information to help them understand and proactively manage their personal finances and to better protect themselves against identity theft. We expect that increased demand for targeted data and sophisticated analytical tools will drive revenue growth in all of our segments.

Acquisitions and Partnerships

We selectively evaluate and consider acquisitions and partnerships as a means of expanding our business and international footprint and entering into new markets.

•

On December 31, 2009, we acquired all of the outstanding units and voting interests of MedData Health LLC (“MedData”) for $96.5 million. MedData is a leading provider of healthcare information and data solutions for hospitals, physician practices and insurance companies. We have integrated MedData into our USIS segment.

•

On August 1, 2010, we acquired a 51% ownership interest in Databusiness S.A., our Chile subsidiary (“Chile”), for $6.7 million. The results of operations of Chile have been included as part of the International segment in our consolidated statements of income since the acquisition.

•

On, April 18, 2010, we acquired an additional 9.99% ownership interest in Credit Information Bureau (India) Limited (“CIBIL”), for $8.7 million, bringing our total ownership to 19.99%. As a result of this acquisition, we now account for this investment using the equity method.

We continue to look at a number of strategic acquisitions and partnerships in the healthcare, insurance, international and other markets consistent with our growth objective.

Change in Control Transaction

On June 15, 2010, an affiliate of the Sponsor acquired 51.0% of our outstanding common stock. As part of the Change in Control Transaction, we incurred $1,626.7 million of debt. As a result, our interest expense has increased significantly. In addition, we recognized expense for $21.4 million of accelerated stock-based compensation and related expenses, $28.7 million of acquisition fees and $20.5 million of loan fees.

Operational Excellence Program

In 2008, we launched our ongoing Operational Excellence program aimed at creating a long-term cost structure that is more competitive and efficient. Key initiatives include strategic sourcing, labor management, streamlining back-office functions and improving overall processes. Institutionalizing these cost-management practices is designed to drive a competitive business model, long-term innovation and bottom-line growth. These cost-control initiatives allowed us to maintain consistent Adjusted EBITDA as a percentage of revenue from 2008 through 2010, despite a decrease in revenue of 6% during the same period.

2011 Debt Refinancing

In the first quarter 2011, we refinanced our senior secured credit facility, which resulted in a loss on the early extinguishment of debt, including a write-off of unamortized deferred financing fees and a prepayment premium, totaling $59.3 million. Our first-quarter 2011 net loss was directly attributable to this write-off.

Key Components of Our Results of Operations

Revenue

We derive our revenue from three operating platforms within our USIS segment: Online Data Services, Credit Marketing Services and Decision Services. Revenue in Online Data Services is driven primarily by the volume of credit reports that our customers purchase. Revenue in Credit Marketing Services is driven primarily by demand for customer acquisition and portfolio review services. Revenue in Decision Services is driven primarily by demand for services that provide our customers with online, real-time, automated decisions at the point of consumer interaction.

We report our International segment revenue in two categories: developed markets and emerging markets. Our developed markets are Canada, Hong Kong and Puerto Rico. Our emerging markets include Africa, Latin America, East Asia and India.

We derive revenue in our Interactive segment from both direct and indirect channels. Currently, our Interactive revenue is primarily subscription based.

Cost of Services

Costs of services include data acquisition and royalty fees, costs related to our databases and software applications, consumer and call center support costs, hardware and software maintenance costs, telecommunication expenses and occupancy costs associated with the facilities where these functions are performed.

Selling, General and Administrative

Selling, general and administrative expenses include personnel-related costs for sales, administrative and management employees, costs for professional and consulting services, advertising and occupancy and facilities expense of these functions.

Non-Operating Income and Expense

Non-operating income and expense includes interest expense, interest income, earnings from equity-method investments, dividends from cost-method investments and other non-operating income and expenses.

Results of Operations – Three Months Ended March 31, 2011 and 2010

Revenue

Total revenue increased $18.9 million for the three months ended March 31, 2011, compared to the same period in 2010, due to increases in all operating segments as a result of improving economic conditions, revenue from our Chile acquisition and strengthening foreign currencies in our International segment. Revenue by segment for the three-month periods was as follows:

	Three Months Ended March 31,
(dollars in millions)	2011	2010	$ Change	% Change
U.S. Information Services:
Online Data Services	$109.7	$106.5	$3.2	3.0%
Credit Marketing Services	31.3	27.0	4.3	15.9%
Decision Services	18.6	18.1	0.5	2.8%

Total U.S. Information Services	$159.6	$151.6	$8.0	5.3%
International:
Developed Markets	$20.8	$20.7	$0.1	0.5%
Emerging Markets	29.6	24.3	5.3	21.8%

Total International	$50.4	$45.0	$5.4	12.0%
Interactive	$35.9	$30.4	$5.5	18.1%

Total revenue	$245.9	$227.0	$18.9	8.3%

USIS Segment

USIS revenue increased $8.0 million, or 5.3%, for the three months ended March 31, 2011, compared to the same period in 2010. This increase was primarily due to an increase in our customers’ credit marketing programs and improvements in online data services that began in the second half of 2010.

Online Data Services. Online Data Services revenue increased $3.2 million compared to the same period in 2010, due to a 3.7% increase in online credit report unit volume, primarily in the financial services market, and an increase in volume of other online services.

Credit Marketing Services. Credit Marketing Services revenue increased $4.3 million compared to the same period in 2010, due to an increase in our customers’ credit marketing orders, with an increase in demand for custom data sets and archive information for both customer acquisition and portfolio review services.

Decision Services. Decision Services revenue increased $0.5 million compared to the same period in 2010, due to an increase in overall demand for these services.

International Segment

International revenue increased $5.4 million, or 12.0%, for the three months ended March 31, 2011, compared to the same period in 2010. Of this increase, 5.8% was due to the impact of strengthening foreign currencies and 4.4% was due to Chile.

Developed Markets. Developed markets revenue increased $0.1 million, or 0.5%, compared to the same period in 2010. In Canada, favorable currency exchange rate movements were significantly offset by a decline in local currency revenue.

Emerging Markets. Emerging markets revenue increased $5.3 million, or 21.8%, compared to the same period in 2010. Of this increase, 7.1% was due to the impact of strengthening foreign currencies, primarily the South African rand, and 8.3% was due to Chile. Approximately 74% of the Emerging Markets revenue for the three months ended March 31, 2011, was from South Africa.

Interactive Segment

Interactive revenue increased $5.5 million, or 18.1%, for the three months ended March 31, 2011, compared to the same period in 2010. The increase was primarily due to an increase in the average number of subscribers in both our direct and indirect channels.

Operating Expenses

Total operating expenses increased $9.9 million for the three months ended March 31, 2011, compared to the same period in 2010, due to the impact of strengthening foreign currencies, the inclusion of costs for our Chile operations and increases in various other operating expenses as more fully discussed below. Operating expenses for the three-month periods were as follows:

	Three Months Ended March 31,
(dollars in millions)	2011	2010	$ Change	% Change
Cost of services	$101.7	$99.1	$2.6	2.6%
Selling, general and administrative	67.4	61.6	5.8	9.4%
Depreciation and amortization	21.7	20.2	1.5	7.3%

Total operating expenses	$190.8	$180.9	$9.9	5.5%

Cost of Services

Cost of services increased $2.6 million for the three months ended March 31, 2011, compared to the same period in 2010. This increase was primarily due to increased variable service costs associated with the increase in revenue, the impact of strengthening foreign currencies and the inclusion of costs associated with our Chile operations.

Selling, General and Administrative

Selling, general and administrative expenses increased $5.8 million for the three months ended March 31, 2011, compared to the same period in 2010. This increase was primarily due to the impact of strengthening foreign currencies, costs associated with the Chile acquisition, and increases in labor and litigation costs.

Operating Income and Operating Margins

	Three Months Ended March 31,
(dollars in millions)	2011	2010	$ Change	% Change
Operating Income
U.S. Information Services	$44.2	$39.2	$5.0	12.8%
International	14.4	14.2	0.2	1.4%
Interactive	8.9	5.4	3.5	64.8%
Corporate	(12.4)	(12.7)	0.3	2.4%

Total operating income	$55.1	$46.1	$9.0	19.5%

	Three Months Ended March 31,
(dollars in millions)	2011	2010
Operating Margin
U.S. Information Services	27.7%	25.9%
International	28.6%	31.6%
Interactive	24.8%	17.8%
Total operating margin	22.4%	20.3%

Total operating income for the three months ended March 31, 2011, increased $9.0 million, or 19.5%, compared to the same period in 2010. Total operating margin for the three months ended March 31, 2011, increased 210 basis points compared to the same period in 2010. These increases were due to the increase in revenue that was partially offset by an increase in operating expenses as discussed above. The operating margin for the USIS segment increased due to the increase in revenue that was partially offset by an increase in litigation and depreciation expense. The operating margin for the International segment decreased as an increase in labor and product costs attributable to investments in international markets more than outweighed the increase in revenue. The operating margin for the Interactive segment increased due to the increase in revenue.

Non-Operating Income and Expense

	Three Months Ended March 31,
(dollars in millions)	2011	2010	$ Change	% Change
Interest expense	$(33.6)	$(5.3)	$(28.3)	nm
Interest income	0.2	0.3	(0.1)	(33.3)%
Other income and expense, net	(58.9)	0.8	(59.7)	nm

Total non-operating income and expense	$(92.3)	$(4.2)	$(88.1)	nm

nm: not meaningful

Interest expense increased $28.3 million compared to the same period in 2010, primarily due to the new debt incurred in connection with the Change in Control Transaction. Other income and expense, net, includes an increase in expense of $59.7 million compared to the same period in 2010, primarily due to a $59.3 million loss on the early extinguishment of debt, including a write-off of $49.8 million of previously unamortized deferred financing fees and a prepayment premium of $9.5 million related to refinancing our senior secured credit facility. Other income and expense also includes an increase in acquisition-related expenses of $1.3 million and an increase in income from affiliates of $1.9 million. See Note 2, “Change in Control,” of our audited consolidated financial statements and Note 8, “Debt,” of our unaudited financial statements appearing elsewhere in this prospectus.

Provision for Income Taxes

	Three Months Ended March 31,
(dollars in millions)	2011	2010	$ Change
Provision (benefit) for income taxes	$(13.9)	$15.1	$(29.0)
Effective income tax rate	37.4%	36.0%

The effective tax rate was 37.4% for the three months ended March 31, 2011 and 36.0% for the three months ended March 31, 2010. Given the loss before income taxes and the resulting tax benefit reported for the first quarter of 2011, the effective tax rate for that quarter is not directly comparable to the effective tax rate for the first quarter of 2010. Compared to the U.S. federal statutory rate of 35%, the increase in tax rate for the tax benefit in the first quarter 2011 was primarily due to a lower rate of tax paid to foreign jurisdictions on foreign profits and the benefit for state taxes resulting from the domestic loss.

Discontinued Operations, Net of Tax

	Three Months Ended March 31,
(dollars in millions)	2011	2010	$ Change
Discontinued operations, net of tax	$(0.1)	$(4.2)	$4.1

During the first quarter of 2010, we completed the sale of the remaining business comprising our real estate services operations and will have no significant ongoing relationship with this business. The discontinued real estate operations had no revenue for the three months ended March 31, 2011, and revenue of $3.7 million for the three months ended March 31, 2010. Income for the discontinued real estate operations included operating losses of $0.1 million for the three months ended March 31, 2011, and $2.1 million for the three months ended March 31, 2010. Income for the three months ended March 31, 2010, also included a gain of $5.2 million on the final disposal of the business.

During the second quarter of 2010, we completed the sale of our third-party collection business in South Africa to the existing minority shareholders and will have no significant ongoing relationship with this business. In 2011, there was no revenue or expense associated with the collection business. Revenue for the discontinued collection business operations for the three months ended March 31, 2010, was $1.0 million. Income for the discontinued collections business operations included an operating loss of less than $0.1 million for the three months ended March 31, 2010. Income for the discontinued collection business operations for the three months ended March 31, 2010, also included an impairment charge of $7.6 million, $7.2 million net of tax, to adjust the net assets of the business to the expected sale proceeds.

Significant Changes in Assets and Liabilities

Our balance sheet at March 31, 2011, as compared to December 31, 2010, was impacted by the following:

•

Net deferred income tax assets included in other current assets increased $25.9 million from year end 2010 primarily due to recording a deferred tax asset related to the net operating loss recognized in the first quarter of 2011.

•

Deferred financing fees included in other current assets decreased $6.8 million from year end 2010 due to the refinancing of our senior secured credit facility. See Note 4, “Other Current Assets,” and Note 8, “Debt,” of our unaudited financial statements appearing elsewhere in this prospectus.

•

Deferred financing fees included in other assets decreased $33.2 million from year end 2010 due to the refinancing of our senior secured credit facility. See Note 5, “Other Assets,” and Note 8, “Debt,” of our unaudited financial statements appearing elsewhere in this prospectus.

•

Other current liabilities decreased $9.1 million from year end due to the payment of 2010 accrued bonuses and employee benefits in the first quarter of 2011, partially offset by an increase in accrued interest related to our senior notes. See Note 6, “Other Current Liabilities,” of our unaudited financial statements appearing elsewhere in this prospectus.

Results of Operations—Twelve Months Ended December 31, 2010, 2009 and 2008

Revenue

For 2010, total revenue increased $31.7 million compared to 2009, due to an increase in our customers’ credit marketing programs, revenue from our recent acquisitions, organic growth and strengthening foreign currencies in our International segment. For 2009, total revenue decreased $91.1 million compared to 2008, due to the decline in economic conditions and the global financial crisis. Revenue by segment and a more detailed explanation of revenue within each segment follows:

				Change
	Twelve months ended December 31,			2010 vs. 2009		2009 vs. 2008
(dollars in millions)	2010	2009	2008	$	%	$	%
U.S. Information Services:
Online Data Services	$439.7	$458.6	$513.5	$(18.9)	(4.1)%	$(54.9)	(10.7)%
Credit Marketing Services	120.4	115.4	139.3	5.0	4.3%	(23.9)	(17.2)%
Decision Services	75.9	53.5	55.5	22.4	41.9%	(2.0)	(3.6)%

Total U.S. Information Services	$636.0	$627.5	$708.3	$8.5	1.4%	$(80.8)	(11.4)%

International:
Developed Markets	$86.6	$79.4	$85.6	$7.2	9.1%	$(6.2)	(7.2)%
Emerging Markets	109.2	90.7	90.4	18.5	20.4%	0.3	0.3%

Total International	$195.8	$170.1	$176.0	$25.7	15.1%	$(5.9)	(3.4)%
Interactive	$124.7	$127.2	$131.6	$(2.5)	(2.0)%	$(4.4)	(3.3)%

Total revenue	$956.5	$924.8	$1,015.9	$31.7	3.4%	$(91.1)	(9.0)%

USIS Segment

For 2010, USIS revenue increased $8.5 million compared to 2009, due to an increase in our customers’ credit marketing programs and the inclusion of revenue from the MedData acquisition, partially offset by unfavorable conditions in the consumer credit markets. For 2009, USIS revenue decreased $80.8 million compared to 2008, due to the downturn in economic conditions and credit markets that affected all service lines.

Online Data Services. Online credit report unit volume decreased 1.7% in 2010 and 13.2% in 2009. For 2010 and 2009, decreases in volume in the financial services market, driven by unfavorable conditions in the consumer credit markets, were partially offset by increases in volume in the insurance market, resulting in a revenue decrease of $18.9 million in 2010 and $54.9 million in 2009.

Credit Marketing Services. For 2010, overall requests for Credit Marketing Services increased due to an increase in our customers’ credit marketing programs, with an increase in demand for custom data sets and archive information for both customer acquisition and portfolio review services, resulting in an increase in revenue of $5.0 million. For 2009, overall requests for Credit Marketing Services decreased due to the declining credit markets, with a decrease in demand for acquisition services partially offset by an increase in demand for portfolio review services, resulting in a decrease in revenue of $23.9 million.

Decision Services. For 2010, $19.8 million of revenue from MedData and an increase in demand for other Decision Services resulted in an increase in revenue of $22.4 million. For 2009, demand for Decision Services decreased due to the declining consumer credit markets, resulting in a decrease in revenue of $2.0 million.

International Segment

For 2010, International revenue increased $25.7 million, or 15.1%, compared to 2009, due to an increase in local currency revenue in both developed and emerging markets, the impact of strengthening foreign currencies and the inclusion of the Chile revenue beginning in August 2010. Of this increase, 8.3% was due to the impact of strengthening foreign currencies and 1.7% was due to Chile. For 2009, International revenue decreased $5.9 million, or 3.4%, compared to 2008, primarily due to the impact of the strengthening U.S. dollar.

Developed Markets. For 2010, developed markets revenue increased $7.2 million, or 9.1%, compared to 2009. Of this increase, 6.1% was due to the impact of strengthening foreign currencies, primarily the Canadian dollar. For 2009, developed markets revenue decreased $6.2 million, or 7.2%, compared to 2008. Of this decrease, 4.7% was due to the weakening foreign currency, primarily the Canadian dollar.

Emerging Markets. For 2010, emerging markets revenue increased $18.5 million, or 20.4%, compared to 2009. Of this increase, 10.3% was due to the impact of strengthening foreign currencies, primarily the South African rand, and 3.3% was due to Chile. South Africa revenue comprised approximately 76% of the emerging markets revenue in 2010. For 2009, emerging markets revenue increased $0.3 million, or 0.3%, compared to 2008, which included a 2.1% decrease due to the impact of weakening foreign currencies, primarily the South African rand.

Interactive Segment

For 2010, Interactive revenue decreased $2.5 million compared to 2009, due to an FTC rule that limits the way our industry is permitted to market services to individuals, partially offset by an increase in the average number of subscribers. For 2009, Interactive revenue decreased $4.4 million compared to 2008, primarily due to the loss of a significant number of indirect subscribers.

Operating Expenses

For 2010, total operating expenses increased $20.0 million compared to 2009, due to $20.7 million of stock-based compensation expense resulting from the Change in Control Transaction, $18.9 million of costs related to the MedData acquisition, and $9.8 million from the impact of strengthening foreign currencies, partially offset by cost reductions from our Operational Excellence program. For 2009, total operating expenses decreased $103.0 million compared to 2008, due to the $47.3 million litigation expense related to the Privacy Litigation that we settled in 2008, a decrease in product costs in our Interactive segment and other cost management initiatives that reduced operating expenses during 2009. Operating expenses for each year were as follows:

				Change
	Twelve months ended December 31,			2010 vs. 2009		2009 vs. 2008
(dollars in millions)	2010	2009	2008	$	%	$	%
Cost of services	$395.8	$404.2	$432.2	$(8.4)	(2.1)%	$(28.0)	(6.5)%
Selling, general and administrative	263.0	234.6	305.5	28.4	12.1%	(70.9)	(23.2)%
Depreciation and amortization	81.6	81.6	85.7	—	—	(4.1)	(4.8)%

Total operating expenses	$740.4	$720.4	$823.4	$20.0	2.8%	$(103.0)	(12.5)%

Cost of Services

For 2010, cost of services decreased $8.4 million compared to 2009, due to a reduction in data center maintenance costs in our USIS segment resulting from the renegotiation of our data center maintenance agreement, a reduction in royalty costs due to the resolution of a contract dispute and a nonrecurring gain on the trade in of computer hardware, partially offset by the inclusion of $6.4 million of MedData operating costs, $7.9 million of additional stock-based compensation expense resulting from the Change in Control Transaction and the impact of strengthening foreign currencies. For 2009, cost of services decreased $28.0 million compared to 2008 due to an $18.1 million decrease in product costs in the Interactive segment as a result of certain changes to our direct-to-consumer services, along with savings from our Operational Excellence program.

Selling, General and Administrative

For 2010, selling, general and administrative costs increased $28.4 million compared to 2009, due to $12.8 million of additional stock-based compensation expense resulting from the Change in Control Transaction, the inclusion of $8.1 million of MedData costs, the impact of strengthening foreign currencies and an increase in advertising expense, partially offset by reductions from other cost management initiatives. For 2009, selling, general and administrative costs decreased $70.9 million compared to 2008, due to $47.3 million of litigation expense in 2008 related to the Privacy Litigation and a decrease in compensation costs in our USIS segment and Corporate administration as a result of various cost saving initiatives. These decreases were partially offset by an increase in advertising costs in the Interactive segment.

Depreciation and Amortization

For 2010, depreciation and amortization were flat compared to 2009 as the increase in MedData-related depreciation and amortization was offset by a decrease in other depreciation and amortization resulting from lower capital expenditures in 2010 and 2009 compared to 2008. For 2009, depreciation and amortization decreased $4.1 million compared to 2008, due to a lower level of capital expenditures for the year.

Operating Income and Operating Margins

				Change
	Twelve months ended December 31,			2010 vs. 2009		2009 vs. 2008
(dollars in millions)	2010	2009	2008	$	%	$	%
Operating income:
U.S. Information Services:	$177.1	$164.2	$213.0	$12.9	7.9%	$(48.8)	(22.9)%
International	62.7	55.8	61.7	6.9	12.4%	(5.9)	(9.6)%
Interactive	37.7	46.4	33.1	(8.7)	(18.8)%	13.3	40.2%
Corporate	(61.4)	(62.0)	(115.3)	0.6	1.0%	53.3	46.2%

Total operating income	$216.1	$204.4	$192.5	$11.7	5.7%	$11.9	6.2%

Operating margin:
U.S. Information Services	27.8%	26.2%	30.1%
International	32.0%	32.8%	35.1%
Interactive	30.2%	36.5%	25.2%
Total operating margin	22.6%	22.1%	18.9%

For 2010, consolidated operating income increased $11.7 million and operating margin increased by 50 basis points compared to 2009, due to the increase in revenue, partially offset by the increased stock-based compensation expense resulting from the Change in Control Transaction. Operating margin for the USIS segment increased due to the increase in revenue and decrease in royalty and data center maintenance costs and the nonrecurring gain on the trade in of computer hardware. Operating margin for the International segment decreased due to an increase in labor costs, partially offset by the increase in revenue. Operating margin for the Interactive segment decreased due to the decrease in revenue and increase in advertising expense.

For 2009, consolidated operating income increased $11.9 million and operating margin increased by 320 basis points compared to 2008, due to the $47.3 million of Privacy Litigation expense in 2008 included in Corporate and a decrease in product and labor costs, partially offset by the decrease in revenue. Operating margin for the USIS segment decreased because a substantial portion of the expenses were fixed while revenue for the segment decreased. Operating margin for the International segment also decreased due to the decrease in revenue. Operating margin for the Interactive segment increased due to product feature changes that significantly reduced our product costs and a decrease in mail and call center costs, partially offset by the decrease in revenue and an increase in advertising expense.

Non-Operating Income and Expense

				Change
	Twelve months ended December 31,			2010 vs. 2009		2009 vs. 2008
(dollars in millions)	2010	2009	2008	$	%	$	%
Interest expense	$(90.1)	$(4.0)	$(0.9)	$(86.1)	nm	$(3.1)	nm
Interest income	1.0	4.0	21.5	(3.0)	(75.0)%	(17.5)	(81.4)%
Other income and (expense), net	(44.0)	1.3	(3.2)	(45.3)	nm	4.5	nm

Total non-operating income and expense	$(133.1)	$1.3	$17.4	$(134.4)	nm	$(16.1)	nm

nm: not meaningful

Interest expense increased $86.1 million for 2010 due to the new debt incurred in connection with the Change in Control Transaction. Interest expense increased $3.1 million for 2009 due to new debt incurred in connection with the December 2009 stock repurchase. See “—Liquidity and Capital Resources—Stock Repurchases.”

Interest income decreased $3.0 million for 2010 and $17.5 million for 2009, due to falling interest rates and a lower balance of investable funds. The decrease in investable funds was due to cash used for the stock repurchases made during the fourth quarter of 2008 and 2009 as discussed in Note 14, “Earnings Per Share,” of our audited consolidated financial statements appearing elsewhere in this prospectus, and cash used to fund the Change in Control Transaction.

For 2010, other income and expense resulted in a net increase in expense of $45.3 million compared to 2009. For 2010, other income and expense included $28.7 million of acquisition fees and $20.5 million of loan fees primarily due to the new debt used to fund a portion of the Change in Control Transaction. Loan fees included a $10.0 million fee for the lender’s commitment to provide a bridge loan for the Change in Control Transaction that we did not utilize, and $8.9 million of previously unamortized deferred financing fees related to the senior unsecured credit facility that was repaid as part of the Change in Control Transaction. The loan fees also included $2.7 million of commitment fees and amortization of deferred financing fees related to the undrawn portion of the senior secured revolving line of credit that was outstanding in 2010. Other income and expense also included a $2.1 million loss realized on the settlement of the swap instruments we held as an interest rate hedge on our old senior unsecured credit facility that was repaid in connection with the Change in Control Transaction. See Note 13, “Debt,” of our audited consolidated financial statements appearing elsewhere in this prospectus. For 2010, other income and expense also included a $3.1 million increase in income from unconsolidated affiliates.

For 2009, other income and expense resulted in a net increase in income of $4.5 million compared to 2008. For 2009, other income and expense included $3.4 million of acquisition expenses, primarily related to the MedData acquisition as discussed in Note 19, “Business Acquisitions,” of our audited consolidated financial statements appearing elsewhere in this prospectus. For 2009, other income and expense also included $5.3 million of income from unconsolidated affiliates. For 2008, other income and expense included a $7.7 million impairment charge taken on marketable securities and $2.9 million of realized foreign exchange losses, partially offset by $6.6 million of income from unconsolidated affiliates.

Provision for Income Taxes

				Change
	Twelve months ended December 31,			2010 vs. 2009	2010 vs. 2009
(dollars in millions)	2010	2009	2008	$	$
Provision for income taxes	$46.3	$73.4	$75.5	$(27.1)	$(2.1)
Effective income tax rate	55.8%	35.7%	36.0%

For 2010, the decrease in the provision for income taxes was due to the costs incurred for the Change in Control Transaction and the increase in interest expense resulting from the new debt. The increase in the 2010 effective tax rate was primarily due to the nondeductible expenses related to the Change in Control Transaction and the limitation on our foreign tax credit resulting from the increased interest expense. For 2009, the provision and effective tax rate were relatively flat compared to 2008.

Discontinued Operations, Net of Tax

				Change
	Twelve months ended December 31,			2010 vs. 2009	2009 vs. 2008
(dollars in millions)	2010	2009	2008	$	$
Discontinued operations, net of tax	$8.2	$1.2	$(15.9)	$7.0	$17.1

Revenue for the discontinued real estate services operations was $3.7 million in 2010, $18.8 million in 2009 and $44.8 million in 2008. Net income from these discontinued operations for 2010 included an operating loss of $2.7 million and a gain on the final disposal of the business of $5.2 million. Net income from these discontinued operations included operating income of $1.5 million in 2009. For 2008, net income from these discontinued operations included an operating loss of $2.8 million and $13.1 million of tax expense resulting from the recognition of a valuation allowance against the deferred tax asset recognized for the impairment and sale of the segment.

Revenue for the discontinued South Africa collection business was $1.3 million in 2010, $4.2 million in 2009 and $5.9 million in 2008. Net income from these discontinued operations included income of $5.7 million in 2010 and losses of $0.3 million in 2009 and less than $0.1 million in 2008. The 2010 gain included an operating loss of less than $0.1 million and a gain of $3.7 million, $5.7 million after tax benefit, on the final disposal of this business.

See Note 20, “Discontinued Operations,” of our audited consolidated financial statements appearing elsewhere in this prospectus.

Significant Changes in Assets and Liabilities

Our balance sheet at December 31, 2010, as compared to December 31, 2009, was impacted by the following:

•

The balance of current and long-term debt increased $1,014.7 million from December 31, 2009, primarily to fund the Change in Control Transaction. See Note 2, “Change in Control,” and Note 13, “Debt,” of our audited consolidated financial statements appearing elsewhere in this prospectus.

•

The balance of retained earnings and treasury stock decreased from December 31, 2009, primarily due to the Change in Control Transactions and the retirement of all treasury stock. The Change in Control Transaction was accounted for as a recapitalization of the Company in accordance with ASC 805, Business Combinations, resulting in an adjustment in retained earnings and no adjustment to the carrying value of our assets. See Note 2, “Change in Control,” of our audited consolidated financial statements appearing elsewhere in this prospectus.

•

The balance in other assets increased $58.4 million from December 31, 2009, primarily due to a net increase of $49.2 million in deferred financing fees related to the Change in Control Transaction and from the purchase of an additional equity interest in an unconsolidated subsidiary in India. See Note 8, “Other Assets,” and Note 13, “Debt,” of our audited consolidated financial statements appearing elsewhere in this prospectus.

•

The balance of short-term and other marketable securities decreased $116.8 million from December 31, 2009, due to the sale and redemption of our auction rate securities. The proceeds from the sale of $25.0 million of auction rate securities that we sold at par to an entity owned by Pritzker family business interests were used to partially fund the Change in Control Transaction. See Note 2, “Change in Control,” Note 4, “Marketable Securities,” and Note 13, “Debt,” of our audited consolidated financial statements appearing elsewhere in this prospectus.

•

The balances of total current assets and liabilities of discontinued operations as of December 31, 2010, decreased from December 31, 2009, due to the sale of our title insurance business and the third-party collection business in South Africa. See Note 20, “Discontinued Operations,” of our audited consolidated financial statements appearing elsewhere in this prospectus.

Quarterly Results of Operations Data

The following tables set forth unaudited consolidated results of operations and Adjusted EBITDA for each of the four quarters of 2009, the four quarters of 2010 and the first quarter of 2011. The unaudited consolidated results of operations have been prepared on the same basis as our audited consolidated financial statements, and, in our opinion, reflect all adjustments, including normal recurring adjustments, necessary to present fairly in all material respects our results of operations for the periods presented. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

	Three Months Ended	Three Months Ended				Three Months Ended
(in millions, except per share data)	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009
Revenue	$245.9	$245.4	$246.8	$237.4	$227.0	$224.2	$231.6	$235.9	$233.1
Operating expenses
Cost of services	101.7	95.3	100.5	100.9	99.1	105.1	100.0	102.8	96.3
Selling, general and administrative	67.4	66.1	59.6	75.8	61.6	55.2	54.1	62.7	62.6
Depreciation and amortization	21.7	20.8	20.5	20.1	20.2	20.1	19.7	20.6	21.2

Total operating expenses	190.8	182.2	180.6	196.8	180.9	180.4	173.8	186.1	180.1
Operating income	55.1	63.2	66.2	40.6	46.1	43.8	57.8	49.8	53.0
Non-operating income and expense
Interest expense	(33.6)	(37.1)	(37.0)	(10.8)	(5.3)	(3.1)	(0.4)	(0.2)	(0.3)
Interest income	0.2	0.3	0.1	0.3	0.3	1.1	0.8	0.8	1.3
Other income and expense, net(1)	(58.9)	1.9	(0.1)	(46.6)	0.8	(2.8)	1.6	1.2	1.3

Total non-operating income and expense	(92.3)	(34.9)	(37.0)	(57.1)	(4.2)	(4.8)	2.0	1.8	2.3
Income from continuing operations before income taxes	(37.2)	28.3	29.2	(16.5)	41.9	39.0	59.8	51.6	55.3
Provision for income taxes	13.9	(10.9)	(11.8)	(8.5)	(15.1)	(12.0)	(22.2)	(17.9)	(21.4)

Income from continuing operations	(23.3)	17.4	17.4	(25.0)	26.8	27.0	37.6	33.7	33.9
Discontinued operations, net of tax	(0.1)	(0.4)	—	12.8	(4.2)	0.1	2.8	(0.6)	(1.1)

Net income	(23.4)	17.0	17.4	(12.2)	22.6	27.1	40.4	33.1	32.8
Less: net income attributable to noncontrolling interests	(2.1)	(2.1)	(2.3)	(2.0)	(1.8)	(1.8)	(2.4)	(1.6)	(2.2)

Net income attributable to TransUnion Corp.	$(25.5)	$14.9	$15.1	$(14.2)	$20.8	$25.3	$38.0	$31.5	$30.6

(1)

For the three months ended March 31, 2011, as a result of refinancing our senior secured credit facility in February 2011, other income and expense included a $59.3 million write-off of unamortized loan costs incurred in connection with financing the Change in Control Transaction in June 2010. See Note 8, “Debt,” of our unaudited financial statements appearing elsewhere in this prospectus. For the three months ended June 30, 2010, other income and expense included $28.7 million of acquisition fees and $20.5 million of loan fees primarily related to the Change in Control Transaction. See Note 2, “Change in Control,” of our audited financial statements appearing elsewhere in this prospectus.

Adjusted EBITDA is a non-GAAP measure. For a further discussion of our definition of Adjusted EBITDA, how we use it, why we present it and material limitations on its usefulness, see “Prospectus Summary—Summary Historical Consolidated Financial Data.” The reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, net income (loss) attributable to TransUnion Corp., is included in the table below.

	Three Months Ended	Three Months Ended				Three Months Ended
	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009
Net income attributable to TransUnion Corp.	$(25.5)	$14.9	$15.1	$(14.2)	$20.8	$25.3	$38.0	$31.5	$30.6
Discontinued operations	0.1	0.4	—	(12.8)	4.2	(0.1)	(2.8)	0.6	1.1

Net Income (loss) from continuing operations attributable to TransUnion Corp.	(25.4)	15.3	15.1	(27.0)	25.0	25.2	35.2	32.1	31.7
Net interest expense (income)	33.4	36.8	36.9	10.5	5.0	2.0	(0.4)	(0.6)	(1.0)
Income taxes	(13.9)	10.9	11.8	8.5	15.1	12.0	22.2	17.9	21.4
Depreciation and amortization	21.7	20.8	20.5	20.1	20.2	20.1	19.7	20.6	21.2
Stock-based compensation	1.2	1.2	1.1	3.4	5.1	4.1	3.4	3.3	5.3
Other (income) and expense(1)	62.3	1.3	1.2	49.7	0.7	4.6	(0.2)	(0.1)	0.2
Adjustments(2)	—	(3.9)	—	21.4	—	—	—	—	—

Adjusted EBITDA	$79.3	$82.4	$86.6	$86.6	$71.1	$68.0	$79.9	$73.2	$78.8

(1)

For the three months ended March 31, 2011, as a result of refinancing our senior secured credit facility in February, 2011, other income and expense included a $59.3 million write-off of unamortized loan costs incurred in connection with financing the Change in Control Transaction in June 2010 and $3.0 million of other income and expense. See Note 8, “Debt,” of our unaudited financial statements appearing elsewhere in this prospectus for further information about the refinancing. For the twelve months ended December 31, 2010, other income and expense included $28.7 million of acquisition fees and $20.5 million of loan fees primarily related to the Change in Control Transaction and $3.7 million of other income and expense. See Note 2, “Change in Control,” of our audited financial statements appearing elsewhere in this prospectus for further information about the impact of the Change in Control Transaction. For the twelve months ended December 31, 2008, other income and expense included a $7.7 million impairment loss on marketable securities and $2.8 million of other income and expense. Other income and expense included in the reconciliation of net income (loss) attributable to TransUnion Corp. to Adjusted EBITDA includes all amounts included in other income and expense, net, on our income statement except for earnings from equity method investments and dividends received from cost method investments.

(2)

For the three months ended June 30, 2010, adjustments included $21.4 million of accelerated stock-based compensation and related expenses resulting from the Change in Control Transaction. For the three months ended December 31, 2010, adjustments included a $3.9 million nonrecurring gain on the trade in of mainframe computers. See Note 2, “Change in Control,” and Note 16, “Stock-Based Compensation,” of our audited financial statements appearing elsewhere in this prospectus for further information about the impact of the Change in Control transaction.

Liquidity and Capital Resources

Overview

Our principal sources of liquidity are cash flows provided by operating activities, cash and cash equivalents on hand, and our senior secured revolving line of credit. Our principal uses of liquidity are working capital, capital expenditures, debt service and other general corporate purposes. We believe our cash on hand, cash generated from operations, and funds available under our senior secured revolving line of credit will be sufficient to finance our liquidity requirements for the foreseeable future. We may, however, elect to raise funds through debt or further equity financing in the future to fund significant investments or acquisitions that are consistent with our growth strategy.

Cash and cash equivalents totaled $116.7 million at March 31, 2011, and $131.2 million at December 31, 2010. Typically our first quarter cash flows each year are lower than other quarters due to the timing of compensation-related payments, resulting in lower cash on hand at the end of the first quarter. As of March 31, 2011, we had no outstanding borrowings under our senior secured revolving line of credit.

Sources and Uses of Cash

	Three Months Ended March 31,			Twelve Months Ended December 31,			2010 vs. 2009	2009 vs. 2008
(dollars in millions)	2011	2010	$ Change	2010	2009	2008	$ Change	$ Change
	(Unaudited)
Cash provided by operating activities of continuing operations	$25.9	$25.1	$0.8	$204.6	$251.8	$230.4	$(47.2)	$21.4
Cash used in operating activities of discontinued operations	—	(2.9)	2.9	(4.2)	(7.5)	(10.0)	3.3	2.5
Cash (used in) provided by investing activities	(18.6)	22.2	(40.8)	70.4	(134.7)	169.4	205.1	(304.1)
Cash used in financing activities	(21.4)	(30.2)	8.8	(290.5)	(337.3)	(424.3)	46.8	87.0
Effect of exchange rate changes on cash and cash equivalents	(0.4)	0.2	(0.6)	1.8	4.0	(7.6)	(2.2)	11.6

Net change in cash and cash equivalents	$(14.5)	$14.4	$(28.9)	$(17.9)	$(223.7)	$(42.1)	$205.8	$(181.6)

Operating Activities

Net cash provided by operating activities increased $0.8 million, from $25.1 million for the three months ended March 31, 2010, to $25.9 million for the three months ended March 31, 2011. The increase was primarily due to less cash used for working capital, offset by lower net income after adjusting for non-cash items. Cash provided by operating activities decreased $47.2 million in 2010, from $251.8 million in 2009 to $204.6 million in 2010. The decrease was primarily due to an increase in cash interest expense and accounts receivable, partially offset by a decrease in cash taxes paid.

Investing Activities

Cash used in investing activities increased $40.8 million, from a source of cash of $22.2 million for the three months ended March 31, 2010, to a use of cash of $18.6 million for the three months ended March 31, 2011. The increase was primarily due to an increase in capital expenditures and a decrease in proceeds from the sale of discontinued operations and marketable securities. Cash provided by investing activities increased $205.1 million in 2010, from a use of cash of $134.7 million in 2009 to a source of cash of $70.4 million in 2010. The increase was due to an increase in the proceeds from the sale of available-for-sale securities, a decrease in acquisitions and purchases of noncontrolling interests, proceeds from the sale of the assets of discontinued operations and a decrease in capital expenditures.

Financing Activities

Cash used in financing activities decreased $8.8 million, from $30.2 million for the three months ended March 31, 2010, to $21.4 million for the three months ended March 31, 2011. The decrease was due to lower principal repayments under our secured line of credit and other outstanding debt, offset by the debt financing fees and prepayment premium paid in connect with the refinancing of our senior secured credit facility. See Note 8, “Debt,” of our unaudited financial statements appearing elsewhere in this prospectus. Cash used in financing activities decreased $46.8 million in 2010, from $337.3 million in 2009 to $290.5 million in 2010. The decrease was primarily because we used more cash on hand to fund the 2009 stock repurchase than we did to finance our recapitalization in connection with the Change in Control Transaction.

Capital Expenditures

	Three Months Ended March 31,		Twelve Months Ended December 31,
(dollars in millions)	2011	2010	2010	2009	2008
	Unaudited
Cash capital expenditures	$26.7	$5.4	$46.8	$56.3	$93.5

We make capital expenditures to grow our business by developing new and enhanced capabilities, increase our effectiveness and efficiency and reduce risks. Our capital expenditures include product development, disaster recovery, security enhancements, regulatory compliance and the replacement and upgrade of existing equipment at the end of its useful life.

Cash paid for capital expenditures increased $21.3 million, from $5.4 million for the three months ended March 31, 2010, to $26.7 million for the three months ended March 31, 2011. The increase included $18.8 million paid in the first quarter of 2011 for assets purchased and accrued for in the fourth quarter of 2010.

Cash paid for capital expenditures decreased $9.5 million from $56.3 million in 2009, to $46.8 million in 2010. On an accrual basis, our capital expenditures were $65.2 million in 2010 compared to $71.2 million in 2009. In 2009, we incurred higher capital expenditures to continue to upgrade infrastructure and ensure high system availability by enhancing system redundancy. In 2010, these initiatives continued, but at a slower pace. We expect total capital expenditures for 2011 to be comparable to 2010.

Cash paid for capital expenditures decreased $37.2 million from $93.5 million in 2008, to $56.3 million in 2009. In 2008, our capital expenditures included significant expenditures to upgrade our infrastructure, ensure high availability and develop internal software to position us for future growth. These expenditures continued in 2009, but at a slower pace.

Debt

Senior Secured Credit Facility

In connection with the Change in Control Transaction, on June 15, 2010, we entered into a senior secured credit facility with various lenders. On February 10, 2011, we amended and restated our senior secured credit facility (as amended and restated, our “new credit facility”). We repaid and extinguished the original senior secured term loan and borrowed new funds under the new senior secured term loan. We also replaced the senior secured revolving line of credit.

The new credit facility consists of a seven-year $950.0 million senior secured term loan and a five-year $200.0 million senior secured revolving line of credit. Interest rates on the borrowings are based, at our election, on LIBOR or an alternate base rate, subject to a floor plus an applicable margin based on our senior secured net leverage ratio. There is an annual commitment fee payable quarterly, based on the undrawn portion of the revolving line of credit. With certain exceptions, the obligations are secured by a first-priority security interest in substantially all of the assets of Trans Union LLC, which is our principal operating subsidiary, including the capital stock of Trans Union LLC and certain subsidiaries. The new credit facility contains various restrictive covenants. As a condition to borrowing and as of the end of any fiscal quarter for which we have borrowings outstanding under our senior secured revolving line of credit, we must have a senior secured net leverage ratio equal to or less than 4.50 to 1 (reducing for certain periods after January 1, 2012), calculated on a pro forma basis. The restrictive covenants also include restrictions on dividends, investments, indebtedness, liens, dispositions, future borrowings and other restricted payments. See “Description of Certain Indebtedness—Senior Secured Credit Facility.” We are currently in compliance with all of the loan covenants.

Though we were not subject to the covenant at such time, as we did not have borrowings outstanding on our senior secured revolving line of credit, our senior secured net leverage ratio as of March 31, 2011, was 2.38 to 1. For this purpose, the senior secured net leverage ratio is the ratio of consolidated total net debt (as defined in our senior secured credit facility) to consolidated EBITDA for the trailing twelve months as defined in the credit agreement governing our senior secured credit facility (“Covenant EBITDA”). Covenant EBITDA for the trailing twelve-month period ended March 31, 2011, totaled $350.1 million. The difference between Covenant EBITDA, as defined in the credit agreement governing our new credit facility, and Adjusted EBITDA, totaled $15.2 million for the trailing twelve-month period ended March 31, 2011, and consisted of adjustments for noncontrolling interests, equity investments and other adjustments as defined in the credit agreement governing our senior secured credit facility.

Under the term loan, we are required to make principal payments of 0.25% of the original principal balance at the end of each quarter, with the remaining principal balance due February 10, 2018. We will also be required to make additional principal payments beginning in 2013, of between zero and fifty percent of the prior year’s excess cash flows with such percentage determined based on the net leverage ratio for such prior year. Under the revolving line of credit, the first $25 million commitment expires June 15, 2015, and the remaining $175 million commitment expires February 10, 2016. We did not borrow or repay any funds under our revolving line of credit during the three months ended March 31, 2011.

Senior Notes

In connection with the Change in Control Transaction, on June 15, 2010, Trans Union LLC and its wholly-owned subsidiary TransUnion Financing Corporation sold $645.0 million of senior notes. The senior notes mature on June 15, 2018, and accrue interest at a fixed rate of 11.375% per annum, payable semi-annually. The indenture governing our senior notes contains restrictive covenants including restrictions on dividends, investments, indebtedness, liens, dispositions, future borrowings and other restricted payments. See “Description of Certain Indebtedness—Senior Notes.” We are currently in compliance with all covenants under the indenture.

RFC Loan

On June 15, 2010, we borrowed $16.7 million under the foreign cash loan (the “RFC Loan”) to finance a portion of the Change in Control Transaction. See Note 2, “Change in Control,” of our audited consolidated financial statements appearing elsewhere in this prospectus. The loan is an unsecured, non-interest bearing note, of which $2.5 million is treated as imputed interest, and comes due December 15, 2018, with prepayments of principal due annually based on foreign excess cash flows. Interest expense is calculated under the effective interest method using an imputed interest rate of 11.625%.

Secured Line of Credit

In the first quarter of 2009, we entered into a line of credit agreement with UBS and borrowed $106.4 million, which was equal to the full par value of the auction rate securities held by us at UBS at that time. During 2009, payments totaling $17.3 million were made towards this loan. During 2010, the balance of this loan was repaid in full.

Senior Unsecured Credit Facility and Interest Rate Swap

On November 16, 2009, we entered into a senior unsecured credit facility with JPMorgan Chase Bank, N.A and various lenders and borrowed $500.0 million to fund the purchase of our common stock. On November 19, 2009, we entered into swap agreements with financial institutions that effectively fixed the interest payments on a portion of our old senior unsecured credit facility at 1.53%, plus the applicable margin on the loan. In connection with the Change in Control Transaction, on June 15, 2010, we repaid the remaining balance of our senior unsecured credit facility and cash settled the swap instruments, realizing a $2.1 million loss that was included in other expense.

See Note 13, “Debt,” of our audited consolidated financial statements and Note 8, “Debt,” of our unaudited consolidated financial statements appearing elsewhere in this prospectus.

Contractual Obligations

Future minimum payments for noncancelable operating leases, purchase obligations and debt repayments as of December 31, 2010, are payable as follows:

(in millions)	Operating leases	Purchase obligations	Debt repayments	Loan fees and interest payments	Total
2011	$10.3	$118.0	$15.1	$138.3	$281.7
2012	8.2	37.8	10.4	137.2	193.6
2013	6.2	10.6	9.5	135.3	161.6
2014	5.1	7.7	9.5	134.9	157.2
2015	3.6	7.3	9.5	133.9	154.3
Thereafter	12.2	0.3	1,552.0	269.5	1,834.0

Totals	$45.6	$181.7	$1,606.0	$949.1	$2,782.4

Purchase obligations to be repaid in 2011 include $65.8 million of trade accounts payable that were included on the balance sheet as of December 31, 2010. We had no significant capital leases as of December 31, 2010. Loan fees and interest payments are estimates based on the interest rates in effect at December 31, 2010, and the contractual principal paydown schedule, excluding any excess cash flow prepayments that may be required. See Note 13, “Debt,” and Note 26, “Subsequent Event,” of our audited consolidated financial statements appearing elsewhere in this prospectus.

Stock Repurchases

On November 3, 2009, our board of directors approved an offer to purchase up to $900.0 million of stock for cash from our stockholders of record as of November 17, 2009. On December 17, 2009, we purchased $900.0 million of our common stock from our stockholders at a purchase price of $26.24 per share, which was based on a valuation of our common stock as of November 16, 2009.

On October 20, 2008, our board of directors approved an offer to purchase up to $400.0 million of stock for cash from our stockholders of record as of October 27, 2008. We purchased 15.4 million shares in November 2008 and approximately an additional 43,000 restricted shares in January 2009 for a total of $400.0 million from our stockholders at a purchase price of $25.85 per share, which was based on a valuation of our common stock as of October 24, 2008.

Off-Balance Sheet Arrangements

As of March 31, 2011, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Application of Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with GAAP. The notes to our consolidated financial statements include disclosures about our significant accounting policies. These accounting policies require us to make certain judgments and estimates in reporting our operating results and our assets and liabilities. The following paragraphs describe the accounting policies that require significant judgment and estimates due to inherent uncertainty or complexity.

Goodwill and Indefinite-Lived Intangibles

As of December 31, 2010, our consolidated balance sheet included goodwill of $223.7 million. As of December 31, 2010, we had no other indefinite-lived intangible assets. We test goodwill and indefinite-lived intangible assets, if any, for impairment on an annual basis, in the fourth quarter, or on an interim basis if an indicator of impairment is present. For goodwill, we compare the fair value of each reporting unit to its carrying amount to determine if there is potential goodwill impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill. For other indefinite-lived intangibles, if any, we compare the fair value of the asset to its carrying value to determine if there is an impairment. If the fair value of the asset is less than its carrying value, an impairment loss is recorded. We use discounted cash flow techniques to determine the fair value of our reporting units, goodwill and other indefinite-lived intangibles. The discounted cash flow calculation requires a number of significant assumptions, including projections of future cash flows and an estimate of our discount rate.

We believe our estimates of fair value are based on assumptions that are reasonable and consistent with assumptions that would be used by other marketplace participants. Such estimates are, however, inherently uncertain, and estimates using different assumptions could result in significantly different results. As of December 31, 2010, a 10% increase in our discount rate and a 10% decrease in our terminal value would still not result in an impairment of goodwill. During 2010, 2009 and 2008 there was no impairment of goodwill or other indefinite-lived intangible assets.

Long-Lived Assets

As of December 31, 2010, our consolidated balance sheet included fixed assets of $615.1 million, $186.1 million net of accumulated depreciation, and long-lived intangible assets of $327.4 million, $117.9 million net of accumulated amortization. We review long-lived assets subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the consolidated balance sheet, and reported at the lower of the carrying amount or fair value, less costs to sell, and are no longer depreciated. When a long-lived asset group is tested for recoverability, we also review depreciation estimates and methods. Any revision to the remaining useful life of a long-lived asset resulting from that review is also considered in developing estimates of future cash flows used to test the asset for recoverability. We typically use a discounted cash flow model when assessing the fair value of our asset groups. The discounted cash flow calculation requires a number of significant assumptions, including projections of future cash flows and an estimate of our discount rate.

We believe our estimates of future cash flows used to determine recoverability and our estimates of fair value are based on assumptions that are reasonable and consistent with assumptions that would be used by other marketplace participants. Such estimates, however, are inherently uncertain and estimates using different assumptions, or different valuation techniques, could result in significantly different results. During 2010, 2009 and 2008 there were no significant impairment charges.

Legal Contingencies

As of December 31, 2010, our consolidated balance sheet included accrued litigation costs of $5.6 million. We are involved in various legal proceedings resulting from our normal business operations. Our in-house legal counsel works with outside counsel to manage these cases and seek resolution. We regularly review all claims to determine whether a loss is probable and can be reasonably estimated. If a loss is probable and can be reasonably estimated, an appropriate reserve is accrued and included in other current liabilities. We make a number of significant judgments and estimates related to these contingencies, including the likelihood that a liability has been incurred, and an estimate of that liability. See Note 23, “Contingencies,” to our audited consolidated financial statements appearing elsewhere in this prospectus.

We believe the judgments and estimates used are reasonable, but events may arise that were not anticipated and the outcome of a contingency may differ significantly from what is expected.

Income Taxes

As of December 31, 2010, our consolidated balance sheet included current deferred tax assets of $1.2 million, noncurrent deferred tax assets of $1.6 million, noncurrent deferred tax liabilities of $25.6 million and unrecognized tax benefits of $2.1 million. We are required to record current and deferred tax expense, deferred tax assets and liabilities resulting from temporary differences, and unrecognized tax benefits for uncertain tax positions. We make certain judgments and estimates to determine the amounts recorded, including future tax rates, future taxable income, whether it is more likely than not a tax position will be sustained, and the amount of the unrecognized tax benefit to record.

We believe the judgments and estimates used are reasonable, but events may arise that were not anticipated and the outcome of tax audits may differ significantly from what is expected.

Stock-Based Compensation

For the year ended December 31, 2010, we recorded $31.8 million of stock-based compensation expense, including $20.7 million from the accelerated vesting of restricted stock in connection with the Change in Control Transaction. The fair value of each award was determined by various methods including independent valuations of our common stock based on discounted cash flow and selected public company comparable analyses, a Black-Scholes valuation model, and a risk-neutral Monte Carlo valuation model. The various valuation models require a number of significant assumptions, including projections of future cash flows and an estimate of our cost of capital, volatility rates, expected life of awards and risk-free interest rates. We believe the determination of fair value was based on assumptions and estimates that are reasonable and consistent with what would be used by other marketplace participants to determine fair value. Valuations, however, are inherently uncertain and valuations using different assumptions and estimates, or different valuation techniques, could result in significantly different values.

Recent Accounting Pronouncements

For information about recent accounting pronouncements and the potential impact on our consolidated financial statements, see Note 1, “Significant Accounting and Reporting Policies,” of our audited financial statements and Note 1, “Summary of Significant Accounting Policies,” of our unaudited financial statements appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business we are exposed to market risk, primarily from changes in foreign currency exchange rates and variable interest rates, which could impact our results of operations and financial position. We manage the exposure to this market risk through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments, such as foreign currency and interest rate hedges. We use derivative financial instruments as a risk management tool only and not for speculative or trading purposes.

Interest Rate Risk

During the quarter ended June 30, 2010, we incurred a significant amount of new debt, including variable-rate debt, to fund a portion of the Change in Control Transaction, and to pay off existing debt. As a result, our exposure to market risk for changes in interest rates due to variable-rate debt increased. As of December 31, 2010, our variable-rate debt had a weighted-average interest rate of 6.75% and a weighted-average life of 6.50 years. As of December 31, 2010, 58.9% of our outstanding debt was variable. The variable-rate loans have interest rate floors. On December 31, 2010, the variable-rate on our senior secured term loan was below the floor, and a 1% change in the interest rate on that loan would not have changed our interest expense for one month. On December 31, 2010, we had no outstanding balance on our senior secured revolving line of credit and a change in the interest rate on that loan would not have changed our interest expense for one month. At March 31, 2011, there were no material changes in our exposure to interest rate risks.

As part of the Change in Control Transaction, we settled the swap instruments we used to hedge a portion of our old senior unsecured credit facility that was repaid at that time. The settlement resulted in a loss of $2.1 million that was included in other income and expense. We have not hedged any of our current variable-rate debt.

Based on the amount of outstanding variable-rate debt, we have a material exposure to interest rate risk. In the future our exposure to interest rate risk may change due to changes in the amount borrowed, changes in interest rates, or changes in the amount we have hedged. The amount of our outstanding debt, and the ratio of fixed-rate debt to variable-rate debt, can be expected to vary as a result of future business requirements, market conditions or other factors.

See Note 13, “Debt,” of our audited consolidated financial statements and Note 8, “Debt,” of our unaudited consolidated financial statements appearing elsewhere in this prospectus.

Foreign Currency Exchange Rate Risk

A substantial majority of our revenue, expense and capital expenditure activities are transacted in U.S. dollars. However, we do transact business in a number of foreign currencies, including the South African rand and Canadian dollar. In reporting the results of our foreign operations, we benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currencies.

We are required to translate the assets and liabilities of our foreign subsidiaries that are measured in foreign currencies at the applicable period-end exchange rate on our consolidated balance sheets. We are required to translate revenue and expenses at the average exchange rates prevailing during the year in our consolidated statements of income. The resulting translation adjustment is included in other comprehensive income, as a component of stockholders’ equity. We include transactional foreign currency gains and losses in other income and expense on our consolidated statements of income.

In 2010, revenue from foreign operations was $195.8 million, and foreign pre-tax income was $70.6 million. A 10% change in the value of the U.S. dollar relative to a basket of the currencies for all foreign countries in which we had operations during 2010 would have changed our revenue by $19.6 million and our pre-tax income by $7.1 million.

A 10% change in the value of the U.S. dollar relative to a basket of currencies for all foreign countries in which we had operations would not have had a significant impact on our 2010 realized foreign currency transaction gains and losses.

At March 31, 2011, there were no materials changes in our exposure to foreign currency exchange rate risk.

BUSINESS

Overview

We are a leading global provider of information and risk management solutions. We provide these solutions to businesses across multiple industries and to individual consumers. Our technology and services enable businesses to make more timely and informed credit granting, risk management, underwriting, fraud protection and customer acquisition decisions by delivering high quality data, and by integrating advanced analytics and enhanced decision-making capabilities. Our interactive website provides consumers with real-time access to their personal credit information and analytical tools that help them understand and proactively manage their personal finances. Over a million unique consumers visit our website each month. We have operations in the United States, Africa, Canada, Latin America, East Asia and India and provide services in 23 countries. Since our founding in 1968, we have built a stable and highly diversified customer base of approximately 45,000 businesses in multiple industries, including financial services, insurance, healthcare, automotive, retail and communications.

High quality data is the cornerstone of our business. Businesses depend on our data for their daily risk-management processes. Consumers seek our data to help them understand their credit profile and protect themselves against identity theft. Together with our unconsolidated subsidiaries, we maintain credit files on approximately 500 million consumers and businesses worldwide. We obtain financial, credit, identity, bankruptcy, lien, judgment, insurance claims, automotive and other relevant information from thousands of sources, including credit-granting institutions, private databases and public records depositories, much of which is provided to us at little or no cost. We refine and enhance this data and use our sophisticated matching algorithms to integrate the data and create proprietary databases. We combine our data with our analytics and decisioning technology to deliver additional value to our customers. Our analytics, such as predictive modeling and scoring, customer segmentation, benchmarking and forecasting, enable businesses and consumers to efficiently monitor and manage risk. Our decisioning technology, which is delivered on a software-as-a-service platform, enables businesses to interpret data and scores and apply their specific qualifying criteria to make real-time decisions at the point of interaction with their customers. Collectively, our data, analytics and decisioning technology allow businesses to more effectively identify and acquire new customers, manage risk associated with existing customers, generate cross-selling opportunities and reduce loss from fraud and identity theft.

We have a diverse and stable global customer base, which includes many of the largest companies in each of the primary industries we serve. For example, in the United States, we contract with nine of the ten largest banks, all of the major credit card issuers and eight of the ten largest property and casualty insurance carriers and we provide services to thousands of healthcare providers. In addition, we provide subscription-based interactive services to a growing base of over a million consumers. Our deep industry knowledge and experience allow us to craft solutions tailored to our customers’ specific needs. We maintain long-standing relationships with the majority of our largest customers, including relationships of over ten years with each of our top ten global financial services customers. We attribute the length of our customer relationships to the critical nature of the services we provide, our consistency and reliability, and our innovative and collaborative approach to developing integrated solutions that meet our customers’ continually changing needs.

We manage our business through three operating segments: U.S. Information Services (“USIS”), International and Interactive. USIS, which represented approximately 67% of our revenue in 2010 and 65% of our revenue for the three months ended March 31, 2011, provides consumer reports, credit scores, verification services, analytical services and decisioning technology to businesses in the United States. USIS offers these services to customers in the financial services, insurance, healthcare and other industries, and delivers them through both direct and indirect channels. International, which represented approximately 20% of our revenue in 2010 and for the three months ended March 31, 2011, provides services similar to our USIS and Interactive segments in a number of countries outside the United States. Our International segment also provides automotive information and commercial data to our customers in select geographies. Interactive, which represented approximately 13% of our revenue in 2010 and 15% of our revenue for the three months ended March 31, 2011, provides services to consumers that help them understand and proactively manage their personal finances and protect them from identity theft. We sell our subscription-based interactive services primarily through our website, www.transunion.com.

We had revenues of $956.5 million for the year ended December 31, 2010, and $245.9 million for the three months ended March 31, 2011. We had Adjusted EBITDA of $326.6 million for the year ended December 31, 2010, and $79.3 million for the three months ended March 31, 2011. See “Prospectus Summary—Summary Historical Consolidated Financial Data” for a reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, net income (loss) attributable to TransUnion Corp.

Our Market Opportunity

We believe several important trends in the global macroeconomic environment, as well as within the key industries we serve, are driving market growth for information and risk management solutions.

Large and Growing Market for Data and Analytics

We believe that the business information services market is large and growing. According to a 2010 forecast from Veronis Suhler Stevenson, spending on business information in the United States reached $51.6 billion in 2009 and is projected to grow at a compounded annual growth rate (“CAGR”) of 7.0% from 2009 through 2014. For 2009, $11.0 billion of this amount was attributed to credit and risk information. Spending in this category of information is projected to grow at a CAGR of 6.4% from 2009 through 2014. Companies increasingly rely on data and analytics to make more informed decisions, operate their businesses more efficiently and manage risk. Similarly, consumers seek information to help them understand and proactively manage their personal finances and to better protect themselves against identity theft. We believe that the demand for targeted data and sophisticated analytical tools will continue to grow meaningfully as businesses seek real time access to more granular data in order to better understand their customers.

Substantial Focus on Risk Management

Companies are increasingly turning to risk management strategies in order to maximize profits with existing customers and optimize returns on new business. The demand for risk management services has accelerated for a number of reasons, including the rise of an increasingly educated consumer base, the recent economic downturn, as well as new regulations that impact our customers. We believe economic pressures have accentuated the need for companies to emphasize ongoing portfolio management and to deploy risk-based pricing and other dynamic underwriting strategies, in turn further driving demand for risk measurement and analytic tools. For example, in the insurance industry, tighter household budgets and more cost-conscious consumers have led to increased comparison shopping for auto and property insurance. Since 2008, carriers have seen double-digit percentage increases in the number of quotes requested, leading to increased underwriting and administrative costs. As a result of increased competition, it is also advantageous for carriers to provide more accurate pricing at the time of the initial quote. The recent economic downturn has forced financial institutions to consider more robust account and portfolio management strategies in order to manage losses within their existing customer base. In addition, changing regulations in the credit card industry that have restricted card issuers’ ability to change the terms of their card products once issued are motivating them to use more advanced customer segmentation and scoring tools in order to identify potential customers with particular attributes and match those customers to appropriate card products.

Growth Driven by Non-traditional Users of Consumer Data

Non-traditional users of consumer data are recognizing the value of credit information and analytic tools. Healthcare companies use these tools to manage their revenue cycle, capital markets participants use them to develop better valuations of securitized loan portfolios, and for-profit education companies use them to reduce loan defaults. For example, in the healthcare industry, we believe a number of trends and legislative changes support the growth in demand for information and analytics.

High-deductible health plans and the number of uninsured and under-insured consumers have increased collection risks for healthcare providers, and in turn, providers are seeking information about their patients at the time of registration to determine the correct source of payment for care. According to the Centers of Disease Control and Prevention there are over 1 billion patient visits annually to physician offices, hospital outpatient and emergency departments. According to testimony submitted by the Congressional Budget Office, the Patient Protection and Affordable Care Act (“PPACA”) will result in an estimated 32 million additional insured which we believe will result in more patient visits. Payers are using more performance reporting and analytics to determine payment amounts and improve the quality of care. We expect that the American Recovery and Reinvestment Act will generate $22.6 billion in stimulus dollars to modernize healthcare technology and promote electronic health records. We believe that these trends and legislative changes will result in a more automated revenue cycle for healthcare providers and will increase the size of the information services market.

Growth in Emerging International Markets

Economic growth in emerging markets continues to outpace the global average. According to the International Monetary Fund, for 2012, the average GDP of emerging markets is projected to grow over 2.5 times faster than that of developed markets. As economies in emerging markets continue to develop and mature, we believe there will continue to be a rise in favorable socio-economic trends, such as an increase in the size of middle and affluent classes, and a significant increase in the use of financial services. This trend is illustrated by research published in a July 2010 article in McKinsey Quarterly, entitled “Capturing the World’s Emerging Middle Class,” which estimates that annual spending by middle class consumers across a group of 24 select emerging market nations is expected to increase from $6.9 trillion to $20 trillion over the next decade. In addition, credit penetration is relatively low in emerging markets compared to developed markets. For example, using our database of information compiled from financial institutions as a benchmark of credit activity, we believe that less than 20% of the adult population in India is currently credit active. According to a study by Financial Access, 2.5 billion of the world’s adult population still does not use services from financial institutions to save or borrow.

Increased Consumer Focus on Managing Personal Finances and Protecting Against Identity Theft

Consumers are increasingly focused on proactively managing their finances and protecting their identities. Tighter availability of credit and stricter lending practices are prompting individual consumers to seek a better understanding of their credit profile. Additionally, the growth in the use of technology, the internet and social media has dramatically expanded the volume of consumer information that is stored in and communicated by electronic media and the risk that this information may be compromised. Several high-profile and widely publicized data breaches involving consumer information have caused consumers to become increasingly concerned about protecting their personal information and preventing identify theft. According to the Federal Trade Commission, identity theft was the top consumer complaint received by the agency in 2010. As a result of these factors, an increasing number of consumers are accessing their credit reports and purchasing credit monitoring services. According to Javelin Research, a third-party industry source, the annual market for online credit monitoring and identity theft protection services is $2.4 billion.

Our Competitive Strengths

Global Leader in Information Management Solutions

We are one of only three leading global participants in the consumer credit and information management industry, and we provide services in 23 countries. Over the past 40 years, we have accumulated and built comprehensive proprietary databases and information management solutions. We believe that establishing an infrastructure to source, maintain and reliably deliver high quality consumer credit information in large volumes with sub-second response times would be difficult, costly and take a new market entrant numerous years to complete. Together with our unconsolidated subsidiaries, we maintain credit files on over 500 million consumers and businesses worldwide. We have a diverse and stable global customer base, which includes many of the largest companies in each of the primary industries we serve, including financial services, insurance and healthcare. We believe that our scale, global footprint, credibility and strong position within these markets will allow us to capitalize on business opportunities in many countries and regions around the world and contribute to our long-term growth.

Innovative and Differentiated Information Solutions

We have consistently focused on innovation to develop new and enhanced service offerings that meet the evolving needs of our customers. We believe our specialized data, analytics and decisioning services and collaborative approach with our customers differentiate us from our competitors. Examples of our innovative and differentiated solutions include:

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Triggers—Our industry-leading platform notifies businesses of changes to consumer profiles on a daily basis. These notifications allow our customers to take more timely action to offer new services, retain existing accounts, improve collection efficiency or monitor risk exposure in their portfolios. We believe that our investments in infrastructure and predictive capabilities distinguish us from our competitors.

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Decisioning Technology—Our decisioning technology helps businesses interpret both data and predictive model results, and applies customer-specific criteria to facilitate real-time, automated decisions at the point of consumer interaction. We offer our decisioning applications across our key industries including financial services, retail, insurance and healthcare, helping these customers to more effectively acquire accounts and reduce fraud. For example, our financial services customers use decisioning to authenticate consumer identity and determine optimal product offerings, such as credit cards, based on customer supplied criteria. Our healthcare customers use decisioning to determine available sources of payment for their patients at the time of patient registration. We believe the integration of our data and our decisioning technology differentiates us in the market place.

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Market Intelligence—We develop and offer industry studies and provide a source of market intelligence for customers to benchmark and forecast their own portfolio performance. For example, our Trend Data application leverages our database of approximately 27 million anonymized U.S. consumer records, sampled quarterly since 1992. We believe businesses using our Trend Data can obtain a more holistic historical perspective on macroeconomic and market trends than by using comparable offerings of our competitors.

Over the past three years, we have made significant investments in our technology platforms to enable greater availability, redundancy and platform flexibility, to ensure continued improvement in our overall services to our customers and to ensure we are well positioned to differentiate our data sets. We believe our investments in technology allow us to better respond to our customers’ needs. We believe our customers value our ability to deliver innovative solutions to complex problems. Many of these value-added solutions can be applied across industries and geographies and can be integrated into a customer’s core operations.

Deep and Specialized Industry Expertise

We have developed substantial expertise in a number of industries, including financial services, insurance and healthcare, and have placed industry experts in key leadership positions throughout our organization. We believe that our published studies, which we base on behavioral research supported by predictive data sets, have enhanced our reputation within these industries. In addition, we have been able to apply our industry knowledge and high-quality data assets to form strategic partnerships with other leading companies in key industries to develop new solutions and revenue opportunities. For example, we have strengthened our position as a leading provider of credit information and analytic services to the personal property and casualty insurance industry by partnering with a vehicle history data provider to launch a vehicle history score that helps insurance carriers further segment risk based on the attributes of a specific automobile, such as the number of owners, odometer readings and vehicle condition. We believe that our industry knowledge base, coupled with our collaborative customer approach, has made it possible for us to anticipate and address our customers’ needs and enables us to offer additional proprietary value-added services.

Strong Presence in Attractive International Markets

We currently provide services in 22 countries outside the United States in both developed and emerging markets with significant growth potential. In our developed markets, we have a strong presence in Canada, where we are one of only two significant consumer reporting agencies in the market, and Hong Kong, where we are the only global agency with a consumer credit reporting company. We are also well-positioned as a first mover in several fast-growing emerging markets, such as India, where we partnered with Indian financial institutions to create the first credit bureau in 2003. Since 1993, we have hosted the most extensive credit database in South Africa, which positions us well for expansion into the rest of the African continent. In addition, we are a significant credit information and analytics provider in Latin America, where we own 25.69% of the largest credit bureau in Mexico and recently expanded our footprint through the acquisition of a majority interest in the second largest credit bureau in Chile. We believe that our flexible approach to forming local partnerships has allowed us to establish a foothold in certain markets ahead of our major competitors. We believe that our presence in international markets helps foster the growth and development of credit-based economies in these markets, resulting in accelerated demand for credit information services and analytics.

Attractive Business Model

Data, analytics and technology are the three key components of our business model, which is characterized by diversified, predictable revenue streams, low working capital requirements and operating leverage. We own 100% of our U.S. consumer credit database and we typically obtain information that we use to keep our database current at little or no cost, which provides us with an efficient cost structure and allows us to benefit from economies of scale. The integral role that our analytics play in our customers’ decision-making processes and the proprietary and embedded nature of our solutions have historically translated into high customer retention and revenue visibility. Our significant investments to upgrade and improve our technology provide us with the ability to address our customers’ needs with minimal and predictable capital investment. Additionally, we have institutionalized our cost management practice through our Operational Excellence program, which is aimed at creating a long-term competitive and efficient cost structure.

Proven and Experienced Management Team

We have a seasoned senior management team with an average of 15 years of experience in a variety of industries, including the credit and information management, financial services and information technology industries. Our senior management team has a track record of strong performance and depth of expertise in the markets we serve. This team has overseen our expansion into new industries and geographies while managing ongoing cost-saving initiatives. As a result of the sustained focus of our management team, we have maintained stable operating performance despite the recent economic downturn.

Our Growth Strategy

To promote sustainable growth, diversification and a strong global brand, we align our resources and efforts with the following priorities:

Develop Innovative Solutions to Meet Market Challenges

We have a culture of innovation. Our industry expertise and collaborative approach allow us to prioritize investments in new data sources and the development of additional services to provide integrated solutions to meet our customers’ needs. We enhance our analytics and decisioning services to deliver stronger account management, risk management and fraud protection services to our customers across several industries. For example, our pre-foreclosure notifications use our triggers platform to identify customers that are at high risk for foreclosure, allowing insurance carriers to monitor occupancy status and manage the risk of property damage. In addition, we plan to take advantage of strategic partnerships to develop innovative services that differentiate us from our competitors. One example of this is our online account acquisition solution, an end-to-end process whereby we work with our lead generation marketing partner to source and deliver new, approved and accepted accounts to credit card issuers. For consumers, we recently improved our offerings by adding an identity theft risk score. As the needs of our customers evolve, we plan to continue to provide creative solutions to help them meet their challenges.

Expand Internationally

We believe international markets present a significant opportunity for growth, as these economies continue to develop and their populations become more credit active. We plan to:

Expand in Existing Markets. In emerging markets where we are currently present and a substantial portion of the population is not yet credit active, such as Mexico and India, we expect significant expansion of consumer credit. Given our incumbent position, we are well positioned to benefit from this trend. In developed markets, such as Canada and Hong Kong, we will continue to improve our core services and seek to expand into other industries.

Introduce New Service Offerings. We will continue to focus on generating revenue from new offerings across all markets, including value-added services and new lines of business. The common nature of our customers’ risk and information management needs allows us to take offerings from developed markets to emerging markets. This further results in the faster development and introduction of solutions for emerging markets as we are able to leverage our global knowledge, technology and expertise to meet local market needs.

Enter New Geographic Markets. We will continue to expand by forming alliances with financial services institutions, industry associations, and other local partners, and by strategically pursuing opportunistic acquisitions. From our bases in South Africa, Central America and Hong Kong we seek to expand to other countries in Africa, Latin America and East Asia. In addition, we will continue to develop operations in new markets around the world.

Focus on Underpenetrated and Growth Industries

We continue to focus on underpenetrated and growth industries in the United States, such as insurance and healthcare, where we believe the use of information-based analytics and decisioning technology is low. Insurers have seen an increase in claims dollars paid, reinforcing their need to price risk appropriately. We offer a range of solutions, including new fraud detection tools and predictive scores that improve accuracy and efficiency for the quoting and underwriting process. In the healthcare industry, increases in high-deductible health plans and the number of uninsured and under-insured consumers have increased collection risks for healthcare providers, creating a greater need for providers to efficiently manage their revenue cycle. We expect that the new American Recovery Reinvestment Act will accelerate the automation of healthcare operations through the digitization of healthcare data. We believe that recent healthcare reform legislation will likely increase the consumption of healthcare services by increasing the number of insured Americans. In turn, we expect that healthcare providers and payers will increase demand for analytics to measure the quality of care in their network in order to qualify for full reimbursement by the government. Our strategy to capitalize on these opportunities is to automate the insurance and payment processes at the beginning of the revenue cycle, help payers analyze claim-related data and facilitate performance reporting.

Expand Interactive Business

Consumers are becoming increasingly aware of the need to proactively manage their personal finances. They also recognize the need to protect their identities in the face of several recent highly publicized data breaches. In order to meet the growing market demand for credit monitoring and identity fraud protection services and deepen customer loyalty, we will continue to invest in consumer-driven product enhancements. We have developed a data-driven customer acquisition strategy and will focus our advertising dollars on paid search and display ads, and are expanding into new channels such as mobile and social media. In addition to our direct to consumer offering, we will continue to make our services available on a wholesale basis to strategic partners who combine our services with their own offerings. This strategy allows us to test market new product enhancements and configurations with minimal investment. We plan to leverage the success of our U.S. based Interactive business to offer similar services in our international markets.

Pursue Strategic Acquisitions

We will evaluate and pursue strategic acquisitions in order to accelerate growth within our existing businesses, and diversify into new businesses. We are focused on opportunities to expand our geographic footprint and our breadth and depth of services, including acquiring proprietary datasets and industry expertise in our key industries. We believe our recent MedData and Databusiness acquisitions have provided various opportunities for long-term value creation through the expansion of our capabilities, expertise and geographic reach. We may also seek to increase our investments in foreign entities where we hold a minority interest. For example, we recently increased our ownership in the largest credit bureau in India, where we purchased an additional interest in Credit Information Bureau (India) Limited (“CIBIL”). We plan to maintain our disciplined fiscal approach to any acquisition.

Segment Overview

We manage our business and report our financial results in three operating segments: USIS, International and Interactive. We also report expenses for Corporate, which provides shared services and conducts enterprise functions. See Note 21, “Operating Segments,” of our audited consolidated financial statements and Note 12, “Operating Segments,” of our unaudited consolidated financial statements appearing elsewhere in this prospectus.

U.S. Information Services

USIS provides consumer credit and data reports, credit scores, analytical services and decisioning technology to businesses. We offer these services to customers in the financial services, insurance, healthcare and other industries, and deliver them through both direct and indirect channels. These businesses use our services to acquire new customers, identify cross-selling opportunities, measure and manage debt portfolio risk, collect debt and manage fraud. USIS also provides healthcare insurance-related information to medical care facilities and insurers. In addition, USIS fulfills mandated consumer services such as dispute investigations and free annual credit reports, as required by the United States Fair Credit Reporting Act, as amended (“FCRA”), and other credit-related legislation. USIS provides solutions to its customers through the following three service lines:

Online Data Services

Online Data Services are delivered in real-time to qualified businesses to help them assess the financial viability and capacity, or risk, of prospective consumers seeking to access credit. The primary source for these services is our consumer credit database. This database contains the name and address of most U.S. adults, a listing of their existing credit relationships and their timeliness in repaying debt obligations. The information in our database is voluntarily provided by thousands of credit-granting institutions and other data furnishers, such as public utilities. We also actively collect, directly and through vendors, information from courts, government agencies and other public records. This data is updated, audited and monitored on a regular basis. Information such as credit reports, credit characteristics and predictive scores are created from the primary underlying data. Collectively, the reports, characteristics and scores, with variations tailored for specific industries, form the basis of Online Data Services.

Online Data Services revenue is driven by consumers initiating transactions with businesses. Our customers most frequently use the information and scores to underwrite or otherwise manage risk in connection with the establishment of a new account for a consumer, such as a credit card, home loan, auto loan or insurance policy. Our customers also use our services to evaluate risks and make risk-related decisions in connection with existing accounts.

We also provide online service to help businesses manage fraud and authenticate a consumer’s identity when they initiate a new business relationship. Our fraud database, which is updated daily, contains data elements from multiple sources that enable credit grantors to identify fraudulent activity. These data elements include address histories, Social Security numbers and names of individuals who have been victims of identity fraud. We provide services that alert customers to identities associated with known or suspected fraudulent activity, satisfy compliance requirements to “know your customer” and confirm an individual’s identity.

Credit Marketing Services

Credit Marketing Services help businesses proactively acquire new customers, cross-sell to existing customers and monitor and manage risk in their existing portfolios. We provide information extracted from the consumer credit database according to specific customer criteria and deliver it in the form of a batch dataset. These services are delivered on an ad hoc or regularly scheduled basis.

We have a variety of Credit Marketing Services to help customers market to prospects and manage risks of new and existing accounts in an efficient and effective manner. We provide portfolio review services, which are periodic reviews of our customers’ existing accounts, to help our customers develop cross-selling offers to their existing customers and monitor and manage risk in their existing consumer portfolios. Prescreen services are marketing lists our customers use on a one-time basis to extend firm offers of credit or insurance to consumers. Prospect databases are used by our customers to contact individuals multiple times to extend firm offers of credit or insurance. We also provide trigger services which are daily notifications of credit data sent to our customers to notify them of changes in their customers’ credit and risk profiles. The information we provide also helps businesses manage and assess various risks associated with their customers, such as the ability to repay debt, the likelihood of a credit or insurance loss and the potential for fraud.

Decision Services

Decision Services, our software-as-a-service offering, includes a number of platforms that help businesses interpret data and predictive model results, and apply their customer-specific criteria to facilitate real-time automated decisions at the time of customer interaction. Decisions may be based on a generic logical formula or customized to fit specific customer business rules. The data used in the decisioning process is derived from our consumer credit database, other sources of data we own or external suppliers. Our customers use Decision Services to evaluate business risks and opportunities, including those associated with new consumer credit and checking accounts, insurance applications, account collection, patient registrations and apartment rental requests.

International

The International segment provides services similar to our USIS segment to businesses in select regions outside the United States. Depending on the maturity of the credit economy in each geographic location, services may include credit reports, analytical and decision services and risk management services. In addition, we have commercial and automotive databases in select geographies. These services are offered to customers in a number of industries including financial services, insurance, automotive, collections and communications, and are delivered through both direct and indirect channels. The International segment also provides consumer services similar to those offered in our Interactive segment that help consumers proactively manage their personal finances. The two market groups in the International segment are as follows:

Developed Markets

We offer online data services, credit marketing services and decision services in developed markets, which include Canada, Hong Kong and Puerto Rico. Revenues from developed markets accounted for approximately 44% of our International revenue in 2010 and approximately 41% of our International revenue for the three months ended March 31, 2011.

Canada—We have operated in Canada since 1989 and are one of only two significant consumer reporting agencies in the Canadian market. Revenues from these operations accounted for approximately 66% of our developed markets revenue in 2010 and for the three months ended March 31, 2011.

Hong Kong—We have had a majority ownership interest in the only consumer credit reporting company in Hong Kong since 1998. Revenues from these operations accounted for approximately 25% of our developed markets revenue in 2010 and for the three months ended March 31, 2011.

Puerto Rico—We entered the Puerto Rican market in 1985 via an acquisition. Revenues from these operations accounted for approximately 9% of our developed markets revenue in 2010 and for the three months ended March 31, 2011.

Emerging Markets

Together with our unconsolidated subsidiaries, we also provide online data services, credit marketing services and decision services in emerging markets, such as South Africa, Mexico, Chile, India and other countries. Once credit databases are established in these markets, we can apply our experience, expertise and knowledge base to introduce solutions that have demonstrated success in developed markets. We believe that our flexible approach to forming local partnerships has allowed us to establish a foothold in certain emerging markets where our major competitors have not, such as Mexico. We also believe that our presence in emerging markets helps foster the growth and development of credit-based economies in these markets, thereby resulting in an accelerated demand for credit information services and analytics. Revenues from emerging markets accounted for approximately 56% of our International revenue in 2010 and approximately 59% of our International revenue for the three months ended March 31, 2011.

Africa—Since 1993, we have hosted the most extensive credit database in South Africa, which positions us well for expansion into the rest of the African continent. In addition to our traditional credit reporting services, we offer auto information solutions, commercial credit information and check guarantee services. South Africa accounted for approximately 76% of our emerging markets revenue in 2010 and approximately 75% of our emerging markets revenue for the three months ended March 31, 2011. Our presence in South Africa has allowed us to expand into surrounding countries such as Namibia, Swaziland, Botswana and Zimbabwe.

Latin America—We have been active in Latin America since 1996 and have operations in several Central and South American countries, including a strong presence in the Dominican Republic, and a 25.69%

ownership interest in TransUnion de México, S.A., the primary credit bureau in Mexico. In Guatemala, we maintain a centralized database that services Guatemala, Honduras, Nicaragua, El Salvador and Costa Rica. In 2010, we expanded our footprint in Latin America through an acquisition of a majority stake in Databusiness, S.A., a Chilean credit bureau.

India—In 2003, we partnered with prominent Indian financial institutions to create CIBIL, the first consumer and commercial credit bureau in India. We currently own a 19.99% stake in CIBIL and are also its sole technology, analytics and decision service provider. We derive revenue from royalties paid by CIBIL for the use of our technology, credit scores and other value-added services. In the absence of a national identification number, we created an innovative matching algorithm that allowed us to provide consumer credit reporting services with respect to the Indian population.

East Asia—East Asia includes markets such as Singapore, Thailand and China. We provide credit risk scores to Thailand National Credit Bureau, in which we have a 12.25% ownership interest, and to the Credit Bureau of Singapore. We were recently awarded the score development business for the Credit Bureau Malaysia. In China, we currently provide fraud and authentication solutions to financial institutions. We recently won a competitive bid to be the exclusive provider of credit reporting services in the Philippines to five leading financial institutions. We are actively engaged in establishing operations in that country and expect to commence services in the Philippines in the second half of 2011.

Interactive

Interactive offers services that help consumers manage their personal finances and protect against identity theft. Services in this segment include credit reports, credit scores and credit monitoring and fraud management services. Our Interactive segment is divided into two channels: direct and indirect.

Direct—We offer services directly to consumers, primarily on a subscription basis through our website, www.transunion.com, to help consumers manage their personal finances and protect them against identity theft. These services include: credit reports, credit scores and analysis, identity risk score and alerts, alerts to changes in credit reports and scores, debt analysis, scores specific to the insurance industry and the ability to restrict third-party access to a consumer’s credit report. We complement these features with personalized content that explains how credit and financial data is used in various industries to evaluate consumers and how a consumer’s financial choices impact this evaluation. Our objective is to acquire and retain quality customers efficiently. We acquire customers primarily through performance-based, data-driven advertising channels, including paid search and online display, where we can precisely measure the return on our advertising spend. We continually enhance our content and add new features to increase the value of our services to our customers. In 2010, approximately 82% of Interactive revenue came from our direct channel.

Indirect—We offer our services wholesale to strategic partners who combine them with their own offerings and sell them to consumers and businesses in such areas as financial services, commercial insurance and online membership clubs. Through these partnerships we are able to test new content and product features with minimal investment. For example, our relationship with an online lead-generation company has helped us to optimize the targeted offers for credit cards and other products that appear on our site. In 2010, approximately 18% of Interactive revenue came from our indirect channel.

Corporate

Corporate provides support services to each operating segment, holds investments and conducts enterprise functions. Certain costs incurred in Corporate that are not directly attributable to one or more of the operating segments remain in Corporate. These costs are primarily enterprise-level costs and are administrative in nature.

Markets and Customers

We have a highly diversified customer base, with our largest customer accounting for approximately 3.5% of revenue in 2010 and approximately 3.8% of revenue for the three months ended March 31, 2011. Our top ten customers accounted for approximately 19.0% of revenue in 2010 and 18.7% of revenue for the three months ended March 31, 2011. A substantial portion of our revenue is derived from companies in the financial services industry.

We have operations in the United States, South Africa, Canada, Hong Kong, Puerto Rico, Mexico, the Dominican Republic, India, Trinidad and Tobago, Guatemala, Chile, Costa Rica, Honduras, Nicaragua, El Salvador, Botswana and other countries. The following table summarizes our 2010 and three months ended March 31, 2011, revenue based on the country where the revenue was earned. For information about geographical information see Note 21, “Operating Segments,” of our audited consolidated financial statements and Note 21, “Operating Segments,” of our unaudited financial statement appearing elsewhere in this prospectus.

	Approximate percent of consolidated revenue
Country	Three months ended March 31, 2011	2010	2009	2008
United States	80%	80%	82%	83%
South Africa	9%	9%	8%	7%
Canada	6%	6%	6%	6%
Other	5%	5%	4%	4%

We market our services primarily through our own sales force. We have dedicated sales teams for our largest customers focused by industry group and geography. These dedicated sales teams provide strategic account management and direct support to customers to develop comprehensive solutions. We use shared sales teams to sell our services to mid-size customers. These sales teams are based in our headquarters office and in field offices strategically located throughout the United States and abroad. Smaller customers’ sales needs are serviced primarily through call centers. We also market our services through indirect channels such as resellers, who sell directly to businesses and consumers. Our interactive direct-to-consumer services are sold through our website, www.transunion.com.

Seasonality

Seasonality in the USIS segment is correlated to volumes of online credit data purchased by our financial services and mortgage customers, and our sales have generally been higher during the second and third quarters. The recent downturn in the residential real estate, general credit and financial services markets has made it more difficult to determine seasonal trends within our U.S. businesses. Seasonality in our International segment is driven by local economic conditions and relevant macroeconomic market trends. In our Interactive segment, demand for our products is generally stronger in the first half of the year.

Competition

The market for our services is highly competitive. We primarily compete on the basis of differentiated solutions, datasets, services, innovation and price. Our competitors vary in size and in the scope of the services they offer. We are one of three global consumer credit and information management companies. The other two companies are Equifax Inc. and Experian plc, both of which offer a similar range of consumer credit and information management services. We also compete with a number of smaller, specialized companies, all of which offer a subset of the services we provide. At times, we partner with our competitors to offer combined consumer credit reporting information to our mutual customers.

We believe the services we provide to our customers reflect our understanding of our customers’ businesses, the depth and breadth of our data, and the quality of our decisioning technology and advanced analytics. By integrating our services into our customers’ business processes we ensure efficiencies, continuous improvement and long-lasting relationships.

Information Technology

Technology

The continuous operation of our information technology systems is fundamental to our success. Our information technology systems collect, access, process, deliver and store the data that is used to provide services to, and develop solutions for, our customers. Customers connect to our systems using a number of different technologies, including secured internet connections, virtual private networks and dedicated network connections. We contract with various third-party providers to help us maintain and support our systems, as well as to modify existing, and develop new, applications to be used in our businesses.

Our control and understanding of the technology that operates our business is critical to our success. Knowledge transfer is a key component of our relationships with third-party providers who support our systems or implement emerging technologies. When we contract for third-party support or incorporate new technology into our systems, we use dedicated employee teams to manage these relationships in order to drive the development of the strategy in these areas.

Data Centers and Business Continuity

As a global operation we have data centers located throughout the world. We generally employ similar technologies and infrastructures in each data center to enable the optimal sharing of technical resources across geographies.

We maintain a framework for business continuity that includes written policies requiring each business or operational unit to identify critical functions. Our business or operational units then must put processes in place that are designed to maintain such functions in the event there is a disruptive event that impacts such function. We also have a specific disaster recovery plan that will take effect if critical infrastructure or systems fail or become disabled.

As part of our program, each business unit’s continuity plan is periodically updated and stored in a centralized database. These plans are monitored and reviewed by our compliance team. Our compliance team schedules desktop simulations from time to time to test one or more of these plans on an annual basis. We also periodically test the state of preparedness of our most critical disaster recovery procedures. For our primary U.S. data center we have system redundancy plans that allow for the transfer of capacity in the event there is a failure of computer hardware or a loss of our primary telecommunications line or power source. We also maintain a recovery site in Gaithersburg, Maryland that is managed by a third-party to recover the majority of our operational capacity should our redundancy program fail.

Security

The security and protection of non-public consumer information is one of our highest priorities. We have a written information security program with dedicated personnel charged with overseeing the implementation of that program. In addition we employ a wide range of physical and technical safeguards that are designed to provide security around the collection, storage, use and access of information we have in our possession. These safeguards include firewalls, intrusion protection and monitoring, vulnerability threat management and testing, forensic tools, encryption technologies, data transmission standards, contractual provisions, customer credentialing, identity and access management, data loss, access and anomaly reports, and training programs for associates.

Intellectual Property and Licensing Agreements

Our intellectual property is a key strategic advantage and protecting it is critical to our success. Because of the importance of our intellectual property, we treat our brand, software, technology, know-how, concepts, works for hire and databases as proprietary. We attempt to protect our intellectual property rights through the use of trademarks, copyrights, patents, trade secret laws, licenses and contractual agreements. While we hold various patents, we do not rely primarily on patents to protect our core intellectual property. Through contractual arrangements, disclosure controls and continual associate training programs, our principal focus is to treat our key proprietary information as trade secrets. Also, we have registered certain trademarks, trade names, service marks, logos, internet URLs and other marks of distinction in the United States and foreign countries, the most important of which is the trademark “TransUnion.” This trademark is used in connection with most of our service lines and services we sell and we believe it is a known mark in the industry.

We license certain data and other intellectual property to other companies, many of which we have an ownership interest in, for a fee, on terms that are designed to protect our rights to our intellectual property. We generally use standard licensing agreements and do not provide our intellectual property to third parties without a nondisclosure and license agreement in place.

We own proprietary software that we use to maintain our databases and to develop and deliver our services. We develop and maintain business critical software that transforms data furnished by various sources into databases upon which our services are built. We also develop and maintain software to manage our consumer interactions, including providing disclosures and resolving disputes. In all business segments we develop and maintain software applications that we use to deliver services to our customers, through an Application Service Provider (“ASP”) model. In particular, we develop and maintain decisioning technology platforms that we host and integrate into our customers’ workflow systems to improve the efficiency of their operations.

We also license certain key intellectual property from third parties that we use in our business. For example, we license credit-scoring algorithms and the right to sell credit scores derived from those algorithms from third parties for a fee.

Employees

As of March 31, 2011, we employed approximately 3,100 employees throughout the world, 13 of whom are subject to a collective bargaining agreement outside of the United States that is set to expire in 2015. We consider our relationships with our employees to be good and have not experienced any work stoppages.

Properties

Our corporate headquarters and main data center are located in Chicago, Illinois, in an office building that we own. We also own a data center building in Hamilton, Ontario, Canada. As of March 31, 2011, we lease space in approximately 70 other locations, including office space and additional data centers. These locations are geographically dispersed to meet our sales and operating needs. We anticipate that suitable additional or alternative space will be available at commercially reasonably terms for future expansion. See Note 22, “Commitments,” of our audited consolidated financial statements appearing elsewhere in this prospectus.

Regulatory Matters

Compliance with regulatory requirements is a top priority. Numerous laws govern the collection, protection, dissemination and use of the non-public personal information we have in our possession. These laws are enforced by federal, state and local regulatory agencies, and in some instances also through private civil litigation. We proactively manage our compliance with these laws through a dedicated legal and compliance team that generally is locally assigned yet tasked to ensure that enterprise standards are followed. To that end, we have legal and compliance personnel situated at business operations in the United States, Canada, Hong Kong and South Africa. Through the legal and compliance functions, we provide training to our associates, monitor all material laws and regulations, routinely review internal processes to determine whether business practice changes are warranted, assist in the development of new services, and promote regular meetings with principal regulators and legislators to establish transparency of our operations and create a means to understand and react should any issues arise.

U.S. Data and Privacy Protection

Our U.S. operations are subject to numerous laws that regulate privacy, data security and the use of consumer credit or an individual’s healthcare information. Certain of these laws provide for civil and criminal penalties for the unauthorized release of, or access to, this protected information. The laws and regulations that affect our U.S. business include, but are not limited to, the following:

•

Fair Credit Reporting Act (“FCRA”)—The FCRA applies to consumer credit reporting agencies, including us, as well as data furnishers and users of consumer reports. The FCRA promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies that engage in the practice of assembling or evaluating information relating to consumers for certain specified purposes. The FCRA limits what information may be reported by consumer reporting agencies, limits the distribution and use of consumer reports, establishes consumer rights to access and dispute their own credit files, requires consumer reporting agencies to make available to consumers a free annual credit report and imposes many other requirements on consumer reporting agencies, data furnishers and users of consumer report information. Violation of the FCRA can result in civil and criminal penalties. The law contains an attorney fee shifting provision to provide an incentive to consumers to bring individual or class action lawsuits against a consumer reporting agency for violations of the FCRA.

•

State Fair Credit Reporting Acts—Many states have enacted laws with requirements similar to the federal FCRA. Some of these state laws impose additional, or more stringent, requirements than the federal FCRA, especially in connection with the investigations and responses to reported inaccuracies in consumer reports. The FCRA preempts some of these state laws but the scope of preemption continues to be defined by the courts.

•

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd Frank”)—The stated aim of the Dodd Frank Act is “To promote the financial stability of the United States by improving the accountability and transparency in the financial system, to end ‘too big to fail’, to protect the American taxpayer by ending bailouts, to protect consumers from abusive financial services practices, and for other purposes.” An important new regulatory body created by Dodd Frank is the Bureau of Consumer Financial Protection (“CFPB”). We expect that the CFPB will have authority to write rules impacting the business of, conduct examinations of, and enforce the laws and rules it writes against credit reporting companies, including TransUnion. We currently believe that the CFPB will begin its duties with respect to non-bank financial services companies, including TransUnion, on July 21, 2011. It is unknown at this time what impact, if any, the CFPB will have on our business or operations.

•

The Financial Services Modernization Act of 1999, or Gramm-Leach-Bliley Act (“GLB Act”)—The GLB Act regulates the receipt, use and disclosure of non-public personal financial information of consumers that is held by financial institutions, including us. Several of our data sets are subject to GLB Act provisions, including limitations on the use or disclosure of the underlying data and rules relating to the technological, physical and administrative safeguarding of non-public personal financial information. Violation of the GLB Act can result in civil and criminal liability.

•	Data security breach laws—A majority of states have adopted data security breach laws that require notice be given to affected consumers in the event of a breach of personal information. Some of these laws require additional data protection measures over and above the GLB Act data safeguarding requirements. If data within our system is compromised by a breach, we may be subject to provisions of various state security breach laws.

•

Identity theft laws—In order to help reduce the incidence of identity theft, most states and the District of Columbia have passed laws that give consumers the right to place a security freeze on their credit reports to prevent others from opening new accounts or obtaining new credit in their name. Generally, these state laws require us to respond to requests for a freeze within a certain period of time, to send certain notices or confirmations to consumers in connection with a security freeze and to unfreeze files upon request within a specified time period.

•

The Federal Trade Commission Act (“FTC Act”)—The FTC Act prohibits unfair methods of competition and unfair or deceptive acts or practices. We must comply with the FTC Act when we market our services, such as consumer credit monitoring services through our Interactive segment. The security measures we employ to safeguard the personal data of consumers could also be subject to the FTC Act, and failure to safeguard data adequately may subject us to regulatory scrutiny or enforcement action. There is no private right of action under the FTC Act.

•

The Credit Repair Organizations Act (“CROA”)—The CROA regulates companies that claim to be able to assist consumers in improving their credit standing. There have been efforts to apply the CROA to credit monitoring services offered by consumer reporting agencies and others. CROA is a very technical statute that allows for a private right of action and permits consumers to recover all money paid for alleged “credit repair” services in the event of violation. We, and others in our industry, have settled purported consumer class actions alleging violations of CROA without admitting or denying liability.

•

The Health Insurance Portability and Accountability Act of 1996, as amended by the American Recovery and Reinvestment Act of 2009 (“HIPAA”)—HIPAA requires companies to implement reasonable safeguards to prevent intentional or unintentional misuse or wrongful disclosure of protected health information. In connection with receiving data from and providing services to healthcare providers, we may handle data subject to the HIPAA requirements. We obtain protected health information from healthcare providers and payers of healthcare claims that are subject to the privacy, security and transactional requirements imposed by HIPAA. We are frequently required to secure HIPAA-compliant “business associate” agreements with the providers and payers who supply data to us. As a business associate, we are obligated to limit our use and disclosure of health-related data to certain statutorily permitted purposes, as outlined in our business associate agreements and the HIPAA regulations, and to preserve the confidentiality, integrity and availability of this data. HIPAA also requires, in certain circumstances, the reporting of breaches of protected health information to affiliated individuals and to the United States Department of Health and Human Services. A violation of any of the terms of a business associate agreement or noncompliance with the HIPAA data security requirements could result in administrative enforcement action and/or imposition of statutory penalties by the United States Department of Health and Human Services or a state attorney general. HIPAA’s requirements supplement but do not preempt state laws regulating the use and disclosure of health-related information; state law remedies, which can include a private right of action, remain available to individuals affected by an impermissible use or disclosure of health-related data.

We are also subject to federal and state laws that are generally applicable to any United States business with national or international operations, such as antitrust laws, the Foreign Corrupt Practices Act, the Americans with Disabilities Act and various employment laws. We continuously monitor federal and state legislative and regulatory activities that involve credit reporting, data privacy and security to identify issues in order to remain in compliance with all applicable laws and regulations.

International Data and Privacy Protection

We are subject to data protection, privacy and consumer credit laws and regulations in the foreign countries where we conduct business. These laws and regulations include, but are not limited to, the following:

•

South Africa: National Credit Act of 2005 (the “Act”)—The Act and its implementing regulations govern credit bureaus and consumer credit information. The Act sets standards for filing, retaining and reporting consumer credit information. The Act also defines consumers’ rights with respect to accessing their own information and addresses the process for disputing information in a credit file.

•

Canada: Personal Information Protection and Electronic Documents Act of 2000 (“PIPEDA”)—The PIPEDA and provincial credit reporting laws govern how private sector organizations collect, use and disclose personal information in the course of commercial activities. The PIPEDA gives individuals the right to access and request correction of their personal information collected by such organizations. The PIPEDA requires compliance with the Model Code for the Protection of Personal Information. Most Canadian provinces also have laws dealing with consumer reporting. These laws typically impose an obligation on credit reporting agencies to ensure the accuracy of the information, place limits on the disclosure of the information and give consumers the right to have access to, and challenge the accuracy of, the information.

•

India: Credit Information Companies Regulation Act of 2005 (“CICRA”)—The CICRA requires entities that collect and maintain personal credit information to ensure that it is complete, accurate and protected. Entities must adopt certain privacy principles in relation to collecting, processing, preserving, sharing and using credit information. The Indian parliament recently passed legislation that would allow individuals to sue for damages in the case of a data breach, if the entity negligently failed to implement “reasonable security practices and procedures” to protect personal data.

•

Mexico: Law on Credit Reporting Societies of 2002 (“LCRS”)—The LCRS regulates the operations of credit information companies that gather, manage, and release credit history information of individuals and businesses. The LCRS requires credit information companies to provide consumer reports to individuals upon request and addresses individuals’ right to challenge information in the report. The LCRS requires that credit reporting companies have adequate technology and internal controls for the security and validation of credit information. The Mexican congress is currently drafting comprehensive data protection legislation that could impose additional obligations regarding information security and fair information practices.

•

Hong Kong: Personal Data (Privacy) Ordinance (“PO”) and The Code of Practice on Consumer Credit Data (“COPCCD”)—The PO and the COPCCD regulate the operation of consumer credit reference agencies. They prescribe the methods and security controls under which credit providers and credit reference agencies may collect, access and manage credit data. Changes to the COPCCD are being considered that would permit credit providers to share additional mortgage payment data.

We are also subject to various laws and regulations generally applicable to all businesses in the other countries where we operate.

Legal Proceedings

General

We are involved in various legal proceedings resulting from our current or past business operations. Some of these proceedings seek business practice changes or large damage awards. These actions generally assert claims for violations of federal or state credit reporting, consumer protection or privacy laws, or common law claims related to privacy, libel, slander or the unfair treatment of consumers. We believe that most of these claims are either without merit or we have valid defenses to the claims, and we intend to vigorously defend these matters or seek non-monetary or small monetary settlements, if possible. However, due to the uncertainties inherent in litigation we cannot predict the outcome of each claim in each instance. On a regular basis we establish monetary reserves for these claims based on our historical experience and our ability to reasonably estimate and ascertain the probability of any liability. See Note 23, “Contingencies,” of our audited consolidated financial statements appearing elsewhere in this prospectus.

To reduce our exposure to an unexpected significant monetary award resulting from an adverse judicial decision we maintain insurance that we believe is appropriate and adequate based on our historical experience. We regularly advise our insurance carriers of the claims (threatened or pending) against us and generally receive a reservation of rights letter from the carriers when such claims exceed applicable deductibles. Other than the Privacy Litigation described below, we are not aware of any significant monetary claim that has been asserted against us that would not be covered to some extent by insurance.

Privacy Litigation

We are the defendant in sixteen purported class actions that arose from our Performance Data Division that was discontinued over 10 years ago. All of these purported class actions, except for Andrews v. Trans Union, LLC, Case No. 02-18553, filed in 2002 in the Civil District Court, Parish of Orleans, Louisiana (the “Louisiana Action”) were consolidated for pre-trial purposes in the United States District Court for the Northern District of Illinois (Eastern Division) and are known as In Re TransUnion Corp. Privacy Litigation, MDL Docket No. 1350. We refer to these matters as the “Privacy Litigation.”

The Privacy Litigation, which began in 2000, was the result of our sale of information, including names and addresses of individuals, to businesses for marketing purposes. The FTC challenged our target marketing practice in 1992, which challenge resulted in a final decision rendered in 1999 holding that certain target marketing lists that we sold were consumer reports as defined in the FCRA, and were sold for purposes not permitted under the FCRA. Following that decision, the sixteen purported class actions were filed, alleging that each target marketing list was sold in willful violation of the FCRA and seeking statutory damages.

A settlement of this matter was approved by the court on September 17, 2008. Pursuant to the terms of settlement we paid $75.0 million into a fund for the benefit of class members and we provided approximately 600,000 individuals with free credit monitoring services. All class members, including those in the Louisiana Action, released their procedural rights to pursue the claims alleged in these matters through a class action. However, all class members (other than the named plaintiffs in the Privacy Litigation and the Louisiana Action) did retain their right to bring a separate, individual action against us for the claims alleged in these matters provided these post-settlement claims were asserted on or before September 16, 2010. The settlement agreement provides that any money remaining in the fund after payment of notice costs, class counsel fees and administrative expenses will be used to satisfy any such post-settlement claims, with remaining funds distributed on a pro-rata basis to class members who elected to receive a potential cash payment as part of the consideration to release their procedural rights.

We have been advised that there are approximately 100,000 post-settlement claimants seeking payment from the settlement fund. Through court monitored mediation with counsel representing the class members and the post-settlement claimants, we have entered into agreements to settle substantially all of these post-settlement claims for payments from the fund to bring this matter to conclusion. We believe the remaining amount of the fund will be sufficient to meet all demands asserted by any non-settling post-settlement claimants.

Bankruptcy Tradeline Litigation

In a matter captioned White, et al v. Experian Information Solutions, Inc. (No. 05-cv-01070-DOC/MLG, filed in 2005 in the United States District Court for the Central District of California), plaintiffs sought class action status against Equifax, Experian and us in connection with the reporting of delinquent or charged-off consumer debt obligations on a consumer report after the consumer was discharged in a bankruptcy proceeding. The claims allege that each national consumer reporting company did not automatically update a consumer’s file after their discharge from bankruptcy and such non-action was a failure to employ reasonable procedures to assure maximum file accuracy, a requirement of the FCRA.

Without admitting any wrongdoing, we have agreed to a settlement of this matter. On August 19, 2008, the Court approved an agreement whereby we and the other industry defendants voluntarily changed certain operational practices. These changes require us to update certain delinquent records when we learn, through the collection of public records, that the consumer has received an order of discharge in a bankruptcy proceeding. These business practice changes did not have a material adverse impact on our operations or those of our customers.

In 2009, we also agreed, with the other two defendants, to settle the monetary claims associated with this matter and to deposit $17.0 million each ($51.0 million in total) into a settlement fund that will be used to pay the class counsel’s attorney fees, all administration and notice costs of the fund to the purported class, and a variable damage amount to consumers within the class based on the level of harm the consumer is able to confirm. Our share of this settlement was fully covered by insurance. This settlement has been preliminarily approved by the Court. The settlement approval is being opposed by certain plaintiff class members who assert, among other things, that the settlement payment is inadequate in the face of allegations that the industry willfully violated the FCRA. Objectors have asserted that if a willful violation can be proven, the damages payable by the three credit reporting companies would be in excess of $1.0 billion each. If the monetary settlement is not finally approved by the Court, we expect to vigorously litigate this matter and to assert what we believe are valid defenses to the claims made by the plaintiffs. Although we believe we have valid defenses and have not violated any law, and although we have additional insurance coverage available with respect to this matter, the ultimate outcome of this matter is not certain. However, we do not believe any final resolution of this matter will have a material adverse effect on our financial condition.

Employment Reports

On April 8, 2011, a claim was filed in federal court in Pennsylvania purporting to be a class action alleging that consumers did not timely receive a copy of their consumer report from us when that report was provided for an employment purpose and it contained an adverse public record. We intend to vigorously defend this matter (Leslie Ellis Thomas v. VeriFirst Background Screening LLC and TransUnion LLC, No. 211-CV-02461-PD, United States District Court for the Eastern District of Pennsylvania) and we do not believe we have acted in a manner that is inconsistent with current law and/or regulatory guidance.

MANAGEMENT

Directors and Executive Officers

Our directors and principal officers, and their positions and ages, are set forth below:

Name	Age	Position
John A. Canning, Jr.	66	Director
Timothy M. Hurd	41	Director
Vahe A. Dombalagian	37	Director
Edward M. Magnus	35	Director
Nigel W. Morris	53	Director
Penny Pritzker	52	Director, Non-Executive Chairman of the Board of Directors
Matthew A. Carey	46	Director
Renu Karnad	58	Director
Reuben Gamoran	50	Director
Siddharth N. (Bobby) Mehta	53	Director, President & Chief Executive Officer
Samuel A. Hamood	43	Executive Vice President & Chief Financial Officer
John W. Blenke	55	Executive Vice President, Corporate General Counsel, and Corporate Secretary
Jeffrey J. Hellinga	52	Executive Vice President—U.S. Information Services
Mohit Kapoor	47	Executive Vice President & Chief Information and Technology Officer
Andrew Knight	54	Executive Vice President—International
Mary K. Krupka	55	Executive Vice President—Human Resources
Mark W. Marinko	49	Executive Vice President—Interactive
Wilbert P. Noronha	52	Executive Vice President—Global Analytics Decision Services

The present and principal occupations and recent employment history of each of our directors and executive officers listed above is as follows:

John A. Canning, Jr. has been a member of our board of directors since 2010 and previously served on our board of directors from 2006 to 2009. Mr. Canning is the Chairman and co-founder of the Sponsor. Prior to co-founding the Sponsor, Mr. Canning spent 24 years with First Chicago Corporation, most recently as Executive Vice President of The First National Bank of Chicago and President of First Chicago Venture Capital. Mr. Canning currently serves on the board of directors of Corning Incorporated, Exelon Corporation, Milwaukee Brewers Baseball Club, Northwestern Memorial Hospital and Children’s Inner City Educational Fund and on the board of trustees of The Museum of Science and Industry and Northwestern University. Mr. Canning serves on the Audit and Compensation Committees of Exelon Corporation, and on the Audit, Finance and Nominating and Corporate Governance Committees of Corning Incorporated. Mr. Canning is also a director and co-chairman of the Big Shoulders Fund, a commissioner of the Irish Pension Reserve Fund, a trustee and chairman of The Chicago Community Trust, a trustee and chairman of The Field Museum and chairman of the Chicago News Cooperative. As a result of Mr. Canning’s experience as a co-founder of the Sponsor and long tenure with First Chicago Corporation, where he managed the bank’s venture investments, Mr. Canning brings to our board of directors over 30 years of experience in private equity investing and provides our board of directors with valuable advice in making investment and acquisition decisions.

Timothy M. Hurd has been a member of our board of directors since 2010. Mr. Hurd is a Managing Director of the Sponsor and joined that firm in 1996. Prior to joining the Sponsor, Mr. Hurd was with Goldman, Sachs & Co. Mr. Hurd currently serves on the board of directors of CapitalSource Inc., Nuveen Investments, Inc., Children’s Memorial Foundation and the Endowment & Investment Committee of the Chicago Symphony

Orchestra. As a result of his role as Managing Director of the Sponsor and former position at Goldman, Sachs & Co., Mr. Hurd brings to our board of directors extensive investment experience in the financial services industry as well as expertise in private equity investments and acquisitions.

Vahe A. Dombalagian has been a member of our board of directors since 2010. Mr. Dombalagian is a Managing Director of the Sponsor and joined that firm in 2001. Prior to joining the Sponsor, Mr. Dombalagian was with Texas Pacific Group, a private equity firm and Bear Stearns & Co., Inc. Mr. Dombalagian currently serves on the board of directors of Cinemark Holdings, Inc., L.A. Fitness International, LLC and Nuveen Investments, Inc. Mr. Dombalagian’s experience in investment banking and private equity has provided significant contributions to our board of directors in the areas of investment and strategic planning and through his experience with the financial services industry. Mr. Dombalagian has provided valuable advice to our board of directors on compensation plans and structures as well as financing and acquisition decisions.

Edward M. Magnus has been a member of our board of directors since 2010. Mr. Magnus is a Director of the Sponsor and joined that firm in 2004. Prior to joining the Sponsor, Mr. Magnus was with Donaldson, Lufkin, & Jenrette in the financial institutions group and with the Sponsor as an Associate for two years. Mr. Magnus currently serves on the board of directors of Nuveen Investments, Inc. Mr. Magnus’ extensive experience in private equity, strategic planning and acquisitions provides valuable financial and strategic insight to our board of directors. In addition, as a result of his experience at Donaldson, Lufkin & Jenrette and through his experience with the financial services industry, he brings to the board of directors extensive knowledge of the investment banking industry.

Nigel W. Morris has been a member of our board of directors since 2011. Mr. Morris is the managing partner of QED Investors LLC, a direct investment fund focused on high-growth companies that leverage the power of data strategies. In addition, he works in an advisory capacity with General Atlantic Partners and Oliver Wyman Consulting. He serves on the board of numerous for-profit companies, including Network Solutions, Prosper, Clearspring Technologies, Media Math and Mobile Posse. He is also on the board of the London Business School and is a trustee of the Brookings Institution. From 2003 through 2007, Mr. Morris served as a director of Quanta Capital Holdings Ltd., where he served on the Compensation, Audit and Governance Committees. Previously, he co-founded Capital One Financial Services in 1994, where he served as Vice Chairman, President and Chief Operating Officer. Mr. Morris’ experience in private equity has provided significant contributions to our board of directors in the areas of investment and strategic planning. Additionally, Mr. Morris has significant experience serving on numerous boards of directors of for-profit and not-for-profit organizations.

Penny Pritzker has been the Non-Executive Chairman of the board of directors since 2005. Ms. Pritzker is the Chairman of CC-Development Group, Inc., which operates Vi (formerly known as Classic Residence by Hyatt), an owner and operator of upscale retirement communities throughout the United States; serves as President and Chief Executive Officer of Pritzker Realty Group, a real estate investment and advisory firm; is co-founder and Chairman of The Parking Spot, a near-airport parking company; is a Director and Vice President of The Pritzker Foundation, a charitable foundation; a member of the President’s Council on Jobs and Competitiveness; and served as National Finance Chair of Barack Obama’s presidential campaign. Ms. Pritzker is also a director of Hyatt Hotels Corporation. Ms. Pritzker served as a director of the Marmon Group, Inc. until March 2008. Ms. Pritzker served as director of the William Wrigley Jr. Company from 1994 to 2005, and as director for LaSalle Bank Corporation, N.A. from 2004 to 2007. Through her work with Pritzker Realty Group, Vi, The Parking Spot and various other Pritzker family business interests, Ms. Pritzker brings to our board of directors extensive experience in corporate operations, transactions and finance matters. Additionally, Ms. Pritzker has significant experience serving on boards of directors for profit and not-for-profit organizations. Ms. Pritzker also contributes to the gender diversity of the board of directors.

Matthew A. Carey has been a member of our board of directors since 2009. Mr. Carey is Executive Vice President and Chief Information Officer for The Home Depot, where he is responsible for all aspects of Home

Depot’s information technology and communication systems and services. Mr. Carey is also a member of the Infrastructure Committee of the board of directors of The Home Depot. Before joining The Home Depot in 2008, Mr. Carey served as senior vice president and chief technology officer at eBay. Prior to joining eBay in 2006, Mr. Carey spent more than 20 years with Wal-Mart, where he was Senior Vice President and Chief Technology Officer. As a result of his various positions at The Home Depot, eBay and Wal-Mart, Mr. Carey brings decades of experience in information technology, corporate strategy and best practices across complex organizations. Mr. Carey brings to the board of directors deep insight into the ways in which information technology can enable global companies to succeed.

Renu S. Karnad has been a member of our board of directors since 2008. Ms. Karnad serves in numerous leadership roles, including serving as a director for ICI India, Limited, Credit Information Bureau (India) Limited, Motor Industries Co. Limited, Mother Dairy Fruits and Vegetables Private Limited, HDFC ERGO General Insurance Company Limited, Gruh Finance Limited and Sparsh BPO Services Limited. Ms. Karnad is a member of the Managing Committee of Indian Cancer Society and Vice Chairperson of the Governing Council of Indraprastha Cancer Society & Research Centre. Having served as a member of the management team of India’s largest mortgage finance institution for the last eight years, Ms. Karnad brings extensive financial expertise to our board of directors. Ms. Karnad brings to our board of directors significant international business experience, particularly in India. Ms. Karnad also contributes to the gender diversity of the board of directors.

Reuben Gamoran has been a member of our board of directors since 2011 and previously served on our board of directors from 2008 to 2010. Mr. Gamoran has served as Executive Vice President and Chief Financial Officer of William Wrigley Jr. Company since 2008. Prior to his current position, Mr. Gamoran served as Wrigley’s Controller—International from 1996 until 1999, its Controller from 1999 through 2001, and its Vice President and Controller from 2001 through 2003. From 2004 through 2005, Mr. Gamoran was Wrigley’s Vice President and Chief Financial Officer and from 2006 through 2008, Mr. Gamoran served as its Senior Vice President and Chief Financial Officer. As a result of his various positions and long history with the William Wrigley Jr. Company, Mr. Gamoran brings extensive financial and operational experience in both developed and emerging markets. Mr. Gamoran also brings to our board of directors valuable experience with public company audit and compensation committees and with banking and capital market transactions.

Siddharth N. (Bobby) Mehta joined us in August 2007. Since he joined he has served as the President & Chief Executive Officer. From May 2007 through July 2007, he was a consultant to our board of directors. From 1998 through February 2007, he held a variety of positions with HSBC Finance Corporation and HSBC North America Holdings, Inc. From May 2005 through February 2007, he was the Chairman and Chief Executive Officer of HSBC Finance Corporation. From March 2005 through February 2007, he was also the Chief Executive Officer of HSBC North American Holdings, Inc. From 1998 through February 2005, he was the Group Executive, Credit Card Services, of HSBC Finance Corporation. Prior to HSBC, he served as a Senior Vice President at the Boston Consulting Group in Los Angeles and co-leader of Boston Consulting Group’s Financial Services Practice where he developed retail, insurance and investment strategies for a variety of financial service clients. He also serves on the board of directors of DataCard Group, The Chicago Public Education Fund, The Field Museum and the Myelin Repair Foundation. Mr. Mehta brings executive level experience and extensive knowledge of the banking industry and credit markets to our board of directors. His influential role in our key operations and understanding of our full range of services, his reputation and relationships with our clients and in the industry, his expertise in the financial and trading markets and his extensive knowledge of the banking sector all serve to provide our board of directors with valuable institutional insights regarding our customer relationships, strategic development and direction, execution of our business plan and the opportunities and challenges faced by our industry.

Samuel A. Hamood joined us in February 2008. Since he joined he has served as Executive Vice President & Chief Financial Officer. From 2002 through January 2008, he held a variety of positions at Electronic Data Systems. From January 2007 to January 2008, he was the Chief Financial Officer for the U.S. Region. From April 2004 to December 2006, he was the Vice President of Investor Relations. From 2002

through March 2004, he was the Senior Director of Corporate Strategy and Planning. Prior to that, he spent six years with the Walt Disney Company in a variety of finance and strategy roles with increasing levels of responsibility. He also spent five years in the audit practice of Deloitte and Touche, LLP.

John W. Blenke joined us in May 2003. Since he joined he has served as the Executive Vice President, Corporate General Counsel and Corporate Secretary. From 1989 through April 2003, he held a variety of positions with Household International, Inc. (predecessor to HSBC North America), including most recently the Vice President of Corporate Law, where he managed the corporate legal functions responsible for mergers and acquisitions, corporate finance and consumer finance branch-based and wholesale lending.

Jeffrey J. Hellinga joined us in 1998. Since January 2005, he has served as the Executive Vice President of the U.S. Information Services segment. Prior to that, he held a variety of management positions with increasing levels of responsibility since he joined us.

Mohit Kapoor joined us in April 2011. Since he joined he has served as our Executive Vice President & Chief Information and Technology Officer. From March 2002 through April 2011, he held a variety of positions at HSBC Bank USA, N.A. (“HSBC”). From June 2008 through April 2011, he served as a Managing Director. From December 2007 through May 2008, he served as a Managing Director and Chief Information Officer of the HBIO business of HSBC. From September 2005 through November 2007, he served as the Chief Information Officer for HSBC Bank Brazil S.A. From February 2004 through August 2005, he served as a Senior Director of Business Systems for HSBC.

Andrew Knight joined us in 1993. Since June 2008, he has served as the Executive Vice President of the International segment. From February 1995 through May 2008, he was the Chief Executive Officer of TransUnion Africa.

Mary K. Krupka joined us in 1977. Since January 2003, she has served as the Executive Vice President of Human Resources. Prior to that, she held a variety of human resource management positions with increasing levels of responsibility since she joined us.

Mark W. Marinko joined us in 1996. Since September 2004, he has served as the Executive Vice President of the Interactive segment. Prior to that, he held a variety of finance management positions with increasing levels of responsibility since he joined us.

Wilbert P. Noronha joined us in April 2008. Since he joined, he has served as the Executive Vice President of Analytics and Decision Services. From June 1998 through March 2008, he held a variety of finance and operating management positions at HSBC Finance Corporation.

There is no family relationship among any of our directors and executive officers.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors is currently composed of ten directors. Vacancies on our board of directors, and any newly created director positions created by the expansion of the board of directors, can be filled only by a majority vote of the remaining directors then in office.

Pursuant to the stockholders’ agreements, as amended, that we entered into with the Sponsor, the Pritzker family U.S. situs trusts and the Pritzker family non-U.S. situs trusts, each of such stockholder group has the right to designate, and our board of directors has appointed, certain representatives to the board. The Sponsor has the right to designate up to seven directors and each of Messrs. Canning, Hurd, Dombalagian, Magnus, Morris and Gamoran have been appointed as its designees. The Pritzker family U.S. situs trusts have the right to designate two directors and each of Mr. Carey and Ms. Pritzker have been appointed as their designees. The Pritzker family non-U.S. situs trusts have the right to designate one director and Ms. Karnad has been appointed as their designee. The rights of these stockholders to designate representatives for appointment to our board of directors terminates upon the consummation of this offering. Although Messrs. Canning, Hurd, Dombalagian, Magnus, Morris, Gamoran and Carey, and Mesdames Pritzker and Karnad will no longer be appointed pursuant to a contractual right, they will continue to serve as directors immediately following this offering.

Director Independence

Our board of directors has reviewed the relationships between each director and TransUnion, including the relationships described in “Certain Relationships and Related Party Transactions.” As a result of this review, our board of directors has determined that each of              is an “independent director” under applicable SEC rules and the listing standards of             .

Committees of the Board of Directors

Upon completion of this offering, our board of directors will have an audit committee, a compensation committee, a corporate governance and nominating committee, an acquisitions and strategy committee and an executive committee, each of which will have the composition and responsibilities described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. The composition of each committee will comply, when required, with the listing requirements and other rules of             .

Audit Committee

Upon completion of this offering, our audit committee will consist of             ,              and             , with              serving as Chairman. Our board of directors has also determined that each of              is independent within the meaning of applicable SEC rules and the listing standards of             , and has determined that              is an audit committee financial expert, as such term is defined in the rules and regulations of the SEC. The audit committee has oversight responsibilities regarding:

•	the integrity of our financial statements and our financial reporting and disclosure practices;

•	the soundness of our system of internal controls regarding finance and accounting compliance;

•	the independent registered public accounting firm’s qualifications and independence;

•	the engagement of the independent registered public accounting firm;

•	the performance of our internal audit function and independent registered public accounting firm;

•	our compliance with legal and regulatory requirements in connection with the foregoing; and

•	compliance with our Code of Business Conduct.

Our board of directors has adopted a written charter for our audit committee, which will be available upon completion of this offering on our website, www.transunion.com.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of             ,              and             , with              serving as Chairman. Our board of directors has also determined that each of              is              independent within the meaning of the listing standards of             . The compensation committee is authorized to discharge the board’s responsibilities relating to:

•

the establishment, maintenance and administration of compensation and benefit policies and programs designed to attract, motivate and retain personnel with the requisite skills and abilities to us to achieve superior operating results;

•

the establishment of goals, objectives and compensation of our President and/or Chief Executive Officer, including evaluating the performance of the President and/or Chief Executive Officer in light of those goals;

•	the establishment of the compensation of our other executives, the Chairman of our board of directors and non-management or independent directors; and

•	the issuance of an annual report on executive compensation for inclusion in our annual proxy statement, once required.

Our board of directors has adopted a written charter for our compensation committee, which will be available upon completion of this offering on our website, www.transunion.com.

To assist the compensation committee in discharging its responsibilities, the compensation committee has engaged Meridian, a compensation consulting firm. As more fully described below under “Compensation Discussion and Analysis—Market Analysis and Benchmarking,” in 2010 Meridian assisted the compensation committee in establishing a peer group, and by providing benchmarking data for such peer group. In addition, on an as relevant basis, Meridian provides and has provided the compensation committee with advice regarding current developments, best practices in executive compensation, as well as changes in the regulatory and corporate governance environment. Although Meridian works with our management in performing its services, all directions regarding scope of work and nature of advice is directed by the compensation committee. Meridian provided only executive compensation services to the compensation committee and provided no other services to us in 2010. As more fully described below under “Compensation Discussion and Analysis—Role of Compensation Committee, Management and Compensation Consultant in Compensation Decisions,” executive management regularly participates in compensation decisions.

The compensation committee may delegate its duties to a subcommittee under the terms of its charter. In addition, under the terms of our 2010 Management Equity Plan, the compensation committee may delegate to other board members and to our officers the authority to make awards and to amend 2010 Management Equity Plan awards, except that it may not delegate the authority to make any awards to officers who are subject to Section 16 of the Exchange Act or to make awards to themselves. To date, the compensation committee has delegated its duties and authority under the 2010 Management Equity Plan to Mr. Mehta to make grants of options to employees who are not direct reports of Mr. Mehta or otherwise executive officers.

Corporate Governance and Nominating Committee

Upon completion of this offering, our corporate governance and nominating committee will consist of             ,              and             , with              serving as Chairman. Our board of directors has also determined that each of              is independent within the meaning of the listing standards of             . The corporate governance and nominating committee is authorized to:

•	assist the board in identifying individuals qualified to become board members and to recommend director nominees to the board;

•	recommend to the board and oversee a set of corporate governance guidelines;

•	recommend board committee nominees to the board;

•	review and make recommendations to the board concerning board committee structure, operations and board reporting;

•	evaluate the board’s and its committee’s performance; and

•	assist the board in determining the independence of individuals nominated to serve as a member of the board.

After completion of this offering, the committee will assist the board of directors in the selection of nominees for election as directors at each annual meeting of our stockholders and will establish policies and procedures regarding the consideration of director nominations from stockholders. Our board of directors has adopted a written charter for our corporate governance and nominating committee, which will be available upon completion of this offering on our website, www.transunion.com.

Acquisitions and Strategy Committee

Upon completion of this offering, our acquisitions and strategy committee will consist of             ,              and             , with              serving as Chairman. The acquisitions and strategy committee has responsibility for, among other things:

•	review of the development and implementation of our strategic business plans; and

•	review of potential acquisitions, investments or material dispositions.

Our board of directors intends to adopt a written charter for our acquisitions and strategy committee, which will be available upon completion of this offering on our website, www.transunion.com.

Compensation Committee Interlocks and Insider Participation

Mesdames Pritzker and Karnad and Mr. Dombalagian served as members of the compensation committee during 2010. None of the members of our compensation committee, other than Ms. Pritkzer in her capacity as Non-Executive Chairman, is or has in the past served as an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Mr. Dombalagian is a Managing Director of the Sponsor. See “Certain Relationships and Related Party Transactions” for information with respect to transactions with the Sponsor.

Code of Business Conduct

We have adopted a Code of Business Conduct that applies to all of our directors, officers and employees. Any waiver of the provisions of the Code of Business Conduct for executive officers and directors may be made only by the audit committee and, in the case of a waiver for members of the audit committee, by the board of directors. Any such waivers must be promptly disclosed to our stockholders. A copy of our Code of Business Conduct is available on our website, www.transunion.com.

Director Compensation

The following table sets forth the compensation received by our directors during 2010:

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Non-Equity Incentive Plan Compensation	Total
Matthew A. Carey	$26,500	$142,521	$—	$169,021
Renu S. Karnad	51,000	115,023	—	166,023
Penny Pritzker	263,574	—	104,500	368,074
Joseph D. Mansueto(2)	4,500	150,019	—	154,519
John D. Nichols(2)	6,500	149,032	—	155,532
Donald G. Ogilvie(2)	4,500	144,018	—	148,518
Reuben Gamoran(2)	45,500	115,023	—	160,523
Thomas J. Pritzker(2)	28,500	—	—	28,500

(1)

The amounts shown in this column represent the aggregate grant date “fair value” of stock awards granted to the director during 2010 as computed in accordance with ASC Topic 718, “Compensation—Stock Compensation.” Further details regarding these grants and the assumptions used to determine their “fair value” can be found in the narrative disclosure following “Compensation Discussion and Analysis—Grants of Plan-Based Awards—2010.”

(2)

Messrs. Mansueto, Nichols, Ogilvie, Gamoran and Pritzker resigned their positions on our board of directors effective June 15, 2010, in connection with the Change in Control Transaction. Messrs. Canning, Hurd, Dombalagian and Magnus and Ms. Brittany Smith were appointed to our board of directors effective June 15, 2010, in connection with the Change in Control Transaction. Messrs. Canning, Hurd, Dombalagian and Magnus and Ms. Smith did not receive any compensation for their service on our board of directors. Effective February 9, 2011, Ms. Smith resigned as a director and Mr. Morris was appointed as a director. See “Management.”

Director Fees

In 2010, each of our non-employee and non-sponsor related directors received a cash retainer of $40,000. The Audit Committee chair received $10,000, and the chairs of the Compensation Committee and Corporate Governance and Nominating Committee each received $5,000. Such amounts were prorated for partial year service. Additionally, each director received $1,500 per board meeting and $1,000 per committee meeting attended. During 2010, Messrs. Gamoran and Dombalagian each served as the Audit Committee Chair, Ms. Pritzker and Mr. Mansueto each served as the Compensation Committee Chair and Mr. Canning served as the Corporate Governance and Nominating Committee Chair.

Due to Ms. Pritzker’s time commitment and active involvement with us, as the Non-Executive Chairman of our board of directors, she received a fee of $263,574 for services in 2010. Additionally, she also received a bonus of $104,500, which represented a prorated bonus for 2010 service through the time of the Change in Control Transaction.

Equity Awards

In 2010, each of our independent directors also received restricted stock with a value of approximately $115,000. At the time of grant, 4,716 shares were awarded based on a fair market value of $24.39 per share. Directors were 100 percent vested in the shares immediately upon such award.

At the director’s discretion, any retainer, meeting fee or Committee Chair fee (“cash payments”) was payable in restricted stock. Mr. Carey, and our former directors Messrs. Mansueto, Nichols and Ogilvie, elected to have a portion of their cash payments made in restricted stock. Cash payments were converted to stock awards on the basis of $24.39 per share. However, in connection with the Change in Control Transaction and consistent with the terms of the awards, all outstanding restricted stock awards were cashed-out.

Other Directors and Mr. Mehta

Messrs. Canning, Hurd, Dombalagian and Magnus and Ms. Smith did not receive any compensation for their service on our board of directors. Mr. Mehta only receives compensation as an employee, and his compensation is disclosed under “Compensation Discussion and Analysis—Executive Compensation—Summary Compensation Table—2010.”

COMPENSATION DISCUSSION AND ANALYSIS

The information contained in the “Compensation Discussion and Analysis” describes the material elements of compensation paid or awarded to the principal executive officer, principal financial officer and our other three most highly compensated executive officers (collectively, our “named executive officers” or “NEOs”) and to the members of our board of directors.

For 2010, our named executive officers are:

•	Mr. Siddharth N. (Bobby) Mehta—President & Chief Executive Officer (the “CEO”)

•	Mr. Samuel A. Hamood—Executive Vice President & Chief Financial Officer

•	Mr. Jeffrey J. Hellinga—Executive Vice President—U.S. Information Services

•	Mr. Andrew Knight— Executive Vice President—International

•	Mr. John W. Blenke—Executive Vice President, Corporate General Counsel and Corporate Secretary

The specific amounts and material terms of such compensation paid, payable or awarded for 2010 to the named executive officers are disclosed under “—Executive Compensation—Summary Compensation Table—2010” and the subsequent tables and narrative. The Compensation Committee of our board of directors (the “Compensation Committee”) oversees the compensation program for our named executive officers.

Executive Summary

Our compensation program is intended to align the interests of our executives and stockholders by rewarding executives for the achievement of strategic goals that successfully drive our operations and, thereby, enhance stockholder value. The primary components of our executive compensation program are base salary, annual cash incentives and long-term equity awards.

We provide named executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. The Compensation Committee annually evaluates the performance of the CEO and determines his base salary and other compensation in light of our goals and objectives and the executive compensation program. The Compensation Committee annually reviews and adjusts executive officers’ base salaries based on a recommendation from the CEO.

Our annual cash incentives are designed to reward executive officers based on individual performance (as measured against individual goals) and our overall financial results (as measured against financial targets). The incentive targets, which are set annually with the review and approval of the Compensation Committee, are intended to highlight key strategic priorities and financial metrics.

Equity grants are intended to create a strong alignment between management’s interests and those of the stockholders. From 2005 until the Change in Control Transaction, we used restricted stock as the sole vehicle for equity compensation. In connection with the Change in Control Transaction and consistent with the terms of the awards, all outstanding restricted stock awards were accelerated and cashed-out. Following and as negotiated as part of the Change in Control Transaction, we provided executives equity compensation opportunities through a stock option grant, intended to provide the amount of equity compensation the executives would have received over the next five years under the prior plan. Additionally, as part of the Change in Control Transaction, each of our named executive officers was required to roll over a portion of their pre-Change in Control Transaction holdings of our common stock into our non-voting common stock. The option grants and the rollover equity are intended to incentivize management to remain focused on increasing the long-term value of the Company and create alignment between the executives’ interests and those of the stockholders.

The Compensation Committee uses various tools, such as benchmarking reports and tally sheets, to confirm that the level of pay of each named executive officer is appropriate. However, base salary, annual bonus goals and long-term equity awards are each specifically designed to meet the compensation objectives set forth below.

Despite continued weakness in our domestic markets, we reported net operating income of $216.1 million on revenue of $956.5 million for 2010, compared to net operating income of $204.4 million on revenue of $924.8 million for 2009, an increase of 5.7% in net operating income and 3.4% in revenue. Our continued international growth and our ongoing focus on our cost structure have enabled us to generate strong operating margins in 2010 compared to 2009 despite the soft economic conditions. Revenue and net income were higher in the second half of 2010 compared to the first half of 2010, as each of our business segments trended favorably.

Compensation Philosophy and Objectives

The following statements identify key components of our compensation philosophy. These statements are used to guide the Compensation Committee in making compensation decisions.

•	Attract, motivate and retain highly experienced executives who are vital to our short- and long-term success, profitability and growth.

•	Create alignment with executives and stockholders by rewarding executives for the achievement of strategic goals that successfully drive our operations and, thereby, enhance shareholder value.

•	Differentiate executive rewards based on actual individual performance while also rewarding for our overall results.

These objectives have provided a basis for our compensation program since 2005. The Compensation Committee, which is responsible for establishing and reviewing our overall compensation philosophy, evaluates these objectives on an annual basis to confirm the appropriateness of each objective in light of the overall corporate strategy and typical market practices.

Role of Compensation Committee, Management and Compensation Consultant in Compensation Decisions

The Compensation Committee was created to provide stewardship over our compensation and benefit programs, including executive compensation and equity plans. Pursuant to its charter, the Compensation Committee is responsible for overseeing our executive compensation program, developing and reviewing our executive compensation philosophy and approving decisions regarding executive compensation. As part of this responsibility, the Compensation Committee evaluates the performance of the CEO and determines his compensation in light of our goals and objectives and the executive compensation program. The Compensation Committee also reviews and approves annually all compensation decisions affecting our executive officers, including our named executive officers.

Additionally, the Compensation Committee performs the following functions in carrying out its responsibilities:

•	Reviews annually the components of our executive compensation programs to determine whether they are consistent with our compensation philosophy;

•	Reviews and approves corporate goals and objectives relevant to the CEO’s compensation, including annual performance objectives;

•

Recommends to the board of directors the creation or amendment of any compensation program that permits participation of the executive officers or any other executive whose compensation is determined by the Compensation Committee; and

•	Reviews, approves and monitors any employment, separation or change-in-control severance agreements.

The Compensation Committee’s responsibilities are defined in its charter. The Compensation Committee reviews the charter annually and recommends to the board of directors any changes to the charter that it deems necessary or appropriate.

The Compensation Committee is ultimately responsible for making the compensation decisions, including approval of equity grant recommendations, relative to executive officers. However, in making its decisions, the Compensation Committee seeks and considers input from senior management and Meridian Compensation Partners, LLC (“Meridian”), an independent compensation consultant.

The executive officers play an important role in the compensation decision-making process because management has direct involvement with and in-depth knowledge of our business strategy, goals and performance. Executive management regularly participates in the compensation decision-making process in the following specific respects:

•

The CEO reports to the Compensation Committee with respect to his evaluation of the performance of our executives, including the other named executive officers. Together with the Executive Vice President of Human Resources, the CEO makes recommendations as to compensation decisions for these individuals, including base salary levels and the amount and mix of incentive awards;

•	The CEO develops recommended performance objectives and targets for our incentive compensation programs; and

•	The CEO and the Executive Vice President of Human Resources recommend long-term equity grants for executive officers, other than the CEO, for approval by the Compensation Committee.

Meridian’s engagement includes reviewing and advising on executive compensation matters principally related to the CEO, the executive officers and outside directors. For 2010, Meridian assisted the Compensation Committee by (a) recommending a peer group for benchmarking purposes, and (b) providing peer group data, including an analysis of total direct compensation (base salary, annual cash incentives and long-term equities). Meridian also assists the Compensation Committee in review of general market practices and management compensation proposals.

Market Analysis and Benchmarking

The Compensation Committee uses various tools and methods, such as benchmarking reports and tally sheets, to evaluate whether each named executive officer’s level of pay is appropriate. Base salary, annual bonus goals and long-term equity awards are each specifically designed to meet our compensation objectives.

Benchmarking

Percentile Goals

The Compensation Committee has approved the following target percentile for each pay component to support our compensation objectives.

Pay component	Target percentile of customer peer group
Base salary	50th Percentile
Target annual bonus	50th Percentile
Long-term equity	65th Percentile

Historically, the Compensation Committee has consistently determined that targeting the 65th percentile for long-term equity grants was appropriate to attract and retain the desired level of management talent as well as incentivizing management to focus on our long-term objectives by having a greater percentage of pay at risk over the longer term.

Peer Group

The following peer group was approved by the Compensation Committee in 2009 (the “Custom Peer Group”) and used in 2010 in reviewing and benchmarking the various pay elements against the targeted percentiles above.

Acxiom Corporation	Equifax Inc.	Merrill Corporation
Alliance Data Systems Corporation	Experian Services Corporation	Moody’s Corporation
Ceridian Corporation	Fair Isaac Corporation	Paychex, Inc.
ChoicePoint, Inc.	First Data Corporation	Synovus Financial Corporation
Convergys Corporation	Fiserv, Inc.	TeleTech Holdings, Inc.
Deluxe Corporation	Global Payments, Inc.	Total System Services
Discover Financial Services	Harte Hanks, Inc.	Unisys Corporation
DST Systems, Inc.	Marshall & Ilsley Corporation	Valassis Communications, Inc
The Dun & Bradstreet Corporation

The Customer Peer Group was selected to be representative of the financial sector in which we compete for executive talent. Additional criteria were considered in order to properly select component companies for the Custom Peer Group:

•	operating/industry competitors;

•	labor market competitors;

•	competitors for capital;

•	revenue size; and

•	data availability.

Use of Tally Sheets

In February 2010, the Compensation Committee reviewed individual worksheets and corresponding tally sheets for each executive officer, including the named executive officers. These worksheets, which are prepared by management, provide a summary of the current and historical amounts of each component of pay, including a historical review of prior long-term equity grants and the value received. In 2010, the Compensation Committee did not recommend or approve changes to our named executive officers’ compensation based on its review of this information. Rather, the Compensation Committee reviewed the tally sheets as a tool to confirm that pay objectives continue to be aligned with the long-term interests of the stockholders.

2010 Compensation

Base Salary

As described above, we provide each of the named executive officers with a base salary to compensate them for services rendered during the fiscal year. Each year, the Compensation Committee evaluates the performance of the CEO and determines his base salary and other compensation in light of our goals and objectives and the executive compensation program. The Compensation Committee also reviews and adjusts each other named executive officer’s base salary annually based on a recommendation from the CEO. The CEO generally recommends a base salary increase for the other named executive officers when supported by strong individual performance and/or executive promotion, or when supported by the external market data. For 2010, the CEO did not recommend any base pay increases for any of the other named executive officers, and the Compensation Committee did not increase the CEO’s base salary because the base pay of each named executive officer fell within a reasonable range of the targeted percentile of the median for the Custom Peer Group.

2010 Annual Bonus Plan

Annual bonus compensation is designed to reward executive officers based on actual individual performance and our overall financial results. Our overall financial performance is measured by our achievement of financial targets established under the Annual Bonus Plan. Additionally, individual and other qualitative goals are set to successfully drive our operations to achieve the overall corporate strategy. All of the named executive officers participate in the Annual Bonus Plan. Under the plan, the named executive officers are paid cash incentive awards to the extent we meet or exceed financial and non-financial performance goals set by the Compensation Committee at the beginning of the year. Individual awards may be adjusted by the Compensation Committee, based on a recommendation from the CEO.

Target Bonus Levels

Each executive is assigned a target bonus expressed as a percentage of their base pay at the beginning of the year. The target is determined by the Compensation Committee after consideration of several factors, including the individual executive’s duties and responsibilities, market data and individual executive capabilities. The bonus targets for 2010 were set within a reasonable range of the targeted percentile of the median for the Custom Peer Group. The following table illustrates the target bonus as a percentage of base pay for each executive for the 2010 performance period.

Executive	2010 Target Bonus as a % of Base Pay
Mr. Mehta	100%
Mr. Hamood	75%
Mr. Hellinga	60%
Mr. Knight	60%
Mr. Blenke	50%

Objectives, Weighting and Potential Payouts

Each executive’s individual goals and objectives vary based on their individual roles within our company. The following table defines the various financial and non-financial objectives that the Compensation Committee approved for the 2010 performance period.

Objective	Definition

Corporate revenue growth	The amount of growth in overall revenues

Corporate expense management	The ability to meet corporate budget or realize sustainable savings

Corporate operating income	Income after expenses and other adjustments for bonus plan purposes

Business unit revenue growth	The amount of growth in revenues for the specific business unit for which the named executive officer is responsible

Business unit operating income	Income after expenses for the specific business unit for which the named executive officer is responsible

Business unit operating budget	The ability of the specific business unit for which the named executive officer is responsible to meet its budget

Strategic projects	Ability to deliver specific tangible projects within a performance period

Talent management	Focus on specific initiatives designed to enhance the retention of key talent

The objectives for revenue growth and operating income were selected by the Compensation Committee to appropriately provide incentive rewards to executives based on achievement of corporate goals in consideration of the overall corporate strategy.

Corporate expense management has been a focus over the past few years. The purpose of the expense management objective was to create sustainable reductions in expenses by reviewing current strategies and locating areas of savings. Each business unit was expected to contribute to our overall cost management goal through improved efficiencies and productivity gains, while maintaining quality. At the CEO’s recommendation, the Compensation Committee agreed that this goal was directly aligned with the overall corporate strategy.

The CEO recommended the use of non-financial objectives related to strategic projects and talent management as new goals for the 2010 performance period. The Compensation Committee approved these goals because they were aligned to our corporate strategy and achievement of these goals would create shareholder value. The goals were set in a manner that would ensure that, if delivered, they would significantly advance strategic objectives. Each executive had a set of goals specifically tied to his or her ability to affect our corporate strategy. Additionally, stretch goals were designed to provide the executives the opportunity to achieve payouts for performance that exceeded 100% of these non-financial goals. The stretch goals were set to be attainable only with superior performance.

The following table is a summary of how each of the above objectives was weighted for each named executive officer for the 2010 performance period. Each individual executive’s objective weightings are determined based on their specific roles, duties and responsibilities. The various weightings are meant to reflect the influence that the executive’s performance may actually have on the metric. The Compensation Committee believes this strengthens the direct link between pay and performance.

Executive	Objective	Weighting
Mr. Mehta, President & Chief Executive Officer	Corporate Revenue Growth	25%
	Corporate Operating Income	50%
	Key Projects—Talent Management	5%
	Key Projects—Cost Management	15%
	Key Projects—Strategic Projects	5%

Mr. Hamood, Executive Vice President & Chief Financial Officer	Corporate Operating Income	25%
	Corporate Operating Expense	25%
	Key Projects—Talent Management	5%
	Key Projects—Cost Management	22.5%
	Key Projects—Strategic Projects	22.5%

Mr. Hellinga, Executive Vice President—U.S. Information Services	Business Unit Revenue Growth	35%
	Corporate Operating Income	25%
	Business Unit Operating Income	25%
	Key Projects—Talent Management	5.25%
	Key Projects—Cost Management	9.75%

Mr. Knight, Executive Vice President—International	Business Unit Revenue Growth	35%
	Corporate Operating Income	25%
	Business Unit Operating Income	25%
	Key Projects—Talent Management	5.25%
	Key Projects—Cost Management	9.75%

Mr. Blenke, Executive Vice President, Corporate General Counsel and Corporate Secretary	Corporate Revenue Growth	15%
	Corporate Operating Income	25%
	Business Unit Operating Budget	25%
	Key Projects—Talent Management	22.75%
	Key Projects—Cost Management	12.25%

Based upon the weightings above, each named executive officer had the ability to achieve 100% of their target bonus if target performance is achieved. However, a named executive officer’s actual bonus payout increased or decreased based on individual and company financial performance. The minimum bonus payout is zero percent and the maximum bonus payout was 200% of target bonus.

The following tables represent what the payout, as a percentage of target, would be if our financial performance was achieved at threshold, target or maximum levels (as shown below) for two objectives: corporate revenue growth and operating income. No payout would result if performance was below threshold levels. The table includes the specific growth percentage or dollar amount that was required for achievement at each level in 2010.

Corporate Revenue Growth

Threshold			Target			Maximum
Revenue Growth	Performance as a Percentage of Plan	Payout	Revenue Growth	Performance as a Percentage of Plan	Payout	Revenue Growth	Performance as a Percentage of Plan	Payout
<$49,450,000	N/A	0%	$49,450,000	100%	100%	$70,900,000	143.4%	200%

Operating Income—Incentive Plan Basis

Threshold			Target			Maximum
Operating Income	Performance as a Percentage of Plan	Payout	Operating Income	Performance as a Percentage of Plan	Payout	Operating Income	Performance as a Percentage of Plan	Payout
$173,601,600	80%	25%	$217,002,000	100%	100%	$238,702,200	110%	200%

The Compensation Committee’s intent with establishing both the financial and non-financial goals and target percentages is to provide a comparable level of difficulty in achieving the goals and receiving annual incentive awards for each named executive officer annually. However, payment of annual incentives will vary from year to year and may or may not be consistent with historical payment trends.

The financial objectives tied to business unit performance were designed to require strong performance to achieve the target bonus. In 2008 and 2009, the named executives with operating income objectives attained between 80% and 98% of those objectives. Only one named executive officer attained the revenue objectives in 2009 and none of the revenue objectives was attained in 2008.

The expense management goal was to attain sustainable, incremental cost savings of 1.3% of our operating plan budget through supportable run-rate reductions and improved efficiencies. If we obtained 1.6% cost savings, that portion of the bonus paid out at maximum. Each named executive officer will be rewarded based upon that officer’s contribution toward the cost management initiative as assessed by the CEO. The named executives each achieved maximum payouts for their 2008 and 2009 expense management goals (or the expense management component of other goals). The Compensation Committee believed that the 2010 targets for incremental improvement were appropriately challenging in view of the cost reductions already achieved in prior years.

The talent management objectives for each of the NEOs included establishing and cascading goals throughout the organization, conducting mid-year talent reviews, implementing career development, succession and compensation planning initiatives and achieving an objective for retaining identified key talent. In addition, the CEO was responsible for connecting with the top leaders identified through the review process. We believe that these objectives will aid in the grooming and retention of key personnel, the mitigation of staffing risks and the delivery of value to shareholders through increased management continuity and effectiveness. These objectives are largely within the control of the named executive officers and, as such, were expected to be earned and paid in full.

Mr. Mehta had a strategic objective of driving the development of a detailed enterprise architecture blueprint for implementation in 2011. The Compensation Committee recognized that implementation would be a challenging goal, but expected that the blueprint would be developed.

Mr. Hamood was charged with leading and facilitating our preparation for and execution of the Change in Control Transaction. This objective was achieved.

Actual Payouts

The following narrative summarizes the performance of the 2010 financial and non-financial goals under the 2010 Annual Bonus Plan.

Results of Financial Goals

The corporate financial results for the 2010 performance period are described in the narrative accompanying “—Grants of Plan-Based Awards—2010.”

Results of Non-Financial Goals

At the end of the performance period, the CEO evaluated each of the named executive officers in conjunction with the individual’s own self evaluation. Based on the CEO’s evaluation, with input from others including the named executive officer, the CEO rated the executive’s qualitative objectives against the executive’s performance goals.

•

Based on this assessment, the CEO recommended to the Compensation Committee a performance evaluation rating, as a percentage of total qualified goal bonus opportunity, for each executive. Additionally, the Compensation Committee reviewed the CEO’s performance and determined a level of performance against his qualitative performance goals.

•

The CEO was able to recommend an increase or decrease for each executive’s total bonus for Compensation Committee approval. The Compensation Committee did exercise discretion when approving the annual bonus awards. While not achieving his revenue targets, Mr. Hellinga received a discretionary payment in recognition of achieving favorable income objectives in a very challenging environment and improved performance in the second half of the year.

•

Additionally, the Compensation Committee applied discretion and determined to pay the CEO’s bonus at 130% of target in order to align the CEO’s bonus (as a percentage of target) more closely with the levels achieved by the executive management team and to recognize the CEO’s contributions to those achievements.

Taking into account the financial performance results and the CEO’s evaluation and recommendation, the Compensation Committee met in February 2011 to set and approve annual bonus payments to each of the named executive officers and evaluate the CEO’s performance. In February 2011, the Compensation Committee approved annual bonus payments to the named executive officers ranging from 87 to 180 percent of the named executive officers’ target opportunity based upon 2010 performance. The annual bonus payments were paid in March of 2011. For more detailed information regarding individual executive annual bonus awards, see the narrative following “—Grants of Plan-Based Awards—2010.”

Long-Term Equity Plan

In 2005, all of our common stock was distributed to the stockholders of our former parent company for the important business reason of providing management ownership to create a strong alignment between the management team and our stakeholders. We have made significant equity grants in previous years to further this important purpose. Historically, restricted stock had been used as the sole equity vehicle for executive officers, as restricted stock was considered the most appropriate vehicle to create an immediate and actual shareholder interest and perspective for key executives.

Restricted Stock Grants

As noted above, all of the equity grants have historically been granted in the form of restricted stock. These awards generally vested ratably over three years such that they were fully vested on the January 1 following the second anniversary of the grant. Emphasizing retention, these awards required continued service with us during the vesting period. Restricted stock, with value tied to share price, helped to align the interests of the executive officers with those of stockholders. Restricted stock also facilitated stock ownership and consisted of issued and outstanding shares of common stock, with dividend and voting rights from the date of grant.

As consistent with prior practice, in February 2010, the Compensation Committee awarded restricted stock to Mr. Mehta, Mr. Hamood, Mr. Hellinga, Mr. Blenke and Mr. Knight with a total award value at the time of grant, as follows:

Executive	Toward award value
Mr. Mehta	$1,725,000
Mr. Hamood	470,800
Mr. Hellinga	546,100
Mr. Blenke	352,000
Mr. Knight	242,000

Initially, the Compensation Committee reviewed a market pay study of the Custom Peer Group, provided by Meridian, which targeted the 65th percentile of external market practices for long-term equity grants. The market amounts were subsequently adjusted upwards or downwards as necessary based on our performance and individual performance as well as the sizes of previous awards granted to the executive. These adjustments help to ensure consistent linkage to paying for performance over the years. All of the grants were within the range of the targeted percentile, except the grants for Mr. Mehta and Mr. Blenke, which were adjusted upward by approximately 15% for Mr. Mehta and 20% for Mr. Blenke, to reflect their individual performance and to maintain consistency with Mr. Blenke’s historical compensation levels.

Stock Option Grants

In connection with the Change in Control Transaction, on July 20, 2010, all named executive officers received stock options. These grants were the result of negotiations between management, the Sponsor and the Compensation Committee and were designed to reward executives for increasing shareholder value by providing them an incentive to keep focused on the long-term value of the Company. This one-time grant was designed to replace our traditional annual grants. The exercise price of the options was set equal to the per share price at which the Sponsor purchased our common stock, which reflected the fair market value of the shares of our common stock at such time. The options vest based on time and the Sponsor’s return on investment. Accordingly, 50% of the options vest ratably over five years with the first 20% vesting on June 15, 2011, and thereafter, 5% on the last day of each subsequent full calendar quarter, and 50% vest on the same five-year time-based vesting, but also are subject to the Sponsor having both (i) a cash-on-cash return equal to 20% and (ii) a multiple of money return equal to 2.25.

Management’s Stock Ownership Requirements

In connection with the Change in Control Transaction, each of our named executive officers was required by the Sponsor to roll over a portion of his holdings of our common stock, which would otherwise have been cashed out, into non-voting shares of our common stock. The CEO rolled-over shares of our common stock with a value equal to approximately 50% of after-tax proceeds received by him in the Change in Control Transaction, and all other named executive officers rolled-over shares of our common stock with a value equal to approximately 30% of their after-tax proceeds received in the Change in Control Transaction. As our equity compensation program was switching from actual stock ownership to stock options, as described above, this required equity roll over was intended to further align management with shareholder interests.

Executive Benefits and Perquisites

The named executive officers do not receive any additional benefits or perquisites beyond what is provided on a broad basis. Providing additional benefits or perquisites would not support our compensation policy.

Retirement Plan

We maintain a broad-based 401(k) savings and retirement plan (the “401(k) Plan”) in which all associates, including the named executive officers, may participate. The Internal Revenue Code of 1986, as amended (the “Code”), places certain limits on the amount of contributions that may be made by and on behalf of the named executive officers to the 401(k) Plan. To extend the named executive officers’ retirement benefit beyond the contribution limits set under the Code, we created the Nonqualified Retirement and 401(k) Supplemental Plan (the “Supplemental Plan”). Under the Supplemental Plan, each named executive officer may defer all or some portion of their cash compensation that the executive officer was not otherwise permitted to defer under the 401(k) Plan to provide additional retirement savings. We make a matching contribution to the Supplemental Plan that mirrors the employer contribution to the 401(k) Plan. Additionally, similar to the 401(k) Plan, the Compensation Committee may authorize us to make a discretionary contribution on behalf of the named executive officers to the Supplemental Plan at the end of the year.

Employment Agreement with Mr. Mehta

Mr. Mehta has been employed under an employment agreement he entered into at the time he became employed by us on August 22, 2007. The initial term of the agreement expired on August 22, 2010, but continues to renew automatically for twelve-month intervals, unless one party to the agreement provides notice of non-renewal at least 180 days before the day that would be the last day of the agreement.

Mr. Mehta’s agreement provides a minimum base salary and the eligibility to participate in our annual incentive plan for executive officers. With the exception of severance provisions, the agreement does not provide Mr. Mehta any additional benefits beyond what is provided to the other named executive officers. The severance provisions are discussed under “—2010 Compensation—Severance and Change in Control Compensation.”

The agreement includes confidentiality and nonsolicitation provisions to protect our interests. The specifics of the compensation provided under Mr. Mehta’s employment agreement are detailed in the narrative accompanying “—Payments Upon Termination or Change in Control—2010.”

Severance and Change in Control Compensation

In connection with the Change in Control Transaction, and as required by and negotiated with the Sponsor, each named executive officer, except Mr. Mehta, entered into Severance and Restrictive Covenant Agreements (the “Severance Agreements”). These Severance Agreements are designed to maximize retention of the named executive officers. The terms of the Severance Agreements are summarized under “—Payments Upon Termination or Change in Control—2010” and the accompanying narrative.

Federal Income Tax Considerations

We have not been subject to the federal income tax provisions of Code Section 162(m). Therefore, we have not made compensation decisions based on the deductibility limitations of the compensation under this section of the Code. Although the Compensation Committee will strive to have all compensation be deemed deductible, deductibility does not drive the compensation decisions for our executive team.

Risk Assessment in Compensation Programs

We have designed our compensation programs, including our incentive compensation plans, with specific features to address potential risks while rewarding employees for achieving long-term financial and strategic objectives through appropriate risk taking. The following elements have been incorporated in our programs available for our named executive officers:

•

A balanced mix of compensation components—The target compensation mix for our executive officers is composed of salary, annual cash incentives and long-term equity awards, representing a mix that is not overly weighted toward short-term cash incentives.

•	Multiple performance factors—Our incentive compensation plans use both company-wide metrics and individual performance, which encourage focus on the achievement of objectives for our overall benefit:

•

The annual cash incentive is dependent on multiple performance metrics including corporate revenue growth, corporate expense management and corporate operating income, as well as individual goals related to specific strategic or operational objectives.

•	The option grants vest over a five-year period of time, complementing our annual cash-based incentives.

•	Capped incentive awards—Annual incentive awards are capped at 200% of target.

•

Stock ownership—Each named executive officer purchased a significant amount of our common stock in connection with the Change in Control Transaction. We believe this ownership aligns the interests of our executive officers with the long-term interests of stockholders.

Based on these factors, management in consultation with Meridian concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on us.

Executive Compensation

Summary Compensation Table—2010

The following table presents information regarding the annual compensation for services to us, in all capacities, of our named executive officers. The amounts in the “Stock Awards,” “Option Awards” and “Non-Equity Incentive Plan Compensation” columns are further explained in the narrative following “—Grants of Plan-Based Awards—2010.”

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards(4)	Non-Equity Incentive Plan Compensation(5)	All Other Compensation(6)	Total
Siddharth N. (Bobby) Mehta	2010	$900,000	$—	$1,725,042	$2,019,878	$1,170,000	$125,761	$5,940,681
President & Chief Executive Officer
Samuel A. Hamood	2010	450,000	—	470,798	807,946	612,170	67,449	2,408,363
Executive Vice President & Chief Financial Officer
Jeffrey J. Hellinga	2010	422,300	—	546,087	1,009,933	343,661	50,042	2,372,023
Executive Vice President—U.S. Information Services
Andrew Knight	2010	335,018	41,751	241,971	706,953	285,672	90,991	1,702,356
Executive Vice President—International
John W. Blenke	2010	464,600	—	352,014	504,967	292,814	57,608	1,672,003
Executive Vice President, Corporate General Counsel and Corporate Secretary

(1)

The amounts shown in this column represent annual base salary. These amounts are not reduced to reflect the NEOs’ elections, if any, to defer receipt of salary under the TransUnion 401(k) & Savings Plan and/or the Trans Union LLC 401(k) and Supplemental Retirement Plan.

(2)

While Mr. Knight was employed by us in South Africa, he received a cash-based retention award in 2007. The award vested equally on January 1, 2008, January 1, 2009 and January 1, 2010. The payment made in 2010 was the final payment related to this award. No additional cash-based retention awards have been made to Mr. Knight since 2007.

(3)

The amounts shown in this column represent the aggregate grant date “fair value” of stock awards granted to the NEO during 2010 as computed in accordance with ASC Topic 718, “Compensation—Stock Compensation.” Further details regarding these grants and the assumptions used to determine their “fair value” can be found in the narrative disclosure following “—Grants of Plan-Based Awards—2010.”

(4)

The amounts shown in this column represent the aggregate grant date “fair value” of option awards granted to the NEO during 2010 as computed in accordance with ASC Topic 718, “Compensation—Stock Compensation.” Further details regarding these grants and the assumptions used to determine their “fair value” can be found in the narrative disclosure following “—Grants of Plan-Based Awards—2010.”

(5)

The amounts shown in this column represent amounts paid under the Annual Incentive Plan during 2011 for services performed in 2010. Amounts shown are not reduced to reflect the NEOs’ elections, if any, to defer receipt of salary under the TransUnion 401(k) & Savings Plan and/or the Trans Union LLC 401(k) and Supplemental Retirement Plan.

(6)	Information regarding the amounts shown in this column can be found under “—Detailed Analysis of ‘All Other Compensation’ Column” and the accompanying narrative.

Detailed Analysis of “All Other Compensation” Column

Name	Company Match and Retirement Contribution to Qualified 401(k) Savings Plan(1)	Company Match and Retirement Contribution to Non-Qualified Retirement Plan(2)	Cost of Living Payment(3)	Group Term Life Imputed Income(4)	Payment & Gross-Up on Medicare Tax Related to Contributions into Non- Qualified Retirement Plan(5)	Total
Siddharth N. (Bobby) Mehta	$17,150	$106,200	$—	$552	$1,859	$125,761
Samuel A. Hamood	17,150	49,050	—	240	1,009	67,449
Jeffrey J. Hellinga	17,150	31,707	—	552	633	50,042
Andrew Knight	17,150	26,051	46,800	552	438	90,991
John W. Blenke	17,150	38,580	—	1,032	846	57,608

(1)

For 2010, we matched 50% of the first 6% of recognizable compensation (subject to the 2010 Code limit of $245,000) contributed on a pre-tax basis to our tax-qualified TransUnion 401(k) & Savings Plan. Additionally, in 2010, we made a discretionary 4% retirement contribution of recognizable compensation, as defined above, to the TransUnion 401(k) & Savings Plan.

(2)

For recognized compensation above the Code limit of $245,000, we matched 50% of the first 6% contributed on a pre-tax basis to the TransUnion Retirement and 401(k) Supplemental Plan. Additionally, in 2010 for the 2009 plan year, we made a discretionary 6% retirement contribution of recognizable compensation to the TransUnion Retirement and 401(k) Supplemental Plan.

(3)

At the time of Mr. Knight’s transfer to the United States in 2008, we addressed a greater cost-of-living in the U.S. versus Johannesburg, South Africa. To offset this additional expense, Mr. Knight receives a bi-weekly payment to assist in offsetting the higher cost of living.

(4)

We provide life insurance to all full-time employees in an amount equal to one times their annual salary, to a maximum of $250,000. Code Section 79 provides an exclusion for the first $50,000 of group-term life insurance coverage provided under a policy carried directly or indirectly by an employer. The table notes the imputed cost of coverage in excess of $50,000, which is based on the named executive officer’s age and coverage he receives.

(5)

Executive contributions made into the non-qualified deferred compensation plan are subject to Medicare tax at a rate of 1.45%. We provide this payment on behalf of the NEO and since the amount paid on behalf of the NEO is taxable to the executive, we provide for a “gross up” on that payment.

Grants of Plan-Based Awards—2010

		Estimated Frame Payouts under Non-Equity Incentive Plan Awards(1)			Estimated future Payouts under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(2) (#)	All Other Option Awards: Number of Securities Underlying Options(3) (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards(4)
Name	Grant Date	Threshold	Target	Maximum	Threshold (#)	Target (#)	Maximum (#)
Siddharth N. (Bobby) Mehta		$337,500	$900,000	$1,800,000	—	—	—
	2/4/2010							65,388	—	$—	$1,500,001
	2/22/2010							9,810	—	—	225,041
	7/20/2010							—	332,962	24.37	2,019,878
Samuel A. Hamood		127,500	340,000	680,000	—	—	—
	2/4/2010							20,523	—	—	470,798
	7/20/2010							—	133,184	24.37	807,946
Jeffrey J. Hellinga		95,025	253,400	506,800	—	—	—
	2/4/2010							23,805	—	—	546,087
	7/20/2010							—	166,480	24.37	1,009,933
Andrew Knight		75,375	201,000	402,000	—	—	—
	2/4/2010							10,548	—	—	241,971
	7/20/2010							—	116,536	24.37	706,953
John W. Blenke		87,113	232,300	464,600	—	—	—
	2/4/2010							15,345	—	—	352,014
	7/20/2010							—	83,240	24.37	504,967

(1)

Reflects payment opportunities under the Annual Bonus Plan described under “—2010 Compensation—2010 Annual Bonus Plan.” Threshold is the lowest payment opportunity at the lowest level of performance described by the plan (25% payout of target opportunity) for corporate and business unit financial performance metrics and individual performance (an “achieves expectations” threshold individual goal rating); target reflects a 100% payout of target opportunity; and maximum reflects 200% payout of target opportunity. These amounts are based on the individual’s current salary and position. The minimum payment is $0.

(2)	Reflects the number of time-based restricted stock shares granted to each NEO during 2010 under the TransUnion Equity Award Plan.
(3)	Reflects nonqualified stock options granted to each NEO during 2010 under the TransUnion 2010 Management Equity Plan.
(4)

Reflects the aggregate grant date fair value of stock and option awards calculated in accordance with ASC Topic 718. For assumptions used in determining these values, see Note 16, “Stock-Based Compensation,” of the audited consolidated financial statements appearing elsewhere in this prospectus.

Additional Discussion of Material Items in “—Grants of Plan-Based Awards—2010”

Our executive compensation policies and practices are described in “Compensation Discussion and Analysis.” A summary of certain material terms of our compensation plans that relate to grants of plan based awards is set forth below.

•

The non-equity incentive awards shown above were based on the formula described in “—2010 Compensation—2010 Annual Bonus Plan.” Operating income, as adjusted for bonus plan purposes, was $221.4 million for 2010, resulting in a payout of 102.0% of target performance since the actual results exceeded target performance. Our actual revenue was approximately 98% of 2010’s plan, which resulted in a payout of 0% of target performance, since new revenue growth was not realized. Actual expenses as adjusted for bonus purposes were favorable to plan by approximately $30.5 million, which resulted in a maximum payout for that goal.

•

The size of the equity awards granted to each named executive officer was based on market data, CEO recommendations (the CEO did not make any recommendations as to his own equity awards) and the Compensation Committee’s overall review. The Compensation Committee also reviewed and considered several other factors in determining the size of equity awards including company financial performance and individual executive performance as described under “—2010 Compensation—Long-Term Equity Plan.”

Outstanding Equity Awards at Fiscal Year-End

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable(1) (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercisable Unearned Options (#)	Option Exercise Price(2)	Option Expiration Date
Siddharth N. (Bobby) Mehta	—	332,962	—	$24.37	7/20/2020
Samuel A. Hamood	—	133,184	—	24.37	7/20/2020
Jeffrey J. Hellinga	—	166,480	—	24.37	7/20/2020
Andrew Knight	—	116,536	—	24.37	7/20/2020
John W. Blenke	—	83,240	—	24.37	7/20/2020

(1)

50% of the options are time vested options and shall vest as follows: 20% shall vest on June 15, 2011, the first anniversary of the grant date, which was June 15, 2010. Thereafter, 5% shall vest on the last day of each subsequent full calendar quarter until all the time vested options have vested. The remaining 50% of the options are performance-based options and will vest according to the time vesting schedule set forth above and upon attainment of performance criteria as defined here. Performance criteria will be met on the measurement date in which the Sponsor first cumulatively earns or is deemed to earn (i) a cash-on-cash return equal to 20% and (ii) a multiple of money return equal to 2.25.

(2)	The option exercise price equals the per share price in the Change in Control Transaction, which the board of directors determined to be fair market value.

Option Exercises and Stock Vested

	Stock Awards
Name	Number of Shares Acquired on Vesting(1)	Value Realized on Vesting(2)
Siddharth N. (Bobby) Mehta	393,406	$9,614,546
Samuel A. Hamood	119,589	2,920,514
Jeffrey J. Hellinga	68,738	1,693,885
Andrew Knight	28,727	703,884
John W. Blenke	49,918	1,235,895

(1)

A portion of restricted stock shares previously granted in 2007, 2008 and 2009 vested on January 1, 2010. However, all remaining unvested shares vested on June 15, 2010, at the time of the Change in Control Transaction. The number in this column includes both shares vesting during the normal vesting cycle as well as shares where vesting was accelerated due to the Change in Control Transaction.

(2)	The amounts in this column are based on the share price of our common stock at time of vesting.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY(1)	Registrant Contributions in Last FY(2)	Aggregate Earnings in Last FY(3)	Aggregate Balance at Last FYE
Siddharth N. (Bobby) Mehta	$43,615	$106,200	$49	$326,071
Samuel A. Hamood	42,284	49,050	(810)	115,976
Jeffrey J. Hellinga	29,105	31,707	919	389,738
Andrew Knight	16,236	26,051	8	58,537
John W. Blenke	75,572	38,580	46,093	907,016

(1)	Includes amounts reflected under “Salary” and “Non-Equity Incentive Plan Compensation” in “—Executive Compensation—Summary Compensation Table—2010.”
(2)	Amounts included in this column are reflected under “All Other Compensation” in “—Executive Compensation—Summary Compensation Table—2010.”
(3)

Amounts included in this column do not constitute above-market or preferential earnings and accordingly such amounts are not reported in “—Summary Compensation Table—2010.” Each NEO self-directs the investment of his non-qualified deferred compensation plan account balance into one or more of the available twelve different investment funds. Consequently, the value of an NEO’s plan account balance may go up or down based on the performance of the selected investment funds.

Deferred Compensation Plan

This nonqualified plan is a tax deferred compensation program for a limited number of executives, including named executive officers, and provides a favorable tax vehicle for deferring cash compensation (base salary and annual incentive payment). Pursuant to the plan, the NEO is able to defer up to 100% of cash compensation received. Amounts deferred are invested in any of twelve different investment funds and are credited with gains or losses of the various funds selected by the participant. The plan does not offer any above-market rate of return to the NEO. Upon termination of employment, amounts deferred are paid, at the participant’s option, either in a lump sum or in annual installments over a period of either 5 or 10 years. Executives are not permitted to take loans from the account. We contribute a match equal to 50% of the executive’s contributions, up to 6% of compensation. Additionally, in 2010, the Compensation Committee approved a discretionary retirement contribution of an additional 4% of compensation. Assets in this plan are held in a rabbi trust.

Payments upon Termination and Change-in-Control—2010

The following charts illustrate benefits that the named executive officers would receive upon the occurrence of certain separation scenarios, which are assumed to occur on December 31. No special payments are made upon resignation or retirement. Descriptions of the provisions that govern these benefits are set forth following the charts.

Siddharth N. (Bobby) Mehta(1)

Type of Payment	Involuntary Terminations(2)	Death	Disability	Change in Control
Severance Payments(3)	$3,600,000	$—	$—	$3,600,000
Outplacement(4)	35,000	—	—	35,000
Welfare Benefits(5)	35,598	—	—	35,598
Excise Tax & Gross-Up	—	—	—	—
Life Insurance Payout(6)	—	250,000	—	—
Disability Payments(7)	—	—	1,776,000	—

Total	$3,670,598	$250,000	$1,776,000	$3,670,598

(1)

Separation benefits are outlined in Mr. Mehta’s employment agreement, dated October 3, 2007. The table excludes (a) any amounts accrued through December 31, 2010, that would be paid in the normal course of employment, such as accrued but unpaid salary and earned annual bonus for 2010, and (b) vested account balances in our 401(k) Savings & Retirement Plan that are generally available to all of our U.S. associates. Actual amounts to be paid can only be determined at the time of such executive’s termination of service.

(2)	Involuntary termination is defined in Mr. Mehta’s employment agreement as is “without cause or resignation for good reason.”
(3)	A lump sum payment equal to four times Mr. Mehta’s base salary.
(4)	Reflects the cost to provide executive-level outplacement services for a period of one year.
(5)	Pursuant to Mr. Mehta’s employment agreement, this amount reflects the present value of 24 months of family PPO health and dental coverage using our 2011 COBRA premium rate.
(6)

Reflects the present value of life insurance provided as a benefit to all associates; equal to one times their annual base salary (rounded up to the next highest $1,000), with a maximum benefit of $250,000. In addition, we provide Accidental Death & Dismemberment protection to all associates; the present value of the principal sum is $50,000, but this amount is not included above. We also maintain a travel accident insurance policy for most associates, including executive officers that would provide an additional benefit equal to five times the associate’s annual salary, subject to a maximum amount of $5,000,000 for all losses arising out of one accident. This amount is not included above.

(7)

Reflects the value of the executive’s disability benefit as of December 31, 2010, (a) assuming full disability at December 31, 2010, and continuing through age 65, and (b) in today’s dollars without any discounting or increase.

Samuel A. Hamood(1)

Type of Payment	Involuntary Terminations	Death	Disability	Change in Control
Severance Payments(2)	$1,501,965	$—	$—	$1,501,965
Outplacement(3)	35,000	—	—	35,000
Welfare Benefits(4)	26,699	—	—	26,699
Excise Tax & Gross-Up	—	—	—	—
Life Insurance Payout(5)	—	250,000	—	—
Disability Payments(6)	—		3,228,000	—

Total	$1,563,664	$250,000	$3,228,000	$1,563,664

(1)

The table excludes (a) any amounts accrued through December 31, 2010, that would be paid in the normal course of employment, such as accrued but unpaid salary and earned annual bonus for 2010, and (b) vested account balances in our 401(k) Savings & Retirement Plan that are generally available to all of our U.S. associates. Actual amounts to be paid can only be determined at the time of such executive’s termination of service.

(2)

Mr. Hamood entered into a Severance and Restrictive Covenant Agreement on June 15, 2010, (the date of the Change in Control Transaction). If Mr. Hamood is terminated without cause or he resigns for good reason (as defined in Mr. Hamood’s Severance and Restrictive Covenant Agreement), he receives a lump sum amount equal to COBRA premiums for 18 months and executive outplacement for one year, the value which has been noted in the table. In addition, he receives a base salary multiple in an amount equal to 1.5 times his annualized base salary during the year of covered termination and the average of his two previous years of actual bonuses under the annual bonus plan. This amount is calculated and noted in the severance payments line.

(3)	Reflects the cost to provide executive-level outplacement services for a period of one year.
(4)	This amount reflects the present value of 18 months of family PPO health and dental coverage using our 2011 COBRA premium rate.
(5)

Reflects the present value of life insurance provided as a benefit to all associates; equal to one times their annual base salary (rounded up to the next highest $1,000), with a maximum benefit of $250,000. In addition, we provide Accidental Death & Dismemberment protection to all associates; the present value of the principal sum is $50,000, but this amount is not included above. We also maintain a travel accident insurance policy for most associates, including executive officers that would provide an additional benefit equal to five times the associate’s annual salary, subject to a maximum amount of $5,000,000 for all losses arising out of one accident. This amount is not included above.

(6)

Reflects the value of the executive’s disability benefit as of December 31, 2010, (a) assuming full disability at December 31, 2010, and continuing through age 65, and (b) in today’s dollars without any discounting or increase.

Jeffrey J. Hellinga(1)

Type of Payment	Involuntary Terminations	Death	Disability	Change in Control
Severance Payments(2)	$1,122,037	$—	$—	$1,122,037
Outplacement(3)	35,000	—	—	35,000
Welfare Benefits(4)	26,301	—	—	26,301
Excise Tax & Gross-Up	—	—	—	—
Life Insurance Payout(5)	—	250,000	—	—
Disability Payments(6)	—	—	1,824,000	—

Total	$1,183,338	$250,000	$1,824,000	$1,183,338

(1)

The table excludes (a) any amounts accrued through December 31, 2010, that would be paid in the normal course of employment, such as accrued but unpaid salary and earned annual bonus for 2010, and (b) vested account balances in our 401(k) Savings & Retirement Plan that are generally available to all of our U.S. associates. Actual amounts to be paid can only be determined at the time of such executive’s termination of service.

(2)

Mr. Hellinga entered into a Severance and Restrictive Covenant Agreement on June 15, 2010, (the date of the Change in Control Transaction). If Mr. Hellinga is terminated without cause or he resigns for good reason (as defined in Mr. Hellinga’s Severance and Restrictive Covenant Agreement), he receives a lump sum amount equal to COBRA premiums for 18 months and executive outplacement for one year, the value which has been noted in the table. In addition, he receives a base salary multiple in an amount equal to 1.5 times his annualized base salary during the year of covered termination and the average of his two previous years of actual bonuses under the annual bonus plan. This amount is calculated and noted in the severance payments line.

(3)	Reflects the cost to provide executive-level outplacement services for a period of one year.
(4)	This amount reflects the present value of 18 months of family PPO health and dental coverage using our 2011 COBRA premium rate.
(5)

Reflects the present value of life insurance provided as a benefit to all associates; equal to one times their annual base salary (rounded up to the next highest $1,000), with a maximum benefit of $250,000. In addition, we provide Accidental Death & Dismemberment protection to all associates; the present value of the principal sum is $50,000, but this amount is not included above. We also maintain a travel accident insurance policy for most associates, including executive officers that would provide an additional benefit equal to five times the associate’s annual salary, subject to a maximum amount of $5,000,000 for all losses arising out of one accident. This amount is not included above.
(6)

Reflects the value of the executive’s disability benefit as of December 31, 2010, (a) assuming full disability at December 31, 2010, and continuing through age 65, and (b) in today’s dollars without any discounting or increase.

Andrew Knight(1)

Type of Payment	Involuntary Terminations	Death	Disability	Change in Control
Severance Payments(2)	$884,490	$—	$—	$884,490
Outplacement(3)	35,000	—	—	35,000
Welfare Benefits(4)	26,699	—	—	26,699
Excise Tax & Gross-Up	—	—	—	—
Life Insurance Payout(5)	—	250,000	—	—
Disability Payments(6)	—	—	1,644,000	—

Total	$946,189	$250,000	$1,644,000	$946,189

(1)

The table excludes (a) any amounts accrued through December 31, 2010, that would be paid in the normal course of employment, such as accrued but unpaid salary and earned annual bonus for 2010, and (b) vested account balances in our 401(k) Savings & Retirement Plan that are generally available to all of our U.S. associates. Actual amounts to be paid can only be determined at the time of such executive’s termination of service.

(2)

Mr. Knight entered into a Severance and Restrictive Covenant Agreement on June 15, 2010, (the date of the Change in Control Transaction). If Mr. Knight is terminated without cause or he resigns for good reason (as defined in Mr. Knight’s Severance and Restrictive Covenant Agreement), he receives a lump sum amount equal to COBRA premiums for 18 months and executive outplacement for one year, the value which has been noted in the table. In addition, he receives a base salary multiple in an amount equal to 1.5 times his annualized base salary during the year of covered termination and the average of his two previous years of actual bonuses under the annual bonus plan. This amount is calculated and noted in the severance payments line.

(3)	Reflects the cost to provide executive-level outplacement services for a period of one year.
(4)	This amount reflects the present value of 18 months of family PPO health and dental coverage using our 2011 COBRA premium rate.
(5)

Reflects the present value of life insurance provided as a benefit to all associates; equal to one times their annual base salary (rounded up to the next highest $1,000), with a maximum benefit of $250,000. In addition, we provide Accidental Death & Dismemberment protection to all associates; the present value of the principal sum is $50,000, but this amount is not included above. We also maintain a travel accident insurance policy for most associates, including executive officers that would provide an additional benefit equal to five times the associate’s annual salary, subject to a maximum amount of $5,000,000 for all losses arising out of one accident. This amount is not included above.

(6)

Reflects the value of the executive’s disability benefit as of December 31, 2010, (a) assuming full disability at December 31, 2010, and continuing through age 65, and (b) in today’s dollars without any discounting or increase.

John W. Blenke(1)

Type of Payment	Involuntary Terminations	Death	Disability	Change in Control
Severance Payments(2)	$1,137,926	$—	$—	$1,137,926
Outplacement(3)	35,000	—	—	35,000
Welfare Benefits(4)	17,723	—	—	17,723
Excise Tax & Gross-Up	—	—	—	—
Life Insurance Payout(5)	—	250,000	—	—
Disability Payments(6)	—	—	1,380,000	—

Total	$1,190,649	$250,000	$1,380,000	$1,190,649

(1)

The table excludes (a) any amounts accrued through December 31, 2010, that would be paid in the normal course of employment, such as accrued but unpaid salary and earned annual bonus for 2010, and (b) vested account balances in our 401(k) Savings & Retirement Plan that are generally available to all of our U.S. associates. Actual amounts to be paid can only be determined at the time of such executive’s termination of service.

(2)

Mr. Blenke entered into a Severance and Restrictive Covenant Agreement on June 15, 2010, (the date of the Change in Control Transaction). If Mr. Blenke is terminated without cause or he resigns for good reason (as defined in Mr. Blenke’s Severance and Restrictive Covenant Agreement), he receives a lump sum amount equal to COBRA premiums for 18 months and executive outplacement for one year, the value which has been noted in the table. In addition, he receives a base salary multiple in an amount equal to 1.5 times his annualized base salary during the year of covered termination and the average of his two previous years of actual bonuses under the annual bonus plan. This amount is calculated and noted in the severance payments line.

(3)	Reflects the cost to provide executive-level outplacement services for a period of one year.
(4)	This amount reflects the present value of 18 months of associate +1 PPO health and dental coverage using our 2011 COBRA premium rate.
(5)

Reflects the present value of life insurance provided as a benefit to all associates; equal to one times their annual base salary (rounded up to the next highest $1,000), with a maximum benefit of $250,000. In addition, we provide Accidental Death & Dismemberment protection to all associates; the present value of the principal sum is $50,000, but this amount is not included above. We also maintain a travel accident insurance policy for most associates, including executive officers that would provide an additional benefit equal to five times the associate’s annual salary, subject to a maximum amount of $5,000,000 for all losses arising out of one accident. This amount is not included above.

(6)

Reflects the value of the executive’s disability benefit as of December 31, 2010, (a) assuming full disability at December 31, 2010, and continuing through age 65, and (b) in today’s dollars without any discounting or increase.

Director Compensation

See “Management—Director Compensation.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2011, by:

•	each person that is the beneficial owner of more than 5% of our outstanding common stock;

•	each member of our board of directors;

•	each of our named executive officers; and

•	all of the members of our board of directors and our executive officers as a group.

The information below is based on a total of 29,827,867 shares of our common stock outstanding as of June 30, 2011.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2011, are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on              shares of common stock outstanding after the completion of this offering, assuming no exercise of the underwriters’ overallotment option, or              shares, assuming full exercise of the overallotment option. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o TransUnion Corp., 555 West Adams Street, Chicago, Illinois 60661.

Our address is the address of each director and executive officer named in the table.

	Shares Beneficially Owned Prior to This Offering		Percentage of Shares Beneficially Owned After this Offering
Name	Number	Percent	Without Overallotment Option	With Overallotment Option
5% or greater stockholders:
MDCPVI TU Holdings, LLC(1)	15,185,041	50.9%
Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, in their capacity as co-trustees(2)	11,185,011	37.5%
CIBC Trust Company (Bahamas) Limited, in its capacity as trustee(3)	3,152,862	10.6%
Directors and named executive officers:
John A. Canning, Jr.	—	—
Timothy M. Hurd	—	—
Vahe A. Dombalagian	—	—
Edward M. Magnus	—	—
Nigel W. Morris(4)	30,775	*
Penny Pritzker(5)	—	—
Matthew A. Carey(6)	25,700	*
Renu S. Karnad(7)	3,200	*
Reuben Gamoran	—	—
Siddharth N. (Bobby) Mehta(8)	161,659	*
Samuel A. Hamood(9)	36,397	*
Jeffrey J. Hellinga(10)	43,520	*
Andrew Knight(11)	17,718	*
John W. Blenke(12)	33,207	*
All directors and executive officers as a group (18 persons)(13)	403,264	1.4%

*	Less than 1%.

(1)

The shares owned of record by MDCPVI TU Holdings, LLC, an affiliate of the Sponsor, may be deemed to be beneficially owned by Madison Dearborn Capital Partners V-A, L.P., Madison Dearborn Capital Partners V-C, L.P., Madison Dearborn Capital Partners V Executive-A, L.P. (collectively, “MDCP V”) and Madison Dearborn Capital Partners VI-A, L.P., Madison Dearborn Capital Partners VI-C, L.P., and Madison Dearborn Capital Partners VI Executive-A, L.P. (collectively, “MDCP VI” and, together with MDCP V, the “Funds”). Such shares may also be deemed to be beneficially owned by Madison Dearborn Partners V-A&C, L.P. (“MDP V”), the sole general partner of MDCP V and Madison Dearborn Partners VI-A&C, L.P. (“MDP VI”), the sole general partner of MDCP VI. John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP V and MDP VI that has the power, acting by majority vote, to vote or dispose of the security interests beneficially held by the Funds. Each of Timothy M. Hurd, Vahe A. Dombalagian and Edward M. Magnus is a limited partner of MDP V and MDP VI and an officer of the Sponsor (the general partner of MDP V and MDP VI), and therefore may be deemed to share beneficial ownership of the securities beneficially owned by the Funds. Messrs. Canning, Finnegan, Mencoff, Hurd, Dombalagian and Magnus, MDP V and MDP VI each hereby disclaims any beneficial ownership of any securities described hereunder, except to the extent of each such person’s pecuniary interest. The address of each entity and person named in this footnote is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, Chicago, Illinois 60602.

(2)

Represents shares of common stock held of record by U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, including Ms. Penny Pritzker, one of our directors, and her immediate family members. Mr. Thomas J. Pritzker, Mr. Marshall E. Eisenberg and Mr. Karl J. Breyer are co-trustees of all such U.S. situs trusts and have shared voting and investment power over the shares listed in the table. Subject to the terms of the lock-up agreement, the co-trustees may elect to distribute or allocate shares of common stock held by such U.S. situs trusts following the consummation of this offering to other Pritzker family business interests. In the event that the co-trustees notify the adult beneficiaries of such U.S. situs trusts of their intention to distribute TransUnion common stock and commence consultation with them as to the structure of such distribution, none of such adult beneficiaries shall, until the earlier of (i) six months from the date of such notification and (ii) the date of distribution of such TransUnion common stock, acquire either directly or indirectly for his or her exclusive benefit, any “derivative securities” (as defined in Rule 16a-1(c) of the Exchange Act) with respect to such TransUnion common stock. The address of Messrs. Pritzker, Eisenberg and Breyer, in their capacity as co-trustees, is 71 S. Wacker Drive, 46th Floor, Chicago, Illinois 60606.

(3)

Represents shares of common stock held of record by non-U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, including Ms. Penny Pritzker, one of our directors, and her immediate family members. CIBC Trust Company (Bahamas) Limited (“CIBC”) is the sole trustee of such trusts. Subject to the terms of the lock-up agreement, CIBC may elect to distribute or allocate shares of common stock held by such non-U.S. situs trusts following the consummation of this offering to other Pritzker family business interests. In the event that the trustee notifies the adult beneficiaries of such non-U.S. situs trusts of its intention to distribute TransUnion common stock and commences consultation with them as to the structure of such distribution, none of such adult beneficiaries shall, until the earlier of (i) six months from the date of such notification and (ii) the date of distribution of such TransUnion common stock, acquire either directly or indirectly for his or her exclusive benefit, any “derivative securities” (as defined in Rule 16a-1(c) of the Exchange Act) with respect to such TransUnion common stock. The address of CIBC is Goodman’s Bay Corporate Centre, West Bay Street, P.O. N-3933, Nassau, Bahamas.

(4)

Represents shares of common stock held of record by QED Fund I, LP. Mr. Morris is the managing member of QED Partners, LLC, the general partner of QED Fund I, LP and a 98% limited partner of QED Fund I, LP. Mr. Morris is also the managing member of QED Investors, LLC, the manager for QED Fund I, LP. Mr. Morris has voting and investment power with respect to the shares of common stock owned by QED Fund I, LP. Mr. Morris disclaims beneficial ownership of the shares held by QED Fund I, LP, except to the extent of his proportionate pecuniary interest in such shares.

(5)

Ms. Pritzker and her immediate family members are beneficiaries of certain of the U.S. situs trusts referred to in footnote (2) and certain of the non-U.S. situs trusts referred to in footnote (3). Neither Ms. Pritzker nor any of her immediate family members has voting or investment power over the shares held by such trusts.

(6)	Represents 22,500 shares of common stock held of record and options to purchase 3,200 shares of common stock within 60 days of June 30, 2011.
(7)	Represents options to purchase 3,200 shares of common stock within 60 days of June 30, 2011.
(8)	Represents 128,363 shares of common stock held of record and options to purchase 33,296 shares of common stock within 60 days of June 30, 2011.
(9)	Represents 23,079 shares of common stock held of record and options to purchase 13,318 shares of common stock within 60 days of June 30, 2011.
(10)	Represents 26,872 shares of common stock held of record and options to purchase 16,648 shares of common stock within 60 days of June 30, 2011.
(11)	Represents 6,065 shares of common stock held of record and options to purchase 11,653 shares of common stock within 60 days of June 30, 2011.
(12)	Represents 24,883 shares of common stock held of record and options to purchase 8,324 shares of common stock within 60 days of June 30, 2011.
(13)	Represents 291,982 shares of common stock held of record and options to purchase 111,282 shares of common stock within 60 days of June 30, 2011.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stock Purchase Agreement

On April 28, 2010, we entered into a stock purchase agreement pursuant to which, among other things, an affiliate of the Sponsor agreed to acquire 51.0% of our outstanding common stock from the Sellers and certain of our employee and director stockholders. The affiliate of the Sponsor was a newly formed Delaware limited liability company beneficially owned by affiliates of the Sponsor.

In connection with the Change in Control Transaction, we consummated a merger of a newly formed Delaware corporation with and into TransUnion Corp., with TransUnion Corp. continuing as the surviving corporation (the “Merger”). Pursuant to the Merger, certain of our outstanding shares converted into the right to receive cash and were cancelled pursuant to Delaware law. In connection with the Merger, an affiliate of the Sponsor acquired shares of our voting common stock such that it holds 51.0% of our total issued and outstanding common stock. See “Prospectus Summary—Our History.”

Registration Rights Agreement

Concurrently with the closing of the Change in Control Transaction, we entered into a registration rights agreement with certain of our stockholders, including the Sponsor and Pritzker family business interests. Under the registration rights agreement, these stockholders and their respective transferees will be entitled to certain “long-form” (Form S-1) demand, “short-form” (Form S-3) demand and “piggyback” registration rights, subject to lock-up agreements. For additional information, see “Description of Capital Stock — Registration Rights.”

Tax Separation Agreement with Marmon

Prior to the distribution by Marmon, our former parent company, of our common stock to its stockholders in January 2005 (the “Spin-off”), we, Marmon and our and their respective subsidiaries were included in the consolidated federal income tax return as well as various consolidated or combined state, local and foreign tax returns filed by Marmon. As a result of the Spin-off, we and our subsidiaries left the Marmon consolidated group, and we became the parent of a new consolidated group.

On January 1, 2005, we, Marmon and our and their respective direct and indirect subsidiaries entered into a tax separation agreement. In general, Marmon agreed to indemnify us and our subsidiaries against:

•	taxes of the members of Marmon group prior to the Spin-off;

•	taxes attributable to the Spin-off and related transactions; and

•	liabilities of certain members of Marmon group prior to the Spin-off under the consolidated return rules or similar rules.

In general, we agreed to indemnify Marmon and its subsidiaries against:

•	our group’s share of Marmon’s taxes for periods prior to the Spin-off, calculated as if our group was a separate group for those periods;

•	our post-Spin-off taxes;

•	except with respect to certain specified pre-Spin-off matters, final audit adjustments attributable to our group’s members for pre-Spin-off periods; and

•	taxes attributable to a breach of certain provisions of the distribution agreement relating to the Spin-off.

The parties to the tax separation agreement agreed that Marmon will control any tax audit or similar proceeding related to tax periods ending on or before or including the Spin-off and will consult with us with respect to issues that impact us. Marmon’s settlement of such issues requires our reasonable consent.

Marmon is entitled to refunds and other tax benefits from periods prior to the Spin-off, provided that Marmon reimburses us for any refunds or tax benefits attributable to members of our group. The tax separation agreement provides that refunds for tax periods that straddle the Spin-off will be allocated equitably.

Legal Services

We paid $0.9 million in 2010, $5.2 million in 2009 and $8.6 million in 2008 to the law firm of Neal, Gerber & Eisenberg LLP for legal services. Marshall E. Eisenberg, a partner in the law firm, is a co-trustee of certain Pritzker family U.S. situs trusts that beneficially own in excess of 5% of our common stock.

We paid $3.9 million in 2010, $0.5 million in 2009 and $0.4 million in 2008 to the law firm of Latham & Watkins LLP for legal services. Michael A. Pucker, a partner in the law firm, is an immediate family member of a co-trustee of certain Pritzker family U.S. situs trusts that beneficially own in excess of 5% of our common stock.

Other Fees

In connection with the Change in Control Transaction, we paid $13.0 million to the Sponsor and $2.6 million to The Pritzker Organization, L.L.C.

Payables

Other liabilities included $9.3 million due to certain Pritzker family business interests related to tax indemnification payments arising in connection with the Change in Control Transaction. This amount is subject to future adjustments based on a final determination of tax expense. See Note 2, “Change in Control,” to our audited consolidated financial statements appearing elsewhere in this prospectus.

Debt

In connection with the Change in Control Transaction, we borrowed $16.7 million under the RFC loan. The loan is an unsecured, non-interest bearing note, discounted by $2.5 million for imputed interest, due December 15, 2018, with prepayments of principal due annually based on excess foreign cash flows. See Note 13, “Debt,” to our audited consolidated financial statements appearing elsewhere in this prospectus.

Sale of Auction Rate Securities

In connection with the Change in Control Transaction, on June 15, 2010, we sold auction rate securities at fair value to an entity owned by Pritzker family business interests for $25.0 million, which was equal to the par value of such auction rate securities. This sale was made to assist in financing the Change in Control Transaction.

Stock Repurchases

On November 3, 2009, our board of directors approved an offer to purchase up to $900.0 million of stock for cash from our stockholders of record as of November 17, 2009, including Pritzker family business interests. On December 17, 2009, we purchased $897.3 million of common stock from Pritzker family business interests at a purchase price of $26.24 per share.

On October 20, 2008, our board of directors approved an offer to purchase up to $400.0 million of stock for cash from our stockholders of record as of October 27, 2008, including Pritzker family business interests. On November 25, 2008, we purchased $398.1 million of common stock from Pritzker family business interests at a purchase price of $25.85 per share.

See Note 14, “Earnings Per Share,” of our audited consolidated financial statements appearing elsewhere in this prospectus.

Issuances of Common Stock

On April 8, 2011, we issued an aggregate of 30,775 shares of common stock to QED Fund I, LP in a private placement transaction at a purchase price of $24.37 per share. Nigel W. Morris, one of our directors, is the managing member of QED Partners, LLC, the general partner of QED Fund I, LP, and is a 98% limited partner of QED Fund I, LP. Additionally, Mr. Morris is the managing member of QED Investors, LLC, the manager of QED Fund I, LP.

On May 3, 2011, we issued an aggregate of 22,500 shares of common stock to Matthew A. Carey, one of our directors, in a private placement transaction at a purchase price of $24.37 per share.

Related Party Transaction Policy

Our board of directors intends to adopt a written related party policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following description of indebtedness we have does not purport to be complete and is qualified in its entirety by reference to the provisions of the various agreements and indentures related thereto.

Senior Secured Credit Facility

In connection with the Change in Control Transaction, we entered into our senior secured credit facility, the terms of which were amended on February 10, 2011. Set forth below is a summary of the terms of our senior secured credit facility, as amended.

General

Our senior secured credit facility provides for senior secured financing of up to $1.15 billion, consisting of:

•	a $950.0 million senior secured term loan maturing on February 10, 2018, that was drawn in full in connection with the consummation of the Change in Control Transaction; and

•

a $200.0 million senior secured revolving line of credit maturing on June 15, 2015, with respect to $25 million of the revolving commitments and maturing on February 10, 2016, with respect to $175 million of the revolving commitments, including both a letter of credit sub-facility and a swingline loan sub-facility.

In addition, we may request additional tranches of term loans or increases to the senior secured revolving line of credit in an aggregate amount up to $300 million, plus an additional amount of indebtedness under our senior secured credit facility or separate facilities permitted by our senior secured credit facility so long as certain financial conditions are met, subject, in each case, to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders.

Trans Union LLC is the borrower under this facility. All borrowings under our senior secured credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

Interest and Fees

Interest rates on borrowings under our senior secured credit facility are based, at our election, on LIBOR or an alternate base rate. The interest rate is subject to a floor between 1.5% and 1.75% for LIBOR loans and 2.50% to 2.75% for alternate base rate loans, plus an applicable margin of between 3.00% and 5.00% for LIBOR loans and 2.00% and 4.00% for base rate loans, based on our senior secured net leverage ratio. The alternate base rate is the greatest of (i) the rate that our administrative agent announces from time to time as its prime lending rate; (ii) 1/2 of 1.00% in excess of the overnight federal funds rate and (iii) the adjusted eurodollar rate for a one-month interest period plus 1.00%.

Any incremental term facility may have a different interest rate, provided that the interest rate of the incremental term facility, other than with respect to unsecured and junior lien incremental facilities, cannot exceed the interest rate on the existing senior secured term loan by greater than 0.50%.

Swingline loans bear interest at the interest rate applicable to alternate base rate revolving loans.

In addition, we are required to pay each lender a commitment fee of 0.50% quarterly in arrears on the daily unused commitments, excluding drawings under the swingline facility, under the senior secured revolving line of credit. We are required to pay letter of credit fees equal to the applicable margin of LIBOR loans to be shared proportionately by the lenders as well as a fronting fee to be paid to the letter of credit issuer for its own account.

Prepayments

Subject to exceptions, our senior secured credit facility requires mandatory prepayments of senior secured term loans in amounts equal to:

•

beginning in 2013, between 0% and 50% of the prior year’s excess cash flows with such percentage determined based on our senior secured net leverage ratio for such prior year, each as defined in our new senior secured credit facility;

•	100% of the net cash proceeds from asset sales and insurance recovery and condemnation events, subject to reinvestment rights and certain other exceptions; and

•	100% of the net cash proceeds from certain incurrences of debt.

Voluntary prepayments and commitment reductions are permitted, in whole or in part, in minimum amounts, with a 1% prepayment premium until the first anniversary of the amendment and extension (payable upon a repricing transaction whereby the senior secured credit facility is either refinanced or amended to reduce the effective yield of such indebtedness) and without premium or penalty thereafter, other than customary breakage costs with respect to LIBOR rate loans.

Amortization of Principal

Our senior secured credit facility requires scheduled quarterly payments on the senior secured term loans equal to one-fourth of 1% of the original principal amount of the senior secured term loans, with the balance paid at maturity.

Collateral and Guarantors

Our senior secured credit facility is guaranteed by us and certain of our current and future domestic wholly-owned subsidiaries, and is secured by a perfected security interest in certain of Trans Union LLC’s existing and future property and assets and by a pledge of the capital stock of Trans Union LLC and its domestic subsidiaries and up to 65% of the capital stock of certain of its foreign subsidiaries.

Restrictive Covenants and Other Matters

As a condition to borrowing and as of the end of any fiscal quarter for which we have borrowings outstanding under our senior secured revolving line of credit, our senior secured credit facility requires that we have a senior secured leverage ratio, which is calculated net of up to $150.0 million of unrestricted cash and cash equivalents, equal to or less than 4.50 to 1.0 (reducing to 4.25 to 1.0 for periods between January 1, 2012, through June 30, 2012, and 4.0 to 1.0 for all periods thereafter) calculated on a pro forma basis. In addition, our senior secured credit facility includes negative covenants, subject to significant exceptions, restricting or limiting our ability and our restricted subsidiaries ability to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	incur liens and engage in sale and leaseback transactions;

•	make loans and investments;

•	declare dividends, make payments or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and other business combinations;

•	prepay, redeem or purchase certain indebtedness, including the senior notes;

•	amend or otherwise alter the terms of certain of our indebtedness, including the senior notes;

•	enter into agreements limiting subsidiary distributions;

•	sell assets (including sale-leaseback transactions);

•	conduct transactions with affiliates;

•	change the business that we conduct;

•	issue disqualified equity interests;

•	change its fiscal year; and

•	enter into any agreement containing a restriction that limits the ability to grant liens in favor of the lenders under our senior secured credit facility.

Our senior secured credit facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, change of control, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or material security document supporting our new senior secured credit facility to be in full force and effect. If such an event of default occurs, the lenders under our new senior secured credit facility would be entitled to take various actions, including the acceleration of amounts due under our new senior secured credit facility and all actions permitted to be taken by a secured creditor.

Senior Notes

On June 15, 2010, Trans Union LLC and TransUnion Financing Corporation (together, the “Issuers”), wholly-owned subsidiaries of TransUnion Corp., issued $645 million of their outstanding 11 3/8% Senior Notes due 2018, Series A (the “Series A Notes”) to finance part of the Change in Control Transaction. See Note 2, “Change in Control,” of our audited consolidated financial statements appearing elsewhere in this prospectus. On April 21, 2011, the Issuers exchanged all of the Series A Notes for an equal principal amount of a new issue of 11 3/8% Senior Notes due 2018, Series B (the “Series B Notes” or the “Senior Notes”). The terms of the Series B Notes are substantially identical to the terms of the Series A Notes, except that the transfer restrictions and registration rights relating to the Series A Notes do not apply to the Series B Notes.

Optional Redemption

The Issuers may redeem any of the Senior Notes beginning on June 15, 2014, at the redemption prices set forth below (as a percentage of par) plus accrued and unpaid interest.

Year	Price
2014	105.688%
2015	102.844%
2016 and thereafter	100.000%

The Issuers may also redeem any of the Senior Notes at any time before June 15, 2014, at a redemption price equal to 100% of the aggregate principal amount of the Senior Notes to be redeemed plus a “make-whole” premium, as defined in the indenture governing the Senior Notes, and accrued and unpaid interest, if any, to the redemption date.

In addition, at any time before June 15, 2013, the Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net cash proceeds of an initial public offering at a redemption price equal to 111.375% of the principal amount of the Senior Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date.

Change of Control

Upon the occurrence of a change of control, holders of the Senior Notes will have the right to require the Issuers to repurchase all of the Senior Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date.

Asset Sales

If the Issuers or any of their restricted subsidiaries sell assets under certain circumstances, the Issuers will be required to make an offer to purchase the exchange notes at their face amount, plus accrued and unpaid interest, if any, to the purchase date.

Certain Covenants

The indenture governing the Senior Notes restricts the Issuers’ ability and the ability of their restricted subsidiaries to, among other things:

•	incur certain additional indebtedness and issue preferred stock;

•	make certain dividends, distributions, investments and other restricted payments;

•	sell certain assets;

•	agree to any restrictions on the ability of restricted subsidiaries to make payments to the Issuers;

•	create certain liens;

•	merge, consolidate or sell substantially all of our assets; and

•	enter into certain transactions with affiliates.

The indenture also restricts the activities that TransUnion Financing Corporation can engage in.

These covenants are subject to a number of important exceptions and qualifications.

RFC Loan

In connection with the Change in Control Transaction, on June 15, 2010, we borrowed $16.7 million under the RFC loan. The loan was made to us to assist in financing the Change in Control Transaction. The loan is an unsecured, non-interest bearing note, discounted by $2.5 million for imputed interest, due December 15, 2018, with prepayments of principal due annually based on excess foreign cash flows. Interest expense is calculated under the effective interest method using an imputed interest rate of 11.625%.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, as each is intended to be in effect upon the completion of this offering. The following description may not contain all of the information that is important to you. To understand them fully, you should read our certificate of incorporation and bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

Prior to the effectiveness of our amended and restated certificate of incorporation, our authorized capital stock consists of 180,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. Upon effectiveness of our amended and restated certificate of incorporation, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and             shares of preferred stock, par value $0.01 per share.

As of March 31, 2011, 29,774,592 shares of our common stock were issued and outstanding and were owned by 186 stockholders of record. In addition, as of March 31, 2011, there were outstanding options to purchase 3,074,658 shares of our common stock.

Common Stock

Holders of our common stock will be entitled to one vote for each share of common stock with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock will vote as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except with respect to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by the majority of the shares of common stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter. With respect to the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors.

Subject to any preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding common stock will be entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Dividend Policy.”

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities, subject to any preferences that may be applicable to any then outstanding preferred stock.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, except as described below, to issue up to             shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series and to fix the designations, voting powers (if any), preferences, rights and qualifications, limitations or restrictions of the shares of the preferred stock of each such series, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preference. Upon completion of this offering, no shares of our authorized preferred stock will be outstanding. Because the board of directors will have the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of the holders of our common stock, which could adversely affect the holders of our common stock and could discourage a takeover of us even if a change of control of our company would be beneficial to the interest of our stockholders. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Registration Rights

We have granted registration rights to holders of 29,522,914 shares of our common stock pursuant to the terms of a Registration Rights Agreement, dated as of June 15, 2010, among us, the Sponsor, and the Pritzker family business interests party thereto. The following description of the terms of the registration rights agreement is intended as a summary only and is qualified in its entirety by reference to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Demand Registration Rights

Following this offering, the holders of approximately 29,522,914 shares of our common stock will be entitled to certain demand registration rights.

At any time at least 180 days following the consummation of this offering, the Sponsor or the holders of at least a majority of our common stock held by all Pritzker family business interests may, on not more than two occasions, request that we register all or a portion of such stockholder’s share of our common stock on Form S-1 or any similar long-form registration statement, if (i) the anticipated aggregate offering price of such shares of common stock exceeds $100,000,000, (ii) we are not eligible at the time of the request to file a registration statement on Form S-3 or similar short form registration statement and (iii) the sale pursuant to such request will be pursuant to an underwritten offering.

Commencing on the date that we become eligible to register securities on Form S-3, the Sponsor or the holders of at least twenty-five percent of our common stock held by all Pritzker family business interests may, on not more than two occasions during each calendar year, request registration of their shares of common stock on Form S-3, if the anticipated aggregate offering amount of such shares of common stock exceeds $20,000,000.

Under the registration rights agreement, we will not be required to effect a demand registration or a Form S-3 demand registration within 180 days after the effective date of a registration statement related to a previous demand or Form S-3 demand registration. In addition, once every twelve months, we may postpone for up to 120 days the filing or the effectiveness of a registration statement for a demand or a Form S-3 demand registration, if our board of directors determines in good faith that such a filing (1) would be materially detrimental to us, (2) would require a disclosure of a material fact that might reasonably be expected to have a material adverse effect on us or any plan or proposal by us to engage in any acquisition or disposition of assets or equity securities or any merger, consolidation, tender offer, material financing or other significant transactions or (3) is inadvisable because we are planning to prepare and file a registration statement for a primary offering of our securities.

Shelf Registration Rights

Following this offering, the holders of approximately 29,522,914 shares of our common stock will be entitled to certain “shelf” registration rights with respect to our common stock.

Commencing on the later of the date on which we become eligible to register securities on Form S-3 and 365 days following the consummation of this offering, the Sponsor or the holders of at least twenty-five percent of our common stock held by all Pritzker family business interests may, in addition to the demand registration rights described above, request registration of their shares of common stock on a shelf registration statement on Form S-3 pursuant to Rule 415 of the Securities Act. We have also agreed to use our best efforts to keep any such shelf registration statement effective and updated for a period of three years (or, if earlier, such time as all the shares covered thereby have been sold).

Piggyback Registration Rights

Following this offering, the holders of approximately 29,522,914 shares of our common stock will be entitled to certain “piggyback” registration rights with respect to our common stock.

At any time at least 180 days following the consummation of this offering, in the event that we propose to register shares of our common stock under the Securities Act, either for our own account or for the account of other security holders, we will notify all of the holders of our registrable securities of our intention to effect such a registration and will use our reasonable best efforts to include in such registration all shares requested to be included in the registration by each such stockholder.

Expenses of Registration, Restrictions and Indemnification

We will pay all registration expenses, including the legal fees of all holders under the registration rights agreement, other than underwriting discounts, commissions and transfer taxes, in connection with registering any shares of our common stock pursuant to any demand, shelf or piggyback registration described above.

The demand, shelf and piggyback registration rights are subject to customary restrictions such as blackout periods and any limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The registration rights agreement also contains customary indemnification and contribution provisions.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws will also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws will provide that special meetings of the stockholders may be called only upon the request of not less than a majority of the combined voting power of the voting stock, upon the request of a majority of the board or upon the request of the chief executive officer. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Business Combinations with Interested Stockholders

In our amended and restated certificate of incorporation, we will elect not to be subject to Section 203 of the Delaware General Corporate Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203.

Limitations on Directors’ Liability

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions indemnifying our directors and officers to the fullest extent permitted by law.

In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will provide that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duty as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

To the extent our directors, officers and controlling persons are indemnified under the provisions contained in our amended and restated certificate of incorporation, our amended and restated bylaws, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Listing

We intend to apply to list our shares of common stock on             under the symbol “            .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time.

Sale of Restricted Shares

Upon completion of this offering, we will have              shares of common stock outstanding. Of these shares of common stock, the shares of common stock being sold in this offering, including any shares sold by us upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act. Such shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining              shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

Under Rule 144, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and have filed all required reports for at least 90 days prior to the date of the sale or (2) a one-year holding period in each case, following such persons’ acquisition of such shares.

At the expiration of the six-month holding period described above, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                      shares immediately after this offering, based on the number of shares of our common stock outstanding as of                     ; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period described above, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before March 21, 2011, the date on which we became subject to the reporting requirements of the Exchange Act, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period but subject to the other Rule 144 restrictions.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2010 Management Equity Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below. We may also enter into new equity awards plans and issue or reserve for issuance common stock under such plans. In that case, we would also file one or more registration statements on Form S-8 to register such shares of common stock, and such shares would also be available for sale in the open market following the effective date, subject to the same restrictions described above.

Lock-Up Agreements

We, each of our executive officers and directors and our other existing security holders have agreed with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of the underwriting agreement to be executed by us in connection with this offering continuing through the date that is 180 days after the date of the underwriting agreement, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, subject to certain exceptions and extensions. See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws, the federal estate tax or gift tax rules, or any other U.S. federal tax laws. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the IRS) all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock in this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates and former long-term permanent residents of the United States, an integral part or controlled entity of a foreign sovereign, partnerships and other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, or persons deemed to sell the common stock under the constructive sale provisions of the Code.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, THE FEDERAL ESTATE OR GIFT TAX RULES, AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

Distributions on Our Common Stock

Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any remaining excess will be treated as capital gain.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) prior to the payment of such dividends. Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable tax treaty provides otherwise and such holder is entitled to treaty benefits. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (“USRPHC”) at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and certain other requirements are met.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States) provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not and will not become a USRPHC. However, because the determination of whether we are a USRPHC generally depends on whether the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market value of our other trade or business assets and our worldwide real property interests, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will constitute a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively holds more than five percent of our common stock at some time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock. Any taxable gain generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax will not apply.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

This information reporting regime is reinforced by “backup withholding” rules, which generally require payors to withhold tax from payments subject to information reporting if the recipient fails to provide its correct taxpayer identification number or repeatedly fails to report interest or dividends on its returns.

Backup withholding, currently at a rate of 28%, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge or reason to know that the holder is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•	a U.S. person or a foreign branch or office of a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•

a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in such partnership or (2) it is engaged in the conduct of a U.S. trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding, provided the broker does not have actual knowledge or reason to know that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax Relating to Foreign Accounts

A 30% withholding tax will apply to dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution (whether holding stock for its own account or on behalf of its account holders/investors) after December 31, 2012, unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The 30% withholding tax also will apply to the same types of payments made to a foreign non-financial entity after December 31, 2012, unless the entity certifies that it does not have any substantial U.S. owners or furnishes indentifying information regarding each substantial U.S. owner and satisfies certain other requirements. Prospective investors should consult their tax advisors regarding these rules.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, THE FEDERAL ESTATE OR GIFT TAX RULES, AND ANY OTHER U.S. FEDERAL TAX LAWS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Overallotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, subject to certain exceptions. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing

We intend to apply to list our shares of common stock on              under the symbol “             .” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on                     , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. are joint lead arrangers and joint bookrunners under our senior secured credit facility. In addition, an affiliate of Deutsche Bank Securities Inc. is the administrative agent, collateral agent, letter of credit issuer and swingline lender, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the syndication agent, Credit Suisse Securities (USA) LLC is a term loan documentation agent and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC are lenders, in each case, under our senior secured credit facility. Moreover, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC were the initial purchasers of our senior notes. In the ordinary course of business, certain of the underwriters and their related affiliates purchase information management solutions from us, for which we receive customary fees.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Relationship with Solebury Capital LLC

Pursuant to an engagement agreement, we retained Solebury Capital LLC, or Solebury, a FINRA member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. We agreed to pay Solebury, only upon successful completion of this offering, a fee of $500,000. We also agreed to reimburse Solebury for reasonable and documented out-of-pocket expenses up to a maximum of $25,000 and have provided indemnification of Solebury pursuant to the engagement agreement. Solebury’s services include advice with respect to selection of underwriters for this offering, deal structuring, fee and economics recommendations, distribution strategy recommendations and preparation of presentation materials. Solebury is not acting as an underwriter and has no contact with any public or institutional investor on our or the underwriters’ behalves. In addition, Solebury will not underwrite or purchase any of our common stock in this offering or otherwise participate in any such undertaking.

LEGAL MATTERS

Latham & Watkins LLP, Chicago, Illinois, will pass on the validity of the common stock offered hereby. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York. Family members of a partner of Latham & Watkins LLP are beneficiaries of trusts that own shares of our common stock.

EXPERTS

The consolidated financial statements of TransUnion Corp. at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being offered hereby. This prospectus does not contain all of the information contained in the registration statement, including the exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the common stock being offered hereby. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. As described below, the registration statement, including exhibits and schedules is on file at the offices of the SEC and may be inspected without charge.

You may also read and copy the reports and other information with the SEC at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You can obtain copies of these materials from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-202-551-8090 for further information on the operation of the public reference room. Our SEC filings will also be available to you on the SEC’s web site. The address of this site is http://www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

TransUnion Corp.

We have audited the accompanying consolidated balance sheets of TransUnion Corp. and Subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index to consolidated financial statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 of the Notes to Consolidated Financial Statements, effective January 1, 2009, the Company adopted Accounting Standards Codification 810, Consolidation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TransUnion Corp. and Subsidiaries at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Chicago, Illinois

February 28, 2011,

except for the inclusion of Earnings per Share information on the consolidated statements of income and Note 14, as to which the date is July 5, 2011

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

(in millions)

	December 31, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$131.2	$137.5
Short-term marketable securities	—	92.3
Trade accounts receivable, net of allowance of $1.7 and $2.5	132.6	117.4
Other current assets	50.0	35.2
Current assets of discontinued operations	0.6	25.7

Total current assets	314.4	408.1

Property, plant and equipment, net of accumulated depreciation and amortization of $429.0 and $397.8	186.1	180.9
Other marketable securities	19.3	43.8
Goodwill	223.7	213.5
Other intangibles, net	117.9	129.3
Other assets	92.8	34.4

Total assets	$954.2	$1,010.0

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$65.8	$38.0
Secured line of credit	—	89.1
Current portion of long-term debt	15.1	50.6
Other current liabilities	103.4	84.5
Current liabilities of discontinued operations	2.0	12.8

Total current liabilities	186.3	275.0

Long-term debt	1,590.9	451.6
Other liabilities	39.0	34.0

Total liabilities	1,816.2	760.6

Stockholders’ equity:
Preferred stock, $0.01 par value; 20.0 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value; 180.0 shares authorized, 29.8 and 128.7 shares issued at December 31, 2010 and December 31, 2009 respectively; 29.8 and 77.7 shares outstanding as of December 31, 2010 and December 31, 2009, respectively	0.3	1.3
Additional paid-in capital	893.5	862.6
Treasury stock at cost; 0 shares and 51.0 shares at December 31, 2010 and December 31, 2009, respectively	—	(1,325.5)
Retained earnings	(1,780.6)	700.6
Accumulated other comprehensive income	9.3	1.8

Total TransUnion Corp. stockholders’ equity	(877.5)	240.8
Noncontrolling interests	15.5	8.6

Total stockholders’ equity	(862.0)	249.4

Total liabilities and stockholders’ equity	$954.2	$1,010.0

See accompanying notes to consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Statements of Income

(in millions, except per share data)

	Twelve Months Ended December 31,
	2010	2009	2008
Revenue	$956.5	$924.8	$1,015.9

Operating expenses
Cost of services (exclusive of depreciation and amortization below)	395.8	404.2	432.2
Selling, general and administrative	263.0	234.6	305.5
Depreciation and amortization	81.6	81.6	85.7

Total operating expenses	740.4	720.4	823.4

Operating income	216.1	204.4	192.5

Non-operating income and expense
Interest expense	(90.1)	(4.0)	(0.9)
Interest income	1.0	4.0	21.5
Other income and expense, net	(44.0)	1.3	(3.2)

Total non-operating income and expense	(133.1)	1.3	17.4

Income from continuing operations before income taxes	83.0	205.7	209.9

Provision for income taxes	(46.3)	(73.4)	(75.5)

Income from continuing operations	36.7	132.3	134.4
Discontinued operations, net of tax	8.2	1.2	(15.9)

Net income	44.9	133.5	118.5
Less: net income attributable to noncontrolling interests	(8.3)	(8.1)	(9.2)

Net income attributable to TransUnion Corp.	$36.6	$125.4	$109.3

Basic earnings (loss) per common share:
Income from continuing operations attributable to TransUnion Corp. common stockholders	$0.55	$1.13	$1.01
Discontinued operations, net of tax	0.16	0.01	(0.13)
Net income attributable to TransUnion Corp. common stockholders	0.72	1.15	0.88

Diluted earnings (loss) per common share:
Income from continuing operations attributable to TransUnion Corp. common stockholders	$0.55	$1.13	$1.00
Discontinued operations, net of tax	0.16	0.01	(0.13)
Net income attributable to TransUnion Corp. common stockholders	0.71	1.14	0.87

Weighted average number of common shares:
Basic	51.1	109.5	124.5
Diluted	51.3	109.8	125.0

See accompanying notes to consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in millions)

	Twelve Months Ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net income	$44.9	$133.5	$118.5
Less: income (loss) from discontinued operations, net of tax	8.2	1.2	(15.9)

Income from continuing operations	36.7	132.3	134.4
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	81.6	81.6	85.7
Stock-based incentive compensation	28.7	13.4	16.4
Transaction fees	27.7	—	—
Debt financing fees	26.0	0.5	—
Deferred taxes	12.7	8.8	18.7
Provision for losses on trade accounts receivable	1.5	2.0	4.0
Impairments on investments	—	—	7.7
Gain on sale or exchange of property	(3.8)	(0.2)	(0.1)
Other	(1.9)	(2.1)	(1.2)
Changes in assets and liabilities:
Trade accounts receivable	(12.6)	13.4	18.4
Other current and long-term assets	(2.1)	14.1	(20.6)
Trade accounts payable	9.0	(4.0)	(7.6)
Other current and long-term liabilities	1.1	(8.0)	(25.4)

Cash provided by operating activities of continuing operations	204.6	251.8	230.4
Cash used in operating activities of discontinued operations	(4.2)	(7.5)	(10.0)

Cash provided by operating activities	200.4	244.3	220.4

Cash flows from investing activities:
Capital expenditures for property and equipment	(46.8)	(56.3)	(93.5)
Investments in trading securities	(1.3)	(0.2)	—
Proceeds from sale of trading securities	1.3	0.7	—
Investments in available-for-sale securities	—	(8.4)	(1,620.7)
Proceeds from redemption of investments in available-for-sale securities	114.4	29.7	1,658.0
Investments in held-to-maturity securities	—	(274.2)	(18.7)
Proceeds from held-to-maturity securities	4.9	275.0	203.0
Proceeds from sale of assets of discontinued operations	10.6	—	42.0
Acquisitions and purchases of noncontrolling interests, net of cash acquired	(14.0)	(101.3)	(1.3)
Other	1.3	0.3	0.6

Cash provided by (used in) investing activities	70.4	(134.7)	169.4

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows—Continued

(in millions)

	Twelve Months Ended December 31,
	2010	2009	2008
Cash flows from financing activities:
Proceeds from secured line of credit	—	106.4	—
Repayments of secured line of credit	(89.1)	(17.3)	—
Repayments of revolving line of credit	(15.0)	—	—
Repayments of other debt	(505.4)	(0.5)	(0.4)
Proceeds from senior secured credit facility	950.0	—	—
Proceeds from issuance of senior notes	645.0	—	—
Proceeds from issuance of senior unsecured credit facility	—	500.0	—
Proceeds from issuance of related party note	16.7	—	—
Proceeds from revolving line of credit	15.0	—	—
Treasury stock purchases	(5.4)	(907.2)	(416.9)
Distribution of merger consideration	(1,178.6)	—	—
Debt financing fees	(85.5)	(11.1)	—
Transaction fees	(27.7)	—	—
Distributions to noncontrolling interests	(8.6)	(7.6)	(7.8)
Other	(1.9)	—	0.8

Cash used in financing activities	(290.5)	(337.3)	(424.3)
Effect of exchange rate changes on cash and cash equivalents	1.8	4.0	(7.6)

Net change in cash and cash equivalents	(17.9)	(223.7)	(42.1)
Cash and cash equivalents, beginning of period, including cash of discontinued operations of $11.6 in 2010, $16.8 in 2009 and $33.0 in 2008	149.1	372.8	414.9

Cash and cash equivalents, end of period, including cash of discontinued operations of $0 in 2010, $11.6 in 2009 and $16.8 in 2008	$131.2	$149.1	$372.8

Noncash investing activities
Nonmonetary exchange of property and equipment	$4.4	$—	$—

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$80.9	$2.8	$1.9
Income taxes	33.5	52.0	71.8

See accompanying notes to consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

(in millions)

	Common Stock		Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comp Income	Noncontrolling Interests	Total
	Shares	Amount
Balance, December 31, 2007	127.2	$1.3	$832.9	$(1.4)	$465.9	$7.9	$6.9	$1,313.5
Comprehensive income:
Net income					109.3		9.2	118.5
Other comprehensive income/(loss)						(19.2)	(1.2)	(20.4)

Total comprehensive income								98.1
Shares issued under stock-based incentive compensation plans	0.6		16.3					16.3
Distributions to noncontrolling interests							(7.8)	(7.8)
Treasury stock purchased	(16.1)			(416.9)				(416.9)

Balance, December 31, 2008	111.7	$1.3	$849.2	$(418.3)	$575.2	$(11.3)	$7.1	$1,003.2
Comprehensive income:
Net income					125.4		8.1	133.5
Other comprehensive income/(loss)						13.1	1.0	14.1

Total comprehensive income								147.6
Shares issued under stock-based incentive compensation plans	0.8		13.4					13.4
Distributions to noncontrolling interests							(7.6)	(7.6)
Treasury stock purchased	(34.8)			(907.2)				(907.2)

Balance, December 31, 2009	77.7	$1.3	$862.6	$(1,325.5)	$700.6	$1.8	$8.6	$249.4
Comprehensive income:
Net income					36.6		8.3	44.9
Other comprehensive income/(loss)						7.5	0.8	8.3

Total comprehensive income								53.2
Shares issued under stock-based incentive compensation plans	0.6		28.7					28.7
Tax benefits from stock-based incentive compensation plans			0.1					0.1
Acquisition of Chile subsidiary							6.5	6.5
Purchase of noncontrolling interests			(0.4)				(0.1)	(0.5)
Distributions to noncontrolling interests							(8.6)	(8.6)
Stockholder contribution			2.5					2.5
Treasury stock purchased	(0.3)			(5.4)				(5.4)
Retirement of treasury stock				1,330.9	(1,330.9)			—
Effects of merger transaction	(48.2)	(1.0)			(1,186.9)			(1,187.9)

Balance, December 31, 2010	29.8	$0.3	$893.5	$—	$(1,780.6)	$9.3	$15.5	$(862.0)

See accompanying notes to consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

1. Significant Accounting and Reporting Policies

Description of Business

TransUnion develops, maintains and enhances a number of secured proprietary information databases to support our operations. These databases contain payment history, accounts receivable information, and other information such as bankruptcies, liens and judgments for consumers and businesses. We maintain reference databases of current consumer names, addresses and telephone numbers which are used for identity verification and fraud management solutions. We obtain this information from a variety of sources, including credit-granting institutions and public records. We build and maintain these databases using our proprietary information management systems, and make the data available to our customers through a variety of services. These services are offered to customers in a number of industries including financial services, insurance, collections and healthcare. We have operations in the United States, Africa, Canada and other international locations.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). Our consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the periods presented.

Subsequent Events

Events and transactions occurring through the date of issuance of the financial statements have been evaluated by management, and when appropriate, recognized or disclosed in the financial statements. See Note 26, “Subsequent Event,” for changes to our senior secured term loan and revolving line of credit subsequent to December 31, 2010.

Reclassifications

We have reclassified certain prior period amounts in our consolidated financial statements, including reclassifying the appropriate portion of stock-based compensation from selling, general and administrative to cost of sales and from corporate to each operating segment, and reclassifying our Puerto Rico operating results from the U.S. Information Services segment to the International segment, both to conform to the current period presentation.

Principles of Consolidation

Our consolidated financial statements include the accounts of TransUnion Corp. and all majority-owned or controlled subsidiaries. Investments in unconsolidated entities in which we have at least a 20% ownership interest, or are able to exercise significant influence, are accounted for using the equity method. Nonmarketable investments in unconsolidated entities in which we have less than a 20% ownership interest, and are not able to exercise significant influence, are accounted for using the cost method and periodically reviewed for impairment. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements and related disclosures in accordance with GAAP requires management to make estimates and judgments that affect the amounts reported. We believe that the estimates used in preparation of the accompanying consolidated financial statements are reasonable, based upon information available to management at this time. These estimates and judgments affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the balance sheet date, as well as the amounts of revenue and expense during the reporting period. Estimates are inherently uncertain and actual results could differ materially from the estimated amounts.

Segments

We manage our business and report our financial results in three operating segments: U.S. Information Services (USIS); International; and Interactive. We also report expenses for Corporate, which provides support services to each operating segment. Details of our segment results are discussed in Note 21, “Operating Segments.”

Revenue Recognition and Deferred Revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the pricing is fixed or determinable and the collectability is reasonably assured. For multiple element arrangements, we separate deliverables into units of accounting and recognize revenue for each unit of accounting based on evidence of each unit’s relative selling price to the total arrangement consideration, assuming all other revenue recognition criteria have been met.

A significant portion of our revenue is derived from providing information services to our customers. This revenue is recognized when services are provided, assuming all criteria for revenue recognition are met. A smaller portion of our revenue relates to subscription-based contracts where a customer pays a predetermined fee for a predetermined, or unlimited, number of transactions or services during the subscription period. Revenue related to subscription-based contracts having a preset number of transactions is recognized as the services are provided, using an effective transaction rate as the actual transactions are completed. Any remaining revenue related to unfulfilled units is not recognized until the end of the related contract’s subscription period. Revenue related to subscription-based contracts having an unlimited volume is recognized straight line over the contract term. We also earn revenue for the development of decisioning or statistical models, which is recognized upon installation and acceptance of the model by the customer.

When we have a multiple element arrangement each deliverable is considered a separate unit of accounting to which we allocate revenue if the delivered item has stand-alone value to our customer. We allocate a portion of the contract value to each unit of accounting based on the relative selling price of each unit using the following hierarchy: 1) the price we sell the same unit for when we sell it separately; 2) the price another vendor would sell a generally interchangeable item; or 3) our best estimate of the stand-alone price. Multiple element arrangements are not a significant source of revenue.

Deferred revenue generally consists of amounts billed in excess of revenue recognized for the sale of data services, subscriptions and set up fees. Deferred revenue is included in other current liabilities.

Costs of Services

Costs of services include data acquisition and royalty fees, personnel costs related to our databases and software applications, consumer and call center support costs, hardware and software maintenance costs, telecommunication expenses and occupancy costs associated with the facilities where these functions are performed. Cost of services included research and development costs of $6.9 million, $7.6 million and $8.4 million in 2010, 2009 and 2008, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include personnel-related costs for sales, administrative and management employees, costs for professional and consulting services, advertising and occupancy and facilities expense of these functions. Advertising costs are expensed as incurred and totaled $31.4 million, $26.5 million and $20.3 million in 2010, 2009 and 2008, respectively.

Stock-Based Compensation

Compensation expense for all stock-based compensation awards is determined using the grant date fair value and includes an estimate for expected forfeitures. Expense is recognized on a straight-line basis over the requisite service period of the award, which is generally equal to the vesting period. The details of our stock-based compensation program are discussed in Note 16, “Stock-Based Compensation.”

Income Taxes

Deferred income tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax basis of assets and liabilities, as measured by current enacted tax rates. The effect of a tax rate change on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date of the change. We periodically assess the recoverability of our deferred tax assets, and a valuation allowance is recorded against deferred tax assets if it is more likely than not that some portion of the deferred tax assets will not be realized. See Note 15, “Income Taxes,” for additional information.

Foreign Currency Translation

The functional currency for each of our foreign subsidiaries is that subsidiary’s local currency. We translate the assets and liabilities of foreign subsidiaries at the year-end exchange rate, and translate revenues and expenses at the monthly average rates during the year. We record the resulting translation adjustment as a component of other comprehensive income in stockholders’ equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. For 2010, 2009 and 2008, there were exchange rate losses of $0.2 million, $0.5 million and $2.9 million, respectively.

Acquisitions

We acquire businesses that complement our existing services or provide new products or services that meet our strategic objectives. Effective January 1, 2009, we adopted new guidance issued by the Financial Accounting Standards Board (FASB) relating to accounting for acquisitions. Details of our significant acquisitions are included in Note 19, “Business Acquisitions.”

Cash and Cash Equivalents

We consider investments in highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is based on our historical write-off experience, analysis of the aging of outstanding receivables, customer payment patterns and the establishment of specific reserves for customers in adverse financial condition or for existing contractual disputes. Adjustments to the allowance are recorded as a bad debt expense in selling, general and administrative expenses. Trade receivables are written off against the allowance when they are determined to be no longer collectible. We reassess the adequacy of the allowance for doubtful accounts each reporting period.

Long-Lived Assets

Property, Plant, Equipment and Intangibles

Property, plant and equipment is stated at cost and is depreciated primarily using the straight-line method over the estimated useful lives of the assets. Buildings and building improvements are generally depreciated over twenty years. Computer equipment and purchased software are depreciated over three to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the lease term. Other assets are depreciated over five to seven years. Intangibles, other than indefinite-lived intangibles, are amortized using the straight-line method over their economic life, generally three to twenty years. Assets to be disposed of are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value, less costs to sell, and are no longer depreciated. See Note 5, “Property, Plant and Equipment,” for additional information about these assets.

Internal Use Software

We monitor the activities of each of our internal use software and system development projects and analyze the associated costs, making an appropriate distinction between costs to be expensed and costs to be capitalized. Costs incurred during the preliminary project stage are expensed as incurred. Many of the costs incurred during the application development stage are capitalized, including costs of software design and configuration, development of interfaces, coding, testing and installation of the software. Once the software is ready for its intended use, it is amortized on a straight-line basis over its useful life, generally three to seven years.

Impairment of Long-Lived Assets

We review long-lived assets that are subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. No significant impairment charges were recorded during 2010, 2009 or 2008.

Marketable Securities

We classify our investments in debt and equity securities in accordance with our intent and ability to hold the investments. Held-to-maturity securities are carried at amortized cost, which approximates fair value, and are classified as either short-term or long-term investments based on the contractual maturity date. Earnings from these securities are reported as a component of interest income. Available-for-sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, included in other comprehensive income in stockholders’ equity. Trading securities are carried at fair market value, with unrealized gains and losses included in income. We follow the fair value guidance issued by the FASB to measure the fair value of our financial assets as further described below. Details of our marketable securities are included in Note 4, “Marketable Securities.”

We periodically review our marketable securities to determine if there is an other-than-temporary impairment on any security. If it is determined that an other-than-temporary decline in value exists, we write down the investment to its market value and record the related impairment loss in other income.

Fair Value

Effective January 1, 2008, we adopted guidance issued by the FASB relating to measuring the fair value of assets and liabilities. The guidance establishes a single authoritative definition of fair value for assets and liabilities, sets out a framework for measuring fair value, and provides a hierarchal disclosure framework for assets and liabilities measured at fair value. The impact of the adoption was not material to our results of operations or financial position. Required disclosures about fair value are included in Note 17, “Fair Value.”

Goodwill and Other Indefinite-Lived Intangibles

Goodwill and other indefinite-lived intangible assets are allocated to various reporting units, which are an operating segment or one reporting level below an operating segment. We test goodwill and indefinite-lived intangible assets for impairment on an annual basis, in the fourth quarter, or on an interim basis if an indicator of impairment is present. For goodwill, we compare the fair value of each reporting unit to its carrying amount to determine if there is potential goodwill impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill. For other indefinite-lived intangibles, we compare the fair value of the asset to its carrying value to determine if there is an impairment. If the fair value of the asset is less than its carrying value, an impairment loss is recorded. We use discounted cash flow techniques to determine the fair value of our reporting units and other indefinite-lived intangibles. See Note 6, “Goodwill,” and Note 7, “Purchased Intangible Assets,” for additional information about these assets.

Benefit Plans

We maintain a 401(k) defined contribution profit sharing plan for eligible employees. We provide a partial matching contribution and a discretionary contribution based on a fixed percentage of a participant’s eligible compensation. Expense related to this plan was $10.5 million, $13.1 million and $12.6 million in 2010, 2009 and 2008, respectively. We also maintain a nonqualified deferred compensation plan for certain key employees. The deferred compensation plan contains both employee deferred compensation and company contributions. These investments are held in the TransUnion Rabbi Trust, and are included in other marketable securities and other assets on the balance sheet. The assets held in the Rabbi Trust are for the benefit of the participants in the deferred compensation plan, but are available to our general creditors in the case of our insolvency. The liability for amounts due to these participants is included in other current liabilities and other liabilities on the balance sheet.

Recently Adopted Accounting Pronouncements

Effective January 1, 2009, we adopted authoritative guidance that changes the accounting and reporting for non-controlling interests as codified in ASC 810, Consolidation. Non-controlling interests, previously referred to as minority interests, are now reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions. Upon the loss of control, any retained non-controlling equity investment in the former subsidiary is measured at fair value, with any gain or loss recognized in net income. The adopted guidance relating to non-controlling interests applies prospectively, except for the requirements relating to the presentation and disclosure of non-controlling interests in the financial statements which have been applied retrospectively to all periods presented.

Effective January 1, 2009, we adopted authoritative guidance for business combinations codified in ASC 805, Business Combinations. The guidance retains the fundamental requirement that the acquisition method of accounting, previously referred to as the purchase method of accounting, be used for all business combinations. It also introduced a number of changes, including the way assets and liabilities are valued, recognized and measured as a result of business combinations. ASC 805 requires an acquisition date fair value measurement of assets acquired and liabilities assumed. It also requires capitalization of in-process research and development at fair value and requires acquisition-related costs to be expensed as incurred.

Effective January 1, 2010, we adopted authoritative guidance for variable interest entities codified in Accounting Standards Update (ASU) 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 amends previous guidance and eliminates the exceptions to consolidating qualifying special-purpose entities and contains new guidance for determining the primary beneficiary of a variable interest entity. ASU 2009-17 also requires an ongoing assessment of whether an enterprise is the primary beneficiary and enhanced disclosures regarding an entity’s involvement in a variable interest entity. ASU 2009-17 became effective as of the beginning of the first annual reporting period that began after November 15, 2009. The adoption of ASU 2009-17 did not have a material impact on our financial statements.

Effective January 1, 2010, we early adopted authoritative guidance for revenue recognition codified in ASU 2009-13, Multiple-Deliverable Revenue Arrangements. ASU 2009-13 modifies the revenue recognition guidance for arrangements that involve the delivery of multiple elements. Under the new guidance, arrangement consideration is allocated to all deliverables based on the relative selling price of each element. In cases where specific objective evidence of a deliverable’s selling price is not available, the new guidance requires consideration to be allocated based on the deliverable’s estimated selling price. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The adoption of ASU 2009-13 did not have a material impact on our financial statements.

Recent Accounting Pronouncement not yet Adopted

There are no recent accounting pronouncements that have yet to be adopted that would have a material impact on our financial statements.

2. Change in Control

On June 15, 2010, MDCPVI TU Holdings, LLC, an entity beneficially owned by affiliates of Madison Dearborn Partners, LLC, acquired 51.0% of the outstanding common stock of TransUnion Corp. from existing stockholders of the Company. The remaining common stock was retained by existing stockholders of the Company, including 48.15% by Pritzker family business interests and 0.85% by certain members of senior management who rolled over their equity into non-voting common stock of the Company. The Change in Control Transaction included a merger of TransUnion Merger Corp. (“MergerCo”) with and into TransUnion Corp., with TransUnion Corp. continuing as the surviving corporation. As part of the merger, outstanding common stock of TransUnion Corp., other than common stock held by MergerCo, converted into the right to receive cash in an aggregate amount of $1,175.2 million, or $24.37 per share. In connection with the merger, all issued and outstanding common stock of TransUnion Corp. and all treasury stock were cancelled pursuant to Delaware law. Stockholders of MergerCo were issued new TransUnion Corp. voting common stock or non-voting common stock in exchange for their common stock of MergerCo. The Change in Control Transaction was accounted for as a recapitalization of the Company in accordance with Accounting Standards Codification (ASC) 805, Business Combinations, with the necessary adjustments reflected in the equity section and the retention of the historical book values of assets and liabilities on the balance sheet as of June 15, 2010.

Included in the merger consideration is $12.6 million for expected payments due to the Pritzker family business interests related to their indemnification of tax expense under the terms of the Stock Purchase Agreement. During 2010, payments of $3.4 million were made to the Pritzker family business interests. The remaining accrual of $9.3 million is subject to future adjustments based on a final determination of tax expense, with any adjustment to be recorded as a charge to retained earnings.

In connection with this transaction, the Company incurred $1,626.7 million of debt, consisting of a seven-year $950.0 million senior secured term loan, $15.0 million of a five-year $200.0 million senior secured revolving line of credit, $645.0 million of unsecured private placement notes, and a $16.7 million non-interest bearing loan from an entity owned by Pritzker family business interests. The proceeds of these financing transactions were used to fund a portion of the merger consideration described above and to repay $487.5 million of existing bank debt. See Note 13, “Debt,” for additional information regarding these transactions.

We refer to the above transactions collectively as the Change in Control Transaction.

The following table provides the sources and uses of funds used to complete these transactions:

(in millions)	Sources of Cash		Uses of Cash
Cash on hand	$140.3	Merger consideration	$1,187.9
Senior secured term loan	950.0	Repayment of existing debt and accrued interest	490.6
Senior secured revolving line of credit	15.0	Debt financing fees and expenses	85.5
Private placement notes	645.0	Deal transaction fees and expenses	28.0
Pritzker family business interests loan	16.7
Sale of other marketable securities	25.0

Total sources of cash	$1,792.0	Total uses of cash	$1,792.0

Debt financing fees have been allocated to the various loans and will be amortized to interest expense over the life of the corresponding loans. All transaction fees were expensed as incurred and included in other expense in accordance with ASC 805.

3. Other Current Assets

Other current assets at December 31, 2010, and December 31, 2009, consisted of the following:

(in millions)	2010	2009
Prepaid expenses	$25.1	$24.8
Deferred financing fees	10.4	—
Income taxes receivable	11.0	8.2
Deferred income tax assets	1.2	0.5
Other	2.3	1.7

Total other current assets	$50.0	$35.2

Deferred financing fees included in other current assets increased to $10.4 million at December 31, 2010, due to the payment of financing fees for the new debt obligations as discussed further in Note 13, “Debt.” The long-term portion of deferred financing fees is included in other assets as discussed in Note 8, “Other Assets,” below.

4. Marketable Securities

Marketable securities at December 31, 2010, and December 31, 2009, consisted of the following:

(in millions)	2010	2009
Available-for-sale securities	$0.1	$114.6
Held-to-maturity securities	—	2.9
Trading securities	19.2	18.6

Total marketable securities	$19.3	$136.1

The cost and fair value of our available-for-sale securities at December 31, 2010, and December 31, 2009, consisted of the following:

(in millions)	2010		2009
	Cost	Fair value	Cost	Fair value
Auction rate securities	$—	$—	$114.4	$114.4
Equity securities	0.1	0.1	0.1	0.2

Total available-for-sale securities	$0.1	$0.1	$114.5	$114.6

The decrease in available-for-sale securities was due to the sale and redemption of all of the Company’s auction rate securities (ARS) during 2010. The Company sold $34.3 million of ARS to UBS Financial Services under the terms of a rights offering at par value on June 30, 2010. The remaining UBS Financial Services ARS were sold to third parties or redeemed prior to June 30, 2010. On June 15, 2010, the Company sold $25.0 million of other ARS to an entity owned by Pritzker family business interests at par value in connection with the Change in Control Transaction described in Note 2, “Change in Control.” The fair value of all ARS sold and redeemed during the year was equal to the par value of the securities. There were less than $0.1 million of unrecognized gains on available-for-sale securities at December 31, 2009. Earnings from available for sale securities were $0.2 million, $1.5 million and $7.2 million in 2010, 2009 and 2008, respectively, and are included in other income.

Held-to-maturity securities are carried at amortized cost, which approximates fair value, and are classified as either short-term or long-term investments based on the contractual maturity date. During 2010, our previously owned held-to-maturity securities matured. Earnings from these securities were less than $0.1 million, $0.2 million and $2.5 million in 2010, 2009 and 2008, respectively, and are included in interest income. All held-to-maturity securities were classified as short-term at December 31, 2009, based upon maturity dates of less than one year.

Trading securities are carried at fair market value with unrealized gains and losses included in income. These securities relate to a nonqualified deferred compensation plan held in trust for the benefit of plan participants. Earnings from trading securities included in other income were $0.6 million and $0.7 million, including unrealized gains of $0.1 million and $0.3 million, for the years ended December 31, 2010 and 2009, respectively. The Company did not classify any securities as trading securities during 2008.

We review the carrying value of investments to determine whether there is an other-than-temporary decline in the market value, which would require us to recognize an impairment loss. In 2008, we recognized an other-than-temporary loss of $7.7 million in other income related to impairments of our available-for-sale securities. There were no other-than-temporary impairments of marketable securities in 2010 or 2009.

5. Property, Plant and Equipment

Property, plant and equipment at December 31, 2010, and December 31, 2009, consisted of the following:

(in millions)	2010	2009
Purchased and internally developed software	$336.9	$311.4
Computer equipment and furniture	215.2	209.4
Building and building improvements	59.8	54.7
Land	3.2	3.2

Total cost of property, plant and equipment	615.1	578.7
Less: accumulated depreciation	(429.0)	(397.8)

Total property, plant and equipment, net of accumulated depreciation	$186.1	$180.9

Depreciation expense was $64.6 million, $67.0 million and $69.7 million in 2010, 2009 and 2008, respectively.

6. Goodwill

Goodwill is tested for impairment at the reporting unit level on an annual basis, in the fourth quarter, or on an interim basis if circumstances change that could reduce the fair value of a reporting unit below its carrying value. Our reporting units are consistent with our operating segments for U.S. Information Services and Interactive, and are the geographic regions for our International segment. The International reporting units are Africa, Canada, Latin America and Asia.

Our impairment test is performed using a discounted cash flow analysis that requires certain assumptions and estimates regarding economic factors and future profitability. Goodwill impairment tests performed during 2010 and 2009 resulted in no impairment, except for amounts recorded in discontinued operations as discussed in Note 20, “Discontinued Operations,” below. At December 31, 2010, there were no accumulated goodwill impairment losses.

Goodwill allocated to our reportable segments at December 31, 2008, and changes in the carrying amount of goodwill during the twenty four months ended December 31, 2010, consisted of the following:

(in millions)	USIS	Interactive	International	Total
Balance, December 31, 2008	$69.1	$45.9	$38.0	$153.0
Acquisitions	53.7	—	—	53.7
Foreign exchange rate adjustment	—	—	6.8	6.8

Balance, December 31, 2009	$122.8	$45.9	$44.8	$213.5
Acquisitions	0.2	—	4.9	5.1
Intersegment transfer	(3.5)	—	3.5	—
Foreign exchange rate adjustment	—	—	5.1	5.1

Balance, December 31, 2010	$119.5	$45.9	$58.3	$223.7

See Note 19, “Business Acquisitions,” for information on our business acquisitions. As described in Note 1, “Significant Accounting and Reporting Policies,” we moved our Puerto Rico operations from the U.S. Information Services segment to the International segment. As a result, $3.5 million of goodwill associated with Puerto Rico was transferred from our USIS segment to our International segment in accordance with ASC 350, Intangibles—Goodwill and Other.

7. Purchased Intangible Assets

Purchased intangible assets are initially recorded at their acquisition cost, or fair value if acquired as part of a business combination, and amortized over their estimated useful lives.

Purchased intangible assets at December 31, 2010, and December 31, 2009, consisted of the following:

	2010			2009
(in millions)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Purchased credit files	$239.8	$(177.9)	$61.9	$239.7	$(166.7)	$73.0
Databases	33.0	(12.7)	20.3	29.4	(9.6)	19.8
Customer lists	41.9	(11.5)	30.4	40.2	(9.4)	30.8
Trademarks, copyrights and patents	12.2	(7.2)	5.0	11.5	(6.3)	5.2
Noncompete agreements	0.5	(0.2)	0.3	0.5	—	0.5

Total purchased intangible assets	$327.4	$(209.5)	$117.9	$321.3	$(192.0)	$129.3

All amortizable intangibles are amortized on a straight-line basis over their estimated useful lives. Purchased credit files are amortized over a fifteen-year period. Our databases are amortized over estimated useful lives of up to ten years. Customer lists are amortized over five to twenty years. Trademarks, copyrights and patents are amortized over varying periods based on their estimated economic life. Amortization expense related to intangible assets was $17.0 million, $14.6 million and $16.0 million in 2010, 2009 and 2008, respectively. Substantially all purchased intangible assets are in our U.S. Information Services segment.

Estimated future amortization expense related to purchased intangible assets at December 31, 2010, is as follows:

(in millions)	Annual Amortization Expense
2011	$17.3
2012	17.2
2013	16.9
2014	16.5
2015	13.6
Thereafter	36.4

Total future amortization expense	$117.9

8. Other Assets

Other assets at December 31, 2010, and December 31, 2009, consisted of the following:

(in millions)	2010	2009
Investments in affiliated companies	$30.1	$18.2
Deferred financing fees	59.8	10.6
Deferred income tax assets	1.6	—
Other	1.3	5.6

Total other assets	$92.8	$34.4

See Note 9, “Investments in Affiliated Companies,” for information about the increase in investments in affiliated companies. Deferred financing fees included in other assets increased to $59.8 million at December 31, 2010, due to the payment of financing fees for the new debt obligations, offset by the write-off of deferred financing fees from the payoff of the senior unsecured credit facility, all as further described in Note 13, “Debt.” The current portion of deferred financing fees is included in other current assets as discussed in Note 3, “Other Current Assets,” above.

9. Investments in Affiliated Companies

Investments in affiliated companies represent our investment in non-consolidated domestic and foreign entities. These entities are in businesses similar to ours, such as credit reporting, credit scoring and credit monitoring services.

We use the equity method to account for investments in affiliates where we have at least a 20% ownership interest or are able to exercise significant influence. For these investments, we adjust the carrying value for our proportionate share of the affiliates’ earnings, losses and distributions, as well as for purchases and sales of our ownership interest.

We use the cost method to account for all other nonmarketable investments. For these investments, we adjust the carrying value for purchases and sales of our ownership interests and for distributions received from the affiliates in excess of their earnings.

For all investments, we adjust the carrying value if we determine that an other-than-temporary impairment in value has occurred. There were no impairments of investments in affiliated companies taken in 2010, 2009 or 2008.

Investments in affiliated companies at December 31, 2010, and December 31, 2009, consisted of the following:

(in millions)	2010	2009
Equity method investments	$24.2	$11.4
Cost method investments	5.9	6.8

Total investments in affiliated companies	$30.1	$18.2

These balances are included in other assets on the balance sheet. During 2010, we acquired an additional equity interest in an unconsolidated India subsidiary that was reflected in the increase in our equity method investments. Our share in the earnings of our equity method investees were $8.4 million, $5.3 million and $6.6 million in 2010, 2009 and 2008, respectively, and has been included in other income. Dividends received from equity method investments were $4.9 million, $4.1 million and $4.4 million in 2010, 2009 and 2008, respectively.

10. Accounts Payable

Accounts payable at December 31, 2010 and 2009, was as follows:

(in millions)	2010	2009
Accounts payable	$65.8	$38.0

Accounts payable increased to $65.8 million at December 31, 2010, primarily due to year end accruals for new equipment and services received in 2010.

11. Other Current Liabilities

Other current liabilities at December 31, 2010, and December 31, 2009, consisted of the following:

(in millions)	2010	2009
Accrued payroll	$47.1	$43.2
Accrued employee benefits	22.0	17.2
Deferred revenue	6.6	9.3
Accrued liabilities	4.4	2.9
Other	23.3	11.9

Total other current liabilities	$103.4	$84.5

Accrued employee benefits included in other current liabilities increased to $22.0 million at December 31, 2010, primarily due to the reclassification of $8.8 million from other liabilities to reflect retirement benefits scheduled to be distributed in early 2011. Other increased to $23.3 million at December 31, 2010, primarily due to $9.3 million of remaining expected payments due to the Pritzker family business interests related to their indemnification of tax expense under the terms of the Stock Purchase Agreement. The remaining accrual is subject to future adjustments based on a final determination of tax expense, with any adjustment to be recorded as a charge to retained earnings. See Note 2, “Change in Control,” for additional information.

12. Other Liabilities

Other liabilities at December 31, 2010, and December 31, 2009, consisted of the following:

(in millions)	2010	2009
Retirement benefits	$10.8	$18.1
Deferred income taxes	25.6	12.6
Unrecognized tax benefits	2.1	2.8
Other	0.5	0.5

Total other liabilities	$39.0	$34.0

Retirement benefits included in other liabilities decreased to $10.8 million at December 31, 2010, primarily due to the reclassification of $8.8 million to other current liabilities to reflect scheduled distributions in early 2011. Deferred income taxes increased to $25.6 million at December 31, 2010, primarily due to the vesting of restricted stock in connection with the Change in Control Transaction and other adjustments.

13. Debt

In connection with the Change in Control Transaction described in Note 2, “Change in Control,” the Company incurred new debt to fund the Change in Control Transaction, including the merger consideration, repayment of existing debt, and various financing and transaction fees and expenses. Debt outstanding at December 31, 2010, and December 31, 2009, consisted of the following:

(in millions)	2010	2009
Senior secured term loan, payable in quarterly installments through June 15, 2017, including variable interest (6.75% at December 31, 2010) at LIBOR or alternate base rate, plus applicable margin	$945.2	$—
Senior secured revolving line of credit, due on June 15, 2015, variable interest (6.75% at December 31, 2010) at LIBOR or alternate base rate, plus applicable margin	—	—
Outstanding private placement notes, principal due June 15, 2018, semi-annual interest payments, 11.375% fixed interest per annum	645.0	—
RFC loan due December 15, 2018, excluding imputed interest of 11.625%	14.2	—
Note payable for 2007 acquisition, payable in annual installments through 2012, excluding imputed interest of 4.69%	1.6	2.2
Secured line of credit, net zero interest cost, secured by UBS auction rate securities	—	89.1
Senior unsecured credit facility, repaid in connection with the Change in Control Transaction (Note 2 )	—	500.0

Total debt	$1,606.0	$591.3
Less short-term debt and current maturities	(15.1)	(139.7)

Total long-term debt	$1,590.9	$451.6

Scheduled future maturities of total debt at December 31, 2010, are as follows:

(in millions)	Amount
2011	$15.1
2012	10.4
2013	9.5
2014	9.5
2015	9.5
Thereafter	1,552.0

Total	$1,606.0

Senior Secured Credit Facility

In connection with the Change in Control Transaction described in Note 2, “Change in Control,” on June 15, 2010, the Company, with Trans Union LLC as borrower, entered into a senior secured credit agreement with various lenders. The credit facility consists of a seven-year $950.0 million senior secured term loan and a five-year $200.0 million senior secured revolving line of credit. Interest rates on the borrowings are based on the London Interbank Offered Rate (LIBOR) unless otherwise elected, subject to a floor, plus an applicable margin of between 3.5% and 5.0% based on our net leverage ratio and the type of rate elected. There is a 0.5% commitment fee due each quarter based on the undrawn portion of the revolving line of credit. To secure the financing, we incurred $55.2 million of fees that were deferred and allocated between the senior secured term loan and the revolving line of credit. The deferred financing fees allocated to the senior term loan are being amortized as additional interest expense over the term of the loan using the effective interest rate method. The deferred financing fees allocated to the revolving line of credit are being amortized over its term on a straight-line basis, and will be recorded as additional interest expense to the extent we borrow against the revolving line of credit, or as other expense to the extent we do not borrow against the revolving line of credit. With certain exceptions, the obligations are secured by a first-priority security interest in substantially all of the assets of Trans Union LLC, including the investment in subsidiaries.

The credit agreement contains various restrictions and nonfinancial covenants, along with financial covenants including an interest coverage ratio and a net leverage ratio covenant. The nonfinancial covenants include restrictions on dividends, investments, capital expenditures, dispositions, future borrowings and other specified payments, as well as additional reporting and disclosure requirements. We are in compliance with all of the loan covenants.

Under the senior secured term loan, the Company is required to make principal payments of 0.25% of the original principal balance at the end of each quarter with the remaining principal balance due June 15, 2017. During 2010, the Company repaid $4.8 million of principal on this loan. The Company will also be required to begin making principal payments in 2012 based on excess cash flows of the prior year. Depending on the net leverage ratio for the year, a principal payment of between zero and fifty percent of the excess cash flows will be due the following year. Under the senior secured revolving line of credit, the entire principal is due June 15, 2015. During the third quarter, the Company repaid the entire $15.0 million drawn on this loan to partially fund the Change in Control Transaction described in Note 2, “Change in Control.”

Total interest expense on these loans from June 15, 2010, the date of borrowing, through December 31, 2010, was $39.2 million, which included $3.5 million of deferred financing fees that were amortized as additional interest expense. Loan fees paid and financing fees amortized related to the undrawn portion of the revolving line of credit were $1.5 million for the same period and are included in other expense. We incurred a $10.0 million commitment fee for an unused bridge loan made available for the Change in Control Transaction that is included in other expense.

See Note 26, “Subsequent Event,” for changes to our senior secured credit facility subsequent to December 31, 2010.

Outstanding Private Placement Notes

In connection with the Change in Control Transaction described in Note 2, “Change in Control,” on June 15, 2010, Trans Union LLC and wholly-owned subsidiary TransUnion Financing Corporation issued $645.0 million of unsecured private placement notes to certain private investors. The notes mature on June 15, 2018. Interest on the notes is payable semi-annually at a fixed rate of 11.375% per annum. To secure the financing, we incurred $20.3 million of fees, including commissions paid to the initial purchasers of the notes, which were deferred and are being amortized as additional interest expense over the term of the notes using the effective interest rate method.

The indenture governing the notes contains nonfinancial covenants that include restrictions on dividends, investments, capital expenditures, dispositions, future borrowings and other specified payments, as well as additional reporting and disclosure requirements. We are in compliance with all covenants under the indenture. In connection with the issuance of the notes, we entered into a registration rights agreement that requires us to file a registration statement with the SEC, for the benefit of the noteholders, on or before June 15, 2011, and to make an exchange offer for the notes on or before October 13, 2011. In the event that the exchange offer is not timely consummated, which is not expected, additional interest of 0.25% annually will accrue for the first 90-day period following the deadline for consummating the exchange offer, with an additional 0.25% annually for each subsequent 90-day period, up to a maximum of 1.00% annually.

Total interest expense from June 15, 2010, the issue date of the notes, through December 31, 2010, was $40.6 million, which included $0.8 million of deferred financing fees that were amortized as additional interest expense.

RFC Loan

In connection with the change in control, on June 15, 2010, the Company borrowed $16.7 million from an entity owned by Pritzker family business interests under the foreign cash loan (the “RFC loan”). The loan was made to the Company to assist in financing the Change in Control Transaction. The loan is an unsecured, non-interest bearing note, discounted by $2.5 million for imputed interest, due December 15, 2018, with prepayments of principal due annually based on excess foreign cash flows. Interest expense is calculated under the effective interest method using an imputed interest rate of 11.625%.

Secured Line of Credit

During the year 2010, all of our UBS-held auction rate securities were redeemed or sold, and the proceeds were used to repay the full $89.1 million outstanding balance due under our secured line of credit with UBS.

Senior Unsecured Credit Facility Repayment and Related Interest Rate Swap Settlement

During the three months ended March 31, 2010, the Company made principal payments of $12.5 million toward this loan facility. In connection with the Change in Control Transaction, on June 15, 2010, the Company repaid the remaining $487.5 million balance of this loan. We also cash settled swap instruments held as an interest rate hedge on this loan facility and realized a loss of $2.1 million that is included in other expense. Total 2010 interest expense related to the term loan through June 15, the date of payoff, was $9.1 million, which included $1.2 million of amortized financing fees and $1.7 million of net payments on the swap instruments. The Company also expensed $8.9 million of remaining unamortized deferred financing fees associated with this loan facility in 2010 that are included in other expense.

14. Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted average number of common stock outstanding during the reported period. Diluted earnings per share reflects the effect of the increase in shares outstanding determined by using the treasury stock method for awards issued under our long-term incentive stock plans. There were 1,808 and 31,117 and no anti-dilutive stock awards outstanding at December 31, 2010, 2009 and 2008, respectively, which were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive. The calculations of basic and diluted weighted average shares outstanding and earnings per share for the years ended December 31, 2010, 2009 and 2008 were as follows:

	Twelve Months Ended December 31,
(in millions, except per share data)	2010	2009	2008
Income from continuing operations	$36.7	$132.3	$134.4
Less:
Income from continuing operations attributable to noncontrolling interests	(8.3)	(8.1)	(9.2)

Income from continuing operations attributable to TransUnion Corp. common stockholders	28.4	124.2	125.2
Discontinued operations, net of tax	8.2	1.2	(15.9)

Net income attributable to TransUnion Corp.	$36.6	$125.4	$109.3

Weighted-average shares outstanding, basic	51.1	109.5	124.5
Effect of dilutive securities:
Unvested equity awards issued under the long-term incentive stock plan	0.2	0.3	0.5

Weighted-average shares outstanding, diluted	51.3	109.8	125.0

Basic earnings (loss) per common share:
Income from continuing operations attributable to TransUnion Corp. common stockholders	$0.55	$1.13	$1.01
Discontinued operations, net of tax	0.16	0.01	(0.13)
Net income attributable to TransUnion Corp. common stockholders	0.72	1.15	0.88

Diluted earnings (loss) per common share:
Income from continuing operations attributable to TransUnion Corp. common stockholders	$0.55	$1.13	$1.00
Discontinued operations, net of tax	0.16	0.01	(0.13)
Net income attributable to TransUnion Corp. common stockholders	0.71	1.14	0.87

On June 15, 2010, MDCPVI TU Holdings, LLC, an entity beneficially owned by affiliates of Madison Dearborn Partners, LLC, acquired 51% of TransUnion Corp. As part of the merger, outstanding common stock of TransUnion Corp., other than common stock held by MergerCo, converted into the right to receive cash in an aggregate amount of $1,175.2 million. In connection with the merger, all issued and outstanding common stock of TransUnion Corp. and all treasury stock were cancelled pursuant to Delaware law. Stockholders of MergerCo were issued new TransUnion Corp. voting common stock or non-voting common stock in exchange for their common stock of MergerCo. See Note 2, “Change in Control,” for additional information.

On November 3, 2009, our Board of Directors approved an offer to purchase up to $900.0 million of stock for cash from the stockholders of record as of November 17, 2009. On December 17, 2009, we purchased $900.0 million of common stock from the stockholders of record at a purchase price of $26.24 per share, which was based on a valuation of all outstanding common stock as of November 16, 2009.

On October 20, 2008, our Board of Directors approved an offer to purchase up to $400.0 million of stock for cash from the stockholders of record as of October 27, 2008. We purchased 15.4 million shares in

November 2008, and approximately an additional 43,000 restricted shares in January, 2009 for a total of $400.0 million from the stockholders of record at a purchase price of $25.85 per share, which was based on a valuation of all outstanding common stock as of October 24, 2008.

15. Income Taxes

The provision (benefit) for income taxes on income from continuing operations for the years ended December 31 consisted of the following:

(in millions)	2010	2009	2008
Federal
Current	$9.7	$38.0	$30.5
Deferred	10.4	9.1	17.0
State
Current	(2.2)	2.6	1.7
Deferred	0.1	0.6	1.1
Foreign
Current	26.1	24.0	24.6
Deferred	2.2	(0.9)	0.6

Total provision for income taxes	$46.3	$73.4	$75.5

The components of income from continuing operations before income taxes for the years ended December 31 consisted of the following:

(in millions)	2010	2009	2008
Domestic	$12.4	$135.0	$138.5
Foreign	70.6	70.7	71.4

Total income from continuing operations before income taxes	$83.0	$205.7	$209.9

The benefit for income taxes on the loss of discontinued operations for the year ended December 31, 2010, was $2.9 million. The provision for income taxes on the income of discontinued operations for the years ended December 31, 2009 and 2008, was $0.1 million and $12.1 million, respectively. The 2008 income tax expense for discontinued operations included a $13.1 million valuation allowance against the deferred tax asset generated by the impairment of assets and the loss on the sale of the Real Estate Services businesses.

The effective income tax rate reconciliation for the years ended December 31 consisted of the following:

(in millions)	2010		2009		2008
Income taxes at 35% statutory rate	$29.0	35.0%	$71.8	35.0%	$73.4	35.0%
Increase (decrease) resulting from:
State taxes net of federal income tax benefit	(1.6)	(2.0)	1.8	0.9	1.4	0.7
Foreign rate differential	(0.2)	(0.2)	(2.1)	(1.1)	(0.5)	(0.3)
Nondeductible Change in Control Transaction expenses	9.5	11.4	—	—	—	—
Credits and other	9.6	11.6	1.9	0.9	1.2	0.6

Total	$46.3	55.8%	$73.4	35.7%	$75.5	36.0%

The change in credits and other between 2010 and 2009 was primarily due to the limitation on our foreign tax credit of $6.1 million, or 7.3%, resulting from the increased interest expense. There were no other significant items included in the 2010 credits and other. The change in state taxes, net of federal benefit, between 2010 and 2009 was primarily due to changes in state apportionment factors and our state tax combined filings.

The change in the foreign rate differential between 2010 and 2009 was primarily due to recording a valuation allowance against foreign tax loss carryforwards. The change in foreign rate differential between 2009 and 2008 was primarily due to reduced dividend tax in South Africa and reduced tax rates in several countries.

Components of net deferred income tax at December 31, 2010, and December 31, 2009, consisted of the following:

(in millions)	2010	2009
Deferred income tax assets:
Deferred compensation	$6.9	$7.4
Stock-based compensation	0.9	6.8
Employee benefits	5.5	6.1
Legal reserves and settlements	1.4	0.8
Loss and credit carryforwards	12.8	3.3
Other	4.1	5.2

Gross deferred income tax assets	31.6	29.6
Valuation allowance	(12.8)	(3.0)

Total deferred income tax assets, net	$18.8	$26.6

Deferred income tax liabilities:
Depreciation and amortization	(32.5)	(31.0)
Derivative instruments	(0.8)	(0.7)
Other	(8.3)	(7.0)

Total deferred income tax liability	$(41.6)	$(38.7)

Net deferred income tax liability	$(22.8)	$(12.1)

The temporary differences resulting from differing treatment of items for tax and accounting purposes result in deferred tax assets and liabilities. If deferred tax assets are not likely to be recovered in future years, a valuation allowance is recorded. As of December 31, 2010, a valuation allowance of $12.8 million was recorded against the deferred tax asset generated by capital loss, foreign loss and foreign tax credit carryforwards. As of December 31, 2009, a valuation allowance of $3.0 million was recorded against the deferred tax asset primarily generated by a capital loss carry forward. Our loss and credit carryforwards will expire over the next ten years.

We have not provided for U.S. deferred income tax or foreign withholding tax on undistributed accumulated earnings in the amount of $106.4 million for certain non-U.S. subsidiaries, since these earnings are intended to be permanently reinvested in operations outside of the United States. It is impractical at this time to determine the tax impact if these earnings were distributed.

The total amount of unrecognized tax benefits as of December 31, 2010 and 2009, was $2.1 million and $2.8 million, respectively. The amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, was $1.6 million and $2.4 million as of December 31, 2010 and 2009, respectively.

Total amount of unrecognized tax benefits at December 31, 2010, and December 31, 2009, consisted of the following:

(in millions)	2010	2009
Balance as of January 1	$2.8	$4.5
Additions for tax positions of prior years	—	0.7
Reductions for tax positions of prior years	—	(0.8)
Additions for tax positions of current year	0.4	0.3
Reductions relating to settlement and lapse of statute	(1.1)	(1.9)

Balance as of December 31	$2.1	$2.8

Consistent with prior periods, we classify interest on unrecognized tax benefits as interest expense and tax penalties as other income or expense on the statement of income. We classify any interest or penalties related to unrecognized tax benefits as other liabilities on the balance sheet. Interest related to taxes was insignificant for the year ended December 31, 2010, and was income of $0.1 million for the year ended December 31, 2009. The accrued interest payable for taxes as of December 31, 2010 and 2009, was $0.5 million for both years. There was no significant expense recognized in 2010 or 2009 for tax penalties and there was no liability recorded for tax penalties as of December 31, 2010 or 2009.

We are regularly audited by federal, state, local and foreign taxing authorities. Given the uncertainties inherent in the audit process, it is reasonably possible that certain audits could result in a significant increase or decrease in the total amount of unrecognized tax benefits. An estimate of the range of the increase or decrease in unrecognized tax benefits due to audit results cannot be made at this time. As of December 31, 2010, tax years 2004 and forward remained open for examination in some state and foreign jurisdictions, and tax years 2006 and forward remained open for the U.S. federal audit.

16. Stock-Based Compensation

Stock-based compensation expense recognized in 2010, 2009 and 2008 totaled $31.8 million, $16.4 million and $20.7 million, respectively. The income tax benefit related to stock-based compensation expense was approximately $11.5 million, $5.8 million and $7.4 million in 2010, 2009 and 2008, respectively.

All unvested restricted stock previously issued to employees under the TransUnion Corp. Equity Award Program immediately vested upon the Change in Control Transaction described in Note 2, “Change in Control.” As a result, the Company recognized $20.7 million of additional stock-based compensation expense on the date of the Change in Control Transaction. The income tax benefit of the additional stock-based compensation expense was approximately $7.5 million.

The following table summarizes restricted stock and restricted stock unit activity for the years ended December 31, 2010, 2009 and 2008:

	Restricted Stock		Restricted Stock Units
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2007	1,160,680	$24.10	114,102	$23.23
Granted	507,749	28.60	—	—
Vested	(471,812)	24.13	(60,720)	23.23
Forfeited	(35,166)	25.06	(14,707)	23.23

Nonvested at December 31, 2008	1,161,451	$26.03	38,675	$23.23
Granted	656,413	20.60	—	—
Vested	(454,558)	25.04	(38,675)	23.23
Forfeited	(90,524)	23.79	—	—

Nonvested at December 31, 2009	1,272,782	$23.74	—	$—
Granted	556,276	23.03	—	—
Vested	(1,805,374)	23.52	—	—
Forfeited	(23,684)	23.87	—	—

Nonvested at December 31, 2010	—	$—	—	$—

In connection with the Change in Control Transaction described in Note 2, “Change in Control,” the Company adopted the TransUnion Corp. 2010 Management Equity Plan under which stock-based awards may be issued to executive officers, employees and directors of the Company. As of December 31, 2010, a total of 3.3 million shares have been authorized for grant under the plan.

Effective June 15, 2010, the Company granted 3.0 million stock options under the 2010 Management Equity Plan with a ten-year term and an exercise price of $24.37 per share, which was equal to the fair value and the purchase price paid for the stock for the Change in Control Transaction described in Note 2, “Change in Control.” Of the options granted, 50% vest based on time (service condition awards), and 50% vest based on time and meeting certain market conditions (market condition awards). Service condition awards vest over a five-year service period, with 20% vesting one year after the grant date and 5% vesting each quarter thereafter. Market condition awards vest over a five-year period, with 20% vesting one year after the grant date and 5% vesting each quarter thereafter, but contingent on meeting the market conditions. The service condition awards have a grant date fair value of $13.3 million, or $8.84 per share, measured using the Black-Scholes valuation model with the following assumptions: expected volatility of 30% based on comparable company volatility; expected life of 6.5 years using the simplified method described in SAB No. 107 because we do not have historical data related to exercise behavior; risk-free rate of return of 2.77% based on the rate of 7-year treasury bills on the date of the award; and an expected dividend yield of zero. The market condition awards have a grant date fair value of $5.0 million, or $3.29 per share, measured using a risk-neutral Monte Carlo valuation model, with assumptions similar to those used to value the service condition awards. Additional awards were granted in December 2010, with identical terms.

The following table summarizes stock option activity for the year ended December 31, 2010:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	—	$—	—	$—
Granted	3,104,658	24.37	—	—
Exercised	—	—	—	—
Forfeited	(82,000)	24.37	—	—

Outstanding at December 31, 2010	3,022,658	$24.37	9.5	$—

Expected to vest as of December 31, 2010	2,846,063	$24.37	9.5	$—
Exercisable at end of year	—	—	—	—

As of December 31, 2010, stock-based compensation expense remaining to be recognized in future years was $11.2 million for service condition awards and $3.5 million for market condition awards with a weighted-average recognition period of 4.5 and 2.8 years, respectively. No stock options vested in 2010. The total fair value of restricted stock vested in 2010, 2009 and 2008 was $44.3 million, $10.1 million and $12.7 million, respectively. The total fair value of restricted stock units vested in 2010, 2009 and 2008 was $0.0 million, $0.9 million and $1.6 million, respectively.

17. Fair Value

Effective January 1, 2008, we adopted guidance issued by the FASB relating to measuring the fair value of assets and liabilities. The guidance establishes a three-tier valuation hierarchy for ranking the quality and reliability of the information used to determine fair values. The first tier, Level 1, uses quoted market prices in active markets for identical assets or liabilities. Level 2 uses inputs, other than quoted market prices for identical assets or liabilities, which are observable in active markets. Level 3 uses unobservable inputs in which there are little or no market data and requires the entity to develop its own assumptions. An asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table summarizes financial instruments measured at fair value, on a recurring basis, as of December 31, 2010:

(in millions)	Total	Level 1	Level 2	Level 3
Available-for-sale securities	$0.1	$0.1	$—	$—
Trading securities	19.2	19.2	—	—

Total assets at fair value	$19.3	$19.3	$—	$—

Level 1 investments include exchange traded mutual funds and publicly traded equity investments valued at their current market prices. At December 31, 2010, we did not have any investments valued using Level 2 or Level 3 inputs. All of the ARS and swap instruments that were classified as Level 2 investments at December 31, 2009, were disposed of during 2010. There were no gains or losses realized on the disposal of any ARS and there was a $2.1 million loss on the disposal of the interest rate swap instruments included in other expense. See Note 4, “Marketable Securities,” and Note 13, “Debt,” for additional information about these disposals.

18. Accumulated Other Comprehensive Income (Loss)

The following table sets forth the changes in each component of accumulated other comprehensive income (loss), net of tax:

(in millions)	Net Unrealized Gain/(Loss) On Securities	Foreign Currency Translation Adjustment	Net Unrealized Gain/(Loss) On Hedges	Accumulated Other Comprehensive Income / (Loss)
Balance at December 31, 2008	$(0.2)	$(11.1)	$—	$(11.3)
Change	0.2	11.8	1.1	13.1

Balance at December 31, 2009	$—	$0.7	$1.1	$1.8
Change	—	8.6	(1.1)	7.5

Balance at December 31, 2010	$—	$9.3	$—	$9.3

At December 31, 2009, the $1.1 million net unrealized gain on hedges is attributed to the unrealized holding gain, net of tax, on interest rate swaps held as an interest rate hedge on our term loan. During 2010, as part of the Change in Control Transaction, we cash settled these swap instruments and realized a loss of $2.1 million that is included in other income and expense. See Note 2, “Change in Control,” and Note 13, “Debt,” for additional information.

19. Business Acquisitions

2010 acquisition

On August 1, 2010, we acquired a 51% ownership interest in Databusiness S.A., located in Chile, for $6.7 million. The fair value of 100% of the net assets of the entity acquired was $13.2 million, including $4.9 million allocated to goodwill. The results of operations of this business, including revenue of $3.0 million, have been included in the accompanying consolidated statements of income since the date of acquisition. Pro forma financial information is not presented because the acquisition was not material to our 2010 consolidated financial statements.

2009 acquisition

On December 31, 2009, we acquired all of the outstanding units and voting interests of MedData Health LLC (MedData) for $96.5 million of cash on hand, including an adjustment based on working capital. MedData is a leading provider of healthcare information and data solutions for hospitals, physician practices and insurance companies and is included in our USIS business segment. We completed this acquisition to expand our healthcare product line and customer base and further leverage our existing operating model. The results of operations of this business have been included in the accompanying consolidated statements of income since the date of acquisition. Pro forma financial information is not presented because the acquisition was not material to our 2009 consolidated financial statements.

Purchase Price Allocation

The purchase price allocation and working capital adjustment for MedData were completed in 2010. The final fair value of the net assets acquired and the liabilities assumed as of December 31, 2009, consisted of the following:

(in millions)	Fair Value
Trade accounts receivable and other current assets	$2.9
Property and equipment	7.8
Identifiable intangible assets	34.8
Goodwill(1)	53.9

Total assets acquired	99.4
Total liabilities assumed	(2.9)

Net assets acquired	$96.5

(1)	Tax deductible goodwill is $45.5 million

The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The purchase price of MedData exceeded the fair value of the net assets acquired primarily due to growth opportunities, synergies between its customer base and our existing products and other technological and operational synergies including cost savings from automating processes and eliminating common activities.

Identifiable Intangible Assets

The fair value of identifiable intangible assets was based on many factors including an analysis of historical financial performance and estimates of future performance, and was determined using a discounted cash flow and a cost of replacement methodology. The fair values of the intangible assets as of December 31, 2009 consisted of the following:

(in millions)	Fair Value	Estimated Useful Life
Customer lists	$29.7	16 to 19 years
Trademarks	4.6	20 years
Noncompete agreements	0.5	3 years

Total identifiable intangible assets	$34.8

The weighted-average useful life of identifiable intangible assets is approximately nineteen years.

Merger Related Acquisition Costs

Acquisition costs consisting of investment banker fees, legal fees and other external costs totaling $2.5 million were incurred and expensed during 2009 and are included in other income and expense.

20. Discontinued Operations

During the first quarter of 2010, we completed the sale of the remaining business comprising our Real Estate Services segment and will have no significant ongoing relationship with this business. Revenue for the Real Estate Services segment was $3.7 million, $18.8 million and $44.8 million in 2010, 2009 and 2008, respectively. Net income from the real estate discontinued operations for 2010 included an operating loss of $2.7 million and a gain on the final disposal of the business of $5.2 million. Net income from these operations was income of $1.5 million in 2009 and a loss of $15.9 million in 2008. The 2008 loss included $13.1 million of tax expense resulting from the recognition of a valuation allowance against the deferred tax asset recognized for the impairment and sale of the segment.

During the second quarter of 2010, we completed the sale of our third-party collection business in South Africa (collection business) to the existing minority stockholders and will have no significant ongoing relationship with this business. Revenue for the collection business was $1.3 million, $4.2 million and $5.9 million in 2010, 2009 and 2008, respectively. Net income from the collection business discontinued operations included income of $5.7 million in 2010 and losses of $0.3 million and less than $0.1 million in 2009 and 2008, respectively. The 2010 gain included an operating loss of less than $0.1 million and a gain of $3.7 million, $5.7 million after tax benefit, on the final disposal of the business.

The principal balance sheet items of discontinued operations at December 31, 2010, and December 31, 2009, consisted of the following:

(in millions)	December 31, 2010	December 31, 2009
Cash and accounts receivable	$—	$11.6
Other assets	0.6	14.1

Total current assets of discontinued operations	$0.6	$25.7

Accounts payable and accrued liabilities	$2.0	$7.4
Notes payable	—	5.4

Total current liabilities of discontinued operations	$2.0	$12.8

The balances of total current assets and liabilities of discontinued operations as of December 31, 2010, decreased from December 31, 2009, due to the sale of the remaining business of the Real Estate Services segment and the sale of the collection business as discussed above. The remaining other assets and accrued liabilities at December 31, 2010, include assets and liabilities retained by the Company in connection with the sale of the discontinued operations.

21. Operating Segments

Operating segments are businesses for which separate financial information is available and evaluated regularly by the chief operating decision-maker in deciding how to allocate resources. This segment financial information is reported on the basis that is used for the internal evaluation of operating performance. The accounting policies of the segments are the same as described in Note 1, “Significant Accounting and Reporting Policies.” Intersegment sales and transfers were not material. As discussed in Note 1, “Significant Accounting and Reporting Policies,” the Puerto Rico operating results were moved from the U.S. Information Services segment to the International segment to align with how we currently manage our business. All prior period amounts for Puerto Rico were reclassified accordingly.

The following is a more detailed description of the three operating segments and the Corporate unit, which provides support services to each operating segment:

U.S. Information Services

U.S. Information Services (USIS) provides consumer reports, credit scores, verification services, analytical services and decision services to business customers. These services are offered to customers in the financial services, insurance, healthcare and other markets, and are delivered through both direct and indirect channels. These business customers use our products and services to acquire new customers, identify cross-sell opportunities, measure and manage debt portfolio risk, collect debt, and manage fraud. This segment also provides mandated consumer services, such as dispute investigations and free annual credit reports as required by the United States Fair Credit Reporting Act (FCRA), the Fair and Accurate Credit Transactions Act of 2003 (FACTA), and other credit-related legislation.

International

The International segment provides services similar to our USIS segment to business customers in select regions outside the U.S. Depending on the maturity of the credit economy in each geographic location, services may include credit reports, credit scores, analytical and decision services and risk management services. These services are offered to customers in a number of industries, including financial services, insurance, automotive, collections and communications, and are delivered through both direct and indirect channels. The International segment also provides consumer services similar to those offered in our Interactive segment, such as credit reports, credit scores and credit monitoring services. The two market groups in the International segment are Developed Markets, which includes Canada, Hong Kong and Puerto Rico and Emerging Markets, which includes South Africa, Mexico, Dominican Republic, India and other emerging markets.

Interactive

Interactive, which we previously called Consumer Services, offers credit services and associated educational materials to help individual consumers understand, monitor and manage their credit. Services include credit reports, credit scores, and credit monitoring services, provided primarily through the internet. The majority of revenue is derived from subscribers who pay a monthly fee for access to their credit report and score, and for alerts related to changes in their credit reports.

Corporate

Corporate provides shared services for the Company and conducts enterprise functions. Certain costs incurred in Corporate that are not directly attributable to one or more of the operating segments remain in Corporate. These costs are typically for enterprise-level functions and are primarily administrative in nature.

Selected financial information for the years ended December 31, 2010, 2009 and 2008, consisted of the following:

(in millions)	2010	2009	2008
Revenue
U.S. Information Services	$636.0	$627.5	$708.3
International	195.8	170.1	176.0
Interactive	124.7	127.2	131.6

Total	$956.5	$924.8	$1,015.9

Operating income (loss)
U.S. Information Services	$177.1	$164.2	$213.0
International	62.7	55.8	61.7
Interactive	37.7	46.4	33.1
Corporate	(61.4)	(62.0)	(115.3)

Total	$216.1	$204.4	$192.5

Reconciliation of operating income to income from continuing operations before income tax:
Operating income from segments	$216.1	$204.4	$192.5
Other income, net	(133.1)	1.3	17.4

Income from continuing operations before income tax	$83.0	$205.7	$209.9

Property, plant and equipment, net of accumulated depreciation and amortization, by segment, at December 31, 2010, and December 31, 2009, consisted of the following:

(in millions)	2010	2009
U.S. Information Services	$134.0	$129.9
International	19.3	15.5
Interactive	7.8	9.8
Corporate	25.0	25.7

Total	$186.1	$180.9

Cash paid for capital expenditures of continuing operations by segment for each of the years ended December 31 consisted of the following:

(in millions)	2010	2009
U.S. Information Services	$29.7	$36.0
International	9.3	7.2
Interactive	2.2	6.7
Corporate	5.6	6.4

Total	$46.8	$56.3

Depreciation expense of continuing operations by segment for each of the years ended December 31 consisted of the following:

(in millions)	2010	2009	2008
U.S. Information Services	$47.0	$49.6	$54.4
International	6.5	5.6	5.4
Interactive	4.8	5.0	5.2
Corporate	6.3	6.8	4.7

Total	$64.6	$67.0	$69.7

22. Commitments

Future minimum payments for noncancelable operating leases, purchase obligations and other liabilities in effect as of December 31, 2010, are payable as follows:

(in millions)	Operating Leases	Purchase Obligations	Total
2011	$10.3	$118.0	$128.3
2012	8.2	37.8	46.0
2013	6.2	10.6	16.8
2014	5.1	7.7	12.8
2015	3.6	7.3	10.9
Thereafter	12.2	0.3	12.5

Totals	$45.6	$181.7	$227.3

Purchase obligations to be repaid in 2011 include $65.8 million of trade accounts payable that were included on the balance sheet as of December 31, 2010. Rental expense related to operating leases was $13.0 million, $12.4 million and $13.1 million in 2010, 2009 and 2008, respectively.

Licensing agreements

We have agreements with Fair Isaac Corporation to license credit-scoring algorithms and the right to sell credit scores derived from those algorithms. Payment obligations under these agreements vary due to factors such as the volume of credit scores we sell, what type of credit scores we sell, and how our customers use the credit scores. There are no minimum payments required under these licensing agreements; however we do have a significant level of sales volume related to these credit scores.

23. Contingencies

Litigation

Due to the nature of our businesses, claims against us will occur in the ordinary course of business. Some of these claims are, or purport to be, class actions that seek substantial damage amounts, including punitive damages. Claimants may seek modifications of business practices, financial incentives or replacement of products or services. We regularly review all claims to determine whether a loss is probable and, if probable, whether the loss can be reasonably estimated. If a loss is probable and can be reasonably estimated, an appropriate reserve is accrued, taking into consideration legal positions, contractual obligations and applicable insurance coverages, and included in other current liabilities. We believe that the reserves established for pending or threatened claims are appropriate based on the facts currently known. Due to the uncertainties inherent in the investigation and resolution of a claim, however, additional losses may be incurred that could materially affect our financial results. Legal fees for ongoing litigation are considered a period cost and are expensed as incurred.

As of December 31, 2010 and 2009, we have accrued $5.6 million and $6.7 million, respectively, for pending or anticipated claims of our continuing operations. These amounts were recorded in other accrued liabilities on the consolidated balance sheets and the associated expenses were recorded in selling, general and administrative expenses on the consolidated statements of income. Selling, general and administrative expenses included $1.9 million, $1.3 million and $47.3 million in 2010, 2009 and 2008, respectively, related to the Privacy Litigation.

24. Related-Party Transactions

Legal Services

The Company paid $0.9 million, $5.2 million and $8.6 million in 2010, 2009 and 2008, respectively, to the law firm of Neal, Gerber & Eisenberg LLP for legal services. Marshall E. Eisenberg, a partner in the law firm, is a co-trustee of certain Pritzker family U.S. situs trusts that beneficially own in excess of 5% of the Company’s common stock.

The Company paid $3.9 million, $0.5 million and $0.4 million in 2010, 2009 and 2008, respectively, to the law firm of Latham and Watkins LLP. Michael A. Pucker, a partner in the law firm, is an immediate family member of a co-trustee of certain Pritzker family U.S. situs trusts that beneficially own in excess of 5% of the Company’s common stock.

Other Fees

In connection with the Change in Control Transaction discussed in Note 2, “Change in Control,” the Company paid $13.0 million to Madison Dearborn Partners, LLC and $2.6 million to The Pritzker Organization, L.L.C.

Payables

Other liabilities included $9.3 million at December 31, 2010, owed to certain Pritzker family business interests related to tax indemnification payments arising in connection with the Change in Control Transaction. This amount is subject to future adjustments based on a final determination of tax expense. See Note 2, “Change in Control,” for additional information.

Debt

In connection with the Change in Control Transaction discussed in Note 2, “Change in Control,” the Company borrowed $16.7 million from an entity owned by Pritzker family business interests under the RFC loan. The loan is an unsecured, non-interest bearing note, discounted by $2.5 million for imputed interest, due December 15, 2018, with prepayments of principal due annually based on excess foreign cash flows. See Note 13, “Debt,” for additional information.

Sale of Auction Rate Securities

In connection with the Change in Control Transaction, on June 15, 2010, the Company sold auction rate securities at fair value to an entity owned by Pritzker family business interests for $25.0 million, which was equal to the par value. This sale was made to assist in financing the Change in Control Transaction.

25. Quarterly Financial Data (Unaudited)

The quarterly financial data for 2010 and 2009 consisted of the following:

	Three Months Ended(1)
(in millions)	March 31, 2010	June 30, 2010(2)	September 30, 2010	December 31, 2010
Revenue	$227.0	$237.4	$246.8	$245.4
Operating income	46.1	40.6	66.2	63.2
Income from continuing operations	26.8	(25.0)	17.4	17.4
Discontinued operations, net of tax	(4.2)	12.8	—	(0.4)
Net income	22.6	(12.2)	17.4	17.0
Net income attributable to TransUnion Corp.	20.8	(14.2)	15.1	14.9

	Three Months Ended(1)
(in millions)	March 31, 2009	June 30, 2009(2)	September 30, 2009	December 31, 2009
Revenue	$233.1	$235.9	$231.6	$224.2
Operating income	53.0	49.8	57.8	43.8
Income from continuing operations	33.9	33.7	37.6	27.0
Discontinued operations, net of tax	(1.1)	(0.6)	2.8	0.1
Net income	32.8	33.1	40.4	27.1
Net income attributable to TransUnion Corp.	30.6	31.5	38.0	25.3

(1)	The sum of the quarterly totals does not equal the annual totals due to rounding.
(2)

During the second quarter of 2010, in connection with the Change in Control Transaction described in Note 2, “Change in Control,” the Company incurred and expensed $27.8 million of transaction-related costs and $20.7 million of additional stock-based compensation as a result of the accelerated vesting of restricted stock upon change in control. See Note 16, “Stock-Based Compensation,” for additional information on the accelerated vesting of the restricted stock.

26. Subsequent Event

On February 10, 2011, the Company refinanced its senior secured credit facility and amended the credit agreement governing its senior secured credit facility. The amendments, among other things: (i) reduce the applicable rate on the term loan to LIBOR plus a margin of 3.25%, with a LIBOR floor of 1.50%; (ii) create a new tranche under the revolving line of credit with an applicable rate of LIBOR plus a maximum margin of 3.25%, with a LIBOR floor of 1.50%; (iii) remove the financial maintenance tests for the term loan; (iv) remove the interest coverage test and increases the senior secured net leverage test for the revolving line of credit; (v) extend the maturity of the term loan to February 2018; (vi) extend the maturity date for the new tranche of the revolving line of credit to February 2016; (vii) add greater operating and financial flexibility for the Company; and (viii) provide for other technical changes.

As a result of this refinancing and amendment, in the first quarter of 2011, the Company will expense $50.7 million of unamortized deferred financing fees associated with the original loans outstanding under the senior secured credit facility and will pay and expense a $9.5 million early prepayment penalty on the term loan. The Company will also pay $11.3 million of new financing fees that will be allocated between the senior secured term loan and the revolving line of credit and amortized over the corresponding life of each loan. Assuming the Company makes the minimum required principal payments, cash interest expense will decrease an estimated $14.9 million in 2011 compared to the interest that would have been due under the terms of the original agreement.

27. Financial Statements of Guarantors

As discussed in Note 13, “Debt,” the obligations under the private placement notes are unsecured obligations; however they are guaranteed by us and certain of our wholly owned domestic subsidiaries. The guarantees of the guarantors are joint, several, full and unconditional. The accompanying consolidating financial information presents the financial position, results of operations and cash flows of us, the issuers, the guarantor subsidiaries as a group and the non-guarantor subsidiaries as a group. Each entity’s investments in its subsidiaries, if any, are presented under the equity method. The domestic tax provision and related taxes receivable and payable, and the domestic deferred tax assets and liabilities, are prepared on a consolidated basis and are not fully allocated to individual legal entities. As a result, the information presented is not intended to present the financial position or results of operations of those entities on a stand-alone basis.

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Balance Sheet

December 31, 2010

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$81.4	$—	$—	$49.8	$—	$131.2
Trade accounts receivable, net	—	86.3	11.5	34.8	—	132.6
Due from (to) affiliates	(33.3)	(23.5)	14.0	42.8	—	—
Other current assets	5.4	37.5	2.3	4.8	—	50.0
Current assets of discontinued operations	—	—	—	0.6	—	0.6

Total current assets	53.5	100.3	27.8	132.8	—	314.4
Property, plant and equipment, net	—	143.4	24.7	18.0	—	186.1
Other marketable securities	—	19.2	0.1	—	—	19.3
Goodwill	—	6.3	161.9	55.5	—	223.7
Other intangibles, net	—	61.7	50.9	5.3	—	117.9
Other assets	(901.0)	499.2	0.2	14.6	479.8	92.8

Total assets	$(847.5)	$830.1	$265.6	$226.2	$479.8	$954.2

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$—	$46.1	$10.8	$8.9	$—	$65.8
Current portion of long-term debt	4.9	9.5	0.7	—	—	15.1
Other current liabilities	15.8	65.6	5.4	16.6	—	103.4
Current liabilities of discontinued operations	—	—	—	2.0	—	2.0

Total current liabilities	20.7	121.2	16.9	27.5	—	186.3
Long-term debt	9.3	1,580.7	0.9	6.5	(6.5)	1,590.9
Other liabilities	—	34.4	5.5	(0.9)	—	39.0

Total liabilities	30.0	1,736.3	23.3	33.1	(6.5)	1,816.2

Total TransUnion Corp. stockholders’ equity	(877.5)	(906.2)	242.3	177.6	486.3	(877.5)
Noncontrolling interests	—	—	—	15.5	—	15.5

Total stockholders’ equity	(877.5)	(906.2)	242.3	193.1	486.3	(862.0)

Total liabilities and stockholders’ equity	$(847.5)	$830.1	$265.6	$226.2	$479.8	$954.2

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Balance Sheet

December 31, 2009

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$102.4	$—	$—	$35.1	$—	$137.5
Short-term marketable securities	89.5	—	—	2.8	—	92.3
Trade accounts receivable, net	—	81.8	7.2	28.4	—	117.4
Due from (to) affiliates	1.0	(34.7)	(3.0)	36.7	—	—
Other current assets	5.7	22.7	2.7	4.1	—	35.2
Current assets of discontinued operations	—	—	—	25.7	—	25.7

Total current assets	198.6	69.8	6.9	132.8	—	408.1
Property, plant and equipment, net	—	140.0	26.7	14.2	—	180.9
Other marketable securities	25.0	18.6	0.2	—	—	43.8
Goodwill	—	12.5	155.5	45.5	—	213.5
Other intangibles, net	—	73.0	55.6	0.7	—	129.3
Other assets	112.0	399.0	4.1	11.6	(492.3)	34.4

Total assets	$335.6	$712.9	$249.0	$204.8	$(492.3)	$1,010.0

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$—	$23.8	$4.7	$9.5	$—	$38.0
Secured line of credit	89.1	—	—	—	—	89.1
Current portion of long-term debt	—	50.6	—	—	—	50.6
Other current liabilities	3.8	59.8	7.7	12.9	0.3	84.5
Current liabilities of discontinued operations	—	—	—	12.8	—	12.8

Total current liabilities	92.9	134.2	12.4	35.2	0.3	275.0
Long-term debt	—	451.6	—	22.0	(22.0)	451.6
Other liabilities	1.9	19.6	9.2	3.3	—	34.0

Total liabilities	94.8	605.4	21.6	60.5	(21.7)	760.6

Total TransUnion Corp. stockholders’ equity	240.8	107.5	227.4	135.7	(470.6)	240.8
Noncontrolling interests	—	—	—	8.6	—	8.6

Total stockholders’ equity	240.8	107.5	227.4	144.3	(470.6)	249.4

Total liabilities and stockholders’ equity	$335.6	$712.9	$249.0	$204.8	$(492.3)	$1,010.0

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Statement of Income

For the Twelve Months Ended December 31, 2010

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$614.8	$175.6	$215.4	$(49.3)	$956.5

Operating expenses
Cost of services	—	293.9	72.5	65.3	(35.9)	395.8
Selling, general and administrative	0.3	169.1	56.6	51.7	(14.7)	263.0
Depreciation and amortization	—	56.9	18.2	6.5	—	81.6

Total operating expenses	0.3	519.9	147.3	123.5	(50.6)	740.4

Operating income (loss)	(0.3)	94.9	28.3	91.9	1.3	216.1
Non-operating income and expense
Interest expense	(1.2)	(88.6)	—	(0.3)	—	(90.1)
Interest income	0.3	0.2	—	0.5	—	1.0
Other income and expense, net	38.0	30.3	(0.4)	(1.7)	(110.2)	(44.0)

Total non-operating income and expense	37.1	(58.1)	(0.4)	(1.5)	(110.2)	(133.1)
Income (loss) from continuing operations before income taxes	36.8	36.8	27.9	90.4	(108.9)	83.0
Provision for income taxes	(0.2)	0.8	(13.6)	(33.3)	—	(46.3)

Income (loss) from continuing operations	36.6	37.6	14.3	57.1	(108.9)	36.7
Discontinued operations, net of tax	—	—	—	8.2	—	8.2

Net income (loss)	36.6	37.6	14.3	65.3	(108.9)	44.9
Less: net income attributable to noncontrolling interests	—	—	—	(8.3)	—	(8.3)

Net income (loss) attributable to TransUnion Corp.	$36.6	$37.6	$14.3	$57.0	$(108.9)	$36.6

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Statement of Income

For the Twelve Months Ended December 31, 2009

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$621.5	$161.0	$188.4	$(46.1)	$924.8

Operating expenses
Cost of services	—	312.5	69.5	62.2	(40.0)	404.2
Selling, general and administrative	0.2	156.4	43.7	41.3	(7.0)	234.6
Depreciation and amortization	—	62.5	13.9	5.2	—	81.6

Total operating expenses	0.2	531.4	127.1	108.7	(47.0)	720.4

Operating income (loss)	(0.2)	90.1	33.9	79.7	0.9	204.4

Non-operating income and expense
Interest expense	(0.7)	(2.9)	(0.1)	(1.4)	1.1	(4.0)
Interest income	2.1	2.2	—	0.8	(1.1)	4.0
Other income and expense, net	128.0	76.1	(0.1)	(3.7)	(199.0)	1.3

Total non-operating income and expense	129.4	75.4	(0.2)	(4.3)	(199.0)	1.3
Income (loss) from continuing operations before income taxes	129.2	165.5	33.7	75.4	(198.1)	205.7
Provision for income taxes	(3.8)	(37.6)	(15.5)	(16.5)	—	(73.4)

Income (loss) from continuing operations	125.4	127.9	18.2	58.9	(198.1)	132.3
Discontinued operations, net of tax	—	—	—	1.2	—	1.2

Net income (loss)	125.4	127.9	18.2	60.1	(198.1)	133.5
Less: net income attributable to noncontrolling interests	—	—	—	(8.1)	—	(8.1)

Net income (loss) attributable to TransUnion Corp.	$125.4	$127.9	$18.2	$52.0	$(198.1)	$125.4

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Statement of Income

For the Twelve Months Ended December 31, 2008

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$704.1	$169.8	$193.0	$(51.0)	$1,015.9

Operating expenses
Cost of services	—	333.0	88.4	55.4	(44.6)	432.2
Selling, general and administrative	0.3	222.3	43.8	45.5	(6.4)	305.5
Depreciation and amortization	—	63.2	17.4	5.1	—	85.7

Total operating expenses	0.3	618.5	149.6	106.0	(51.0)	823.4

Operating income (loss)	(0.3)	85.6	20.2	87.0	—	192.5

Non-operating income and expense
Interest expense	—	(0.7)	(0.5)	(2.0)	2.3	(0.9)
Interest income	16.5	3.3	—	4.0	(2.3)	21.5
Other income and expense, net	97.1	49.9	(0.6)	(5.6)	(144.0)	(3.2)

Total non-operating income and expense	113.6	52.5	(1.1)	(3.6)	(144.0)	17.4
Income (loss) from continuing operations before income taxes	113.3	138.1	19.1	83.4	(144.0)	209.9
Provision for income taxes	(4.0)	(36.1)	(12.1)	(23.3)	—	(75.5)

Income (loss) from continuing operations	109.3	102.0	7.0	60.1	(144.0)	134.4
Discontinued operations, net of tax	—	—	—	(15.9)	—	(15.9)

Net income (loss)	109.3	102.0	7.0	44.2	(144.0)	118.5
Less: net income attributable to noncontrolling interests	—	—	—	(9.2)	—	(9.2)

Net income (loss) attributable to TransUnion Corp.	$109.3	$102.0	$7.0	$35.0	$(144.0)	$109.3

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Statement of Cash Flows

For the Twelve Months Ended December 31, 2010

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income	$36.6	$37.6	$14.3	$65.3	$(108.9)	$44.9
Less: income (loss) from discontinued operations, net of tax	—	—	—	8.2	—	8.2

Income from continuing operations	$36.6	$37.6	$14.3	$57.1	$(108.9)	$36.7
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	—	56.9	18.2	6.5	—	81.6
Stock-based incentive compensation	—	28.7	—	—	—	28.7
Transaction fees	—	27.7	—	—	—	27.7
Debt financing fees	—	26.0	—	—	—	26.0
Deferred taxes	—	7.9	0.5	4.3	—	12.7
Provision for losses on trade accounts receivable	—	1.0	(0.1)	0.6	—	1.5
Gain on sale or exchange of property	—	(3.9)	—	0.1	—	(3.8)
Other	(0.3)	0.7	—	(2.4)	0.1	(1.9)
Equity in net (income) loss from subsidiaries	(37.6)	(71.3)	—	—	108.9	—
Dividends received from subsidiaries	1,087.2	23.4	—	—	(1,110.6)	—
Changes in assets and liabilities:
Trade accounts receivable	—	(5.3)	(4.2)	(3.1)	—	(12.6)
Other current and long-term assets	34.2	(20.7)	(15.4)	(0.5)	0.3	(2.1)
Trade accounts payable	—	4.8	5.4	(1.2)	—	9.0
Other current and long-term liabilities	0.8	11.8	(6.8)	(4.4)	(0.3)	1.1

Cash provided by (used in) operating activities of continuing operations	$1,120.9	$125.3	$11.9	$57.0	$(1,110.5)	$204.6
Cash used in operating activities of discontinued operations	—	—	—	(4.2)	—	(4.2)

Cash provided by (used in) operating activities	$1,120.9	$125.3	$11.9	$52.8	$(1,110.5)	$200.4

Cash flows from investing activities:
Capital expenditures for property and equipment	—	(26.0)	(11.9)	(8.9)	—	(46.8)
Investments in trading securities	—	(1.3)	—	—	—	(1.3)
Proceeds from sale of trading securities	—	1.3	—	—	—	1.3
Proceeds from redemption of investments in available-for-sale securities	114.4	—	—	—	—	114.4

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Statement of Cash Flows—Continued

For the Twelve Months Ended December 31, 2010

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Proceeds from held-to-maturity securities	—	—	—	4.9	—	4.9
Proceeds from sale of assets of discontinued operations	—	—	—	10.6	—	10.6
Acquisitions and purchases of noncontrolling interests, net of cash acquired	—	(3.1)	—	(14.0)	3.1	(14.0)
Other	—	16.5	—	0.3	(15.5)	1.3

Cash provided by (used in) investing activities	$114.4	$(12.6)	$(11.9)	$(7.1)	$(12.4)	$70.4

Cash flows from financing activities:
Repayments of secured line of credit	(89.1)	—	—	—	—	(89.1)
Repayments of revolving line of credit	—	(15.0)	—	—	—	(15.0)
Repayments of other debt	—	(505.4)	—	(15.5)	15.5	(505.4)
Proceeds from senior secured credit facility	—	950.0	—	—	—	950.0
Proceeds from issuance of senior notes	—	645.0	—	—	—	645.0
Proceeds from issuance of related party note	16.7	—	—	—	—	16.7
Proceeds from revolving line of credit	—	15.0	—	—	—	15.0
Treasury stock purchases	(5.4)	—	—	—	—	(5.4)
Distribution of merger consideration	(1,178.6)	—	—	—	—	(1,178.6)
Debt financing fees	—	(85.5)	—	—	—	(85.5)
Transaction fees	—	(27.7)	—	—	—	(27.7)
Dividends to Parent.	—	(1,087.2)	—	(23.4)	1,110.6	—
Distributions to noncontrolling interests	—	—	—	(8.6)	—	(8.6)
Other	0.1	(1.9)	—	3.1	(3.2)	(1.9)

Cash provided by (used in) financing activities	$(1,256.3)	$(112.7)	$—	$(44.4)	$1,122.9	$(290.5)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	1.8	—	1.8

Net change in cash and cash equivalents	$(21.0)	$—	$—	$3.1	$—	$(17.9)
Cash and cash equivalents, beginning of period, including cash of discontinued operations of $11.6	102.4	—	—	46.7	—	149.1

Cash and cash equivalents, end of period	$81.4	$—	$—	$49.8	$—	$131.2

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Statement of Cash Flows

For the Twelve Months Ended December 31, 2009

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income	$125.4	$127.9	$18.2	$60.1	$(198.1)	$133.5
Less: income (loss) from discontinued operations, net of tax	—	—	—	1.2	—	1.2

Income from continuing operations	$125.4	$127.9	$18.2	$58.9	$(198.1)	$132.3
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	—	62.5	13.9	5.2	—	81.6
Stock-based incentive compensation	—	13.4	—	—	—	13.4
Debt financing fees	—	0.5	—	—	—	0.5
Deferred taxes	2.0	8.5	0.7	(2.4)	—	8.8
Provision for losses on trade accounts receivable	—	2.4	0.1	(0.5)	—	2.0
Gain on sale or exchange of property	(0.5)	0.3	—	—	—	(0.2)
Other	(0.2)	(0.9)	—	(1.0)	—	(2.1)
Equity in net (income) loss from subsidiaries	(127.9)	(70.2)	—	—	198.1	—
Dividends received from subsidiaries	535.7	51.8	—	—	(587.5)	—
Changes in assets and liabilities:
Trade accounts receivable	—	15.8	(0.2)	(2.2)	—	13.4
Other current and long-term assets	(16.1)	41.9	(17.5)	5.1	0.7	14.1
Trade accounts payable	—	1.1	(5.8)	0.7	—	(4.0)
Other current and long-term liabilities	55.0	(65.6)	0.6	2.0	—	(8.0)

Cash provided by (used in) operating activities of continuing operations	$573.4	$189.4	$10.0	$65.8	$(586.8)	$251.8
Cash used in operating activities of discontinued operations	—	—	—	(6.8)	(0.7)	(7.5)

Cash provided by (used in) operating activities	$573.4	$189.4	$10.0	$59.0	$(587.5)	$244.3

Cash flows from investing activities:
Capital expenditures for property and equipment	—	(39.7)	(10.0)	(6.6)	—	(56.3)
Investments in trading securities	—	(0.2)	—	—	—	(0.2)
Proceeds from sale of trading securities	—	0.7	—	—	—	0.7
Investments in available-for-sale securities	—	(8.4)	—	—	—	(8.4)
Proceeds from redemption of investments in available-for-sale securities	23.5	6.2	—	—	—	29.7

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Statement of Cash Flows—Continued

For the Twelve Months Ended December 31, 2009

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Investments in held-to-maturity securities	(268.8)	—	—	(5.4)	—	(274.2)
Proceeds from held-to-maturity securities	269.0	—	—	6.0	—	275.0
Acquisitions and purchases of noncontrolling interests, net of cash acquired	—	(101.0)	—	(0.3)	—	(101.3)
Other	—	0.3	—	—	—	0.3

Cash provided by (used in) investing activities	$23.7	$(142.1)	$(10.0)	$(6.3)	$—	$(134.7)

Cash flows from financing activities:
Proceeds from secured line of credit	106.4	—	—	—	—	106.4
Repayments of secured line of credit	(17.3)	—	—	—	—	(17.3)
Repayments of other debt	—	(0.5)	—	—	—	(0.5)
Proceeds from senior unsecured credit facility	—	500.0	—	—	—	500.0
Treasury stock purchases	(907.2)	—	—	—	—	(907.2)
Debt financing fees	—	(11.1)	—	—	—	(11.1)
Dividends to Parent	—	(535.7)	—	(51.8)	587.5	—
Distributions to noncontrolling interests	—	—	—	(7.6)	—	(7.6)

Cash provided by (used in) financing activities	$(818.1)	$(47.3)	$—	$(59.4)	$587.5	$(337.3)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	4.0	—	4.0

Net change in cash and cash equivalents	$(221.0)	$—	$—	$(2.7)	$—	$(223.7)
Cash and cash equivalents, beginning of period, including cash of discontinued operations of $16.8	323.4	—	—	49.4	—	372.8

Cash and cash equivalents, end of period, including cash of discontinued operations of $11.6	$102.4	$—	$—	$46.7	$—	$149.1

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Statement of Cash Flows

For the Twelve Months Ended December 31, 2008

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income	$109.3	$102.0	$7.0	$44.2	$(144.0)	$118.5
Less: income (loss) from discontinued operations, net of tax	—	—	—	(15.9)	—	(15.9)

Income from continuing operations	$109.3	$102.0	$7.0	$60.1	$(144.0)	$134.4
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	—	63.2	17.4	5.1	—	85.7
Stock-based incentive compensation	—	16.4	—	—	—	16.4
Deferred taxes	0.5	15.8	1.7	0.7	—	18.7
Provision for losses on trade accounts receivable	—	3.5	0.2	0.3	—	4.0
Impairment of investments	5.1	1.9	0.7	—	—	7.7
Gain on sale or exchange of property	—	(0.3)	—	0.2	—	(0.1)
Other	(0.1)	(1.4)	(0.1)	0.5	(0.1)	(1.2)
Equity in net (income) loss from subsidiaries	(102.0)	(42.0)	—	—	144.0	—
Dividends received from subsidiaries	210.2	83.4	—	—	(293.6)	—
Changes in assets and liabilities:
Trade accounts receivable	2.7	22.7	(8.2)	1.2	—	18.4
Other current and long-term assets	(19.3)	6.6	(2.0)	(7.6)	1.7	(20.6)
Trade accounts payable	—	(7.0)	(0.3)	(0.3)	—	(7.6)
Other current and long-term liabilities	—	(25.3)	(2.3)	2.7	(0.5)	(25.4)

Cash provided by (used in) operating activities of continuing operations	$206.4	$239.5	$14.1	$62.9	$(292.5)	$230.4
Cash used in operating activities of discontinued operations	—	—	—	(8.8)	(1.2)	(10.0)

Cash provided by (used in) operating activities	$206.4	$239.5	$14.1	$54.1	$(293.7)	$220.4
Cash flows from investing activities:
Capital expenditures for property and equipment	—	(72.2)	(14.1)	(7.2)	—	(93.5)
Investments in available-for-sale securities	(1,618.8)	(1.9)	—	—	—	(1,620.7)
Proceeds from redemption of investments in available-for-sale securities	1,656.6	1.4	—	—	—	1,658.0

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Statement of Cash Flows—Continued

For the Twelve Months Ended December 31, 2008

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Investments in held-to-maturity securities	(14.8)	—	—	(3.9)	—	(18.7)
Proceeds from held-to-maturity securities	200.4	—	—	2.6	—	203.0
Proceeds from sale of assets of discontinued operations	—	—	—	42.0	—	42.0
Proceeds from intercompany notes receivable	—	43.0	—	—	(43.0)	—
Acquisitions and purchases of noncontrolling interests, net of cash acquired	—	—	—	(1.3)	—	(1.3)
Other	—	0.8	—	(0.2)	—	0.6

Cash provided by (used in) investing activities	$223.4	$(28.9)	$(14.1)	$32.0	$(43.0)	$169.4
Cash flows from financing activities:
Repayments of other debt	—	(0.4)	—	(43.0)	43.0	(0.4)
Treasury stock purchases	(416.9)	—	—	—	—	(416.9)
Dividends to Parent	—	(210.2)	—	(83.4)	293.6	—
Distributions to noncontrolling interests	—	—	—	(7.8)	—	(7.8)
Other	(0.1)	—	—	0.8	0.1	0.8

Cash provided by (used in) financing activities	$(417.0)	$(210.6)	$—	$(133.4)	$336.7	$(424.3)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(7.6)	—	(7.6)

Net change in cash and cash equivalents	$12.8	$—	$—	$(54.9)	$—	$(42.1)
Cash and cash equivalents, beginning of period, including cash of discontinued operations of $33.0	310.6	—	—	104.3	—	414.9

Cash and cash equivalents, end of period, including cash of discontinued operations of $16.8	$323.4	$—	$—	$49.4	$—	$372.8

TRANSUNION CORP.

Schedule II—Valuation and Qualifying Accounts

(in millions)	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions(1)	Balance at End of Year
Allowance for doubtful accounts(2):
Year ended December 31,
2010	$2.5	$1.5	$—	$(2.3)	$1.7
2009	6.5	2.0	(1.2)	(4.8)	2.5
2008	3.4	4.0	—	(0.9)	6.5

Allowance for deferred tax assets(2):
Year ended December 31,
2010	$3.0	$9.9	$—	$(0.1)	$12.8
2009	2.5	0.7	—	(0.2)	3.0
2008	—	2.5	—	—	2.5

(1)	For the allowance for doubtful accounts, includes write-offs of uncollectable accounts.
(2)	Excludes discontinued operations.

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

(in millions, except per share data)

	March 31, 2011	December 31, 2010
	Unaudited
Assets
Current assets:
Cash and cash equivalents	$116.7	$131.2
Trade accounts receivable, net of allowance of $2.2 and $1.7	145.1	132.6
Other current assets	68.5	50.0
Current assets of discontinued operations	0.3	0.6

Total current assets	330.6	314.4
Property, plant and equipment, net of accumulated depreciation and amortization of $446.7 and $429.0	178.9	186.1
Other marketable securities	11.5	19.3
Goodwill	222.7	223.7
Other intangibles, net	113.5	117.9
Other assets	61.9	92.8

Total assets	$919.1	$954.2

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$54.5	$65.8
Current portion of long-term debt	20.7	15.1
Other current liabilities	94.3	103.4
Current liabilities of discontinued operations	1.3	2.0

Total current liabilities	170.8	186.3

Long-term debt	1,585.5	1,590.9
Other liabilities	46.4	39.0

Total liabilities	1,802.7	1,816.2

Stockholders’ equity:
Preferred stock, $0.01 par value; 20.0 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value; 180.0 shares authorized, 29.8 and 29.8 shares issued at March 31, 2011, and December 31, 2010, respectively; 29.8 and 29.8 shares outstanding as of March 31, 2011, and December 31, 2010, respectively	0.3	0.3
Additional paid-in capital	894.7	893.5
Treasury stock at cost; 0 shares at March 31, 2011, and December 31, 2010	—	—
Retained earnings	(1,804.2)	(1,780.6)
Accumulated other comprehensive income	8.7	9.3

Total TransUnion Corp. stockholders’ equity	(900.5)	(877.5)
Noncontrolling interests	16.9	15.5

Total stockholders’ equity	(883.6)	(862.0)

Total liabilities and stockholders’ equity	$919.1	$954.2

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Statements of Income

(in millions)

	Three Months Ended March 31,
	2011	2010
	Unaudited
Revenue	$245.9	$227.0

Operating expenses
Cost of services (exclusive of depreciation and amortization below)	101.7	99.1
Selling, general and administrative	67.4	61.6
Depreciation and amortization	21.7	20.2

Total operating expenses	190.8	180.9

Operating income	55.1	46.1

Non-operating income and expense
Interest expense	(33.6)	(5.3)
Interest income	0.2	0.3
Other income and expense, net	(58.9)	0.8

Total non-operating income and expense	(92.3)	(4.2)

Income (loss) from continuing operations before income taxes	(37.2)	41.9

Benefit (provision) for income taxes	13.9	(15.1)

Income (loss) from continuing operations	(23.3)	26.8

Discontinued operations, net of tax	(0.1)	(4.2)

Net income (loss)	(23.4)	22.6
Less: net income attributable to noncontrolling interests	(2.1)	(1.8)

Net income (loss) attributable to TransUnion Corp.	$(25.5)	$20.8

Basic earnings (loss) per common share:
Income from continuing operations attributable to TransUnion Corp. common stockholders	$(0.85)	$0.33
Discontinued operations, net of tax	—	(0.05)
Net income attributable to TransUnion Corp. common stockholders	(0.86)	0.27

Diluted earnings (loss) per common share:
Income from continuing operations attributable to TransUnion Corp. common stockholders	$(0.85)	$0.32
Discontinued operations, net of tax	—	(0.05)
Net income attributable to TransUnion Corp. common stockholders	(0.86)	0.27

Weighted average number of common shares:
Basic	29.8	76.7
Diluted	29.8	77.1

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in millions)

	Three Months Ended March 31,
	2011	2010
	Unaudited
Cash flows from operating activities:
Net income (loss)	$(23.4)	$22.6
Less: loss from discontinued operations, net of tax	(0.1)	(4.2)

Income (loss) from continuing operations	(23.3)	26.8
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:
Loss on early extinguishment of senior secured credit facility	59.3	—
Depreciation and amortization	21.7	20.2
Deferred financing fees	1.6	1.0
Stock-based incentive compensation	1.2	4.1
Provision for losses on trade accounts receivable	0.7	0.6
Equity in net income of affiliates, net of dividends	(3.1)	(1.5)
Deferred taxes	(19.3)	(1.2)
Other	(0.1)	—
Changes in assets and liabilities:
Trade accounts receivable	(13.4)	(16.0)
Other current and long-term assets	(0.4)	7.9
Trade accounts payable	5.5	(2.2)
Other current and long-term liabilities	(4.5)	(14.6)

Cash provided by operating activities of continuing operations	25.9	25.1
Cash used in operating activities of discontinued operations	—	(2.9)

Cash provided by operating activities	25.9	22.2

Cash flows from investing activities:
Capital expenditures for property and equipment	(26.7)	(5.4)
Proceeds from sale of trading securities	8.8	0.3
Investments in trading securities	(0.7)	—
Proceeds from redemption of investments in available-for-sale securities	—	11.5
Proceeds from held-to-maturity securities	—	4.9
Proceeds from sale of assets of discontinued operations	—	10.3
Other	—	0.6

Cash (used in) provided by investing activities	(18.6)	22.2

Cash flows from financing activities:
Proceeds from senior secured credit facility	950.0	—
Extinguishment of senior secured credit facility	(945.2)	—
Repayments of other debt	(4.6)	(13.1)
Debt financing fees	(11.4)	—
Prepayment fee on early extinguishment of senior secured credit facility	(9.5)	—
Repayments of secured line of credit	—	(11.5)
Treasury stock purchases	—	(5.3)
Other	(0.7)	(0.3)

Cash used in financing activities	(21.4)	(30.2)
Effect of exchange rate changes on cash and cash equivalents	(0.4)	0.2

Net change in cash and cash equivalents	(14.5)	14.4
Cash and cash equivalents, beginning of period, including cash of discontinued operations of $0 in 2011 and $11.6 in 2010	131.2	149.1

Cash and cash equivalents, end of period, including cash of discontinued operations of $0 in 2011 and $1.9 in 2010	$116.7	$163.5

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

and Comprehensive Income

(in millions)

(Unaudited)

	Common Stock
	Shares	Amount	Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comp Income (Loss)	Non-controlling interests	Total
Balance, December 31, 2010	29.8	$0.3	$893.5	$—	$(1,780.6)	$9.3	$15.5	$(862.0)
Comprehensive income:
Net income (loss)					(25.5)		2.1	(23.4)
Other comprehensive income (loss)						(0.6)	(0.2)	(0.8)

Total comprehensive income (loss)								(24.2)
Stock-based incentive compensation expense			1.2					1.2
Distributions to noncontrolling interests							(0.5)	(0.5)
Effects of merger transaction					1.9			1.9

Balance, March 31, 2011	29.8	$0.3	$894.7	$—	$(1,804.2)	$8.7	$16.9	$(883.6)

Balance, December 31, 2009	77.7	$1.3	$862.6	$(1,325.5)	$700.6	$1.8	$8.6	$249.4
Comprehensive income:
Net income					20.8		1.8	22.6
Other comprehensive income (loss)						(1.5)	0.1	(1.4)

Total comprehensive income								21.2
Shares issued under stock-based incentive compensation plans	0.6		4.1					4.1
Distributions to noncontrolling interests							(0.3)	(0.3)
Treasury stock purchased	(0.3)			(5.3)				(5.3)

Balance, March 31, 2010	78.0	$1.3	$866.7	$(1,330.8)	$721.4	$0.3	$10.2	$269.1

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Three Months Ended March 31, 2011

(Unaudited)

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. In the opinion of management, all adjustments, including normal recurring adjustments, considered necessary for a fair presentation have been included. All significant intercompany transactions and balances have been eliminated. Operating results for the three months ended March 31, 2011, are not necessarily indicative of the results that may be expected for the full year ending December 31, 2011. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2010, appearing elsewhere in this prospectus.

Certain prior year amounts, which are not material, have been reclassified to conform to the Company’s current business operations. We have reclassified stock-based compensation for prior periods in our consolidated financial statements to conform to the current period presentation. We have also reclassified our Puerto Rico operating results from the U.S. Information Services segment to the International segment for the prior periods to conform to the current period presentation.

Events and transactions occurring through the date of issuance of the financial statements have been evaluated by management, and when appropriate, recognized or disclosed in the financial statements or notes to the financial statements.

No new accounting policies have been adopted during the quarter.

2. Marketable Securities

Marketable securities at March 31, 2011, and December 31, 2010, consisted of the following:

(in millions)	March 31, 2011	December 31, 2010
Available-for-sale securities	$0.2	$0.1
Trading securities	11.3	19.2

Total marketable securities	$11.5	$19.3

The cost and fair value of our available-for-sale securities at March 31, 2011, consisted of the following:

(in millions)	Cost	Fair Value
Equity Securities	$0.1	$0.2

Total available-for-sale securities	$0.1	$0.2

As of both March 31, 2011, and December 31, 2010, unrecognized gains, net of taxes, on available-for-sale securities totaled less than $0.1 million and have been included in accumulated other comprehensive income. For the three months ended March 31, 2011 and 2010, earnings from available-for-sales securities were $0 and $0.2 million, respectively, and have been included in other income.

Trading securities are carried at fair market value with unrealized gains and losses included in net income. These securities relate to a nonqualified deferred compensation plan held in trust for the benefit of plan participants. The balance of trading securities decreased $7.9 million from year end 2010 primarily due to payouts made to plan participants during the quarter. For the three months ended March 31, 2011 and 2010, earnings from trading securities included realized gains of less than $0.1 million and unrealized gains of $0.2 million for both periods.

3. Fair Value

Under U.S. GAAP, there is a three-tier valuation hierarchy for ranking the quality and reliability of the information used to determine fair values. The first tier, Level 1, uses quoted market prices in active markets for identical assets or liabilities. Level 2 uses inputs, other than quoted market prices for identical assets or liabilities, which are observable in active markets. Level 3 uses unobservable inputs in which there are little or no market data and requires the Company to develop its own assumptions. An asset’s or liability’s classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

The following table summarizes financial instruments measured at fair value, on a recurring basis, as of March 31, 2011:

(in millions)	Total	Level 1	Level 2	Level 3
Available-for-sale securities	$0.2	$0.2	$—	$—
Trading securities	11.3	11.3	—	—

Total assets at fair value	$11.5	$11.5	$—	$—

Level 1 available-for-sale securities represent one publicly traded equity investment valued at the current market price. Level 1 trading securities represent investments in exchange-traded mutual funds valued at their current market prices. At March 31, 2011, we did not have any investments valued using Level 2 or Level 3 inputs.

4. Other Current Assets

Other current assets at March 31, 2011, and December 31, 2010, consisted of the following:

(in millions)	March 31, 2011	December 31, 2010
Prepaid expenses	$27.3	$25.1
Income taxes receivable	8.8	11.0
Deferred income tax assets	27.1	1.2
Deferred financing fees	3.6	10.4
Other	1.7	2.3

Total other current assets	$68.5	$50.0

Net deferred income tax assets increased $25.9 million from year end 2010 primarily due to recording a deferred tax asset resulting from the net operating loss recognized in the first quarter of 2011. Deferred financing fees included in other current assets decreased $6.8 million from year end primarily due to the refinancing of our senior secured credit facility. The net decrease consisted of the write-off of unamortized deferred financing fees related to the senior secured credit facility that was extinguished and amortization of deferred financing fees for the quarter, offset by the capitalization of new financing fees incurred to secure the new senior secured credit facility. See Note 8, “Debt,” of our unaudited financial statements for additional information on the senior secured credit facility refinancing.

5. Other Assets

Other assets at March 31, 2011, and December 31, 2010, consisted of the following:

(in millions)	March 31, 2011	December 31, 2010
Investments in affiliated companies	$33.2	$30.1
Deferred financing fees	26.6	59.8
Deferred income tax assets	0.2	1.6
Other	1.9	1.3

Total other assets	$61.9	$92.8

Deferred financing fees included in other assets decreased $33.2 million from year end 2010 primarily due to the refinancing of our senior secured credit facility. The net decrease consisted of the write-off of unamortized deferred financing fees related to the senior secured credit facility that was extinguished and amortization of deferred financing fees for the quarter, offset by the capitalization of new financing fees incurred to secure the new senior secured credit facility. See Note 8, “Debt,” of our unaudited financial statements for additional information on the senior secured credit facility refinancing.

6. Other Current Liabilities

Other current liabilities at March 31, 2011, and December 31, 2010, consisted of the following:

(in millions)	March 31, 2011	December 31, 2010
Accrued payroll	$34.0	$47.1
Accrued interest	28.4	4.8
Deferred revenue	8.0	6.6
Accrued liabilities	4.7	4.4
Accrued employee benefits	4.5	22.0
Other	14.7	18.5

Total other current liabilities	$94.3	$103.4

Accrued payroll decreased $13.1 million from year end 2010 primarily due to the payment of accrued 2010 bonus during the three months ended March 31, 2011. Accrued interest increased $23.6 million from year end 2010 due to additional accrued interest due on the 11 3/8% senior notes due 2018 (“senior notes”), which is paid semi-annually in June and December, and additional accrued interest due on the senior secured term loan. Accrued employee benefits decreased $17.5 million from year end 2010 primarily due to the payment of accrued 2010 retirement benefits during the three months ended March 31, 2011.

7. Other Liabilities

Other liabilities at March 31, 2011, and December 31, 2010, consisted of the following:

(in millions)	March 31, 2011	December 31, 2010
Retirement benefits	$11.2	$10.8
Deferred income taxes	31.6	25.6
Unrecognized tax benefits	3.1	2.1
Other	0.5	0.5

Total other liabilities	$46.4	$39.0

Net long-term deferred income tax liabilities increased $6.0 million from year end 2010 primarily due to a significant payment of deferred compensation and accelerated tax depreciation.

8. Debt

Debt outstanding at March 31, 2011, and December 31, 2010, consisted of the following:

(in millions)	March 31, 2011	December 31, 2010
Senior secured term loan, payable in quarterly installments through February 10, 2018, including variable interest (4.75% at March 31, 2011) at LIBOR or alternate base rate, plus applicable margin	$950.0	$945.2
Senior secured revolving line of credit, due on February 10, 2016, variable interest (4.75% at March 31, 2011) at LIBOR or alternate base rate, plus applicable margin	—	—
Senior notes, principal due June 15, 2018, semi-annual interest payments, 11.375% fixed interest per annum	645.0	645.0
RFC loan due December 15, 2018, excluding imputed interest of 11.625%	10.3	14.2
Note payable for 2007 acquisition, payable in annual installments through 2012, excluding imputed interest of 4.69%	0.9	1.6

Total debt	$1,606.2	$1,606.0
Less short-term debt and current maturities	(20.7)	(15.1)

Total long-term debt	$1,585.5	$1,590.9

Senior Unsecured Credit Facility Repayment and Related Interest Rate Swap Settlements

In connection with the Change in Control Transaction as discussed in Note 2, “Change in Control,” of our 2010 audited financial statements appearing elsewhere in this prospectus, the Company repaid the balance of its term loan in June, 2010. For the three months ended March 31, 2010, total interest expense related to the term loan was $4.1 million, which included $0.6 million of term loan costs that were amortized as additional interest expense. The Company also had swap agreements outstanding during that period that effectively fixed the interest payments on a portion of the term loan. For the three months ended March 31, 2010, $1.0 million of net payments on the swap instruments were recorded as interest expense in addition to the $4.1 million discussed above. During the three months ended March 31, 2010, there were no gains or losses related to hedge ineffectiveness. For the three months ended March 31, 2011, the Company had no swap agreements outstanding.

Senior Secured Credit Facility

In connection with the Change in Control Transaction, on June 15, 2010, the Company entered into a senior secured credit facility with various lenders. On February 10, 2011, the Company amended and restated its senior secured credit facility (“new credit facility”). The Company repaid and extinguished the original senior secured term loan and borrowed new funds under the new senior secured term loan. The Company also replaced the senior secured revolving line of credit.

The new credit facility consists of a seven-year $950.0 million senior secured term loan and a five-year $200.0 million senior secured revolving line of credit. Interest rates on the borrowings are based on the London Interbank Offered Rate (“LIBOR”) unless otherwise elected, subject to a floor of 1.50%, plus an applicable margin of 3.25%. There is a 0.5% commitment fee due each quarter based on the undrawn portion of the revolving line of credit. With certain exceptions, the obligations are secured by a first-priority security interest in substantially all of the assets of Trans Union LLC, including the investment in subsidiaries. The new credit facility contains various restrictions and nonfinancial covenants, along with a senior secured net leverage ratio test that only applies to periods in which we have outstanding amounts drawn on the revolving line of credit. The nonfinancial covenants include restrictions on dividends, investments, dispositions, future borrowings and other specified payments, as well as additional reporting and disclosure requirements. We are in compliance with all of the loan covenants.

Under the term loan, the Company is required to make principal payments of 0.25% of the original principal balance at the end of each quarter, with the remaining principal balance due February 10, 2018. The Company will also be required to make additional principal payments beginning in 2013 based on excess cash flows of the prior year. Depending on the net leverage ratio for the year, a principal payment of between zero and fifty percent of the excess cash flows will be due the following year. Under the revolving line of credit, the first $25 million commitment expires June 15, 2015, and the remaining $175 million commitment expires February 10, 2016. The Company did not repay or borrow any funds under its revolving line of credit during the three months ended March 31, 2011.

In connection with the refinancing, the Company borrowed an additional $4.8 million under the term loan, expensed $49.8 million of unamortized deferred financing fees related to the old revolving line of credit and term loan that was extinguished, and paid and expensed a $9.5 million prepayment penalty equal to 1% of the outstanding principal balance of the old term loan. In addition, the Company incurred $11.4 million of new deferred financing fees to secure the financing of the new credit facility that was allocated between the term loan and the revolving line of credit.

The deferred financing fees allocated to the term loan are being amortized as additional interest expense over the term of the loan using the effective interest rate method. The deferred financing fees allocated to the revolving line of credit are being amortized over its term on a straight-line basis, and will be recorded as additional interest expense to the extent we borrow against the revolving line of credit, or as other expense to the extent we do not borrow against the revolving line of credit.

Total interest expense on these loans for the three months ended March 31, 2011, was $14.3 million, which included $1.0 million of amortization of deferred financing fees on the term loan. Other expense included a loss on the extinguishment of debt of $59.3 million consisting of $49.8 million of unamortized deferred financing fees written off as a result of the refinancing and the $9.5 million prepayment penalty on the old term loan, $0.3 million of unused revolving line of credit fees, and $0.2 million of amortization of deferred financing fees related to the revolving line of credit.

Senior Notes

In connection with the Change in Control Transaction, on June 15, 2010, Trans Union LLC and its wholly-owned subsidiary TransUnion Financing Corporation, issued $645.0 million of senior notes to certain private investors. The senior notes mature on June 15, 2018, and accrue interest at a fixed rate of 11.375% per annum, payable semi-annually.

In connection with the issuance of the senior notes, we entered into a registration rights agreement that required us to exchange the notes for an equal amount of notes registered with the SEC. We filed the Registration Statement on Form S-4 for the notes with the SEC on March 1, 2011, and the related prospectus on March 21, 2011. All of the senior notes were exchanged in the exchange offer. The registration of the notes did not change any of the terms of the notes, other than lifting transfer restrictions on holders of the notes.

The indenture governing the senior notes contains nonfinancial covenants that include restrictions on dividends, investments, dispositions, future borrowings and other specified payments, as well as additional reporting and disclosure requirements. We are in compliance with all covenants under the indenture.

Total interest expense for the senior notes for the three months ended March 31, 2011, was $18.7 million, which included $0.4 million of deferred financing fees that were amortized as additional interest expense.

RFC loan

In connection with the Change in Control Transaction, on June 15, 2010, the Company borrowed $16.7 million from an entity owned by Pritzker family business interests under the foreign cash loan (the “RFC loan”). The loan is an unsecured, non-interest bearing note, discounted by $2.5 million for imputed interest, due December 15, 2018, with prepayments of principal due annually based on excess foreign cash flows. Interest expense is calculated under the effective interest method using an imputed interest rate of 11.625%. The Company expensed $0.4 million of interest and repaid $5.1 million of principal and imputed interest during the three months ended March 31, 2011.

9. Income Taxes

The effective tax rates for the three months ended March 31, 2011 and 2010, were 37.4% and 36.0%, respectively. Given the loss before income taxes and the resulting tax benefit reported for the first quarter of 2011, the effective tax rate for that quarter is not directly comparable to the effective tax rate for the first quarter of 2010. Compared to the U.S. federal statutory rate of 35%, the increase in tax rate for the tax benefit in the first quarter of 2011 was primarily due to a lower rate of tax paid to foreign jurisdictions on foreign profits and the benefit for state taxes resulting from the domestic loss.

The total amount of unrecognized tax benefits as of March 31, 2011, and December 31, 2010, was $3.1 million and $2.1 million, respectively. The amount of unrecognized tax benefit that would affect the effective tax rate, if recognized, was $2.6 million and $1.6 million, respectively. The accrued interest payable for taxes as of March 31, 2011, and December 31, 2010, was $0.6 million and $0.5 million, respectively. There was no significant liability for tax penalties as of March 31, 2011, or December 31, 2010. We are regularly audited by federal, state and foreign taxing authorities. Given the uncertainties inherent in the audit process, it is reasonably possible that certain audits could result in a significant increase or decrease in the total amounts of unrecognized tax benefits.

10. Discontinued Operations

During the first quarter of 2010, we completed the sale of the remaining business comprising our Real Estate Services segment and will have no significant ongoing relationship with this business. Revenue for the discontinued real estate operations for the three months ended March 31, 2011 and 2010, was $0 and $3.7 million, respectively. Income for the discontinued real estate operations for the three months ended March 31, 2011 and 2010, included operating losses of $0.1 million and $2.1 million, respectively. Income for the three months ended March 31, 2010, also included a gain of $5.2 million on the final disposal of the business.

During the second quarter of 2010, we completed the sale of our third-party collection business in South Africa (the “collection business”) to the existing minority shareholders and will have no significant ongoing relationship with this business. In 2011, there was no revenue or expenses associated with the collection business. Revenue for the discontinued collection business operations for the three months ended March 31, 2010, was $1.0 million. Income for the discontinued collections business operations included an operating loss of less than $0.1 million for the three months ended March 31, 2010. Income for the discontinued collection business operations for the three months ended March 31, 2010, also included an impairment charge of $7.6 million, $7.2 million net of tax, to adjust the net assets of the business to the expected sales proceeds.

The principal balance sheet items of discontinued operations at March 31, 2011, and December 31, 2010, consisted of the following:

(in millions)	March 31, 2011	December 31, 2010
Cash and accounts receivable	$—	$—
Other assets	0.3	0.6

Total current assets of discontinued operations	$0.3	$0.6

Accounts payable and accrued liabilities	$1.3	$2.0
Other	—	—

Total current liabilities of discontinued operations	$1.3	$2.0

11. Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted average number of common stock outstanding during the reported period. Diluted earnings per share reflects the effect of the increase in shares outstanding determined by using the treasury stock method for awards issued under our long-term incentive stock plans. There were 0 and 7,233 stock awards outstanding at March 31, 2011 and 2010, respectively, which were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive. The calculations of basic and diluted weighted average shares outstanding and earnings per share for the three months ended March 31, 2011 and 2010, were as follows:

	Three Months Ended March 31,
(in millions, except per share data)	2011	2010
	Unaudited
Income from continuing operations	$(23.3)	$26.8
Less:
Income from continuing operations attributable to noncontrolling interests	(2.1)	(1.8)

Income from continuing operations attributable to TransUnion Corp. common stockholders	(25.4)	25.0
Discontinued operations, net of tax	(0.1)	(4.2)

Net income attributable to TransUnion Corp.	$(25.5)	$20.8

Weighted-average shares outstanding, basic	29.8	76.7
Effect of dilutive securities:
Unvested equity awards issued under the long-term incentive stock plan	—	0.4

Weighted-average shares outstanding, diluted	29.8	77.1

Basic earnings (loss) per common share:
Income from continuing operations attributable to TransUnion Corp. common stockholders	$(0.85)	$0.33
Discontinued operations, net of tax	—	(0.05)
Net income attributable to TransUnion Corp. common stockholders	(0.86)	0.27

Diluted earnings (loss) per common share:
Income from continuing operations attributable to TransUnion Corp. common stockholders	$(0.85)	$0.32
Discontinued operations, net of tax	—	(0.05)
Net income attributable to TransUnion Corp. common stockholders	(0.86)	0.27

12. Operating Segments

Operating segments are businesses for which separate financial information is available and evaluated regularly by the chief operating decision-maker in deciding how to allocate resources. This segment financial information is reported on the basis that is used for the internal evaluation of operating performance. The accounting policies of the segments are the same as described in Note 1, “Significant Accounting and Reporting Policies,” of our audited financial statements for the year ended December 31, 2010, appearing elsewhere in this prospectus.

We evaluate the performance of the segments based on revenue and operating income. Intersegment sales and transfers were not material.

The following is a more detailed description of the three operating segments along with the Corporate unit, which provides support services to each operating segment:

U.S. Information Services

U.S. Information Services (“USIS”) provides consumer reports, credit scores, verification services, analytical services and decision services to business customers. These services are offered to customers in the financial services, insurance, healthcare and other markets, and are delivered through both direct and indirect channels. These business customers use our products and services to acquire new customers, identify cross-selling opportunities, measure and manage debt portfolio risk, collect debt, and manage fraud. This segment also provides mandated consumer services, including dispute investigations, free annual credit reports and other requirements of the United States Fair Credit Reporting Act (“FCRA”), the Fair and Accurate Credit Transactions Act of 2003 (“FACTA”), and other credit-related legislation.

International

The International segment provides services similar to our USIS segment to business customers in select regions outside the U.S. Depending on the maturity of the credit economy in each geographic location, services may include credit reports, analytical and decision services, and risk management services. These services are offered to customers in a number of industries, including financial services, insurance, automotive, collections and communications, and are delivered through both direct and indirect channels. The International segment also provides consumer services similar to those offered in our Interactive segment, such as credit reports, credit scores and credit monitoring services. The two market groups in the International segment are Developed Markets, which includes Canada, Hong Kong and Puerto Rico, and Emerging Markets, which includes South Africa, Mexico, Dominican Republic, India and other emerging markets.

Interactive

Interactive offers services to consumers that help them manage their personal finances and protect themselves against identity theft. These services include credit reports, credit scores, and change alerts. The majority of revenue is derived from subscribers who pay a monthly fee for access to these services.

Corporate

Corporate provides shared services for the Company and conducts enterprise functions. Certain costs incurred in Corporate that are not directly attributable to one or more of the operating segments remain in Corporate. These costs are typically for enterprise-level functions and are primarily administrative in nature.

Selected financial information for the three months ended March 31, 2011 and 2010, consisted of the following:

	March 31, 2011		March 31, 2010
(in millions)	Revenue	Operating income (loss)	Revenue	Operating income (loss)
U.S. Information Services	$159.6	$44.2	$151.6	$39.2
International	50.4	14.4	45.0	14.2
Interactive	35.9	8.9	30.4	5.4
Corporate	—	(12.4)	—	(12.7)

Total	$245.9	$55.1	$227.0	$46.1

A reconciliation of operating income to income (loss) from continuing operations before income tax for the three months ended March 31, 2011 and 2010, was as follows:

(in millions)	March 31, 2011	March 31, 2010
Operating income from segments	$55.1	$46.1
Other income and expense, net	(92.3)	(4.2)

Income (loss) from continuing operations before income tax	$(37.2)	$41.9

13. Contingencies

Litigation

Due to the nature of our business, claims against us will occur in the ordinary course of business. Some of these claims are, or purport to be, class actions that seek substantial damage amounts, including punitive damages. Claimants may seek modifications of business practices, financial incentives, or replacement of products or services. We regularly review all claims to determine whether a loss is probable and, if probable, whether the loss can be reasonably estimated. If a loss is probable and can be reasonably estimated, an appropriate reserve is accrued, taking into consideration legal positions, contractual obligations and applicable insurance coverages, and included in other current liabilities. We believe that the reserves established for pending or threatened claims are appropriate based on the facts currently known. Due to the uncertainties inherent in the investigation and resolution of a claim, however, additional losses may be incurred that could materially affect our financial results. Legal fees for ongoing litigation are considered a period cost and are recorded as incurred. See “Business—Legal Proceedings” appearing elsewhere in this prospectus.

14. Financial Statements of Guarantors

As discussed in Note 8, “Debt,” the obligations under the senior notes are unsecured obligations of Trans Union LLC and TransUnion Financing Corporation. However, they are guaranteed by TransUnion Corp. and certain wholly owned domestic subsidiaries of Trans Union LLC. The guarantees of the guarantors are joint, several, full and unconditional. The accompanying consolidating financial information presents the financial position, results of operations and cash flows of the parent guarantor, the issuers, the guarantor subsidiaries as a group, and the non-guarantor subsidiaries as a group. Each entity’s investments in its subsidiaries, if any, are presented under the equity method. The domestic tax provision and related taxes receivable and payable, and the domestic deferred tax assets and liabilities, are prepared on a consolidated basis and are not fully allocated to individual legal entities. As a result, the information presented is not intended to present the financial position or results of operations of those entities on a stand-alone basis.

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Balance Sheet

March 31, 2011

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$52.6	$0.1	$—	$64.0	$—	$116.7
Trade accounts receivable, net	—	98.8	13.2	33.1	—	145.1
Due from (to) affiliates	(8.7)	(61.9)	27.2	43.4	—	—
Other current assets	3.8	57.6	1.9	5.2	—	68.5
Current assets of discontinued operations	—	—	—	0.3	—	0.3

Total current assets	47.7	94.6	42.3	146.0	—	330.6

Property, plant and equipment, net	—	140.1	21.7	17.1	—	178.9
Other marketable securities	—	11.3	0.2	—	—	11.5
Goodwill	—	6.3	161.9	54.5	—	222.7
Other intangibles, net	—	58.9	49.5	5.1	—	113.5
Other assets	(948.6)	487.3	0.2	15.9	507.1	61.9

Total assets	$(900.9)	$798.5	$275.8	$238.6	$507.1	$919.1

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$—	$28.6	$17.0	$8.9	$—	$54.5
Current portion of long-term debt	10.3	9.5	0.9	—	—	20.7
Other current liabilities	8.0	66.0	5.2	15.1	—	94.3
Current liabilities of discontinued operations	—	—	—	1.3	—	1.3

Total current liabilities	18.3	104.1	23.1	25.3	—	170.8

Long-term debt	—	1,585.5	—	6.5	(6.5)	1,585.5
Other liabilities	(18.7)	59.9	5.5	(0.3)	—	46.4

Total liabilities	(0.4)	1,749.5	28.6	31.5	(6.5)	1,802.7

Total TransUnion Corp. stockholders’ equity	(900.5)	(951.0)	247.2	190.2	513.6	(900.5)
Noncontrolling interests	—	—	—	16.9	—	16.9

Total stockholders’ equity	(900.5)	(951.0)	247.2	207.1	513.6	(883.6)

Total liabilities and stockholders’ equity	$(900.9)	$798.5	$275.8	$238.6	$507.1	$919.1

TRANSUNION CORP. AND SUBSIDIARIES

Audited Consolidating Balance Sheet

December 31, 2010

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$81.4	$—	$—	$49.8	$—	$131.2
Trade accounts receivable, net	—	86.3	11.5	34.8	—	132.6
Due from (to) affiliates	(33.3)	(23.5)	14.0	42.8	—	—
Other current assets	5.4	37.5	2.3	4.8	—	50.0
Current assets of discontinued operations	—	—	—	0.6	—	0.6

Total current assets	53.5	100.3	27.8	132.8	—	314.4
Property, plant and equipment, net	—	143.4	24.7	18.0	—	186.1
Other marketable securities	—	19.2	0.1	—	—	19.3
Goodwill	—	6.3	161.9	55.5	—	223.7
Other intangibles, net	—	61.7	50.9	5.3	—	117.9
Other assets	(901.0)	499.2	0.2	14.6	479.8	92.8

Total assets	$(847.5)	$830.1	$265.6	$226.2	$479.8	$954.2

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$—	$46.1	$10.8	$8.9	$—	$65.8
Current portion of long-term debt	4.9	9.5	0.7	—	—	15.1
Other current liabilities	15.8	65.6	5.4	16.6	—	103.4
Current liabilities of discontinued operations	—	—	—	2.0	—	2.0

Total current liabilities	20.7	121.2	16.9	27.5	—	186.3

Long-term debt	9.3	1,580.7	0.9	6.5	(6.5)	1,590.9
Other liabilities	—	34.4	5.5	(0.9)	—	39.0

Total liabilities	30.0	1,736.3	23.3	33.1	(6.5)	1,816.2

Total TransUnion Corp. stockholders’ equity	(877.5)	(906.2)	242.3	177.6	486.3	(877.5)
Noncontrolling interests	—	—	—	15.5	—	15.5

Total stockholders’ equity	(877.5)	(906.2)	242.3	193.1	486.3	(862.0)

Total liabilities and stockholders’ equity	$(847.5)	$830.1	$265.6	$226.2	$479.8	$954.2

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Income

For the Three Months Ended March 31, 2011

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$153.6	$50.9	$55.6	$(14.2)	$245.9

Operating expenses
Cost of services	—	70.4	21.3	18.5	(8.5)	101.7
Selling, general and administrative	0.1	39.1	20.2	14.2	(6.2)	67.4
Depreciation and amortization	—	15.4	4.5	1.8	—	21.7

Total operating expenses	0.1	124.9	46.0	34.5	(14.7)	190.8

Operating income (loss)	(0.1)	28.7	4.9	21.1	0.5	55.1

Non-operating income and expense
Interest expense	(0.4)	(33.2)	—	—	—	(33.6)
Interest income	0.1	—	—	0.1	—	0.2
Other income and expense, net	(45.4)	(39.7)	—	(0.8)	27.0	(58.9)

Total non-operating income and expense	(45.7)	(72.9)	—	(0.7)	27.0	(92.3)
Income (loss) from continuing operations before income taxes	(45.8)	(44.2)	4.9	20.4	27.5	(37.2)
Benefit (provision) for income taxes	20.3	(1.2)	—	(5.2)	—	13.9

Income (loss) from continuing operations	(25.5)	(45.4)	4.9	15.2	27.5	(23.3)
Discontinued operations, net of tax	—	—	—	(0.1)	—	(0.1)

Net income (loss)	(25.5)	(45.4)	4.9	15.1	27.5	(23.4)
Less: net income attributable to noncontrolling interests	—	—	—	(2.1)	—	(2.1)

Net income (loss) attributable to TransUnion Corp.	$(25.5)	$(45.4)	$4.9	$13.0	$27.5	$(25.5)

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Income

For the Three Months Ended March 31, 2010

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$145.3	$43.0	$49.4	$(10.7)	$227.0

Operating expenses
Cost of services	—	74.5	17.5	16.5	(9.4)	99.1
Selling, general and administrative	0.1	34.2	18.0	10.9	(1.6)	61.6
Depreciation and amortization	—	14.3	4.4	1.5	—	20.2

Total operating expenses	0.1	123.0	39.9	28.9	(11.0)	180.9

Operating income (loss)	(0.1)	22.3	3.1	20.5	0.3	46.1

Non-operating income and expense
Interest expense	(0.1)	(5.1)	—	(0.1)	—	(5.3)
Interest income	0.2	—	—	0.1	—	0.3
Other income and expense, net	31.3	14.0	(0.3)	(0.9)	(43.3)	0.8

Total non-operating income and expense	31.4	8.9	(0.3)	(0.9)	(43.3)	(4.2)

Income (loss) from continuing operations before income taxes	31.3	31.2	2.8	19.6	(43.0)	41.9

Provision for income taxes	(10.5)	(0.2)	—	(4.4)	—	(15.1)

Income (loss) from continuing operations	20.8	31.0	2.8	15.2	(43.0)	26.8

Discontinued operations, net of tax	—	—	—	(4.2)	—	(4.2)

Net income (loss)	20.8	31.0	2.8	11.0	(43.0)	22.6
Less: net income attributable to noncontrolling interests	—	—	—	(1.8)	—	(1.8)

Net income (loss) attributable to TransUnion Corp.	$20.8	$31.0	$2.8	$9.2	$(43.0)	$20.8

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Cash Flows

For the Three Months Ended March 31, 2011

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (used in) operating activities	$(24.7)	$31.9	$2.0	$16.7	$—	$25.9

Cash flows from investing activities:
Capital expenditures for property and equipment	—	(23.8)	(1.3)	(1.6)	—	(26.7)
Proceeds from sale of trading securities	—	8.8	—	—	—	8.8
Investments in trading securities	—	(0.7)	—	—	—	(0.7)

Cash used in investing activities	—	(15.7)	(1.3)	(1.6)	—	(18.6)

Cash flows from financing activities:
Proceeds from senior secured credit facility	—	950.0	—	—	—	950.0
Extinguishment of senior secured credit facility	—	(945.2)	—	—	—	(945.2)
Repayments of other debt	(3.9)	—	(0.7)	—	—	(4.6)
Debt financing fees	—	(11.4)	—	—	—	(11.4)
Prepayment fee on early extinguishment of senior secured credit facility	—	(9.5)	—	—	—	(9.5)
Other	(0.2)	—	—	(0.5)	—	(0.7)

Cash used in financing activities	(4.1)	(16.1)	(0.7)	(0.5)	—	(21.4)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(0.4)	—	(0.4)

Net change in cash and cash equivalents	(28.8)	0.1	—	14.2	—	(14.5)
Cash and cash equivalents, beginning of period	81.4	—	—	49.8	—	131.2

Cash and cash equivalents, end of period	$52.6	$0.1	$—	$64.0	$—	$116.7

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Cash Flows

For the Three Months Ended March 31, 2010

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (used in) operating activities	$14.9	$7.3	$1.2	$7.3	$(8.5)	$22.2

Cash flows from investing activities:
Capital expenditures for property and equipment	—	(3.7)	(1.2)	(0.5)	—	(5.4)
Proceeds from sale of trading securities	—	0.3	—	—	—	0.3
Proceeds from redemption of investments in available-for-sale securities	11.5	—	—	—	—	11.5
Proceeds from held-to-maturity securities	—	—	—	4.9	—	4.9
Proceeds from sale of assets of discontinued operations	—	—	—	10.3	—	10.3
Other	—	16.1	—	—	(15.5)	0.6

Cash provided by (used in) investing activities	11.5	12.7	(1.2)	14.7	(15.5)	22.2

Cash flows from financing activities:
Repayments of other debt	—	(13.1)	—	(15.5)	15.5	(13.1)
Repayments of secured line of credit	(11.5)	—	—	—	—	(11.5)
Treasury stock purchases	(5.3)	—	—	—	—	(5.3)
Dividends to parent	—	(4.9)	—	(3.6)	8.5	—
Other	—	—	—	(0.3)	—	(0.3)

Cash provided by (used in) financing activities	(16.8)	(18.0)	—	(19.4)	24.0	(30.2)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	0.2	—	0.2

Net change in cash and cash equivalents	9.6	2.0	—	2.8	—	14.4
Cash and cash equivalents, beginning of period, including cash of discontinued operations of $11.6	102.4	—	—	46.7	—	149.1

Cash and cash equivalents, end of period, including cash of discontinued operations of $1.9	$112.0	$2.0	$—	$49.5	$—	$163.5

TransUnion Global Markets

TransUnion connects businesses and consumers by helping to build credit economies worldwide.

Africa
Botswana
Namibia
South Africa
Swaziland
Zimbabwe

Americas
Canada
Chile
Colombia
Costa Rica
Dominican Republic
El Salvador
Guatemala
Honduras
Mexico
Nicaragua
Trinidad & Tobago
United States

Asia-Pacific
China
India
Philippines
Singapore
Thailand

Europe
Croatia
Russia

Through and including                     , 2011, (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

TransUnion Corp.

Common Stock

P R O S P E C T U S

BofA Merrill Lynch

J.P. Morgan

Deutsche Bank Securities

Credit Suisse

Morgan Stanley

                    , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts, payable by us in connection with the sale of the common stock being registered. All of the amounts shown are estimated, except the Securities and Exchange Commission registration fee and FINRA filing fee.

SEC registration fee		$37,732.50
FINRA filing fee		33,000
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation to be in effect upon the consummation of the offering includes a provision that eliminates, to the fullest extent permitted by Delaware law, the personal liability of a director to our company or our stockholders for monetary damages for any breach of fiduciary duty as a director. Subject to certain limitations, our amended and restated bylaws to be in effect upon the consummation of the offering provide that we must indemnify our directors and executive officers to the fullest extent permitted by Delaware law.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We currently have directors’ and officers’ liability insurance policies to insure our directors and officers against liability for actions or omissions occurring in their capacity as a director or officer, subject to certain exclusions and limitations.

Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Item 15. Recent Sales of Unregistered Securities.

During the three months ended March 31, 2011, the registrant granted options to purchase 68,000 shares of its common stock to certain employees and directors at an exercise price of $24.37 per share. The grants of options were made under the registrant’s 2010 Management Equity Plan and were exempt from registration under Rule 701 of the Securities Act as exempt offers and sales under a written compensatory benefit plan.

On April 8, 2011, the registrant issued an aggregate of 30,775 shares of common stock to one accredited investor in a private placement transaction at a purchase price of $24.37 per share. The issuance of these securities was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering.

On May 3, 2011, the registrant issued an aggregate of 22,500 shares of common stock to one accredited investor in a private placement transaction at a purchase price of $24.37 per share. The issuance of these securities was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering.

The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to offer or sell, in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

There were no underwriters employed in connection with any of the transactions set forth above.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index beginning on page E-1, which follows the signature pages hereof and is incorporated herein by reference.

(b) Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on July 5th, 2011.

TRANSUNION CORP.

By:	/s/ Siddharth N. (Bobby) Mehta
Siddharth N. (Bobby) Mehta
Director, President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of TransUnion Corp., do hereby constitute and appoint Siddharth N. (Bobby) Mehta, Samuel A. Hamood and John W. Blenke, and each and any of them, our true and lawful attorneys-in-fact and agents to do any and all acts and things in our names and our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable TransUnion Corp. to comply with the Securities Act and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement or any registration statement for this offering of securities that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, including specifically, but without limitation, any and all amendments (including post-effective amendments) hereto, and we hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Siddharth N. (Bobby) Mehta Siddharth N. (Bobby) Mehta	Director, President, and Chief Executive Officer	July 5, 2011
(Principal Executive Officer)

/s/ Samuel A. Hamood Samuel A. Hamood	Executive Vice President and Chief Financial Officer	July 5, 2011
(Principal Financial Officer)

/s/ Gordon E. Schaechterle Gordon E. Schaechterle	Group Vice President and Chief Accounting Officer	July 5, 2011
(Principal Accounting Officer)

/s/ John A. Canning, Jr. John A. Canning, Jr.	Director	July 5, 2011

/s/ Timothy M. Hurd Timothy M. Hurd	Director	July 5, 2011

/s/ Vahe A. Dombalagian Vahe A. Dombalagian	Director	July 5, 2011

/s/ Edward M. Magnus Edward M. Magnus	Director	July 5, 2011

/s/ Nigel W. Morris Nigel W. Morris	Director	July 5, 2011

/s/ Penny Pritzker Penny Pritzker	Director	July 5, 2011

/s/ Matthew A. Carey Matthew A. Carey	Director	July 5, 2011

/s/ Renu S. Karnad Renu S. Karnad	Director	July 5, 2011

/s/ Reuben Gamoran Reuben Gamoran	Director	July 5, 2011

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of TransUnion Corp. (to be in effect prior to the consummation of this offering)

3.2*	Form of Amended and Restated Bylaws of TransUnion Corp. (to be in effect prior to the consummation of this offering)

4.1*	Specimen common stock certificate

4.2	TransUnion Corp. Registration Rights Agreement, dated June 15, 2010, among TransUnion Corp. and the stockholders party thereto (incorporated by reference to Exhibit 10.10 to TransUnion Corp. Registration Statement on Form S-4 dated March 1, 2011)

4.3	Indenture, dated June 15, 2010, among Trans Union LLC, TransUnion Financing Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to TransUnion Corp. Registration Statement on Form S-4 dated March 1, 2011)

4.4	Form of 11 3/8% Senior Note due 2018, Series B (incorporated by reference to Exhibit 4.2 to TransUnion Corp. Registration Statement on Form S-4 dated March 1, 2011)

5.1*	Opinion of Latham & Watkins LLP

10.1	Amended and Restated Credit Agreement, dated February 10, 2011, among TransUnion Corp., Trans Union LLC, the guarantors party thereto, Deutsche Bank Trust Company Americas, as administrative and collateral agent, Deutsche Bank Trust Company Americas, as L/C issuer and swing line lender, the other lenders party thereto, Bank of America, N.A., as syndication agent, Credit Suisse Securities (USA) LLC and SunTrust Bank as TL documentation agents, U.S. Bank National Association, as RC documentation agent, the Governor and Company of The Bank Of Ireland, as senior managing agent and Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner and Smith and J.P. Morgan Securities LLC, as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.1 to TransUnion Corp. Registration Statement on Form S-4 dated March 1, 2011)

10.2#	Amended and Restated TransUnion Corp. 2010 Management Equity Plan (incorporated by reference to Exhibit 10.2 to TransUnion Corp. Registration Statement on Form S-4 dated March 1, 2011)

10.3#	Form of Amended and Restated TransUnion Corp. 2010 Management Equity Plan Director Stock Option Agreement (incorporated by reference to Exhibit 10.3 to TransUnion Corp. Registration Statement on Form S-4 dated March 1, 2011)

10.4#	Form of Amended and Restated TransUnion Corp. 2010 Management Equity Plan Stock Option Agreement (incorporated by reference to Exhibit 10.4 to TransUnion Corp. Registration Statement on Form S-4 dated March 1, 2011)

10.5#	Form of Severance and Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.5 to TransUnion Corp. Registration Statement on Form S-4 dated March 1, 2011)

10.6#	Employment Agreement, dated October 3, 2007, between TransUnion Corp. and Siddharth N. Mehta (incorporated by reference to Exhibit 10.6 to TransUnion Corp. Registration Statement on Form S-4 dated March 1, 2011)

E-1

Exhibit Number	Exhibit Description

21.1	List of Subsidiaries of TransUnion Corp. (incorporated by reference to Exhibit 21.1 to TransUnion Corp. Registration Statement on Form S-4 dated March 1, 2011)

23.1	Consent of Ernst & Young LLP

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1	Powers of Attorney (included in signature pages hereto)

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.

E-2